As filed with the Securities and Exchange Commission on May 26, 2005
Registration No. 333-123514

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GLOBAL CASH ACCESS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	6199	20-0723270
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3525 East Post Road, Suite 120

Las Vegas, Nevada 89120
(702) 855-3006
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kirk Sanford

Global Cash Access Holdings, Inc.
3525 East Post Road, Suite 120
Las Vegas, Nevada 89120
(702) 855-3006
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Paul “Chip” L. Lion III Justin L. Bastian Timothy J. Harris Morrison & Foerster LLP 755 Page Mill Road Palo Alto, California 94304-1018	Patrick A. Pohlen Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price	Registration Fee(1)

Common stock, $0.001 par value	$471,500,000	$55,495.55

(1)	Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 26, 2005.

                             Shares

Common Stock

     This is an initial public offering of shares of common stock of Global Cash Access Holdings, Inc. Global Cash Access Holdings, Inc. is offering                     of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional                     shares. Global Cash Access Holdings, Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

     Prior to this offering, there has been no public market for Global Cash Access Holdings, Inc.’s common stock. It is currently estimated that the initial public offering price will be between $               and $                per share.

      Global Cash Access Holdings, Inc. intends to list the common stock on the New York Stock Exchange under the symbol “GCA”.

     See “Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds	the Selling
	Public	Commissions	to Us	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

     To the extent that the underwriters sell more than                     shares of common stock, the underwriters have the option to purchase up to an additional                     shares of common stock from the selling stockholders at the initial public offering price less the underwriting discount.

     The underwriters expect to deliver the shares against payment in New York, New York on                     , 2005.

Goldman, Sachs & Co.	JPMorgan

Banc of America Securities LLC

Bear, Stearns & Co. Inc.

Citigroup

Deutsche Bank Securities

SG Cowen & Co.	Wachovia Securities

Prospectus dated                           , 2005.

DESCRIPTION OF GRAPHICS INSIDE THE FRONT COVER

     The next page consists of three rows of pictures, logos and text.

     First Row

     The first row consists of five photographs of the registrant’s cash access products. From left to right are photographs of a Casino Cash Plus 3-in-1 ATM, an Automated Cashier Machine and a QuikCash kiosk. To the right of the photograph of the QuikCash kiosk is a photograph of a TODD device directly above a photograph of an EDITH device.

     Second Row

     The second row consists of a logo and text. On the left side of the row is a Central Credit logo, which consists of a red square with rounded corners, inside of which appear the portions of two white concentric circles designed to resemble a smaller letter “C” inside of a larger letter “C,” and below which appears the name “Central Credit” in black letters. To the right of the logo is the following text: “Central Credit, the leading gaming patron credit bureau, provides detailed patron credit histories to gaming establishments to improve their credit decisions.”

     Third Row

     The third row consists of a photograph and a logo. On the left side of the row is a photograph of the screen display of a personal computer running QuikCash Plus Web. To the right of the photograph is a TeleCheck logo, which consists of a red rectangle with rounded corners, inside of which appears the name “TeleCheck” in white letters and five white lines that extend horizontally from the left margin, curl downwards at a rounded 90 degree angle at approximately one-third of the distance from the left margin to the right margin and extend upwards to the top margin at an approximately 45 degree angle. The “registered” trademark symbol is positioned just outside the lower right corner of the rectangle and the words “A First Data Company” appear beneath the red rectangle.

PROSPECTUS SUMMARY

      The following is a summary of some of the information contained in this prospectus. To understand this offering fully, you should read carefully the entire prospectus, including the risk factors and the financial statements. Global Cash Access Holdings, Inc. is a holding company, the principal asset of which is the capital stock of Global Cash Access, Inc. Global Cash Access, Inc. directly or indirectly owns all of the assets and either all or a majority of the equity interests of the subsidiaries which operate our business. Unless otherwise indicated, the terms “Global Cash Access,” “we,” “us,” “our,” “our company” and “our business” refer to Global Cash Access Holdings, Inc. together with its consolidated subsidiaries. The information contained in this prospectus assumes (1) the merger of Casino Credit Services, LLC, a wholly-owned subsidiary of M&C International that provides gaming patron credit bureau services to gaming establishments in Michigan, with and into Central Credit, LLC, a subsidiary of ours, concurrent with the consummation of the offering of common stock described herein, (2) Global Cash Access Holdings, Inc.’s guarantee of the obligations of Global Cash Access, Inc. under its currently outstanding 8 3/4% senior subordinated notes due 2012 upon the consummation of the offering of common stock described herein, (3) our acquisition from USA Payments of the patent covering our “3-in-1 rollover” functionality for $10 million effective upon the consummation of this offering, and (4) the effectiveness of Mr. Sanford’s employment agreement described in this prospectus.

Business

      We are the leading provider of cash access products and related services to the gaming industry in the United States, the United Kingdom, Canada and the Caribbean. Our products and services provide gaming establishment patrons access to cash through a variety of methods, including ATM cash withdrawals, credit card cash advances, point-of-sale, or POS, debit card transactions, check verification and warranty and money transfers. In addition, we provide products and services that improve credit decision-making, automate cashier operations and enhance patron marketing activities for gaming establishments.

      Substantially all gambling transactions within a gaming establishment must be completed in cash. Consequently, gaming revenues are critically dependent on the amount of cash available to patrons within gaming establishments. We believe that the proliferation of card-based payment instruments has led to a general reduction in the amount of cash that consumers carry, including when they visit gaming establishments. Therefore, the ability of gaming establishments to maximize revenues depends upon the ease with which patrons can access cash. Our products and services allow patrons to easily access their cash within a gaming establishment. For example, our patented “3-in-1 rollover” functionality allows a gaming patron to easily convert an unsuccessful ATM cash withdrawal into a POS debit card transaction or a credit card cash advance. See “Cash Access Products and Services — Casino Cash Plus 3-in-1 ATM” beginning on page 66 of this prospectus for a full explanation of the functioning and importance of the “3-in-1 rollover” functionality.

      We provide cash access products and related services at approximately 960 gaming establishments worldwide, including those of seven of the top ten gaming operators in the United States based on 2004 revenues: Harrah’s Entertainment, Inc., Caesars Entertainment, Inc., Mandalay Resort Group, Boyd Gaming Corporation, Foxwoods Resort Casino, Mohegan Tribal Gaming Authority and Penn National Gaming, Inc. In addition, we provide cash access products and related services to three of the top four gaming operators in the United Kingdom based on 2004 revenues, including Stanley Leisure plc, Gala Casinos Ltd. and London Clubs International. In general, our contracts with gaming establishments are exclusive, range in duration from three to five years and are global in that they govern all of an operator’s gaming establishments wherever they are located around the world.

      Our cash access products and services enable three different types of electronic payment transactions: ATM cash withdrawals, credit card cash advance and POS debit card transactions. Patrons can complete any of these three transactions at any one of 851 Casino Cash Plus 3-in-1 ATM machines, 298 Automated Cashier Machines, or ACMs, or thirty-seven 3-in-1 QuickJack Plus devices enabled with our proprietary software, or 3-in-1 Enabled QuickJack Plus devices. In addition, patrons can obtain credit card cash advances and POS debit card transactions at any one of more than 3,100 QuikCash kiosks. We also provide check verification and warranty services to gaming establishments that cash patron checks. Our Central Credit service, the leading gaming patron credit bureau, provides detailed patron credit histories to gaming establishments to improve their credit decisions. We also maintain a separate patron transaction database that can enhance a gaming establishment’s patron marketing activities. In addition, we have developed, together with our strategic partners, products to facilitate an efficient means of accessing funds in a cashless gaming environment.

      In 2004, we processed over 66 million transactions which resulted in approximately $13.6 billion in cash being disbursed to gaming patrons. In the three months ended March 31, 2005, we processed over 17.8 million transactions which resulted in approximately $3.7 billion in cash being disbursed to gaming patrons. For the year ended December 31, 2004, we generated revenues and operating income of $403.0 million and $74.0 million, respectively. For the three months ended March 31, 2005, we generated revenues and operating income of $109.7 million and $21.9 million, respectively.

Industry Trends

      We believe that demand for our cash access products and related services will be driven by the following:

•	Gaming Industry Growth. Future gaming industry growth is expected to be driven by continued market expansion in the United States and from the development of European, Asian and other international markets.

•	Importance of Access to Cash. Without cash access services, gaming revenues would be limited by the amount of cash that patrons bring to gaming establishments. Therefore, casino operators increasingly realize the importance of offering gaming patrons the ability to access different sources of funds while in the gaming establishment. Most gaming establishments outsource their cash access services to third-party providers.

•	Migration from Cash to Electronic Forms of Payment. We believe that the proliferation of card-based payment instruments in retail environments has led to a general reduction in the amount of cash that patrons bring to gaming establishments, increasing the demand for cash access products and services within gaming establishments.

•	Innovation of Cash Access Products and Related Services. We believe that gaming establishments will demand new or enhanced products and services that increase the amount of cash available to gaming patrons and continue to reduce transaction times and cashier labor costs.

•	Demand for Effective Patron Marketing. Gaming establishments target profitable, repeat customers and increasingly rely on the aggregation and analysis of patron transaction data to develop, implement and refine patron marketing strategies that increase loyalty and revenues.

Competitive Strengths

      We believe our competitive strengths are as follows:

•	Industry leader. We are the leading provider of cash access products and related services to the gaming industry. We have a leading market share, providing our cash access products and services at approximately 960 gaming establishments worldwide. We have contracts to provide cash access products and related services to seven of the top ten gaming operators in the United States and three of the top four gaming operators in the United Kingdom, based on 2004 revenues. We focus solely on the gaming industry and believe we have the industry leading brand.

•	Best-in-class products and services. We believe that we offer the most innovative, reliable, comprehensive and integrated cash access products and services. Based upon information obtained from some of our customers that have switched from our competitors’ products and services to our products and services, we believe that our cash access products and services result in substantially more cash being disbursed within gaming establishments.

•	Proprietary patron information. Our proprietary databases contain credit histories and patron transaction data generated across multiple gaming establishments over time. Central Credit is the de facto industry standard credit bureau and is used by gaming establishments to improve their credit decision-making. Our proprietary patron transaction database contains information about patron cash access activity that can enhance a gaming establishment’s patron marketing activities.

•	Exclusive strategic alliances. We have partnered with gaming industry leaders on an exclusive basis to develop, market and provide innovative products to gaming establishments. We enjoy the benefit of our alliance partners’ existing installed bases, reputations and relationships with gaming establishments.

Business Strategy

      We intend to enhance our position as the leading provider of cash access products and related services to the gaming industry by pursuing the following strategies:

•	Generate additional revenue from existing customers. We intend to generate additional revenue by maintaining and broadening our existing customer relationships. By renewing our global contracts with our existing customers we expect to benefit from our customers’ growth in existing and new markets. We also intend to provide them additional cash access products and services.

•	Expand our customer base in existing markets. We seek to enter into contracts with new customers when our competitors’ contracts expire or when new participants enter our existing markets. We believe that the breadth and quality of our products and services provides us with a significant competitive advantage.

•	Enter new markets. We plan to grow our business by further expanding our geographic presence in the United States and internationally. Legislation permitting or expanding gaming has been proposed or passed in a number of jurisdictions both in the United States and internationally. We believe that many of our existing customers will participate in this expansion, and our contracts typically provide that we will have the right to provide cash access services at these new establishments. We also believe that our market leadership will allow us to capitalize upon this expansion even in the absence of existing contractual relationships.

•	Continue to innovate. We plan to enhance the features of our existing products and services as well as develop additional products and services using new technologies to provide more efficient access to cash at gaming establishments.

Our History

      We began our operations in July 1998 as a joint venture limited liability company among M&C International and entities affiliated with Bank of America and First Data Corporation. In September 2000, Bank of America sold its entire ownership interest to M&C International and First Data Corporation. In March 2004, Global Cash Access, Inc. issued $235 million in aggregate principal amount of 8 3/4% senior subordinated notes due 2012 and borrowed $260 million under senior secured credit facilities. Global Cash Access Holdings, Inc. was formed to hold all of the outstanding capital stock of Global Cash Access, Inc. and to guarantee the obligations under the senior secured credit facilities. A substantial portion of the proceeds of these senior subordinated notes and senior secured credit facilities were used to redeem all of First Data Corporation’s interest and a portion of M&C International’s interest. Simultaneously, Bank of America Corporation acquired a 4.99% ownership interest. In May 2004, M&C International sold a portion of its ownership interest to a number of private equity investors, including entities affiliated with Summit Partners, and we converted from a limited liability company to a corporation.

      Global Cash Access Holdings, Inc.’s principal executive offices are located at 3525 East Post Road, Suite 120, Las Vegas, Nevada 89120. Our telephone number is (800) 833-7110. Our web site address is www.globalcashaccess.com. The information on our web site is not deemed to be part of this prospectus.

      This prospectus contains trademarks and service marks owned by us and our subsidiaries, such as Global Cash Access®, QuikCash®, ACM®, QuikCredit® and QuikMarketing®, and also contains trademarks and service marks owned by third parties.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares(1)

Total common stock offered	shares

Common stock outstanding after this offering	shares

Use of proceeds	We intend to (i) use approximately $89.4 million of the net proceeds of the common stock offered by us to redeem $82.3 million in aggregate principal amount of 8 3/4% senior subordinated notes of Global Cash Access, Inc. due 2012, (ii) use $10.0 million to acquire the patent covering our “3-in-1 rollover” functionality, and (iii) retain the remainder of the net proceeds for general corporate purposes, including working capital. For more information, see “Use of Proceeds” on page 31 of this prospectus.

We will not receive any proceeds from the sale of our common stock by the selling stockholders in the offering.

Proposed New York Stock Exchange symbol	GCA

Risk Factors	See “Risk Factors” beginning on page 9 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future.

Guarantee of 8 3/4% senior subordinated notes of Global Cash Access, Inc. due 2012	Effective upon the consummation of this offering of common stock, we will guarantee the obligations of our wholly-owned subsidiary, Global Cash Access, Inc., under its currently outstanding 8 3/4% senior subordinated notes due 2012. Our guarantee will be full and unconditional and will be joint and several with the existing guarantee of the same obligations by Central Credit, LLC. See “Description of Guarantee.”

      Except as otherwise indicated, whenever we present the number of shares of common stock outstanding, we have:

•	assumed full conversion of all outstanding preferred stock and redesignation of all outstanding shares of capital stock into common stock;

•	based this information on the shares outstanding as of March 31, 2005, excluding:

•	3,704,145 shares of common stock issuable upon exercise of outstanding options; and

•	shares of common stock available for future issuance pursuant to our stock option plan;

•	assumed no exercise of options after March 31, 2005; and

•	assumed no exercise of the underwriters’ over-allotment option.

(1)	Does not include shares of common stock that may be sold by the selling stockholders upon exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Data

      The following summary consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. The summary consolidated financial data for the fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements. The summary consolidated financial data for the three months ended March 31, 2004 and 2005 have been derived from our unaudited condensed consolidated financial data included elsewhere in this prospectus and in the opinion of our management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations for such periods. Other than insubstantial assets that are immaterial in amount and nature, the sole asset of Global Cash Access Holdings, Inc. is the capital stock of Global Cash Access, Inc. The formation of Global Cash Access Holdings, Inc. and the transfer of ownership of Global Cash Access, Inc. to Global Cash Access Holding, Inc. were treated as a reorganization of entities under common control. Accordingly, the income and expense of Global Cash Access, Inc. for all periods are included in the accompanying financial statements. Our summary historical consolidated financial data may not be indicative of our future financial condition or results of operations. See “Consolidated Financial Statements”. The pro forma income tax amounts below are unaudited and have been calculated to reflect the taxes that would have been reported had we been subject to federal and state income taxes as a C Corporation during the periods presented.

						Three Months Ended
	For the Years Ended December 31,					March 31,

	2000	2001(1)	2002	2003	2004	2004	2005

	(In thousands except per share)
Income Statement Data:
Revenues
Cash advance	$170,792	$174,787	$182,754	$186,547	$209,962	$50,455	$56,778
ATM	33,634	110,074	119,424	132,341	158,433	38,330	43,773
Check services	26,997	26,614	29,412	26,326	23,768	5,838	6,309
Central Credit and other	10,216	10,152	10,303	10,500	10,840	2,747	2,806

Total revenues	241,639	321,627	341,893	355,714	403,003	97,370	109,666
Cost of revenues	147,900	203,274	216,658	232,463	270,112	64,940	72,597

Gross profit	93,739	118,353	125,235	123,251	132,891	32,430	37,069
Operating expenses	(38,250)	(54,270)	(57,649)	(45,430)	(45,322)	(10,954)	(11,881)
Depreciation and amortization	(11,084)	(16,838)	(11,820)	(14,061)	(13,548)	(3,407)	(3,316)

Operating income	44,405	47,245	55,766	63,760	74,021	18,069	21,872
Interest expense, net(2)	(1,177)	(5,082)	(4,933)	(5,450)	(32,025)	(2,803)	(10,481)

Income before income tax (provision) benefit and minority ownership loss	43,228	42,163	50,833	58,310	41,996	15,266	11,391
Income tax (provision) benefit	(637)	(442)	(1,451)	(321)	212,346	(1,163)	(4,101)

Income before minority ownership loss	42,591	41,721	49,382	57,989	254,342	14,103	7,290
Minority ownership loss(3)	—	420	1,040	400	213	—	50

Net income	$42,591	$42,141	$50,422	$58,389	$254,555	$14,103	$7,340

Earnings per share
Basic	$1.32	$1.30	$1.57	$1.81	$7.91	$0.44	$0.23

Diluted	$0.60	$0.58	$0.71	$0.82	$3.52	$0.20	$0.10

Weighted average number of common shares outstanding:
Basic	32,175	32,175	32,175	32,175	32,175	32,175	32,175
Diluted	71,500	71,500	71,500	71,500	72,222	71,500	75,204

						Three
						Months
	For the Years Ended December 31,					Ended
						March 31,
	2000	2001(1)	2002	2003	2004	2004

	(In thousands except per share)
Pro forma computation related to conversion to corporation for tax purposes
Income before provision for income taxes and minority ownership loss — historical	$43,228	$42,163	$50,833	$58,310	$41,996	$15,266
Income tax provision — historical, exclusive of one-time tax benefit(4)	(637)	(442)	(1,451)	(321)	(10,519)	(1,163)
Pro forma income tax provision — unaudited(5)	$(17,951)	$(16,154)	$(16,940)	$(20,741)	$(4,600)	$(4,333)
Minority ownership loss — historical	—	420	1,040	400	213	—

Pro forma net income	$24,640	$25,987	$33,482	$37,648	$27,090	$9,770

Pro forma earnings per share:
Basic	$0.77	$0.81	$1.04	$1.17	$0.84	$0.30

Diluted	$0.34	$0.36	$0.47	$0.53	$0.38	$0.14

Weighted average number of common shares outstanding:
Basic	32,175	32,175	32,175	32,175	32,175	32,175
Diluted	71,500	71,500	71,500	71,500	72,222	71,500

	March 31, 2005

	Actual	As Adjusted(6)

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$23,720	$
Total assets	459,446
Total borrowings	446,750
Stockholders’ deficiency and members’ capital	(49,573)

	For the Years Ended			Three Months
	December 31,			Ended March 31,

	2002	2003	2004	2004	2005

Other Data (unaudited):
Aggregate dollar amount processed (in billions):
Cash advance	$3.6	$3.8	$4.2	$1.0	$1.1
ATM	$6.2	$6.9	$8.4	$2.0	$2.4
Check warranty	$1.2	$1.0	$0.9	$0.2	$0.3
Number of transactions completed (in millions):
Cash advance	8.2	8.1	8.8	2.2	2.3
ATM	42.5	45.7	53.2	13.0	14.3
Check warranty	6.4	4.9	4.3	1.1	1.1

(1)	The increase in revenues and operating expenses during fiscal 2001, as compared to fiscal 2000, is primarily attributable to our acquisitions of the gaming ATM portfolios of Bank of America, N.A. and InnoVentry Corporation.

(2)	Interest expense, net, includes interest income.

(3)	Minority ownership loss represents the portion of the loss from operations of QuikPlay, LLC that is attributable to the 40% ownership interest in QuikPlay, LLC that is not owned by us.

(4)	In connection with our conversion to a taxable corporate entity for United States income tax purposes, we recognized a net tax asset created by a step up in the tax basis of our net assets due to the Recapitalization and the Private Equity Restructuring. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Overview.” For purposes of determining the pro forma net income, the recognition of this one-time step up in basis has been excluded from our pro forma tax computation.

(5)	The pro forma unaudited income tax adjustments represent the tax effects that would have been reported had the Company been subject to United States federal and state income taxes as a corporation. Pro forma expenses are based upon the statutory income tax rates and adjustments to income for estimated permanent differences occurring during the period. Actual rates and expenses could have differed had the Company been subject to United States federal and state income taxes for all periods presented. Therefore, the unaudited pro forma amounts are for informational purposes only and are intended to be indicative of the results of operations had the Company been subject to United States federal and state income taxes for all periods presented. Pro forma amounts are not shown for the period ended March 31, 2005 because income taxes were recorded by the Company during that period.

The following table presents the computation of the pro forma income tax expense for all applicable periods (in thousands):

						Three
						Months
	For the Years Ended December 31,					Ended
						March 31,
	2000	2001	2002	2003	2004	2004

Income before income taxes, as reported	$43,228	$42,163	$50,833	$58,310	$41,996	$15,266
Effective pro forma income tax rate	43.00%	39.36%	36.18%	36.12%	36.00%	36.00%

Pro forma income tax expense	$18,588	$16,596	$18,391	$21,062	$15,119	$5,496

(6)	The as adjusted balance sheet data gives effect to the sale of our shares of common stock in this offering, at an assumed public offering price of $ per share, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses and the redemption of $82.3 million in aggregate principal amount of 8 3/4% senior subordinated notes due 2012. See “Capitalization”.

RISK FACTORS

      You should carefully consider the following risks and other information in this prospectus before deciding to invest in shares of our common stock. The following risks and uncertainties could materially adversely affect or business, financial condition or operating results. In this event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risk Related to Our Business

If we are unable to maintain our current customers on terms that are favorable to us, our business, financial condition and operating results may suffer a material adverse effect.

      We enter into contracts with our gaming establishment customers to provide our cash access products and related services. Most of our contracts have a term ranging from three to five years in duration and provide that we are the only provider of cash access products to these establishments during the term of the contract. However, some of our contracts are terminable upon 30 days advance notice and some of our contracts either become nonexclusive or terminable by our gaming establishment customers in the event that we fail to satisfy specific covenants set forth in the contracts, such as covenants related to our ongoing product development. We are typically required to renegotiate the terms of our customer contracts upon their expiration, and in some circumstances we may be forced to modify the terms of our contracts before they expire. When we have successfully renewed these contracts, these negotiations have in the past resulted in, and in the future may result in, financial and other terms that are less favorable to us than the terms of the expired contracts. In particular, we are often required to pay a higher commission rate to a gaming establishment than we previously paid in order to renew the relationship. Assuming constant transaction volume, increases in commissions or other incentives paid to gaming establishments would reduce our operating results. We may not succeed in renewing these contracts when they expire, which would result in a complete loss of revenue from that customer, either for an extended period of time or forever. Our contracts are often global, in that they cover all of the gaming establishments of a particular operator wherever they are located around the world. So, the loss of a single contract often results in the loss of multiple gaming establishments. If we are required to pay higher commission rates or agree to other less favorable terms to retain our customers or we are not able to renew our relationships with our customers upon the expiration of our contracts, our business, financial condition and operating results would be harmed.

Because of significant concentration among our top customers, the loss of a top customer could have a material adverse effect on our revenues and profitability.

      In 2004 and the three months ended March 31, 2005, our five largest customers, Harrah’s Entertainment, Inc., Caesars Entertainment, Inc., Mandalay Resort Group, Boyd Gaming Corporation and Station Casinos, Inc., accounted for approximately 38.0% and 38.4%, respectively, of our revenues. In 2004 and the three months ended March 31, 2005, revenues attributable to our largest customer, Harrah’s Entertainment, Inc., were approximately 11.7% and 11.5%, respectively, of our revenues. The loss of, or a substantial decrease in revenues from, any one of our top customers could have a material adverse effect on our business and operating results.

      Consolidation among operators of gaming establishments may also result in the loss of a top customer to the extent that customers of ours are acquired by our competitors’ customers. For example, Mandalay Resort Group was acquired by MGM MIRAGE in April 2005. We are engaged in competitive bidding for a new contract with MGM MIRAGE. If we are unsuccessful in securing a long-term contract with MGM MIRAGE, we may lose Mandalay Resort Group as a customer upon the expiration of our contract with it.

Competition in the market for cash access services is intense which could result in higher commissions or loss of customers to our competitors.

      The market for cash access products and related services is intensely competitive, and we expect competition to increase and intensify in the future. We compete with other providers of cash access products and services such as Game Financial Corporation, a subsidiary of Certegy Inc., operating as GameCash; Global Payment Systems operating as Cash & Win; Cash Systems, Inc; and financial institutions such as U.S. Bancorp and other regional and local banks that operate ATM machines on the premises of gaming establishments. We face potential competition from gaming establishments that may choose to operate cash access systems on their own behalf rather than outsource to us. We may in the future also face competition from traditional transaction processors, such as First Data Corporation, that may choose to enter the gaming patron cash services market. In connection with our redemption of First Data Corporation’s interest in us, First Data Corporation agreed not to compete with us prior to March 10, 2007. This agreement not to compete, however, is limited to the United States and Canada and is subject to a number of exceptions. Given its familiarity with our specific industry and business and operations as a result of being our majority owner from inception until March 10, 2004, First Data Corporation could be a significant competitive threat upon the expiration of this covenant not to compete. In addition, we may in the future face potential competition from new entrants into the market for cash access products and related services. Some of our competitors and potential competitors have significant advantages over us, including greater name recognition, longer operating histories, pre-existing relationships with current or potential customers, significantly greater financial, marketing and other resources and more ready access to capital which allow them to respond more quickly to new or changing opportunities. In addition, some providers of cash access products and services to gaming establishments have established cooperative relationships with financial institutions in order to expand their service offerings.

      Other providers of cash access products and services to gaming establishments have in the past increased, and may in the future continue to increase, the commissions or other incentives they pay to gaming establishments in order to win those gaming establishments as customers and to gain market share. To the extent that competitive pressures force us to increase commissions or other incentives to establish or maintain relationships with gaming establishments, our business and operating results could be adversely affected.

      Under our agreements with NRT Technology Corporation, or NRT, and Western Money Systems, they are prohibited from providing their cash handling services on any device that provides cash access services of other providers. Upon the expiration or termination of our agreements with NRT and Western Money Systems, we may face competition from other providers of cash access services to the extent that NRT or Western Money Systems establishes cooperative relationships with other cash access service providers.

If we are unable to protect our intellectual property adequately, we may lose a valuable competitive advantage or be forced to incur costly litigation to protect our rights.

      Our success depends on developing and protecting our intellectual property. We have entered into license agreements with other parties for intellectual property that is critical to our business. We rely on the terms of these license agreements, as well as copyright, patent, trademark and trade secret laws to protect our intellectual property. We also rely on other confidentiality and contractual agreements and arrangements with our employees, affiliates, business partners and customers to establish and protect our intellectual property and similar proprietary rights. Following our acquisition of the patent covering our “3-in-1 rollover” functionality upon the completion of this offering, we will hold two issued patents and we have four patent applications pending. These patent applications may not become issued patents. If they do not become issued patents, our competitors would not be prevented from using these inventions.

      We have also entered into license agreements with other parties for the exclusive use of their technology and intellectual property rights in the gaming industry, such as our license to use portions of the software infrastructure upon which our systems operate from Infonox on the Web. We rely on these other parties to maintain and protect this technology and the related intellectual property rights. If our licensors fail to protect their intellectual property rights in material that we license and we are unable to protect such intellectual property rights, the value of our licenses may diminish significantly and our business could be significantly harmed. It is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without our authorization or otherwise infringe on our intellectual property rights or intellectual property rights that we exclusively license. In addition, we may not be able to deter current and former employees, consultants, and other parties from breaching confidentiality agreements with us and misappropriating proprietary information from us or other parties. If we are unable to adequately protect our intellectual property or our exclusively licensed rights, or if we are unable to continue to obtain or maintain licenses for proprietary technology from other parties, including in particular Infonox on the Web, it could have a material adverse effect on the value of our intellectual property, our reputation, our business and our operating results.

      We may have to rely on litigation to enforce our intellectual property rights and contractual rights. For example, we are pursuing a patent infringement action against U.S. Bancorp, Certegy Inc. and Game Financial Corporation to discontinue what we believe to be their infringement of the rights arising under our patent to the “3-in-1 rollover” functionality. By pursuing this litigation, we are exposed to the risk that the defendants will attempt to invalidate the patent or otherwise limit its scope. If litigation that we initiate is unsuccessful, including the litigation described above, we may not be able to protect the value of our intellectual property and our business could be adversely affected. We may also face difficulty enforcing our rights in the QuikCash trademark because of the timing and sequence of some of the assignment and renewal actions relating to the trademark.

      In addition, we may face claims of infringement that could interfere with our ability to use technology or other intellectual property rights that are material to our business operations. In the event a claim of infringement against us is successful, we may be required to pay royalties to use technology or other intellectual property rights that we had been using or we may be required to enter into a license agreement and pay license fees, or we may be required to stop using the technology or other intellectual property rights that we had been using. We may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time. Any litigation of this type, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources.

We are subject to extensive rules and regulations of card associations, including MasterCard International, Visa International and Visa U.S.A., that are always subject to change, which may harm our business.

      In 2004, a substantial portion of our revenues were derived from transactions subject to the extensive rules and regulations of the leading card associations, Visa International and Visa U.S.A., or VISA, and MasterCard International, or MasterCard. From time to time, we receive correspondence from these card associations regarding our compliance with their rules and regulations. In the ordinary course of our business, we engage in discussions with the card associations, and the bank that sponsors us into the card associations, regarding our compliance with their rules and regulations. The rules and regulations do not expressly address some of the contexts and settings in which we process cash access transactions, or do so in a manner subject to varying interpretations. For example, one of the major card associations has not determined that our ability to process credit card cash advance transactions using biometric technology at an unmanned machine and without cashier involvement through our ACM complies with its regulations. As a result, we are currently not able to use this feature of our ACMs to process credit card cash advances or POS debit card transactions involving that card association. Therefore, patrons still must complete these transactions at the cashier, which is inconvenient to patrons and prevents gaming establishments from realizing potential cashier labor cost savings. As another example, in 2003, one of the major card associations informed our sponsoring bank that authorization requests originating from our systems needed to be encoded to identify our transactions as gambling transactions, even though our services do not directly involve any gambling activity. This resulted in a large number of card issuing banks declining all transactions initiated through our services. We resolved this issue by encoding the authorization requests with an alternative non-gambling indicator that the card association agreed was applicable. These examples only illustrate some of the ways in which the card association rules and regulations have affected us in the past or may affect us in the future; there are many other ways in which these rules and regulations may adversely affect us beyond the examples provided in this prospectus.

      The card associations’ rules and regulations are always subject to change, and the associations modify their rules and regulations from time to time. Our inability to anticipate changes in rules, regulations or the interpretation or application thereof may result in substantial disruption to our business. In the event that the card associations or our sponsoring bank determine that the manner in which we process certain types of card transactions is not in compliance with existing rules and regulations, or if the card associations adopt new rules or regulations that prohibit or restrict the manner in which we process certain types of card transactions, we may be forced to pay a fine, modify the manner in which we operate our business or stop processing certain types of cash access transactions altogether, any of which could have a material negative impact on our business and operating results.

      We also process transactions involving the use of the Discover Card and the American Express card. The rules and regulations of the proprietary credit card networks that service these cards present risks to us that are similar to those posed by the rules and regulations of VISA and MasterCard.

Changes in interchange rates and other fees may affect our cost of revenues and net income.

      We pay credit card associations fees for services they provide in settling transactions routed through their networks, called interchange fees. In addition, we pay fees to participate in various ATM or POS debit card networks as well as processing fees to process our transactions. The amounts of these interchange fees are fixed by the card associations and networks in their sole discretion, and are subject to increase at any time. VISA increased applicable interchange fees in April 2005 and MasterCard increased applicable interchange fees in April 2005. Also, in 2004, VISA’s Interlink network, through which we process a substantial portion of our POS debit card transactions, materially increased the interchange rates for those transactions. Many of our contracts enable us to pass through to our customers increases in interchange or processing fees, but competitive pressures might prevent us from passing all or some of these fees through to our customers in the future. To the extent that we are unable to pass through to our customers all or any portion of any increase in interchange or processing fees, our cost of revenues would increase and our net income would decrease, assuming no change in transaction volumes. Any such decrease in net income could have a material adverse effect on our financial condition and operating results.

      We receive fees from the issuers of ATM cards that are used in our ATM machines, called reverse interchange fees. We rely to some extent on these reverse interchange fees to finance the ongoing operation and maintenance of our ATM machines. The amounts of these reverse interchange fees are fixed by electronic funds transfer networks, and are subject to decrease in their discretion at any time. Unlike credit card association interchange fees, our contracts do not enable us to pass through to our customers the amount of any decrease in reverse interchange fees. To the extent that reverse interchange fees are reduced, our net income would decrease, assuming no change in transaction volumes, which may result in a material adverse effect on our operating results.

Our substantial indebtedness could materially adversely affect our operations and financial results and prevent us from obtaining additional financing, if necessary.

      We have a significant amount of indebtedness. On March 31, 2005, we had total indebtedness of $446.8 million (of which $235 million consisted of senior subordinated notes and $211.8 million consisted of senior secured debt). Our substantial indebtedness could have important consequences. For example, it:

•	makes it more difficult for us to satisfy our obligations with respect to either our senior secured debt or our senior subordinated notes, which, if we fail to do, could result in the acceleration of all of our debt;

•	increases our vulnerability to general adverse economic and industry conditions;

•	requires us to dedicate a substantial portion (in the case of our senior secured debt, up to 75% of our excess cash flow, depending upon our total leverage ratio) of our cash flow from operations to payments on our indebtedness, which would reduce the availability of our cash flow to fund working capital, capital expenditures, expansion efforts and other general corporate purposes;

•	limits our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restricts our ability to pay dividends;

•	places us at a competitive disadvantage compared to our competitors that have less debt;

•	prohibits us from acquiring businesses or technologies that would benefit our business

•	restricts our ability to engage in transactions with affiliates or create liens or guarantees; and

•	limits, along with the financial and other restrictive covenants in our other indebtedness, among other things, our ability to borrow additional funds.

      In addition, our senior secured credit facilities and the indenture for our senior subordinated notes contain financial and other restrictive covenants that limit our ability to engage in activities that we may believe to be in our long-term best interests. These restrictions include, among other things, limits on our ability to make investments, pay dividends, incur debt, sell assets, or merge with or acquire another entity. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt.

      Our senior secured debt currently bears interest at a rate that is based on the London Interbank Offering Rate, or LIBOR, and is adjusted periodically to reflect changes in LIBOR. We are therefore exposed the risk of increased interest expense in the event of any increase in LIBOR. The substantial amount of our senior secured debt magnifies this risk.

      Finally, upon consummation of this offering, Global Cash Access Holdings, Inc. will guarantee the obligations of Global Cash Access, Inc. under its currently outstanding 8 3/4% senior subordinated notes due 2012, which increases our credit risk.

To service our indebtedness we will require a significant amount of cash, and our ability to generate cash flow depends on many factors beyond our control.

      Our ability to generate cash flow from operations depends on general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Due to these factors, it is possible that our business will not generate sufficient cash flow from operations to enable us to pay our indebtedness as it matures and to fund our other liquidity needs. This would cause us to have to borrow money to meet these needs and future borrowing may not be available to us at all or in an amount sufficient to satisfy these needs. In such events, we will need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all. We could have to adopt one or more alternatives, such as reducing or delaying planned expenses and capital expenditures, selling assets, restructuring debt or obtaining additional equity or debt financing or joint venture partners. We may not be able to effect any of these financing strategies on satisfactory terms, if at all. Our failure to generate sufficient cash flow to satisfy our debt obligations or to refinance our obligations on commercially reasonable terms would have a material adverse effect on our business and our ability to satisfy our obligations with respect to our indebtedness.

      The terms of our senior secured debt require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which will reduce the availability of our cash flow to fund working capital, capital expenditures, expansion efforts and other general corporate purposes.

Because of our dependence on a few providers, or in some cases one provider, for some of the financial services we offer to patrons, the loss of a provider could have a material adverse effect on our business or our financial performance.

      We depend on a few providers, or in some cases one provider, for some of the financial services that we offer to patrons.

      Check warranty services. We rely on TRS Recovery Services, Inc. (formerly known as TeleCheck Recovery Services, Inc.), or TeleCheck, to provide the check warranty services that our gaming establishment customers use when cashing patron checks. Our contract with TeleCheck expires on March 31, 2006, and unless we and TeleCheck mutually agree to renew the contract, we will need to make alternative arrangements for check warranty services. We may not be able to make such alternative arrangements on terms that are as favorable to us as the terms of our contract with TeleCheck, or on any terms at all. In addition, our Central Credit check warranty service, as currently deployed, uses risk analytics provided by third-party providers.

      Authorizations and Settlement. We rely on USA Payments and USA Payment Systems to obtain authorizations for credit card cash advances, POS debit card transactions, ATM cash withdrawal transactions and to settle some of these transactions.

      Card association sponsorship. We rely on Bank of America Merchant Services for sponsorship into the Visa U.S.A. and MasterCard card associations for domestic transactions at no cost to us. We also rely on a foreign bank in each foreign jurisdiction in which we operate for sponsorship into the Visa International and MasterCard card associations for transactions conducted in those jurisdictions.

      Money order instruments. We rely on Integrated Payment Systems, Inc. to issue the negotiable instruments that are used to complete credit card cash advance and POS debit card transactions.

      ATM cash supply. We rely on Bank of America, N.A. to supply cash for substantially all of our ATMs.

      Software development and system support. We generally rely on Infonox on the Web, which is under common control with M&C International, for software development and system support. In addition, we rely on NRT for software development and system support related to 3-in-1 Enabled QuickJack Plus devices.

      Product Development. We rely on our joint venture partner and strategic partners for some of our product development. For example, we are developing cashless gaming products through QuikPlay, LLC, our joint venture with International Game Technology, or IGT. With our strategic partners NRT and Western Money Systems, we have jointly developed and are marketing self-service slot ticket and player point redemption kiosks that incorporate our cash access services. These activities have risks resulting from unproven combinations of disparate products and services, reduced flexibility in making design changes in response to market changes, reduced control over product completion schedules and the risk of disputes with our joint venture partners and strategic partners. In addition, if our cashless gaming products are unsuccessful, we could lose our entire investment in QuikPlay, LLC.

      Money transfers. We rely on Western Union Financial Services, Inc. to facilitate money transfers.

      Our contracts with these providers are for varying terms and provide early termination rights in the event of our breach of or the occurrence of an event of default under these contracts. Replacing any of these or other products and services we obtain from third parties could be materially disruptive to our operations. We may not be able to enter into contracts or arrangements with alternate providers on terms and conditions as beneficial to us as the contracts or arrangements with our current providers, or at all. A change in our business relationships with any of these third-party providers or the loss of their services or failed execution on their part could adversely affect our business, financial condition and results of operation.

Certain providers upon whom we are dependent are under common control with M&C International, the loss of which could have a material adverse effect on our business.

      We depend on services provided by USA Payments, USA Payment Systems and Infonox on the Web, each of which is affiliated with M&C International, to provide many of the financial services that we offer to patrons. The interests of M&C International or its principals may not coincide with the interests of the holders of our common stock and such principals may take action that benefits themselves or these entities to our detriment. For example, M&C International’s principals could cause any of these entities to take actions that impair the ability of these entities to provide us with the license or services they provide today or that reduce the importance of us to them in the future. M&C International’s principals could dispose of their interests in these entities at any time and the successor owner or owners of such interests may not cause such entities to treat us with the same importance as they treat us today. The loss of the license or any loss of the services of these entities could adversely impact our business. During 2004 and the three months ended March 31, 2005, we incurred costs and expenses from USA Payments, USA Payment Systems and Infonox on the Web of an aggregate of $5.7 million and $1.4 million, respectively.

Our business depends on our ability to introduce new, commercially viable products and services in a timely manner.

      Our ability to maintain and grow our business will depend upon our ability to introduce successful new products and services in a timely manner. Our product development efforts are based upon a number of complex assumptions, including assumptions relating to gaming patron habits, changes in the popularity and prevalence of certain types of payment methods, anticipated transaction volumes, the costs and time required to bring new products and services to market, and the willingness and ability of both patrons and gaming establishment personnel to use new products and services and bear the economic costs of doing so. Our new products and services may not achieve market acceptance if any of our assumptions are wrong, or for other reasons.

      Our ability to introduce new products and services may also require regulatory approvals, which may significantly increase the costs associated with developing a new product or service and the time required to introduce a new product or service into the marketplace. In order to obtain these regulatory approvals we may need to modify our products and services which would increase our costs of development and may make our products or services less likely to achieve market acceptance.

      For example, the commercial success of our ticket-out debit device, or TODD, cashless gaming product, and our electronic debit interactive terminal housing, or EDITH, depends upon the continued viability of the cashless gaming market segment. A curtailment in the prevalence of cashless gaming opportunities, as a result of legislative action, responsible gaming pressures or other factors beyond our control, would threaten the commercial success of our cashless gaming products and services. TODD required extensive laboratory testing and certification and to date has only been approved for use in one casino, and EDITH has not yet been approved for use in any location.

      Our ability to grow our business through the introduction of new products and services depends in part on our joint development activities with third parties over whom we have little or no control. We have engaged in joint development projects with third parties in the past and we expect to continue doing so in the future. Joint development can magnify several risks for us, including the loss of control over development of aspects of the jointly developed products and disputes with our joint venture partners.

Our products and services are complex, depend on a myriad of complex networks and technologies and may be subject to software or hardware errors or failures that could lead to an increase in our costs, reduce our revenues or damage our reputation.

      Our products and services, and the networks and third-party services upon which our products and services are based, are complex and may contain undetected errors or may suffer unexpected failures. We are exposed to the risk of failure of our proprietary computer systems, many of which are deployed, operated, monitored and supported by Infonox on the Web, whom we do not control. We rely on Infonox on the Web to detect and respond to errors and failures in our proprietary computer systems. We rely on NRT for software development and system support of the 3-in-1 Enabled QuickJack Plus devices. We are exposed to the risk of failure of the computer systems that are owned, operated and managed by USA Payments Systems, whom we do not control. USA Payment Systems owns the data center through which most of our transactions are processed, and we rely on USA Payment Systems to maintain the security and integrity of our transaction data, including backups thereof. We also are exposed to the risk of failure of card association and electronic funds transfer networks that are used to process and settle our transactions. These networks, that are owned and operated by others, are subject to planned and unplanned outages and may suffer degradations in performance during peak processing times. Finally, we are subject to the risk of disruption to or failure of the telecommunications infrastructure upon which the interfaces among these systems are based. All of these systems and networks, upon which we rely to provide our services, are vulnerable to computer viruses, physical or electronic break-ins, natural disasters and similar disruptions, which could lead to interruptions, delays, loss of data, public release of confidential data or the inability to complete patron transactions. The occurrence of these errors or failures, disruptions or unauthorized access could adversely affect our sales to customers, diminish the use of our cash access products and services by patrons, cause us to incur significant repair costs, result in our liability to gaming establishments or their patrons, divert the attention of our development personnel from product development efforts, and cause us to lose credibility with current or prospective customers or patrons.

We may not successfully enter new markets and therefore not achieve all of our strategic growth objectives.

      We intend to enter new and developing domestic markets. Pennsylvania enacted legislation in 2004 that authorizes as many as 61,000 slot machines for horse tracks, resorts and slot parlors across the state. Oklahoma approved in 2004 measures that would allow the installation of slot machines at specified locations, subject to several conditions. Broward County, Florida approved in 2005 a measure requiring the State of Florida to begin negotiations to allow slot machines to be installed and operated at racetracks and jai lai establishments in Broward County. California and several Native American tribes in the state signed agreements in 2004 to allow an unlimited number of slot machines at tribal gaming establishments. If and as these markets continue to develop, competition among providers of cash access products and services will intensify and we will have to expand our sales and marketing presence in these markets. In competitive bidding situations, we may not enjoy the advantage of being the incumbent provider of cash access products and services to gaming establishments in these new markets and developers and operators of gaming establishments in these new markets may have pre-existing relationships with our competitors. We may also face the uncertainty of compliance with new or developing regulatory regimes with which we are not currently familiar and oversight by regulators that are not familiar with us or our business. Each of these risks could materially impair our ability to successfully expand our operations into these new and developing domestic markets.

      We also intend to enter new and developing international markets, including markets in which we have not previously operated. Our strategy of entering foreign markets may expose us to political, economic and regulatory risks not faced by businesses that operate only in the United States. The legal and regulatory regimes of foreign markets and their ramifications on our business are less certain. Our international operations will be subject to a variety of risks, including different regulatory requirements, trade barriers, difficulties in staffing and managing foreign operations, higher rates of fraud, fluctuations in currency exchange rates, difficulty in enforcing contracts, political and economic instability and potentially adverse tax consequences. In these new markets, our operations will rely on an infrastructure of financial services and telecommunications facilities that may not be sufficient to support our business needs, such as the authorization and settlement services that are required to implement electronic payment transactions and the telecommunications facilities that would enable us to reliably connect our networks to our products at gaming establishments in these new markets. These risks, among others, could materially adversely affect our business and operating results. In connection with our expansion into new international markets, we may forge strategic relationships with business partners to assist us. The success of our expansion into these markets therefore may depend in part upon the success of the business partners with whom we forge these strategic relationships. We have entered into an agreement with an overseas representative to assist us in the sales and marketing of our cash access services to gaming establishments in Eastern Europe, and we are attempting to form relationships with foreign banks to assist us in the processing of transactions originating from these markets. If we do not successfully form strategic relationships with the right business partners or if we are not able to overcome cultural differences or differences in business practices, and our ability to penetrate these new international markets will suffer.

      We are also subject to the risk that the domestic or international markets that we are attempting to enter or expand into may not develop as quickly as anticipated, or at all. The development of new gaming markets is subject to political, social, regulatory and economic forces beyond our control. The expansion of gaming activities in new markets can be very controversial and may depend heavily on the support and sponsorship of local government. Changes in government leadership, failure to obtain requisite voter support in referendums, failure of legislators to enact enabling legislation and limitations on the volume of gaming activity that is permitted in particular markets may inhibit the development of new markets.

      Our estimates of the potential future transaction volumes in new markets are based on a variety of assumptions which may prove to be inaccurate. To the extent that we overestimate the potential of a new market, incorrectly gauge the timing of the development of a new market, or fail to anticipate the differences between a new market and our existing markets, we may fail in our strategy of growing our business by expanding into new markets. Moreover, if we are unable to meet the needs of our existing customers as they enter markets that we do not currently serve, our relationships with these customers could be harmed.

We may encounter difficulties managing our growth, which could adversely affect our operating results.

      We will need to effectively manage the expansion of our operations in order to execute our growth strategy of entering into new markets, expanding in existing markets and introducing new products and services. Growth will strain our existing resources. It is possible that our management, employees, systems and facilities currently in place may not be adequate to accommodate future growth. In this situation, we will have to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to effectively manage our growth, our operations and financial results may be adversely affected.

      From inception through March 2004, we were a majority-owned subsidiary of First Data Corporation and received legal, accounting, tax and regulatory compliance support services from First Data Corporation. Since our transition to an independent company in March 2004, we have either increased our abilities and resources to be able to perform these services ourselves or we have arranged to obtain them from third parties. We do not have an extensive operating history as an independent company and any shortcomings in our existing resources, controls, systems or procedures may hinder our ability to grow.

We depend on key personnel and they would be difficult to replace.

      We depend upon the ability and experience of two key members of senior management who have substantial experience with our operations and the gaming patron cash access industry. We are highly dependent on the involvement of Kirk Sanford, our President and Chief Executive Officer, and Harry Hagerty, our Chief Financial Officer. Other than Messrs. Sanford and Hagerty, none of our executive officers have employment agreements with us. The loss of Mr. Sanford or Mr. Hagerty would have a material adverse effect on our business.

      Our future success depends upon our ability to attract, train and retain key managers involved in the development and marketing of our products and services to gaming establishments. We may need to increase the number of key managers as we further develop our products and services and as we enter new markets and expand in existing markets. Our ability to enter into contracts with gaming establishments depends in large part on the relationships that our key managers have formed with management-level personnel of gaming establishments. Competition for individuals with such relationships is intense, and we may not be successful in recruiting such personnel. In addition, we may not be able to retain such individuals as they may leave our company and go to work for our competitors. Our sales efforts would be particularly hampered by the defection of personnel with long-standing relationships with management-level personnel of gaming establishments. If we are unable to attract or retain key personnel, our business, financial condition and operating results could be materially adversely affected.

The loss of our sponsorship into the Visa U.S.A., Visa International and MasterCard card associations could have a material adverse effect on our business.

      We cannot provide cash access services involving VISA cards and MasterCard cards in the United States without sponsorship into the Visa U.S.A. and MasterCard card associations. Bank of America Merchant Services currently sponsors us into the card associations at no cost to us. Bank of America Merchant Services began this sponsorship of us into the card associations in 1998 when it held a significant ownership interest in us. When Bank of America Merchant Services sold its interest in us in 2000, Bank of America Merchant Services agreed to continue its sponsorship of us at no cost to us conditioned upon First Data Corporation’s continued indemnification of Bank of America Merchant Services for any losses it may suffer as a result of such sponsorship. When we redeemed First Data Corporation’s ownership interest in us in 2004, First Data Corporation agreed to continue to indemnify Bank of America Merchant Services for any losses it may suffer as a result of sponsoring us into the card associations through September 2010. First Data Corporation will have the right to terminate its indemnification obligations prior to September 2010 in the event that we breach indemnification obligations that we owe to First Data Corporation, in the event that we incur chargebacks in excess of specified levels, in the event that we are fined in excess of specified amounts for violating card associations’ operating rules, or in the event that we amend the sponsorship agreement without First Data Corporation’s consent.

      In the event that First Data Corporation terminates its indemnification obligations and as a result we lose our sponsorship by Bank of America Merchant Services into the card associations, we would need to obtain sponsorship into the card associations through another member of the card associations that is capable of supporting our transaction volume. We would not be able to obtain such alternate sponsorship on terms as favorable to us as the terms of our current sponsorship by Bank of America Merchant Services, which is at no cost to us. We may not be able to obtain alternate sponsorship at all. Our inability to obtain alternate sponsorship on favorable terms or at all would have a material adverse effect on our business and operating results.

      We cannot provide cash access services involving VISA cards and MasterCard cards outside of the United States without sponsorship into the Visa International and MasterCard card associations by a bank in each foreign jurisdiction in which we conduct cash access transactions. We are currently sponsored into these card associations by foreign banks in each of the foreign jurisdictions in which we conduct cash access transactions. In the event that any foreign bank that currently sponsors us into these card associations terminates its sponsorship of us, we would need to obtain sponsorship into the card associations through another foreign bank that is capable of supporting our transaction volume in the relevant jurisdiction. For example, we were recently notified that Bank of America is not authorized to sponsor us in some Caribbean markets. If we are unable to find an alternative sponsor, we may be fined and/or required to discontinue our business operations in the Caribbean. We may not be able to obtain alternate sponsorship in any region on terms as favorable to us as the terms of our current sponsorship by foreign banks, or at all. Our inability to obtain alternate sponsorship on favorable terms or at all could have a material adverse effect on our business and operating results.

An unexpectedly high level of chargebacks, as the result of fraud or otherwise, could adversely affect our cash advance business.

      When patrons use our cash access services, we either dispense cash or produce a negotiable instrument that can be endorsed and exchanged for cash. If a completed cash access transaction is subsequently disputed and if we are unsuccessful in establishing the validity of the transaction, we may not be able to collect payment for such transaction and such transaction becomes a chargeback. An increased level of chargebacks could have a material adverse effect on our business or results of operation. Moreover, in the event that we incur chargebacks in excess of specified levels, First Data Corporation will have the right to terminate its indemnification obligations to Bank of America Merchant Services, and we could lose our no-cost sponsorship into the card associations. In addition, in the event that we incur chargebacks in excess of specified levels, we could be censured by the card associations by way of fines or otherwise.

A material increase in market interest rates or changing regulations could adversely affect our ATM business.

      We obtain a supply of cash for our ATMs from Bank of America, N.A. Pursuant to our contract with Bank of America, N.A., we are obligated to pay a monthly fee that is based upon the amount of cash used to supply our ATMs and a market interest rate. Assuming no change in the amount of cash used to supply our ATMs, an increase in market interest rates will result in an increase in the monthly fee that we must pay to obtain this supply of cash, thereby increasing our ATM operating costs. Any increase in the amount of cash required to supply our ATMs would magnify the impact of an increase in market interest rates. An increase in interest rates may result in a material adverse effect on our financial condition and operating results. In 2004, we paid approximately $5.7 million in aggregate fees for this supply of cash, including amounts that we paid to the suppliers of this cash other than Bank of America, N.A. For the three months ended March 31, 2005, we paid approximately $2.0 million in aggregate fees to Bank of America, N.A. for this supply of cash.

      Our ATM services are subject to the applicable state banking regulations in each jurisdiction in which we operate ATMs. Our ATM services may also be subject to local regulations relating to the imposition of daily limits on the amounts that may be withdrawn from ATM machines, the location of ATM machines and our ability to surcharge cardholders who use our ATM machines. These regulations may impose significant burdens on our ability to operate ATMs profitably in some locations, or at all. Moreover, because these regulations are subject to change, we may be forced to modify our ATM operations in a manner inconsistent with the assumptions upon which we relied in entering into contracts to provide ATM services at gaming establishments.

An unexpected increase in check warranty expenses could adversely affect our check warranty business.

      We currently rely on TeleCheck to provide check warranty services to our customers. When a gaming establishment obtains an authorization from TeleCheck pursuant to its check warranty service, TeleCheck warrants payment on the patron’s check. If the patron’s check is subsequently dishonored upon presentment for payment, TeleCheck purchases the dishonored check from the gaming establishment for its face amount. Pursuant to the terms of our contract with TeleCheck, we share a portion of the loss associated with these dishonored checks. Although this contract limits the percentage of the dishonored checks to which we are exposed, there is no limit on the aggregate dollar amount to which we are exposed, which is a function of the face amount of checks warranted. TeleCheck manages and mitigates these dishonored checks through the use of risk analytics and collection efforts, including the additional fees that it is entitled to collect from check writers of dishonored checks. During the year ending December 31, 2004 and the three months ended March 31, 2005, our warranty expenses with respect to TeleCheck’s check warranty service were $10.1 million and $2.9 million, respectively. We have no control over TeleCheck’s decision to warrant payment on a particular check and we have limited visibility into TeleCheck’s collection activities. As a result, we may incur an unexpectedly high level of check warranty expenses at any time, and if we do, we may suffer a material adverse effect to our business or results of operation.

      As an alternative to TeleCheck’s check warranty service, we are currently developing our own Central Credit check warranty service that is based upon our Central Credit gaming patron credit bureau database, our proprietary patron transaction database, third-party risk analytics and actuarial assumptions. If these risk analytics or actuarial assumptions are ineffective, we may incur an unexpectedly high level of check warranty expenses which may have a material adverse effect on our business or operating results.

To execute our growth strategy, we may make acquisitions or strategic investments, which involve numerous risks that we may not be able to address without substantial expense, delay or other operational or financial problems.

      In order to obtain new customers in existing markets, expand our operations into new markets, or grow our business through the introduction of new products and services, we may consider acquiring additional businesses, technologies, products and intellectual property. For example, we may consider acquiring or forming a bank or other financial services company for the purpose of, among other things, issuing our own credit cards and using our own vault cash to supply cash to our ATMs. Acquisitions and strategic investments involve various risks, such as:

•	difficulty integrating the technologies, operations and personnel from the acquired business;

•	overestimation of potential synergies or a delay in realizing those synergies;

•	disruption to our ongoing business, including the diversion of management’s attention and of resources from our principal business;

•	inability to obtain the desired financial and strategic benefits from the acquisition or investment;

•	loss of customers of an acquired business;

•	assumption of unanticipated liabilities;

•	loss of key employees of an acquired business; and

•	entering into new markets in which we have limited prior experience.

      Acquisitions and strategic investments could also result in substantial cash expenditures, the dilutive issuance of our equity securities, our incurring of additional debt and contingent liabilities, and amortization expenses related to other intangible assets that could adversely affect our business, operating results and financial condition. Acquisitions and strategic investments may also be highly dependent upon the retention and performance of existing management and employees of acquired businesses for the day-to-day management and future operating results of these businesses.

Risks Related to the Industry

Economic downturns, a decline in the popularity of gaming or changes in the demographic profile of gaming patrons could reduce the number of patrons that use our services or the amounts of cash that they access using our services.

      We provide our cash access products and related services exclusively to gaming establishments for the purpose of enabling their patrons to access cash. As a result, our business depends on consumer demand for gaming. Gaming is a discretionary leisure activity, and participation in discretionary leisure activities has in the past and may in the future decline during economic downturns because consumers have less disposable income. Therefore, during periods of economic contraction, our revenues may decrease while some of our costs remain fixed, resulting in decreased earnings. Gaming activity may also decline based on changes in consumer confidence related to general economic conditions or outlook, fears of war, future acts of terrorism, or other factors. A reduction in tourism could also result in a decline in gaming activity. Finally, a legislature or regulatory authority may prohibit gaming activities altogether in its jurisdiction. A decline in gaming activity as a result of these or any other factors would have a material adverse effect on our business and operating results.

      Changes in consumer preferences could also harm our business. Gaming competes with other leisure activities as a form of consumer entertainment, and may lose popularity as new leisure activities arise or as other leisure activities become more popular. In addition, gaming in traditional gaming establishments competes with Internet based gaming for gaming patrons, and due to regulatory concerns, we have elected not to participate in the Internet gaming market at this time. The popularity and acceptance of gaming is also influenced by the prevailing social mores and changes in social mores could result in reduced acceptance of gaming as a leisure activity. To the extent that the popularity of gaming in traditional gaming establishments declines as a result of either of these factors, the demand for our cash access services may decline and our business may be harmed.

      Aside from the general popularity of gaming, the demographic profile of gaming patrons changes over time. The gaming habits and use of cash access services varies with the demographic profile of gaming patrons. For example, a local patron may visit a gaming establishment regularly but limit his or her play to the amount of cash that he or she brings to the gaming establishment. In contrast, a vacationing gaming patron that visits the gaming establishment infrequently may play much larger amounts and have a greater need to use cash access services. To the extent that the demographic profile of gaming patrons in the markets we serve either narrows or migrates towards patrons who use cash access services less frequently or for lesser amounts of cash, the demand for our cash access services may decline and our business may be harmed.

Changes in consumer willingness to pay a fee to access their funds could reduce the demand for our cash access products and services.

      Our business depends upon the willingness of patrons to pay a fee to access their own funds on the premises of a gaming establishment. In most retail environments, consumers typically do not pay an additional fee for using non-cash payment methods such as credit cards, POS debit cards or checks. In order to access cash in a gaming establishment, however, patrons must pay service charges to access their funds. Gaming patrons could bring more cash with them to gaming establishments, or access cash outside of gaming establishments without paying a fee for the convenience of not having to leave the gaming establishment. To the extent that gaming patrons become unwilling to pay these fees for convenience or lower cost cash access alternatives become available, the demand for cash access services within gaming establishments will decline and our business could suffer.

The cash access industry is subject to change, and we must keep pace with the changes to successfully compete.

      The demand for our products and services is affected by new and evolving technology and industry standards. Cash access services are based on existing financial services and payment methods, which are also continually evolving. Our future success will depend, in part, upon our ability to successfully develop and introduce new cash access services based on emerging financial services and payment methods. Stored value cards, Internet-based payment methods and the use of portable consumer devices such as personal digital assistants and mobile telephones are examples of evolving payment technologies that could impact our business. Our future success will depend, in part, upon our ability to successfully develop and introduce new cash access products and services and to enhance our existing products and services to respond to changes in technology and industry standards on a timely basis. The products or services that we choose to develop may not achieve market acceptance or obtain any necessary regulatory approval. In addition, alternative products, services or technologies may replace our products and services or render them obsolete. If we are unable to develop new products or services or enhance existing products or services in a timely and cost-effective manner in response to technological or market changes, our business, financial condition and operating results may be materially adversely affected.

      The cash access industry also changes based on changing consumer preferences. Our failure to recognize or keep pace with changing preferences could have a material adverse effect on our business, financial condition and operating results. For example, we have observed a decline in the volume of check cashing at gaming establishments over time as patron familiarity and comfort with credit card cash advances, POS debit card transactions and ATM cash withdrawal transactions has increased. To the extent that we continue to rely on check warranty services for a substantial portion of our business, a continued decline in check cashing volume could have a material adverse effect on our business, financial condition and operating results.

Growth of the gaming industry in any market is subject to political and regulatory developments that are difficult to anticipate.

      We expect a substantial portion of our future growth to result from the general expansion of the gaming industry. The expansion of gaming activities in new markets can be very controversial and may depend heavily on the support of national and local government. Changes in government leadership, failure to obtain requisite voter support in referenda, failure of legislators to enact enabling legislation and limitations on the volume of gaming activity that is permitted in particular markets may prevent us from expanding our operations into new markets. A failure by the gaming industry to expand at the rate that we expect could have a material adverse effect on our business, growth rates, financial condition and operating results.

We are subject to extensive governmental gaming regulation, which may harm our business.

      We are subject to a variety of regulations in the jurisdictions in which we operate. Most of the jurisdictions in which we operate distinguish between gaming-related suppliers and vendors, such as manufacturers of slot machine or other gaming devices, and non-gaming suppliers and vendors, such as food and beverage purveyors, construction contractors and laundry and linen suppliers. In these jurisdictions, we are generally characterized as a non-gaming supplier or vendor and we must obtain a non-gaming supplier’s or vendor’s license, qualification or approval. The obtaining of these licenses, qualifications or approvals and the regulations imposed on non-gaming suppliers and vendors are typically less stringent than for gaming-related suppliers and vendors. However, a few of the jurisdictions in which we do business do not distinguish between gaming-related and non-gaming related suppliers and vendors, and in those jurisdictions we currently are subject to the same stringent licensing, qualification and approval requirements and regulations that are imposed upon vendors and suppliers that would be characterized as gaming-related in other jurisdictions. Such requirements include licensure or finding of suitability for some of our officers, directors and beneficial owners of our securities. If regulatory authorities were to find any such officer, director or beneficial owner unsuitable, we would be required to sever our relationship with that person. Some public issuances of securities and other transactions by us also require the approval of regulatory authorities.

      If we must obtain a gaming-related supplier’s or vendor’s license, qualification or approval because of the introduction of new products (such as products related to cashless gaming) or services or because of a change in the laws or regulations, or interpretation thereof, our business could be materially adversely affected. This increased regulation over our business could include, but is not limited to: requiring the licensure or finding of suitability in many jurisdictions of any officer, director, key employee or beneficial owner of our securities; the termination or disassociation with any officer, director, key employee or beneficial owner of our securities that fails to file an application or to obtain a license or finding of suitability; the submission of detailed financial and operating reports; submission of reports of material loans, leases and financing; and, requiring regulatory approval of some commercial transactions such as the transfer or pledge of equity interests in the company.

      Prior changes in our ownership, management and corporate structure, including the recapitalization of our ownership and our conversion from a limited liability company to a corporation in 2004, required us to notify many of the state and tribal gaming regulators under whose jurisdiction we operate. In many cases, those regulators have asked us for further information and explanation of these changes. To date, we have satisfied some of these inquiries, and are continuing to cooperate with those that are ongoing. Given the magnitude of the changes in our ownership that resulted from recapitalization, we were required to reapply for new permits or licenses in many jurisdictions but we were not required to discontinue our operation during the period of re-application. Any new gaming license or related approval that may be required in the future may not be granted, and our existing licenses may be revoked, suspended, limited or may not be renewed. In some jurisdictions we are in the process of obtaining licenses and have yet to receive final approval of such licenses from the applicable regulatory authority. In these jurisdictions, we operate under temporary licenses or without a license. We may not be issued a license in these jurisdictions.

      Regulatory authorities at the federal, state, local and tribal levels have broad powers with respect to the licensing of gaming-related activities and may revoke, suspend, condition or limit our licenses, impose substantial fines and take other actions against us or the gaming establishments that are our customers, any one of which could have a material adverse effect on our business, financial condition and operating results. Any new gaming license or related approval that may be required in the future may not be granted, and our existing licenses may not be renewed or may not be revoked, suspended or limited. If additional gaming regulations are adopted in a jurisdiction in which we operate, such regulations could impose restrictions or costs that could have a material adverse effect on our business. From time to time, various proposals are introduced in the legislatures of some of the jurisdictions in which we have existing or planned operations that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry or cash access in the gaming industry. Legislation of this type may be enacted in the future.

      In addition, some of the new products and services that we may develop cannot be offered in the absence of regulatory approval of the product or service or licensing of us, or both. For example, our TODD cashless gaming product has to date only been approved for use at one casino and cannot be used at any other location until we receive approval from the appropriate authority in such additional location. These approvals could require that we and our officers, directors or ultimate beneficial owners obtain a license or be found suitable and that the product or service be approved after testing and review. We may fail to obtain any such approvals in the future.

      When contracting with tribal owned or controlled gaming establishments, we become subject to tribal laws and regulations that may differ materially from the non-tribal laws and regulations under which we generally operate. In addition to tribal gaming regulations that may require us to provide disclosures or obtain licenses or permits to conduct our business on tribal lands, we may also become subject to tribal laws that govern our contracts. These tribal governing laws may not provide us with processes, procedures and remedies that enable us to enforce our rights as effectively and advantageously as the processes, procedures and remedies that would be afforded to us under non-tribal laws, or to enforce our rights at all. Many tribal laws permit redress to a tribal adjudicatory body to resolve disputes; however, such redress is largely untested in our experience. We may be precluded from enforcing our rights against a tribal body under the legal doctrine of sovereign immunity. A change in tribal laws and regulations or our inability to obtain required licenses or licenses to operate on tribal lands or enforce our contract rights under tribal law could have a material adverse effect on our business, financial condition and operating results.

Many of the financial services that we provide are subject to extensive rules and regulations, which may harm our business.

      Our Central Credit gaming patron credit bureau services are subject to the Fair Credit Reporting Act, the Fair and Accurate Credit Transactions Act of 2003 and similar state laws. Our QuikCredit service and TeleCheck’s and our collection practices in connection with dishonored checks with respect to which TeleCheck or Central Credit has issued authorizations pursuant to TeleCheck’s or Central Credit’s check warranty service, are subject to the Fair Debt Collections Practices Act and applicable state laws relating to debt collection. All of our cash access services and patron marketing services are subject to the privacy provisions of state and federal law, including the Gramm-Leach-Bliley Act. Our POS debit card transactions and ATM withdrawal services are subject to the Electronic Fund Transfer Act. Our ATM services are subject to the applicable state banking regulations in each jurisdiction in which we operate ATMs. Our ATM services may also be subject to local regulations relating to the imposition of daily limits on the amounts that may be withdrawn from ATM machines, the location of ATM machines and our ability to surcharge cardholders who use our ATM machines. The cash access services we provide are subject to recordkeeping and reporting obligations under the Bank Secrecy Act and the USA PATRIOT Act of 2001. In most gaming establishments, our cash access services are provided through gaming establishment cashier personnel, in which case the gaming establishment is required to file Currency Transaction Reports, or CTRs, or Suspicious Activity Reports, or SARs. In a limited number of gaming establishments, we provide our cash access services directly to patrons at satellite cashiers or booths that we staff and operate, in which case we are required to file CTRs or SARs on a timely basis. If we fail to file these CTRs or SARs on a timely basis or if we are found to be noncompliant in any way with these laws, we could be subject to substantial civil and criminal penalties. In jurisdictions in which we serve as a check casher or offer our QuikCredit service, we are subject to the applicable state licensing requirements and regulations governing check cashing activities and deferred deposit service providers. See “Business — Regulation.”

      In the event that any regulatory authority determines that the manner in which we provide cash access services, patron marketing services or gaming patron credit bureau services is not in compliance with existing rules and regulations, or the regulatory authorities adopt new rules or regulations that prohibit or restrict the manner in which we provide cash access services, patron marketing services or gaming patron credit bureau services, we may be forced to modify the manner in which we operate, or stop processing certain types of cash access transactions or providing patron marketing services or gaming patron credit bureau services altogether. We may also be required to pay substantial penalties and fines if we fail to comply with applicable rules and regulations. For example, if we fail to file CTRs or SARs on a timely basis or if we are found to be noncompliant in any way with either the Bank Secrecy Act and the USA PATRIOT Act of 2001, we could be subject to substantial civil and criminal penalties. In addition, our failure to comply with applicable rules and regulations could subject us to private litigation. Any such actions could have a material adverse effect on our business, financial condition and operating results.

      Following the events of September 11, 2001, the United States and other governments have imposed and are considering a variety of new regulations focused on the detection and prevention of money laundering and money transmitting to or from terrorists and other criminals. Compliance with these new regulations may impact our business operations or increase our costs.

If consumer privacy laws change, or if we are required to change our business practices, the value of our patron marketing services may be hampered.

      Our patron marketing services depend on our ability to collect and use non-public personal information relating to patrons who use our products and services and the transactions they consummate using our services. We are required by applicable privacy legislation to safeguard and protect the privacy of such information, to make disclosures to patrons regarding our privacy and information sharing policies and, in some cases, to provide patrons an opportunity to “opt out” of the use of their information for certain purposes. The failure or circumvention of the means by which we safeguard and protect the privacy of information we gather may result in the dissemination of non-public personal information, which may cause us reputational harm and may expose us to liability to the affected individuals and regulatory enforcement proceedings or fines. Regulators reviewing our policies and practices may require us to modify our practices in a material or immaterial manner or impose fines or other penalties if they believe that our policies and practices do not meet the necessary standard. To the extent that our patron marketing services have in the past failed or now or in the future fail to comply with applicable law, our privacy policies or the notices that we provide to patrons, we may become subject to actions by a regulatory authority or patrons which cause us to pay monetary penalties or require us to modify the manner in which we provide patron marketing services. To the extent that patrons exercise their right to “opt out,” our ability to leverage existing and future databases of information would be curtailed. Consumer and data privacy laws are evolving, and due to recent high profile thefts and losses of sensitive consumer information from protected databases, we anticipate that such laws will be broadened in their scope and application, impose additional requirements and restrictions on gathering and using patron information or narrow the types of information that may be collected or used for marketing or other purposes or require patrons to “opt-in” to the use of their information for specific purposes, which will hamper the value of our patron marketing services.

Responsible gaming pressures could result in a material adverse effect on our business and operating results.

      Responsible gaming pressures can have a similar effect on us as governmental gaming regulation. Our ability to expand our business and introduce new products and services, depend in part on the support of, or lack of opposition from, social responsibility organizations that are dedicated to addressing problem gaming. If we are unable to garner the support of responsible gaming organizations or if we face substantial opposition from responsible gaming organizations, we may face additional difficulties in sustaining our existing customer relationships, establishing new customer relationships, or obtaining required regulatory approvals for new products or services, each of which could have a material adverse effect on our business, financial condition and operating results.

      Lawsuits could be filed against gaming establishments and other gaming related product and service providers on behalf of problem gamblers. We may be named in such litigation because we provide patrons the ability to access their cash in gaming establishments. This litigation could develop as individual complaints or as mass tort or class action claims. We would vigorously defend ourselves in any such litigation, and this defense could result in substantial expense to us and distraction of our management. The outcome of any such litigation would be substantially uncertain, and it is possible that our business, financial condition and operating results could be materially affected by an unfavorable outcome against either us or our gaming establishment customers.

Risk Related to Investing in Our Stock

Our stock price will fluctuate after this offering which could result in the loss of all or a significant part of your investment.

      The initial public offering price for the shares of our common stock has been determined by negotiations between us, the selling stockholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Once trading in our common stock commences, the market price for our common stock will vary from the initial public offering price. You may be unable to resell your shares at or above the offering price and this could result in substantial losses. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including those described above under “— Risks Related to Our Business,” “— Risks Related to the Industry” and the following:

•	our failure to maintain our current customers, including because of consolidation in the gaming industry;

•	increases in commissions paid to gaming establishments as a result of competition;

•	increases in interchange rates or processing or other fees paid by us or decreases in reverse interchange rates;

•	actual or anticipated fluctuations in our or our competitors’ revenue, operating results or growth rate;

•	our inability to adequately protect or enforce our intellectual property rights;

•	any adverse results in litigation initiated by us or by other against us;

•	our inability to make payments on our outstanding indebtedness as they become do or our inability to undertake actions that might otherwise benefit us based on the financial and other restrictive covenants contained in our senior secured credit facilities and the indenture for our senior subordinated notes;

•	the loss of a significant supplier or strategic partner, or the failure of a significant supplier or strategic partner to provide the goods or services that we rely on them for;

•	our inability to introduce successful, new products and services in a timely manner or the introduction of new products or services by our competitors that reduce the demand for our products and services;

•	our failure to successfully enter new markets or the failure or new markets to develop in the time and manner that we anticipate;

•	announcements by our competitors of significant new contracts or contract renewals or of new products or services;

•	changes in general economic conditions, financial markets, the gaming industry or the payments processing industry;

•	the trading volume of our common stock;

•	sales of common stock or other actions by our current officers, directors and stockholders;

•	acquisitions, strategic alliances or joint ventures involving us or our competitors;

•	future sales of our common stock or other securities;

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates or recommendations by analysts;

•	additions or departures of key personnel; and

•	terrorist acts.

      In addition, the stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular businesses. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

No market currently exists for our common stock and an active trading market may not develop for our common stock.

      Prior to this offering, there has been no public market for our common stock. An active trading market for our common stock may not develop or be sustained following this offering. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses, products or technologies by using our shares as consideration.

Future sales of our common stock may cause the market price of our common stock to drop significantly, even if our business is doing well.

      The market price of our common stock could decline as a result of sales of additional shares of our common stock by us or our stockholders after this offering, or the perception that these sales could occur. Upon the completion of this offering, there will be                      shares of our common stock outstanding. The                      shares of common stock sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, so long as held by persons that are not affiliated with us.

      Each of our officers, directors and stockholders have entered into the lock-up agreements described in “Underwriting.” Goldman, Sachs & Co. and J.P. Morgan Securities Inc., in their sole discretion, may release all or some portion of the shares subject to the lock-up agreements without notice at any time or from time to time after the date of this prospectus, prior to the expiration of the 180 day minimum period provided for in the lock-ups. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. have no pre-established conditions to waiving the terms of the lock-up agreements, and any decision them it to waive those conditions would depend on a number of factors, which may include market conditions, the performance of our common stock in the market and our financial condition at that time. The                      shares of common stock outstanding that were not sold as part of this offering will be eligible for resale under Rules 144, 144(k) and 701 under the Securities Act, subject in some cases to volume and other limitations, upon the expiration of the expiration of or release from the 180 day minimum period provided for in the lock-ups. In addition, options to purchase                      shares of our common stock are outstanding as of the date of this prospectus and approximately                     of those shares will be vested and eligible for sale upon expiration of or release from the 180 day minimum period provided for in the lock-ups. For a further description of the eligibility of shares for sale into the public market following this offering, see “Shares Eligible for Future Sale.”

      Following completion of this offering, stockholders holding                      shares of our common stock will have the right to require us to register those shares of our common stock. If we propose to register any of our securities under the Securities Act of 1933 either for our own account or for the accounts of other stockholders after this offering, subject to some conditions and limitations, the holders of registration rights will be entitled to include their shares of common stock in the registered offering. In addition, holders of registration rights may require us on not more than six occasions at any time beginning approximately six months from the effective date of this offering, to file a registration statement under the Securities Act of 1933 with respect to their shares of common stock. Further, the holders of registration rights may require us to register their shares on Form S-3 if and when we become eligible to use this form.

      In the future, we will also issue additional shares or options to purchase additional shares to our employees, directors and consultants, in connection with corporate alliances or acquisitions, and in follow-on offerings to raise additional capital. Based on all of these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales could reduce the market price of our common stock. In addition, future sales of our common stock by our stockholders could make it more difficult for us to sell additional shares of our common stock or other securities in the future.

M&C International and entities affiliated with Summit Partners possess significant voting power and may take actions that are not be in the best interests of our other stockholders.

      Upon completion of this offering M&C International and entities affiliated with Summit Partners will own or control shares representing, in the aggregate,           % of the outstanding shares of our common stock. Accordingly, M&C International and these entities affiliated with Summit Partners will exert substantial influence over all matters requiring approval of our stockholders, including the election and removal of directors and the approval of mergers or other business combinations. M&C International’s and these entities’ ownership may have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them and even if they are not in the interests of other stockholders.

Conflicts of interest may arise because some of our directors are also principals or partners of our controlling stockholders.

      Two of our directors are principals of M&C International and two of our other directors are partners and members of various entities affiliated with Summit Partners. We depend on licenses and services provided by entities affiliated with M&C International to provide many of the financial services that we offer to patrons as discussed in “Certain Relationships and Related Transactions”. Summit Partners and its affiliates may invest in entities that directly or indirectly compete with us or companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of M&C International or Summit Partners, on the one hand, and the interests of our other stockholders, on the other hand, arise, these directors may not be disinterested.

Some provisions of our certificate of incorporation and bylaws may delay or prevent transactions that many stockholders may favor.

      Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering may have the effect of delaying, discouraging, or preventing a merger or acquisition that our stockholders may consider favorable or a change in our management or our board of directors. These provisions:

•	divide our board of directors into three separate classes serving staggered three-year terms, which will have the effect of requiring at least two annual stockholder meetings instead of one, to replace a majority of our directors, which could have the effect of delaying of preventing a change in our control or management;

•	provide that special meetings of stockholders can only be called by our board of directors, chairman of the board or chief executive officer. In addition, the business permitted to be conducted at any special meeting of stockholders is limited to the business specified in the notice of such meeting to the stockholders;

•	provide for an advance notice procedure with regard to business to be brought before a meeting of stockholders which may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management;

•	eliminate the right of stockholders to act by written consent so that all stockholder actions must be effected at a duly called meeting;

•	provide that directors may only be removed for cause with the approval of stockholders holding a majority of our outstanding voting stock;

•	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum and that our board of directors may fix the number of directors by resolution;

•	allow our board of directors to issue shares of preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights and the right to approve or not to approve an acquisition or other change in control, of the holders of common stock, without any further vote or action by the stockholders; and

•	not provide for cumulative voting for our directors, which may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our board of directors. In addition, we are also subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our voting stock, the person is an “interested stockholder” and may not engage in “business combinations” with us for a period of three years from the time the person acquired 15% or more of our voting stock.

      These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a premium could reduce the price of our common stock.

Being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified directors.

      As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the New York Stock Exchange. Our operating subsidiary, Global Cash Access, Inc., has been subject to the Exchange Act and provisions of the Sarbanes-Oxley Act since 2004 as a result of the registration of its senior subordinated notes. The requirements of these rules and regulations will increase our accounting, legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may place significant strain on our personnel, systems and resources. The Exchange Act will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and operating results.

      Under the Sarbanes-Oxley Act and the rules and regulations of the New York Stock Exchange, we will also be required to establish an independent board of directors and an independent audit committee, which we currently have not established. Failure to establish either an independent board of directors or an independent audit committee within the timelines prescribed by the New York Stock Exchange may result in the delisting of our common stock, which may result in there being no public market for shares of our common stock. We also expect these rules and regulations will make it more difficult and more expensive for us to maintain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate director and officer insurance, our ability to recruit and retain qualified officers and directors, especially those directors who may be deemed independent for purposes of the rules and regulations of the Sarbanes-Oxley Act and the New York Stock Exchange, will be significantly curtailed.

You will suffer immediate and substantial dilution.

      The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of outstanding common stock immediately after this offering. You will incur immediate and substantial dilution of $           per share in the net tangible book value of our common stock as of March 31, 2005 at an assumed initial public offering price of $           per share. You will incur

additional dilution if the holders of options to purchase shares of common stock, whether currently outstanding or subsequently granted, exercise their options following this offering. See “Dilution”.

We do not intend to pay dividends in the future.

      We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.” In addition, the terms of our current senior secured credit facilities limit our ability to pay dividends, and our future debt or credit facilities may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise. You should read carefully the factors described in the section entitled “Risk Factors” of this prospectus, among other things, for a description of risks that could cause actual results to differ from these forward-looking statements.

USE OF PROCEEDS

      We estimate that we will receive net proceeds of approximately $          from this offering of our common stock, based on the initial public offering price of $           per share and after deducting underwriting discounts and commissions and estimated offering expenses.

      We will not receive any proceeds from the sale of common stock by the selling stockholders.

      We intend to use approximately $89.4 million of the net proceeds of the common stock offered by us to redeem $82.3 million in aggregate principal amount of 8 3/4% senior subordinated notes due 2012 issued by Global Cash Access, Inc. and pay the corresponding $7.1 million premium associated with that redemption. We intend to use $10.0 million of the net proceeds to acquire the patent covering our “3-in-1 rollover” functionality. The remaining net proceeds that we receive will be used for general corporate purposes, including working capital. In addition to these uses of the net proceeds of this offering, the other purposes of this offering are to enhance our ability to acquire other businesses, products or technologies, to create a public market for our common stock, to facilitate our future access to public equity markets, to provide liquidity for our existing stockholders, to improve the effectiveness of our stock option plans in attracting and retaining key employees, to increase the visibility of our company in a marketplace in which several of our competitors are publicly-held companies, and to provide our customers greater assurances as to our long-term viability, which is enhanced by being subject to the financial reporting and disclosure obligations of a public company. We may use a portion of the net proceeds to acquire businesses that are complementary to our own, but we currently have no commitments, agreements nor are we in any negotiations relating to any of these types of transactions. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, sales and marketing activities, technological advances, amount of cash generated or used by our operations and competition. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the balance of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain all our earnings to finance the growth and development of our business. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on contractual restrictions, our results of operations, earnings, capital requirements and other factors considered relevant by our board of directors. In addition, our senior secured credit facilities and the indenture governing our senior subordinated notes limit the ability of Global Cash Access, Inc. to declare and pay cash dividends. Because we conduct our business entirely through Global Cash Access, Inc. and its subsidiaries, as a practical matter these restrictions similarly limit our ability to pay dividends on our common stock. Prior to converting into a corporation, we made distributions to our members when we conducted our operations as a limited liability company that was taxed as a partnership for federal income tax purposes.

DILUTION

      Your interest in our common stock will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock after this offering.

      Net tangible book value of our common stock as of March 31, 2005 was $           million, or $           per share. We determined pro forma net tangible book value per share before this offering by dividing the net tangible book value (total book value of tangible assets less total liabilities) by 71,500,000, or the number of shares of common stock outstanding immediately prior to the consummation of the offering. After giving effect to the sale of our common stock in the offering at $           per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, our adjusted pro forma net tangible book value, as of March 31, 2005, would have been $           million, or $           per share. This represents an immediate increase in pro forma net tangible book value per share of $          to existing stockholders and dilution in pro forma net tangible book value per share of $          to new stockholders who receive shares in the offering. The following table illustrates this per share dilution:

Initial public offering price per share	$
Net tangible book value per share as of March 31, 2005
Increase in net tangible book value per share attributable to the offering
Pro forma net tangible book value per share after giving effect to the offering
Dilution per share to new holders of common stock

      The following table sets forth, on a pro forma basis as of March 31, 2005, the number of shares of common stock issued by us (assuming the full conversion and redesignation of all outstanding shares of capital stock into shares of common stock prior to the consummation of this offering), the total consideration paid to us and the resulting average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	71,500,000	%	$	%	$
New investors		%	$	%	$

Total		100%	$	100%	$

      The discussion and table above assume no exercise of the options to purchase 3,704,145 shares of common stock at a weighted average exercise price of $12.83 per share outstanding on March 31, 2005. To the extent that these options become exercisable and are exercised at a price per share

below the initial public offering price, there will be further dilution of an additional $           per share to new investors. In addition, the discussion and table above assume no issuance of shares of common stock that may be issued pursuant to equity-based awards to be granted in the future under our 2005 Stock Incentive Plan. To the extent that any such shares are issued at prices per share below the initial public offering price, there will be further dilution to new investors. See “Risk Factors — You will suffer immediate and substantial dilution,” “Management — Option Grants in Last Fiscal Year,” “Management — Sanford, Kludjian, Sears and Sullivan Stock Option Agreements” and “Management — 2005 Stock Incentive Plan.”

CAPITALIZATION

      Our capitalization as of March 31, 2005 is set forth in the following table;

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all outstanding preferred stock into shares of our common stock and the adoption of an amended and restated certificate of incorporation immediately prior to this offering; and

•	on a pro forma as adjusted basis to give effect to the receipt of the estimated net proceeds to us from this offering, at the initial public offering price of $ per share and the redemption of $82.3 million in aggregate principal amount of 8 3/4% senior subordinated notes due 2012.

	March 31, 2005

			Pro Forma as
	Actual	Pro Forma	Adjusted

	(In thousands except per share)
	(Unaudited)	(Unaudited)	(Unaudited)
Long-term debt, including current portion:
Senior secured credit facilities:
Revolving credit facility	$—	$—	$—
Term loan	211,750	211,750	211,750
Senior subordinated notes	235,000	235,000	152,750

Total long-term debt, including current portion:	446,750	446,750	364,500
Stockholders’ (deficiency) equity:
Convertible preferred stock, 52,325 shares authorized, actual; 50,000 shares authorized, pro forma and pro forma as adjusted; 39,325 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	40	—	—
Common stock, 110,500 shares authorized, actual; 500,000 shares authorized, pro forma and pro forma as adjusted; 32,175 shares issued and outstanding, actual; 71,500 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	32	72
Additional paid in capital	—	—
Accumulated other comprehensive income	1,217	1,217	1,217
Accumulated deficit	(50,862)	(50,862)	(50,862)

Total stockholders’ (deficiency) equity	(49,573)	(49,573)

Total capitalization	$428,677	$428,677	$

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected consolidated financial data for the fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements. The selected consolidated financial data for the three months ended March 31, 2005 are based upon our unaudited quarterly condensed consolidated financial statements included in this prospectus. In the opinion of our management, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations for such periods. Other than insubstantial assets that are immaterial in amount and nature, the sole asset of Global Cash Access Holdings, Inc. is the capital stock of Global Cash Access, Inc. The formation of Global Cash Access Holdings, Inc. and the transfer of ownership of Global Cash Access, Inc. to Global Cash Access Holdings, Inc. were treated as a reorganization of entities under common control. Accordingly, the income and expense of Global Cash Access, Inc. for all periods are included in the accompanying financial statements. Our selected consolidated financial data may not be indicative of our future financial condition or results of operations. The pro forma income tax amounts below are unaudited and have been calculated to reflect the taxes that would have been reported had we been subject to federal and state income taxes as a corporation during the periods presented.

						Three Months Ended
	For the Years Ended December 31,					March 31,

	2000	2001(1)	2002	2003	2004	2004	2005

	(In thousands except per share)
Income Statement Data:
Revenues
Cash advance	$170,792	$174,787	$182,754	$186,547	$209,962	$50,455	$56,778
ATM	33,634	110,074	119,424	132,341	158,433	38,330	43,773
Check services	26,997	26,614	29,412	26,326	23,768	5,838	6,309
Central Credit and other	10,216	10,152	10,303	10,500	10,840	2,747	2,806

Total revenues	241,639	321,627	341,893	355,714	403,003	97,370	109,666
Cost of revenues	147,900	203,274	216,658	232,463	270,112	64,940	72,597

Gross profit	93,739	118,353	125,235	123,251	132,891	32,430	37,069
Operating expenses	(38,250)	(54,270)	(57,649)	(45,430)	(45,322)	(10,954)	(11,881)
Depreciation and amortization	(11,084)	(16,838)	(11,820)	(14,061)	(13,548)	(3,407)	(3,316)

Operating income	44,405	47,245	55,766	63,760	74,021	18,069	21,872
Interest expense, net(2)	(1,177)	(5,082)	(4,933)	(5,450)	(32,025)	(2,803)	(10,481)

Income before income tax (provision) benefit and minority ownership loss	43,228	42,163	50,833	58,310	41,996	15,266	11,391
Income tax (provision) benefit	(637)	(442)	(1,451)	(321)	212,346	(1,163)	(4,101)

Income before minority ownership loss	42,591	41,721	49,382	57,989	254,342	14,103	7,290
Minority ownership loss(3)	—	420	1,040	400	213	—	50

Net income	$42,591	$42,141	$50,422	$58,389	$254,555	$14,103	$7,340

Earnings per share
Basic	$1.32	$1.30	$1.57	$1.81	$7.91	$0.44	$0.23

Diluted	$0.60	$0.58	$0.71	$0.82	$3.52	$0.20	$0.10

Weighted average number of common shares outstanding:
Basic	32,175	32,175	32,175	32,175	32,175	32,175	32,175
Diluted	71,500	71,500	71,500	71,500	72,222	71,500	75,204

						Three
						Months
	For the Years Ended December 31,					Ended
						March 31,
	2000	2001(1)	2002	2003	2004	2004

	(In thousands except per share)
Pro forma computation related to conversion to corporation for tax purposes (unaudited)
Income before provision for income taxes and minority ownership loss — historical	$43,228	$42,163	$50,833	$58,310	$41,996	$15,266
Income tax provision — historical, exclusive of one-time tax benefit(4)	(637)	(442)	(1,451)	(321)	(10,519)	(1,163)
Pro forma income tax provision — unaudited(5)	$(17,951)	$(16,154)	$(16,940)	$(20,741)	$(4,600)	$(4,333)
Minority ownership loss — historical	—	420	1,040	400	213	—

Pro forma net income	$24,640	$25,987	$33,482	$37,648	$27,090	$9,770

Pro forma earnings per share:
Basic	$0.77	$0.81	$1.04	$1.17	$0.84	$0.30

Diluted	$0.34	$0.36	$0.47	$0.53	$0.38	$0.14

Other Data:
Net cash used in investing activities(6)	$14,348	$6,295	$9,750	$7,047	$4,861	$852

	As of December 31,					As of March 31, 2005

	2000	2001	2002	2003	2004	Actual	Pro Forma(7)

	(In thousands)
Balance Sheet Data:
(at end of period)
Cash and cash equivalents	$27,448	$37,500	$57,584	$23,423	$49,577	$23,720
Total assets	291,249	276,207	287,039	243,627	496,625	459,446
Total borrowings	—	—	—	—	478,250	446,750
Stockholders’ deficiency and members’ capital	220,448	205,202	202,271	199,247	(56,779)	(49,573)

(1)	The increase in revenues and operating expenses during fiscal 2001, as compared to fiscal 2000, is primarily attributable to our acquisitions of the gaming ATM portfolios of Bank of America, N.A. and InnoVentry Corporation.

(2)	Interest expense, net, includes interest income.

(3)	Minority ownership loss represents the portion of the loss from operations of QuikPlay, LLC that is attributable to the 40% ownership interest in QuikPlay, LLC that is not owned by us.

(4)	In connection with our conversion to a taxable corporate entity for United States income tax purposes, we recognized a net tax asset created by a step up in the tax basis of our net assets due to the Recapitalization and the Private Equity Restructuring. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Overview.” For purposes of determining the pro forma net income, the recognition of this one-time step up in basis has been excluded from our pro forma tax computation.

(5)	The pro forma unaudited income tax adjustments represent the tax effects that would have been reported had the Company been subject to United States federal and state income taxes as a corporation. Pro forma expenses are based upon the statutory income tax rates and adjustments to income for estimated permanent differences occurring during the period. Actual rates and expenses could have differed had the Company been subject to United States federal and state income taxes for all periods presented. Therefore, the unaudited pro forma amounts are for informational purposes only and are intended to be indicative of the results of operations had the Company been subject to United States federal and state income taxes for all periods presented. Pro forma amounts are not shown for the period ended March 31, 2005 because income taxes were recorded by the Company during that period.

     The following table presents the computation of the pro forma income tax expense for all applicable periods (in thousands):

						Three
						Months
	For the Years Ended December 31,					Ended
						March 31,
	2000	2001	2002	2003	2004	2004

Income before income taxes, as reported	$43,228	$42,163	$50,833	$58,310	$41,996	$15,266
Effective pro forma income tax rate	43.00%	39.36%	36.18%	36.12%	36.00%	36.00%

Pro forma income tax expense	$18,588	$16,596	$18,391	$21,062	$15,119	$5,496

(6)	In 2004, net cash used in investing activities includes $1.0 million of non-compete payments to two former executives.

(7)	The unaudited pro forma balance sheet data gives effect to the sale of our shares of common stock in this offering, at an assumed public offering price of $ per share, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses and the redemption of $82.3 million in aggregate principal amount of 8 3/4% senior subordinated notes due in 2012. See “Capitalization”.

     Quarterly Financial Data:

      The following summary quarterly condensed consolidated financial information is unaudited. In the opinion our management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our results of operations for the periods presented.

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2003	2003	2003	2003	2004	2004(1)	2004	2004(2)	2005

	(In thousands)
Revenues
Cash advance	$45,718	$46,658	$47,797	$46,374	$50,455	$50,352	$55,798	$53,357	$56,778
ATM	30,807	31,853	35,612	34,069	38,330	39,051	41,218	39,834	43,773
Check services	6,982	7,229	6,351	5,764	5,838	5,682	6,478	5,770	6,309
Central Credit and other revenues	2,544	2,643	2,595	2,718	2,747	2,626	2,676	2,791	2,806

Total revenues	86,051	88,383	92,355	88,925	97,370	97,711	106,170	101,752	109,666
Cost of revenues	57,806	55,467	61,541	57,649	64,940	65,443	71,552	68,177	72,597

Gross profit	28,245	32,916	30,814	31,276	32,430	32,268	34,618	33,575	37,069
Operating expenses	(13,848)	(12,482)	(9,438)	(9,662)	(10,954)	(13,919)	(9,565)	(10,884)	(11,881)
Depreciation and amortization	(3,358)	(3,641)	(3,566)	(3,496)	(3,407)	(3,405)	(3,408)	(3,328)	(3,316)

Operating income	11,039	16,793	17,810	18,118	18,069	14,944	21,645	19,363	21,872
Interest income (expense), net	(1,173)	(1,268)	(1,456)	(1,553)	(2,803)	(9,849)	(9,224)	(10,149)	(10,481)

Income before income tax provision (benefit) and minority ownership loss	9,866	15,525	16,354	16,565	15,266	5,095	12,421	9,214	11,391
Income tax (provision) benefit	(112)	(121)	(122)	34	(1,163)	209,245	(5,763)	10,027	(4,101)

Income before minority ownership loss	9,574	15,404	16,232	16,599	14,103	214,340	6,658	19,241	7,290
Minority ownership loss	291	109	—	—	—	122	36	55	50

Net income	$10,045	$15,513	$16,232	$16,599	$14,103	$214,462	$6,694	$19,296	$7,340

Other Data:
Aggregate dollar amount processed (in billions):
Cash advance	$0.9	$0.9	$1.0	$0.9	$1.0	$1.0	$1.1	$1.1	$1.1
ATM	1.6	1.7	1.9	1.8	2.0	2.1	2.2	2.1	2.4
Check warranty	$0.3	$0.3	$0.2	$0.2	$0.2	$0.2	$0.2	$0.2	$0.3
Number of transactions completed (in millions):
Cash advance	2.0	2.0	2.1	2.0	2.2	2.2	2.3	2.2	2.3
ATM	10.8	11.1	12.3	11.6	13.0	13.1	13.8	13.2	14.3
Check warranty	1.4	1.4	1.2	1.0	1.1	1.1	1.1	1.1	1.1

(1)	The income tax benefit record in the three months ended June 30, 2004 reflects the initial tax benefit associated with the Company’s conversion to a C corporation as defined by the Internal Revenue Service.

(2)	The income tax benefit record in the three months ended December 31, 2004 reflects adjustments to the tax benefit associated with the Company’s conversion to a C corporation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions, as set forth under “Forward-Looking Statements.” Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in the following discussion and under “Risk Factors,” “Business” and elsewhere in this prospectus.

Overview

      We are the leading provider of cash access products and related services to the gaming industry in the United States, the United Kingdom, Canada and the Caribbean. Our products and services provide gaming establishment patrons access to cash through a variety of methods, including ATM cash withdrawals, credit card cash advances, point-of-sale, or POS, debit card transactions, check verification and warranty services and money transfers. In addition, we also provide products and services that improve credit decision-making, automate cashier operations and enhance patron marketing activities for gaming establishments. In 2004, we processed over 66 million transactions, disbursing approximately $13.6 billion in cash to gaming patrons. In the three months ended March 31, 2005, we processed over 17.8 million transactions, disbursing approximately $3.7 billion in cash to gaming patrons. For the year ended December 31, 2004, we generated $403.0 million in revenues, $74.0 million in operating income and $254.6 million in net income. Our net income in the year ended December 31, 2004 benefited from a one-time realization of an estimated deferred tax asset that was created by the Recapitalization and the Private Equity Restructuring described below. Excluding the effects of the initial realization and adjustments of this estimated deferred tax asset, our net income for the year ended December 31, 2004 was $27.1 million for the three months ended March 31, 2005, we generated $109.7 million in revenues, $21.9 million in operating income and $7.3 million in net income.

      We began our operations as a joint venture limited liability company among M&C International and entities affiliated with Bank of America and First Data Corporation in July 1998. In September 2000, Bank of America Corporation sold its entire ownership interest in us to M&C International and First Data Corporation. In March 2004, Global Cash Access, Inc. issued $235 million in aggregate principal amount of 8 3/4% senior subordinated notes due 2012 and borrowed $260 million under senior secured credit facilities. Global Cash Access Holdings, Inc. was formed to hold all of the outstanding capital stock of Global Cash Access, Inc. and to guarantee the obligations under the senior secured credit facilities. A substantial portion of the proceeds of these senior subordinated notes and senior secured credit facilities were used to redeem all of First Data Corporation’s interest in us and a portion of M&C International’s interest in us through a recapitalization (the “Recapitalization”), in which Bank of America Corporation acquired an ownership interest in us. In May 2004, we completed a private equity restructuring (the “Private Equity Restructuring”) in which M&C International sold a portion of its ownership interest in us to a number of private equity investors, including entities affiliated with Summit Partners and we converted from a limited liability company to a Delaware corporation.

      Other than insubstantial assets that are immaterial in amount and nature, the sole asset of Global Cash Access Holdings, Inc. is the capital stock of Global Cash Access, Inc. The consolidated financial data set forth and discussed below reflects our financial condition as if Global Cash Access, Inc. had been a wholly-owned subsidiary of Global Cash Access Holdings, Inc. during each of periods and at the dates presented.

      In connection with our conversion from a limited liability company to a corporation for United States federal income tax purposes, we recognized deferred tax assets and liabilities from the expected tax consequences of temporary differences between the book basis and tax basis of our assets and liabilities at the date of conversion into a taxable entity. Prior to our conversion to a corporation, we operated our business through a limited liability company that was treated as a “pass through” entity for United States federal income tax purposes, so that our owners were responsible for the taxes on our earnings. The pro forma information included within our consolidated statements of income reflect the expected tax effects had we operated our business through a taxable corporation during all periods presented.

Principal Sources of Revenues and Expenses

      We derive our revenues as follows:

      Cash Advance. Cash advance revenues are comprised of transaction fees assessed to gaming patrons in connection with credit card cash advances and POS debit card transactions at the time the transactions are authorized. Such fees are based on a combination of a fixed amount plus a percentage of the face amount of the credit card cash advance or POS debit card transaction amount. The average amount disbursed per cash advance transaction has increased in recent years, contributing to our revenue growth. We expect this trend to continue.

      ATM. ATM revenues are comprised of transaction fees in the form of cardholder surcharges assessed to gaming patrons in connection with ATM cash withdrawals at the time the transactions are authorized and reverse interchange fees paid to us by the patrons’ issuing banks. Cardholder surcharges are recognized as revenue when a transaction is initiated and reverse interchange is recognized as revenue on a monthly basis based on the total transactions occurring during the month. The cardholder surcharges assessed to gaming patrons in connection with ATM cash withdrawals are currently a fixed dollar amount and not a percentage of the transaction amount. The number of transactions completed at our ATM machines has increased in recent years, contributing to our revenue growth. We expect this trend to continue.

      Check Services. Check services revenues are principally comprised of check warranty revenues and are generally based upon a percentage of the face amount of checks warranted. These fees are paid to us by gaming establishments. In some cases, gaming establishments pass on the fees to patrons. The face amount of checks warranted through us has declined in recent years as patrons increasingly use card-based electronic payment methods. This has led to a decline in our check services revenue. In the last three quarters, however, we have seen growth in check services revenue, but it would be premature to conclude that this is a trend.

      Central Credit and Other Revenues. Central Credit revenues are based upon either a flat monthly unlimited usage fee or a variable fee structure driven by the volume of patron credit histories generated, while other revenues are primarily based on a fee for specific service performed.

      Our principal costs and expenses include:

      Cost of Revenues. Cost of revenues are costs and expenses directly related to the generation of revenue. For cash advance, ATM and, to a lesser extent, check services, we pay a commission to the gaming establishment at which the transaction occurs. Commissions are the largest component of cost of revenues. We expect commissions to increase as a percentage of revenue as new contracts are signed or existing contracts are renewed. We pay credit card associations and POS debit networks interchange fees for services they provide in routing transactions through their networks. In addition, we pay fees to participate in various ATM networks. The amounts of these interchange fees are determined by the card associations and networks in their sole discretion, and are subject to increase in their discretion from time to time. Many of our cash advance contracts enable us to pass through to our gaming establishment customers, who may in turn pass through to patrons, the amount of any increase in interchange or processing fees. We expect the major card associations to increase interchange rates at least annually. We pay connectivity and processing fees to our network services providers. We incur warranty expense when checks that we have warranted through our Central Credit check warranty service or that TeleCheck has warranted through its check warranty service are dishonored upon presentment for payment. Our contract with TeleCheck limits our warranty expense for checks warranted by TeleCheck to a maximum percentage of the total face amount of dishonored checks. Other cost of revenues consists primarily of costs related to maintaining our Central Credit database and our patron transaction database.

      Operating Expenses. Operating expenses consist primarily of salaries and benefits, armored carrier expenses, telecommunications expenses, the cost of repair and maintenance on our cash access devices and gain (loss) on sale or disposal of assets.

      Interest Expense. Interest expense includes interest incurred on our senior secured credit facilities and our senior subordinated notes, and the amortization of deferred financing costs. Interest expense also includes the cash usage fees associated with the cash used in our ATM machines.

      Interest Income. We generate interest income on the amount of cash in our bank accounts and on cash that is deposited into accounts to settle our credit card cash advance and POS debit card transactions.

      Income Tax. Our earnings are subject to taxation under the tax laws of the jurisdictions in which we operate. Prior to our conversion to a Delaware corporation, our domestic earnings were not subject to corporate taxation because we were organized as a Delaware limited liability company. Subsequent to our conversion to a Delaware corporation, our domestic earnings have been subject to corporate taxation.

      Minority Interest. We operate a cashless gaming joint venture with IGT through QuikPlay, LLC, a Delaware limited liability company, or QuikPlay, of which we own 60% of the equity interests and of which IGT owns 40% of the equity interests. The joint venture was formed to develop and market a cash access product that allows patrons to utilize a debit card to access cash directly at gaming machines. The minority interest shown on the consolidated financial statements reflects the addition to our net income of the 40% of QuikPlay, LLC’s losses that are attributable to IGT.

Results of Operations

     Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004

      The following table sets forth the unaudited condensed consolidated results of operations for the three months ended (amounts in thousands):

	Three Months Ended

	March 31, 2005		March 31, 2004

	$	%	$	%

Revenues:
Cash advance	$56,778	51.8%	$50,455	51.8%
ATM	43,773	39.9%	38,330	39.4%
Check services	6,309	5.8%	5,838	6.0%
Central Credit and other revenues	2,806	2.6%	2,747	2.8%

Total revenues	109,666	100.0%	97,370	100.0%
Cost of revenues	72,597	66.2%	64,940	66.7%

Gross profit	37,069	33.8%	32,430	33.3%
Operating expenses	(11,881)	(10.8)%	(10,954)	(11.2)%
Depreciation and amortization	(3,316)	(3.0)%	(3,407)	(3.5)%

Operating income	21,872	19.9%	18,069	18.6%
Interest income (expense), net	(10,481)	(9.6)%	(2,803)	(2.9)%

Income before income tax provision and minority ownership loss	11,391	10.4%	15,266	15.7%
Income tax provision	(4,101)	(3.7)%	(1,163)	(1.2)%

Income before minority ownership loss	7,290	6.6%	14,103	14.5%
Minority ownership loss	50	0.0%	—	0.0%

Net income	$7,340	6.7%	$14,103	14.5%

Basic earnings per common share	$0.23		$0.44

Diluted earnings per common share	$0.10		$0.20

Income before income tax provision and minority ownership loss(1)			$15,266	15.7%
Pro forma provision for income taxes(1)			(5,498)	(5.6)
Minority ownership loss(1)			—	0.0

Pro forma net income(1)			$9,770	8.9%

(1)	Pro forma amounts are not shown for the period ended March 31, 2005 because income taxes were recorded by the Company during that period.

Total Revenues

      Total revenues for the quarter ended March 31, 2005 were $109.7 million, an increase of $12.3 million, or 12.6%, as compared to the quarter ended March 31, 2004. This increase was primarily due to the reasons described below.

      Cash Advance. Cash advance revenue for the quarter ended March 31, 2005 was $56.8 million, an increase of $6.3 million, or 12.5%, as compared to the quarter ended March 31, 2004. This increase was primarily due to a 38.2% increase in POS debit card transaction revenue and a 10.0% increase in credit card cash advance revenue. The total amount of cash disbursed increased 8.8% from $1.04 billion to $1.13 billion and the number of transactions completed increased 4.7% from 2.2 million to 2.3 million. Revenue per cash advance transaction increased 7.5%, from $22.92 to $24.63.

      ATM. ATM revenue for the quarter ended March 31, 2005 was $43.8 million, an increase of $5.4 million, or 14.2%, as compared to the quarter ended March 31, 2004. The increase was primarily attributable to a 10.7% increase in the number of transactions from 13.0 million to 14.3 million. Revenue per ATM transaction increased 3.0% from $2.96 to $3.05. There was a 16.6% increase in the total amount of cash disbursed from $2.0 billion to $2.4 billion.

      Check Services. Check services revenue for the quarter ended March 31, 2005 was $6.3 million, an increase of $0.5 million, or 8.1%, as compared to the quarter ended March 31, 2004. The face amount of checks warranted increased 9.0% from $232.8 million to $253.8 million. The number of checks warranted increased 1.4% from 1.08 million to 1.10 million, while the average face amount per check warranted increased from $215.13 to $231.28. Check warranty revenue as a percent of face amount warranted was 2.36% in the quarter ended March 31, 2005 as compared to 2.43% for the quarter ended March 31, 2004, and revenue per check warranty transaction increased 4.4% from $5.23 to $5.46.

      Central Credit and Other. Central Credit and other revenues for the quarter ended March 31, 2005 were $2.8 million, an increase of $0.1 million, or 2.1%, as compared to the quarter ended March 31, 2004. The increase was primarily a result of increases in our marketing revenue, our QuikPlay revenue and our Other revenue.

Costs and Expenses

      Cost of Revenues. Cost of revenues increased 11.8% from $64.9 million to $72.6 million. The largest component of cost of revenues is commissions, and commissions increased 8.2% in the quarter ended March 31, 2005 as contracts were signed or renewed at higher commission rates than experienced in the quarter ended March 31, 2004. The second-largest component of cost of revenues is interchange; interchange expenses increased 22.8%. Warranty expenses increased 9.6%. We expect that commissions and interchange will continue to increase, and we expect that in the balance of 2005 cost of revenues will increase at a rate faster than revenues.

      Primarily as a result of the factors described above, gross profit increased 14.3%, from $32.4 million to $37.1 million. We expect that, even though cost of revenues will grow more rapidly than revenues, gross profit for the final three quarters of 2005 will be higher than in the comparable 2004 period.

      Operating Expenses. Operating expenses for the quarter ended March 31, 2005 were $11.9 million, an increase of $0.9 million, or 8.5%, as compared to the quarter ended March 31, 2004. Operating expenses in the quarter ended March 31, 2004 included $1.9 million in expenses we consider unusual in nature. Excluding these unusual expenses, operating expenses in the quarter ended March 31, 2004 would have been $9.0 million. As compared to this amount, operating expenses in the quarter ended March 31, 2005 increased $2.8 million, or 25.9%. The increase in operating expenses in the quarter ended March 31, 2005 is primarily attributable to increased legal expenses incurred in connection with the patent infringement suit against US Bancorp and Certegy, expenses associated with maintenance of our ATMs, and expenses incurred in connection with our efforts to prepare for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

      Depreciation and Amortization. Depreciation expense for the quarter ended March 31, 2005 was $1.95 million, essentially unchanged from $1.97 million in the quarter ended March 31, 2004. Amortization expense, which relates principally to computer software and customer contracts, decreased from $1.44 million to $1.36 million, as a result of some capitalized software projects becoming fully amortized.

      Primarily as a result of the factors described above, operating income for the quarter ended March 31, 2005 was $21.9 million, an increase of $3.8 million, or 21.0%, as compared to the quarter ended March 31, 2004.

      Interest Income (Expense), Net. Interest income was $451 thousand in the quarter ended March 31, 2005, an increase of 53.4% from the quarter ended March 31, 2004, due primarily to higher prevailing interest rates and higher cash balances. Interest expense for the quarter ended March 31, 2005, was $10.9 million, an increase of $7.8 million, or 253.0%, as compared to the quarter ended March 31, 2004. The increase is primarily due to the borrowings incurred in March 2004 in connection with the Recapitalization. Interest expense on borrowings (including amortization of deferred financing costs) was $8.9 million in the quarter ended March 31, 2005 as compared to $2.1 million in the quarter ended March 31, 2004. The cash usage fee for cash used in our ATMs is included in interest expense. ATM cash usage fees were $2.0 million in the quarter ended March 31, 2005 as compared to $1.0 million in the quarter ended March 31, 2004. The increase resulted principally from higher levels of the interest rates upon which the cash usage fee is based.

      Primarily as a result of the foregoing, income before income tax provision and minority ownership loss was $11.4 million for the quarter ended March 31, 2005, a decrease of $3.9 million, or 25.4%, as compared to the quarter ended March 31, 2004.

      Income Tax. In 2004, we were a limited liability company up until May 14, 2004, at which point we converted to a Delaware corporation and elected to be taxed at the corporate level. United States income tax obligations for the period prior to May 14, 2004, were passed through to our members and we recorded no provision for such taxes. Income tax expense of $1.2 million in the quarter ended March 31, 2004 was entirely attributable to income taxes in non-United States jurisdictions. The provision for income taxes in the quarter ended March 31, 2005 represents our estimate of the effective tax rate for the year of 36%. Due to the amortization of our deferred tax asset, actual taxes paid on pretax income generated in the quarter ended March 31, 2005 will be substantially lower than the provision.

      Primarily as a result of the foregoing, income before minority ownership loss was $7.3 million for the quarter ended March 31, 2005, a decrease of $6.8 million, or 48.3%, as compared to the quarter ended March 31, 2004.

      Minority Ownership Loss. Minority ownership loss attributable to QuikPlay, LLC was $50 thousand in the quarter ended March 31, 2005 as compared to $0 in the comparable period of 2004. In the quarter ended March 31, 2004 the minority partner had losses in excess of contributed capital. Accordingly, no allocation of minority loss could be made until June 2004 when QuikPlay received additional funds from the minority partner through a capital call.

      Primarily as a result of the foregoing, net income was $7.3 million for the quarter ended March 31, 2005, a decrease of $6.8 million as compared to the comparable quarter of 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

      The following table sets forth the condensed consolidated results of operations for the years ended December 31, 2004 and December 31, 2003 (in thousands except per share):

	December 31, 2004		December 31, 2003

	$	%	$	%

Revenues
Cash advance	$209,962	52.1%	$186,547	52.4%
ATM	158,433	39.3	132,341	37.2
Check services	23,768	5.9	26,326	7.4
Central Credit and other revenues	10,840	2.7	10,500	3.0

Total revenues	403,003	100.0	355,714	100.0
Cost of revenues	270,112	67.0	232,463	65.4

Gross profit	132,891	33.0	123,251	34.6
Operating expenses	(45,322)	(11.2)	(45,430)	(12.8)
Depreciation and amortization	(13,548)	(3.4)	(14,061)	(4.0)

Operating income	74,021	18.4	63,760	17.9
Interest income (expense), net	(32,025)	(7.9)	(5,450)	(1.5)

Income before income tax benefit (provision) and minority ownership loss	41,996	10.4	58,310	16.4
Income tax benefit (provision)	212,346	52.7	(321)	(0.1)

Income before minority ownership loss	254,342	63.1	57,989	16.3
Minority ownership loss	213	0.1	400	0.1

Net income	$254,555	63.2%	$58,389	16.4%

Basic earnings per common share	$7.91		$1.81

Diluted earnings per common share	$3.52		$0.82

Income before income tax benefit (provision) and minority ownership loss	$41,996	10.4%	$58,310	16.4%
Pro forma provision for income taxes	(15,119)	(3.8)	(21,062)	(5.9)
Minority ownership loss	213	0.1	400	0.1

Pro forma net income	$27,090	6.7%	$37,648	10.6%

Total Revenues

      Total revenues for the year ended December 31, 2004 were $403.0 million, an increase of $47.3 million, or 13.3%, as compared to the year ended December 31, 2003. This increase was primarily due to the reasons described below.

      Cash Advance. Cash advance revenue for the year ended December 31, 2004 was $210.0 million, an increase of $23.4 million, or 12.6%, as compared to the year ended December 31, 2003. This increase was primarily due to a 51.2% increase in POS debit card transaction revenue and a 9.4% increase in credit card cash advance revenue. We anticipate that POS debit card transaction revenue will continue to grow more rapidly than credit card cash advance revenue. The total amount of cash disbursed increased 12.0% from $3.8 billion to $4.2 billion and the number of transactions completed increased 8.6% from 8.1 million to 8.8 million. Revenue per cash advance transaction increased 3.6%, from $22.93 to $23.76.

      ATM. ATM revenue for the year ended December 31, 2004 was $158.4 million, an increase of $26.1 million, or 19.7%, as compared to the year ended December 31, 2003. The increase was primarily attributable to a 16.4% increase in the number of transactions from 45.7 million to 53.2 million.

Revenue per ATM transaction increased 2.9% from $2.90 to $2.98. There was a 21.9% increase in the total amount of cash disbursed from $6.9 billion to $8.4 billion.

      Check Services. Check services revenue for the year ended December 31, 2004 was $23.8 million, a decrease of $2.6 million, or 9.7%, as compared to the year ended December 31, 2003. The face amount of checks warranted declined 9.0% from $1.0 billion to $0.9 billion. The number of checks warranted decreased 12.0% from 4.9 million to 4.3 million, while the average face amount per check warranted increased from $209.89 to $217.20. Check warranty revenue as a percent of face amount warranted was 2.40% in 2004 as compared to 2.46% for the year ended December 31, 2003, and revenue per check warranty transaction increased 0.8% from $5.17 to $5.21. We expect check services revenue, including check warranty revenue, to continue to decline as patrons increasingly use ATMs, POS debit cards and credit cards to access funds.

      Central Credit and Other. Central Credit and other revenues for the year ended December 31, 2004, were $10.8 million, an increase of $0.3 million, or 3.2%, as compared to the year ended December 31, 2003. The increase was primarily a result of our prior year price increases being in effect for the entire year and increases in our marketing revenue.

Costs and Expenses

      Cost of Revenues. Cost of revenues increased 16.2% from $232.5 million to $270.1 million. The largest component of cost of revenues is commissions, and commissions increased 17.2% in 2004 as contracts were signed or renewed at higher commission rates than experienced in 2003. The second-largest component of cost of revenues is interchange; interchange expenses increased 16.0%. Warranty expenses increased 3.3% even as check service revenue declined. We expect that commissions and interchange will continue to increase, and we expect that in 2005 cost of revenues will increase at a rate faster than revenues.

      Primarily as a result of the factors described above, gross profit increased 7.8%, from $123.3 million to $132.9 million. We expect that, even though cost of revenues will grow more rapidly than revenues, gross profit will increase in 2005.

      Operating Expenses. Operating expenses for the year ended December 31, 2004 were $45.3 million, a decrease of $0.1 million, or 0.2%, as compared to the year ended December 31, 2003. Operating expenses in 2004 include several expenses aggregating $6.1 million that we consider to be unusual in nature. These expenses consist of $2.3 million in settlement and related expenses of a lawsuit, $1.5 million in payment of disputed Canadian taxes, $1.8 million in expenses related to the Private Equity Restructuring, and $0.5 million of other unusual expenses. Excluding these unusual expenses, operating expenses in 2004 would have been $39.2 million, a reduction of $6.2 million, or 13.6%, from 2003. This reduction is primarily due to the full year of cost savings that were obtained through various initiatives in 2003, including the restructuring of some of our ATM service contracts, headcount reductions, and renegotiation of the TeleCheck agreement. We believe that excluding the unusual items for 2004 provides a more representative understanding of our 2004 operating expenses. We expect that operating expenses will increase in 2005 at a rate of growth lower than the rate of growth in cost of revenues.

      Depreciation and Amortization. Depreciation expense for the year ended December 31, 2004 was $7.9 million, an increase of $0.3 million, or 4.3%, as compared to the year ended December 31, 2003. The increase was primarily due to the procurement of additional ATM equipment. Amortization expense, which relates principally to computer software and customer contracts, decreased $0.8 million from $6.5 million to $5.7 million, as a result of capitalized software projects becoming fully amortized.

      Primarily as a result of the factors described above, operating income for the year ended December 31, 2004 was $74.0 million, an increase of $10.3 million, or 16.1%, as compared to the year ended December 31, 2003.

      Interest Income (Expense), Net. Interest income was $1.3 million in 2004, essentially unchanged from $1.3 million in 2003. Interest expense for the year ended December 31, 2004, was $33.3 million, an increase of $26.6 million, or 393.1%, as compared to December 31, 2003. The increase is primarily due to the borrowings incurred in March 2004 in connection with the Recapitalization. Interest expense on borrowings (including amortization of deferred financing costs) was $27.6 million in 2004 as compared to $0 in 2003. The cash usage fee for cash used in our ATMs is included in interest expense. ATM cash usage fees were $5.7 million in 2004 as compared to $6.8 million in 2003, a reduction of $1.0 million or 15.5%. The reduction resulted primarily from a more favorable supply agreement for ATM cash that was entered into in June 2004.

      Primarily as a result of the foregoing, income before income tax benefit (provision) and minority ownership loss was $42.0 million for the year ended December 31, 2004, a decrease of $16.3 million, or 28.0%, as compared to the prior year.

      Income Tax. For all of 2003, we were a limited liability company. As a consequence, all of our United States federal and state tax obligations were passed through to our members and we recorded no provision for such taxes. Income tax expense of $0.3 million in 2003 was entirely attributable to income taxes in non-United States jurisdictions. In 2004, we were a limited liability company up until May 14, 2004, at which point we converted to a Delaware corporation and elected to be taxed at the corporate level. United States income tax obligations for the period prior to May 14, 2004, were passed through to our members. Income tax benefit of $212.3 million for the year ended December 31, 2004, represents foreign income tax expense of $1.7 million, United States state and federal income tax expense of $8.8 million, and the estimated realization of a net deferred tax asset created by the Recapitalization and the Private Equity Restructuring of $222.9 million.

      The amount of the net deferred tax asset will depend upon the ultimate gain reported by the sellers in both the Recapitalization and the Private Equity Restructuring. The amount included as income in 2004 is based on current estimates of those gains. To the extent that we receive revised information about the gain realized by the sellers, we will be obligated to recompute the deferred tax asset, and changes in the balance of the deferred tax asset will be recognized as income tax benefit or expense in the period in which we receive the revised information. We expect that the component of the net deferred tax asset attributable to the Recapitalization and the Private Equity Restructuring will be amortized over 15 years, with the result that our United States federal income taxes paid (to the extent that we have taxable income) will be approximately $15.9 million lower per year than the amount we record as income tax expense in each of the next 15 years. We expect that in 2005 the provision for income tax expense will be approximately 36% of income before income tax benefit (provision) and minority ownership loss.

      Primarily as a result of the foregoing, income before minority ownership loss was $254.3 million for the year ended December 31, 2004, an increase of $196.4 million, or 338.6%, as compared to the prior year.

      Minority Ownership Loss. Minority ownership loss attributable to QuikPlay, LLC for the year ended December 31, 2004 was $0.2 million, a decrease of $0.2 million as compared to the year ended December 31, 2003. This decrease was primarily due to a full year of revenue being realized in 2004 as opposed to only a partial year in 2003. We expect that QuikPlay, LLC will record a loss in 2005 as well.

      Primarily as a result of the foregoing, net income was $254.6 million for the year ended December 31, 2004, an increase of $196.2 million, or 336.0%, as compared to the prior year.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      The following table sets forth the condensed consolidated results of operations for the years ended December 31, 2003 and December 31, 2002 (in thousands except per share):

	December 31, 2003		December 31, 2002

	$	%	$	%

Revenues
Cash advance	$186,547	52.4%	$182,754	53.5%
ATM	132,341	37.2	119,424	34.9
Check services	26,326	7.4	29,412	8.6
Central Credit and other revenues	10,500	3.0	10,303	3.0

Total revenues	355,714	100.0	341,893	100.0
Cost of revenues	232,463	65.4	216,658	63.4

Gross profit	123,251	34.6	125,235	36.6
Operating expenses	(45,430)	(12.8)	(57,649)	(16.9)
Depreciation and amortization	(14,061)	(4.0)	(11,820)	(3.5)

Operating income	63,760	17.9	55,766	16.3
Interest income (expense), net	(5,450)	(1.5)	(4,933)	(1.4)

Income before income tax provision and minority ownership loss	58,310	16.4	50,833	14.9
Income tax provision	(321)	(0.1)	(1,451)	(0.4)

Income before minority ownership loss	57,989	16.3	49,382	14.4
Minority ownership loss	400	0.1	1,040	0.3

Net income	$58,389	16.4%	$50,422	14.7%

Basic earnings per common share	$1.81		$1.57

Diluted earnings per common share	$0.82		$0.71

Income before income tax provision and minority ownership loss	$58,310	16.4%	$50,833	14.9%
Pro forma provision for income taxes	(21,062)	(5.9)	(18,391)	(5.4)
Minority ownership loss	400	0.1	1,040	0.3

Pro forma net income	$37,648	10.6%	$33,482	9.8%

Total Revenues

      Total revenues for the year ended December 31, 2003 were $355.7 million, an increase of $13.8 million, or 4.0%, as compared to the year ended December 31, 2002. This increase was primarily due to the reasons described below.

      Cash Advance. Cash advance revenues for the year ended December 31, 2003 were $186.5 million, an increase of $3.8 million, or 2.1%, as compared to the year ended December 31, 2002. This increase was primarily due to a 20.0% increase in POS debit card transaction revenue and a 0.8% increase in credit card cash advance revenue. The total amount of cash disbursed increased 4.7% from $3.6 billion to $3.8 billion. The number of transactions completed declined 0.4% from 8.2 million to 8.1 million. Revenue per cash advance transaction increased 2.5% from $22.38 to $22.93.

      ATM. ATM revenues for the year ended December 31, 2003 were $132.3 million, an increase of $12.9 million, or 10.8%, as compared to the year ended December 31, 2002. The increase was driven by a 7.4% increase in the number of transactions from 42.5 million to 45.7 million. Revenue per ATM transaction rose from $2.81 to $2.90, and increase of 3.1%. The total amount of cash disbursed increased 11.2% from $6.2 billion to $6.9 billion.

      Check Services. Check services revenues for the year ended December 31, 2003 were $26.3 million, a decrease of $3.1 million, or 10.5%, as compared to the year ended December 31, 2002. The total face amount of checks warranted declined 12.5% from $1.2 billion to $1.0 billion. The number of checks warranted decreased 22.4% from 6.4 million to 4.9 million, and the average face amount per check warranted increased 12.8%, from $186.14 to $209.89. Check warranty revenue as a percent of face amount warranted decreased from 2.48% to 2.46% and revenue per check warranty transaction increased from $4.61 to $5.17.

      Central Credit and Other. Central Credit and other revenues for the year ended December 31, 2003, were $10.5 million, an increase of $0.2 million, or 1.9%, as compared to the year ended December 31, 2002. This increase was primarily due to our first price increase for Central Credit services in the last five years.

Costs and Expenses

      Cost of Revenues. Cost of revenues for the year ended December 31, 2003 was $232.5 million, an increase of $15.8 million, or 7.3%, as compared to the year ended December 31, 2002. Commissions increased 5.4%, principally due to the fact that ATM revenues, which carry the highest commission rate, grew more rapidly than other categories of revenue. Interchange and processing expenses increased 13.3% primarily as a result of higher dollar volumes of cash advance and an increase in applicable interchange rates. Warranty expense was unchanged, but was higher as a percentage of the face amount of checks warranted. Other costs and expenses declined modestly primarily as a result of a change in product mix.

      Primarily as a result of the factors described above, gross profit declined 1.6% to $123.3 million in 2003 as compared to $125.2 million in 2002.

      Operating Expenses. Operating expenses for the year ended December 31, 2003 were $45.4 million, a decrease of $12.2 million, or 21.2%, as compared to the year ended December 31, 2002. This decrease was primarily due to cost reduction initiatives implemented in 2003 offset by higher operating expenses due to increased ATM transactional volumes.

      Depreciation and Amortization. Depreciation expense for the year ended December 31, 2003 was $7.6 million, an increase of $2.2 million, or 42.3%, as compared to the year ended December 31, 2002. This increase was primarily due to the procurement of additional ATM equipment to support new business we gained during the year. Amortization expense related to computer software and customer contracts for the year ended December 31, 2003 was $6.5 million, unchanged as compared to the year ended December 31, 2002.

      Primarily as a result of the foregoing, operating income for the year ended December 31, 2003 was $63.8 million, an increase of $8.0 million, or 14.3%, as compared to the year ended December 31, 2002.

      Interest Income (Expense), Net. Interest income was $1.3 million in 2003, essentially unchanged from $1.3 million in 2002. Interest expense for the year ended December 31, 2003, was $6.8 million, an increase of $0.5 million, or 8.8%, as compared to December 31, 2002. This increase was primarily due to an increase in cash balances necessary to support the growth in the ATM business offset by lower interest rates.

      Primarily as a result of the foregoing, income before income tax provision and minority ownership loss increased $7.5 million, or 14.7% in the year ended December 31, 2003 as compared to the prior year.

      Income Tax Provision. The provision for income taxes relates solely to foreign income taxes. The provision for foreign income tax for the year ended December 31, 2003 was $0.3 million, a decrease of

$1.1 million as compared to the year ended December 31, 2002. This decrease was primarily due to unanticipated provincial taxes that were paid in 2002.

      Primarily due to the factors described above, income before minority ownership loss increased $8.6 million, or 17.4%, in 2003 as compared to the prior year.

      Minority Ownership Loss. Minority ownership loss attributable to QuikPlay, LLC for the year ended December 31, 2003 was $0.4 million, a decrease of $0.6 million as compared to the year ended December 31, 2002. This decrease was primarily due to the completion of development and the first installation of the TODD product.

      Primarily as a result of the foregoing, net income for the year ended December 31, 2003, was $58.4 million, an increase of $8.0 million, or 15.8%, as compared to the year ended December 31, 2002.

Critical Accounting Policies

      The preparation of our financial statements in conformity with United States GAAP requires us to make estimates and assumptions that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in our consolidated financial statements. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the financial condition and results of operations, and which require management to make its most difficult and subjective judgments, often as a result of the need to make estimates about matters that are inherently uncertain. Based on this definition, we have identified our critical accounting policies as those addressed below. We also have other key accounting policies that involve the use of estimates, judgments and assumptions. You should review the notes to our consolidated financial statements for a summary of these policies. We believe that our estimates and assumptions are reasonable, based upon information presently available; however, actual results may differ from these estimates under different assumptions or conditions.

Goodwill

      We have approximately $156.7 million in net unamortized goodwill on our consolidated balance sheet at March 31, 2005 resulting from our acquisition of other businesses. A new accounting standard adopted in 2002 requires an annual review of goodwill and other non-amortizing intangible assets for impairment. We completed our initial assessment for impairment of goodwill and determined that no impairment was necessary at that time. Our most recent annual assessment was performed as of October 1, 2004 and it was determined that no impairment adjustment was necessary at that time. The annual evaluation of goodwill and other non-amortizing intangible assets requires the use of estimates about future operating results of each reporting unit to determine their estimated fair value. Changes in forecasted operations can materially affect these estimates, which could significantly affect our results of operations.

Revenue Recognition

      We recognize revenue when evidence of an arrangement exists, services have been rendered, our price fixed or determinable and collectibility is reasonably assured. We evaluate our revenue streams for proper timing of revenue recognition.

      Cash advance revenue is comprised of upfront patron transaction fees assessed at the time the transaction is initiated and a percentage of the face amount of the cash advance. Cash advance revenue is recognized at the point that a negotiable money order instrument is generated by the casino cashier.

      ATM revenue is comprised of upfront patron transaction fees or surcharges assessed at the time the transaction is initiated and a percentage of interchange fees paid by the patron’s issuing bank. These issuing banks share the interchange revenue, or reverse interchange, with us to cover the costs we incur to acquire the ATM transaction. Upfront patron transaction fees are recognized when a transaction is authorized, and reverse interchange is recognized on a monthly basis.

      Check services revenue is generally contractually based upon a percentage of the face amount of total checks warranted. Check services revenue is recognized on a monthly basis.

      Central Credit revenue is based upon either a flat monthly unlimited usage fee or a variable fee structure driven by the volume of patron credit histories generated. This revenue is recognized on a monthly basis. Revenue derived from our patron marketing products and services is recognized upon completion of services.

Recently Issued Accounting Pronouncements

      In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No., or FIN, 46 (and subsequently revised its interpretation through February 2004), Consolidation of Variable Interest Entities, or VIEs. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, and establishes standards for determining under what circumstances VIEs should be consolidated with their primary beneficiary, including those to which the usual condition for consolidation does not apply. FIN 46 also requires disclosures about unconsolidated VIEs in which a company has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to VIEs created after December 31, 2003. The consolidation requirements apply to older entities in the first period ending after March 15, 2004. Some disclosure requirements apply to all financial statements issued after December 31, 2003. The adoption of FIN 46 did not have a material impact on our financial position or results of operations.

      In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.

      SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion No. 25 and generally requires us to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model, which is consistent with the terms of the award, or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.

      We are required to apply SFAS No. 123(R) to all awards granted, modified or settled in our first fiscal year under U.S. GAAP beginning after June  15, 2005. We are also required to use either the “modified prospective method” or the “modified retrospective method.” Under the modified prospective method, we must recognize compensation cost for all awards granted after we adopt the standard and for the unvested portion of previously granted awards that are outstanding on that date.

      Under the modified retrospective method, we must restate our previously issued financial statements to recognize the amounts we previously calculated and reported on a pro forma basis, as if the prior standard had been adopted.

      Under both methods, we are permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting. The standard permits and encourages early adoption. We have commenced our analysis of the impact of SFAS 123(R), but have not yet decided: (1) whether we will elect to adopt early, (2) if we elect to adopt early, then at what date we would do so, (3) whether we will use the modified prospective method or elect to use the modified retrospective method, and (4) whether we will elect to use straight line amortization or an accelerated method.

      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on our financial position, results of operations or cash flows.

Liquidity and Capital Resources

Cash Flows

      The following table summarizes our cash flows for the years ended December 31, 2004, 2003 and 2002, and the three months ended March 31, 2005 and 2004:

				Three Months Ended
	For the Years Ended December 31,			March 31,

	2004	2003	2002	2005	2004

	(In thousands)
Net cash provided by operating activities	$75,212	$33,471	$81,964	$7,773	$20,820
Net cash used in investing activities	(4,861)	(7,047)	(9,750)	(2,421)	(852)
Net cash used in financing activities	(43,950)	(63,067)	(52,333)	(31,220)	(23,739)
Net effect of exchange rate changes on cash and cash equivalents	(247)	2,482	203	11	(6)

Net increase (decrease) in cash and cash equivalents	26,154	(34,161)	20,084	(25,857)	(3,777)
Cash and cash equivalents, beginning of period	23,423	57,584	37,500	49,577	23,423

Cash and cash equivalents, end of period	$49,577	$23,423	$57,584	$23,720	$19,646

      Our principal source of liquidity is cash flows from operating activities, which were $75.2 million, $33.5 million and $82.0 million for the years ended December 31, 2004, 2003 and 2002, respectively, and $7.8 million and $20.8 million for the three months ended March 31, 2005 and 2004, respectively. Our cash flows from operating activities are influenced by changes in settlement receivables and the timing of payments related to settlement liabilities. For example, in 2003, changes in settlement liabilities resulted in a $34.3 million use of cash. This compares to a $19.0 million source of cash in 2004 and a $6.3 million use of cash in the three months ended March 31, 2005. The variation is due to the timing of our settlement liability payments. As a result, our cash flows from operating activities have changed and may in the future change substantially based upon the timing of our settlement liability payments. We calculate our net cash position as cash and cash equivalents plus settlement receivables less settlement liabilities. The following table presents our net cash position at year-end for the last three fiscal years and at March 31, 2005 and 2004:

	December 31,			March 31,

	2004	2003	2002	2005	2004

	(In thousands)
Cash and cash equivalents	$49,577	$23,423	$57,584	$23,720	$19,646
Settlement receivables	30,357	20,307	20,829	23,127	15,847
Settlement liabilities	(42,192)	(22,968)	(61,615)	(35,834)	(15,189)

Net cash position	$37,742	$20,762	$16,798	$11,013	$20,304

      Net cash used in investing activities totaled $4.9 million, $7.0 million, and $9.8 million for the years ended December 31, 2004, 2003, and 2002, respectively and $2.4 million and $0.9 million for the three months ended March 31, 2005 and 2004, respectively. Included in net cash used in investing activities were funds spent on software development in the amounts of $0.6 million, $1.0 million and $2.0 million for the years ended December 31, 2004, 2003 and 2002, respectively, and $0.2 million and $0.1 million for the three months ended March 31, 2005 and 2004, respectively, and funds spent on the procurement of cash access equipment, computer and other hardware in the amounts of $3.2 million, $6.0 million and $7.2 million for the years ended December 31, 2004, 2003 and 2002, respectively and $2.1 million and $0.8 million for the three months ended March 31, 2005 and 2004, respectively. In 2004, we also made severance payments in the aggregate amount of $1.0 million to two departing executives in consideration of covenants not to compete with us for a period of two years. We have capitalized those non-compete agreements and are amortizing them over the term of the non-compete period. We have met our capital requirements to date through cash flows from operating activities. We expect that capital expenditures in 2005 will be higher than in 2004, but we do not expect capital expenditures in 2005 to exceed $8 million.

      Net cash used in financing activities was $44.0 million, $63.1 million and $52.3 million for the years ended December 31, 2004, 2003 and 2002, respectively and $30.5 million and $23.7 million for the three months ended March 31, 2005 and 2004, respectively. In 2004, this was the result of $464.3 million in net borrowings (which include debt repayments, and payments for debt issuance costs), $508.6 million of distributions on or redemptions of membership interests, and $0.3 million in capital contributions from IGT related to QuikPlay, LLC, our joint venture with IGT. In 2003 and 2002, these cash outflows were a result of cash distributions on membership interests offset partially by capital contributions from IGT related to QuikPlay, LLC.

Indebtedness

      On March 10, 2004 we entered into senior secured credit facilities arranged by Banc of America Securities LLC with Bank of America, N.A. as administrative agent in an aggregate principal amount of $280.0 million, consisting of a five-year revolving credit facility of $20.0 million and a six-year term loan facility of $260.0 million. Proceeds of the term loan under the senior secured credit facilities were used to finance in part the Recapitalization and to pay related fees and expenses. The revolving credit facility will be used to provide ongoing working capital and for other general corporate purposes. Amounts available under this revolving credit were reduced by $3.4 million of letters of credit outstanding at March 31, 2005. The terms of our senior secured credit facilities require that a significant portion of our excess cash flow be devoted to reducing amounts outstanding under these facilities. As a result, we made a payment of approximately $28.3 million in March 2005 from our excess cash flow for the year ended December 31, 2004 to reduce the amounts outstanding under these facilities. Under the terms of our senior secured credit facilities we are required to maintain financial covenants related to our leverage ratio, senior leverage ratio and fixed charge cover ratio. Additionally, we have a covenant related to our allowable capital expenditures. As of March 31, 2005, we believe we are in compliance with all of our debt covenants.

      After giving effect to the Recapitalization, our total consolidated debt increased significantly and, as a result, our interest expense increased compared to historic levels. Also, as a result of the Recapitalization, in which the membership interests in us owned by First Data Corporation were repurchased by us, we recognized a significant deficit in Stockholders’ Deficiency and Members’ Capital.

      In April 2005, we amended and restated the terms of the senior secured credit facility to, among other things, reduce the rate of interest payable on borrowings.

      The following is a summary of our contractual cash obligations as of December 31, 2004, including our senior subordinated notes and our senior secured credit facilities. These amounts exclude payments for excess cash flow and the amendment and restatement of the terms of our senior secured credit facility, described above. Further, they assume a LIBOR rate of 2.85% for all periods presented.

			2-3	4-5	After
Contractual Cash Obligations	Total	1 Year	Years	Years	5 Years

	(amounts in thousands)
Long-term debt	$478,250	$13,000	$26,000	$162,500	$276,750
Estimated interest payments	207,892	32,885	63,753	59,315	51,939
Operating leases	2,926	488	1,001	962	475

Total cash obligations	$689,068	$46,373	$90,754	$222,777	$329,164

Deferred Tax Asset

      At March 31, 2005, we had a net deferred income tax asset of a $211.1 million. We recognized a deferred tax asset upon our conversion from a limited liability company to a corporation on May 14, 2004. Prior to that time, all tax attributes flowed through to the members of the LLC. The principal component of the deferred tax asset is a permanent difference between our income for financial accounting and tax purposes. This difference results from a significant balance of Acquired Goodwill (initially $660 million) which is recorded for tax purposes but not for accounting purposes. This asset is amortized over 15 years for tax purposes, resulting in annual pretax income being $44 million lower for tax purposes than for financial accounting purposes. At an estimated tax rate of 36%, this results in taxes being approximately $15.9 million less than the provision for income taxes shown on the income statement for financial accounting purposes. Over the 15 year life, this is an aggregate of $237.6 million in permanent differences, which was the principal asset at the time the deferred tax asset was created.

Other Liquidity Needs and Resources

      Bank of America, N.A. supplies us with currency needed for normal operating requirements of our ATMs pursuant to a treasury services agreement. Under the terms of this agreement, we pay a monthly cash usage fee based upon the product of the average daily dollars outstanding in all ATMs multiplied by the average London Interbank Offered Rate, or LIBOR, for one-month United States dollar deposits for each day that rate is published in that month plus a margin of 25 basis points. We are therefore exposed to interest rate risk to the extent that the applicable LIBOR rate increases. As of March 31, 2005, the rate in effect, inclusive of the 25 basis points margin, was 3.06%, and the currency supplied by Bank of America, N.A. pursuant to this agreement was $270.9 million.

      We need supplies of cash to support each of our foreign operations that involve the dispensing of currency. For some foreign jurisdictions, such as the United Kingdom, applicable law and cross-border treaties allow us to transfer funds between our domestic and foreign operations efficiently. For other foreign jurisdictions, we must rely on the supply of cash generated by our operations in those foreign jurisdictions, and the costs of repatriation are prohibitive. For example, CashCall Systems, Inc., the subsidiary through which we operate in Canada, generates a supply of cash that is sufficient to support its operations, and all cash generated through such operations is retained by CashCall Systems, Inc. As we expand our operations into new foreign jurisdictions, we must rely on treaty-favored cross-border transfers of funds, the supply of cash generated by our operations in those foreign jurisdictions or alternate sources of working capital.

      Pursuant to the terms of our agreement with IGT, we are obligated to invest up to our pro rata share of $10.0 million in capital to QuikPlay. Our obligation to invest additional capital in QuikPlay is conditioned upon capital calls, which are in our sole discretion. As of March 31, 2005, we had invested a total of $3.7 million in QuikPlay.

      We believe that borrowings available under our senior secured credit facilities, together with our anticipated operating cash flows will be adequate to meet our anticipated future requirements for working capital, capital expenditures and scheduled interest payments on the notes and under our senior secured credit facilities for the next 12 months and for the foreseeable future. Although no additional financing other than this Offering is currently contemplated, we may seek, if necessary or otherwise advisable and to the extent permitted under the indenture governing the notes and the terms of the senior secured credit facilities, additional financing through bank borrowings or public or private debt or equity financings. Additional financing, if needed, may not be available to us, or, if available, the financing may not be on terms favorable to us. The terms of any additional debt or equity financing that we may obtain in the future could impose additional limitations on our operations and/or management structure. Our estimates of our reasonably anticipated liquidity needs may not be accurate or new business developments or other unforeseen events may occur, resulting in the need to raise additional funds.

Off-Balance Sheet Arrangements

      We obtain currency to meet the normal operating requirements of our domestic ATMs and ACMs pursuant to a treasury services agreement with Bank of America, N.A. Under this agreement, all currency supplied by Bank of America, N.A. remains the sole property of Bank of America, N.A. at all times until it is dispensed, at which time Bank of America, N.A. obtains an interest in the corresponding settlement receivable. Because it is never an asset of ours, supplied cash is not reflected on our balance sheet. Because Bank of America, N.A. obtains an interest in our settlement receivables, there is no liability corresponding to the supplied cash reflected on our balance sheet. The fees that we pay to Bank of America, N.A. pursuant to the treasury services agreement are reflected as interest expense in our financial statements. Currency for the normal operating requirements of our foreign ATMs is supplied by the gaming establishments in which those ATMs are located.

Effects of Inflation

      Our monetary assets, consisting primarily of cash and receivables, are not significantly affected by inflation. Our non-monetary assets, consisting primarily of our deferred tax asset, goodwill and other intangible assets, are not affected by inflation. We believe that replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our operating expenses, such as those for salaries and benefits, armored carrier expenses, telecommunications expenses and equipment repair and maintenance services, which may not be readily recoverable in the financial terms under which we provide our cash access products and services to gaming establishments and their patrons.

Quantitative and Qualitative Disclosures about Market Risk

      In the normal course of business, we are exposed to foreign currency exchange risk. We operate and conduct business in foreign countries and, as a result, are exposed to movements in foreign currency exchange rates. Our exposure to foreign currency exchange risk related to our foreign operations is not material to our results of operations, cash flows or financial position. At present, we do not hedge this risk, but continue to evaluate such foreign currency translation risk exposure. At present, we do not hold any derivative securities of any kind.

      Bank of America, N.A. supplies us with currency needed for normal operating requirements of our domestic ATMs and ACMs pursuant to a treasury services agreement. Under the terms of this agreement, we pay a monthly cash usage fee based upon the product of the average daily dollars outstanding in all ATMs and ACMs multiplied by the average LIBOR for one-month United States dollar deposits for each day that rate is published in that month plus a margin of 25 basis points. We are therefore exposed to interest rate risk to the extent that the applicable LIBOR rate increases. As of March 31, 2005, the rate in effect, inclusive of the 25 basis points margin, was 3.06% and the currency supplied by Bank of America, N.A. pursuant to this agreement was $270.9 million. Based upon the average outstanding amount of currency to be supplied by Bank of America, N.A. pursuant to this agreement during the three months ended March 31, 2005, which was $231.1 million, each 1% change in the applicable LIBOR rate would have had a $2.3 million impact on income before taxes and minority ownership loss over a 12 month period. Currency for the normal operating requirements of our foreign ATMs is supplied by the gaming establishments in which those ATMs are located.

      Our senior secured credit facilities bear interest at rates that can vary over time. We have the option of having interest on the outstanding amounts under these credit facilities paid based on a base rate (equivalent to the prime rate) or based on the Eurodollar rate (equivalent to LIBOR). We have historically elected to pay interest based on one month United States dollar LIBOR, and we expect to continue to pay interest based on LIBOR of various maturities.

      As of March 31, 2005, our interest rate on these credit facilities was the applicable LIBOR rate plus a margin of 275 basis points for the term loan portion and LIBOR plus 300 basis points for the revolving credit portion. At March 31, 2005, we had $0 drawn under the revolving credit portion and we had $211.8 million outstanding under the term loan portion at an interest rate, including the margin, of 5.6%. Based upon the outstanding balance on the term loan of $211.8 million on March 31, 2005, each 1% increase in the applicable LIBOR rate would have added an additional $2.1 million of interest expense over a 12 month period.

      Following the amendment and restatement of our senior secured credit facilities in April 2005, our interest rate on these credit facilities is the applicable LIBOR rate plus a margin of 225 basis points for the term loan portion and LIBOR plus 250 basis points for the revolving credit portion. The margin for the term loan portion may decrease if our leverage ratio, as defined, decreases. At April 30, 2005, we had $0 drawn under the revolving credit portion and we had $211.8 million outstanding under the term loan portion at an interest rate, including the margin, of 5.3%. Based upon the outstanding balance on the term loan of $211.8 million on April 30, 2005, each 1% increase in the applicable LIBOR rate would add an additional $2.1 million of interest expense over a 12 month period.

BUSINESS

Overview

      We are the leading provider of cash access products and related services to the gaming industry in the United States, the United Kingdom, Canada and the Caribbean. Our products and services provide gaming establishment patrons access to cash through a variety of methods, including ATM cash withdrawals, credit card cash advances, point-of-sale, or POS, debit card transactions, check verification and warranty services and money transfers. In addition, we provide products and services that improve credit decision-making, automate cashier operations and enhance patron marketing activities for gaming establishments.

      Substantially all gambling transactions within a gaming establishment must be completed in cash. Consequently, gaming revenues are critically dependent on the amount of cash available to patrons within gaming establishments. We believe that the proliferation of card-based payment instruments has led to a general reduction in the amount of cash that consumers carry generally, including when they visit gaming establishments. Therefore, the ability of gaming establishments to maximize revenues depends upon the ease with which patrons can access cash. Our products and services allow patrons to easily access their cash within a gaming establishment. For example, our patented “3-in-1 rollover” functionality allows a gaming patron to easily convert an unsuccessful ATM cash withdrawal into a POS debit card transaction or a credit card cash advance.

      We provide cash access products and related services at approximately 960 gaming establishments worldwide, including those of seven of the top ten gaming operators in the United States based on 2004 revenues: Harrah’s Entertainment, Inc., Caesars Entertainment, Inc., Mandalay Resort Group, Boyd Gaming Corporation, Foxwoods Resort Casino, Mohegan Tribal Gaming Authority and, Penn National Gaming, Inc. In addition, we provide cash access products and related services to three of the top four gaming operators in the United Kingdom based on 2004 revenues, including Stanley Leisure plc, Gala Casinos Ltd. and London Clubs International. In general, our contracts with gaming establishments are exclusive, range in duration from three to five years and are global in that they govern all of an operator’s gaming establishments wherever they are located around the world.

      In 2004, we processed over 66 million transactions which resulted in approximately $13.6 billion in cash being disbursed to gaming patrons. In the three months ended March 31, 2005, we processed 17.8 million transactions which resulted in approximately $3.7 billion in cash being disbursed to gaming patrons. We have an installed base in approximately 960 gaming establishments of over 3,100 cash access kiosks, 851 Casino Cash Plus 3-in-1 ATMs, 298 ACMs and thirty-seven 3-in-1 Enabled QuickJack Plus devices. For the year ended December 31, 2004, we generated revenues and operating income of $403.0 million and $74.0 million, respectively, and for the three months ended March 31, 2005, we generated revenues and operating income of $109.7 million and $21.9 million, respectively.

Industry Trends

      We believe that demand for cash access products and related services will be driven by the underlying growth of the gaming industry, the importance of access to cash within gaming establishments, the migration from cash to electronic forms of payment, the continued innovation in cash access products and related services and the demand for effective patron marketing.

Gaming Industry Growth

      The historical growth of the United States gaming industry has resulted from the increased acceptance of gaming as a form of entertainment, as well as an increase in the number of jurisdictions where gaming is allowed. On a global basis, future gaming industry growth is expected to be driven by continued market expansion in the United States and from the development of European, Asian and other international markets.

      United States. Since Nevada legalized gambling in 1931, the number of jurisdictions that allow some form of gaming has increased dramatically. Beginning with New Jersey in 1978, several states legalized gambling in various forms in the late 1980s and early 1990s, including Colorado, Delaware, Illinois, Indiana, Iowa, Louisiana, Michigan, Mississippi, Missouri and South Dakota. In 1988, the passage of the Indian Gaming Regulatory Act, under which Native American tribes were permitted to operate casinos under some restrictions, led to a rapid increase in Native American gaming establishments, particularly in California. As of 2003, there were 12 states with commercial casinos or race track casinos, or racinos, and 28 states with tribal casinos. According to the American Gaming Association, United States gaming revenue, exclusive of lotteries and charity gaming, grew to more than $50 billion in 2003, representing a compound annual growth rate of 6.3% since 1999.

      In 2004, several states proposed or passed legislation permitting gaming in new geographies or increased gaming in existing locations. Pennsylvania enacted legislation that authorizes as many as 61,000 slot machines for racinos, resorts and slot parlors across the state. Oklahoma approved measures that would allow the installation of slot machines at specified locations. Broward County, Florida approved a measure requiring the State of Florida to begin negotiations to allow slot machines to be installed at racetracks and jai lai establishments in Broward County. California and several Native American tribes in the state signed agreements to allow an unlimited number of slot machines at tribal gaming establishments.

      International. The gaming industry is also experiencing strong growth in selected international markets. In the United Kingdom, proposed changes to existing regulation would allow for an increase in the number of gaming establishments and slot machines. In addition, the proposed changes would allow casinos to provide additional gaming opportunities and eliminate the requirement that patrons become members of a gaming establishment before engaging in any gaming activities. In Macau, gaming revenues have become a key driver of economic growth, and both the entrance of international gaming operators as well as the lifting of travel restrictions is expected to lead to further gaming industry expansion. Other Asian countries, Russia and countries in Eastern Europe are expected to experience growth in gaming as governments consider proposals for gaming industry liberalization. Several United States-based gaming operators have announced their intention to participate in expected gaming expansion.

Importance of Access to Cash

      Substantially all gambling transactions within a gaming establishment must be completed in cash. Consequently, gaming revenues are critically dependent on the amount of cash available within a gaming establishment. Without cash access services, gaming revenues would be limited by the amount of cash that patrons bring to gaming establishments. Therefore, casino operators increasingly realize the importance of offering gaming patrons the ability to access different sources of funds while in the gaming establishment. Most gaming establishments outsource their cash access services to third-party providers because providing these services is not a core competency of gaming establishment operators. We believe that cash access service providers that offer more efficient means for patrons to access cash will result in more revenue for gaming operators.

Migration from Cash to Electronic Forms of Payment

      We believe that the proliferation of card-based payment instruments in retail environments has led to a general reduction in the amount of cash that patrons bring to gaming establishments. Electronic payments, including credit card and debit card transactions, are rapidly displacing cash and checks, the traditional forms of payment. According to the Federal Reserve, in 2003, the number of electronic payment transactions in the United States, which includes ATM cash withdrawals, exceeded the number of checks paid, for the first time. If current growth rates are sustained, the Federal Reserve projects that credit cards and debit cards will both surpass checks in terms of total annual transactions in 2007. We expect that this growth in electronic payment transactions will impact the growth in the number of transactions that we process.

      Debit card transactions are expected to be the most important growth driver in the United States for electronic payments for the next several years. For the five years ended in 2003, total United States debit purchase volume grew at a 28.6% compound annual growth rate, from $167 billion to $589 billion, according to The Nilson Report, a publication specializing in worldwide consumer payment systems. By 2008, debit purchase volume in the United States is expected to reach $1.2 trillion, representing a 15.9% compound annual growth rate from 2003. As a result, we believe that our POS debit card transaction volume will grow at a faster rate than our credit card cash advance volume.

      Credit card usage has also grown at significant rates, particularly in international markets. For example, according to The Nilson Report, credit card purchase volume increased 15.3% in Europe in 2003 compared to 2002, versus 7.8% in the United States. Regions such as Asia, Russia and Eastern Europe are experiencing rapid growth in the usage of card-based payments. In China, according to The Nilson Report, VISA and MasterCard purchase volume increased 34% from 2002 to 2003, from $6.8 billion to $9.1 billion.

      One of the most rapidly changing parts of the payments system is the ATM industry. Growth in ATM installations in the United States was 9.3% per year from 1983 to 1995 but accelerated to an annual pace of 15.5% from 1996 to 2002. Much of the acceleration is the result of the placement of ATMs in locations other than bank premises. These off-premise ATMs accounted for only 26% of total ATMs in the United States in 1994, while more than 62% of ATMs were located off bank premises by 2002.

Innovation of Cash Access Products and Related Services

      We believe that gaming establishments will demand new or enhanced products and services that increase the amount of cash available to gaming patrons and continue to reduce transaction times and cashier labor costs. Aggregating diverse financial services onto a single integrated hardware and software platform, employing emerging technologies such as biometric facial recognition and cashless gaming, and providing secure remote access to patron and transaction information via the Internet are examples of enhanced features of cash access products.

Demand for Effective Patron Marketing

      Gaming establishments target profitable, repeat customers and increasingly rely on the aggregation and analysis of patron data to develop, implement and refine patron marketing strategies that increase loyalty and revenues. The ability to obtain and analyze patron data across several different gaming establishments is a powerful tool in attracting and retaining patrons. Since marketing is one of a gaming establishment’s largest cost items, we believe that our customers will find our proprietary patron transaction database increasingly valuable as they try to attract new patrons and to retain valued patrons.

Competitive Strengths

      Industry leader. We are the leading provider of cash access products and related services to the gaming industry in the United States, the United Kingdom, Canada and the Caribbean. We have a leading market share, providing our cash access products and services at approximately 960 gaming establishments worldwide. We have exclusive, global and long-term contracts to provide cash access products or related services to seven of the top ten gaming operators in the United States and three of the top four gaming operators in the United Kingdom, based on 2004 revenues. We believe that our status as the incumbent provider of cash access products and related services to our current customers and the duration of our relationships with those customers will help us sustain our leading industry position. Our sole focus on the gaming industry and the breadth of our relationships provide us with greater insight into trends and developments in the marketplace and more resources to invest in product development and sales and marketing than other providers. We believe we have the industry leading brand among gaming establishments for cash access products and services and a reputation for quality, reliability, innovation and customer service.

      Best-in-class products and services. We believe that we offer the most innovative, reliable, comprehensive and integrated cash access products and services. Based upon information obtained from some of our customers that have switched from our competitors’ products and services to our products and services, we believe that our cash access products and services result in substantially more cash being disbursed within gaming establishments.

      Innovative. We use our knowledge of electronic payment transactions and the gaming industry to continually improve our existing products and services and to develop new ones. Examples of our industry innovation include our patented “3-in-1 rollover” functionality, the QuikCash Plus (QCP) Web product, and our next generation of cashless gaming products.

      Reliable. We believe that we offer gaming establishments superior reliability for two principal reasons. First, our real-time device monitoring capabilities allow us to respond to maintenance issues as soon as they occur. Second, two fault-tolerant processing centers support our transaction processing operations, which provided an average monthly network uptime of 99.9% in 2004. Our infrastructure and systems are designed to meet the unique needs of the gaming industry, such as settlement procedures and the timing of maintenance.

      Comprehensive and Integrated. We offer gaming establishments a comprehensive and integrated suite of cash access, information and cashless gaming products and services. All of our top ten gaming establishment customers use three or more of our products and services. Our proprietary QCP Web transaction processing system integrates the processing of credit card cash advances, POS debit card transactions, check verification and warranty services, money transfer, and Central Credit services online through a single terminal. QCP Web reduces operating complexity in the cashier operations, reduces transaction times and saves space by eliminating multiple pieces of hardware.

      Proprietary patron information. Our proprietary databases contain credit histories and patron transaction data generated across multiple gaming establishments over time. Central Credit is the leading credit reporting agency of the gaming industry and is the de facto industry standard credit bureau for gaming establishments to improve their credit decision-making. Central Credit contains decades of gaming patron credit history and transaction data on millions of patrons. Our proprietary patron transaction database contains information about patron cash access activity and allows gaming establishments to more effectively target their marketing efforts. The combination of these databases enable us to develop unique products and services based on these databases.

      Exclusive strategic alliances. We have partnered with gaming industry leaders on an exclusive basis to develop, market and provide innovative products to our customers and expand our customer base. We have QuikPlay, which is our joint venture with IGT, a leading manufacturer of slot machines and other electronic gaming devices, and strategic alliances with NRT and Western Money Systems, leading providers of cash handling services for slot ticket and player point redemption kiosks. Under our agreement with IGT, IGT is prohibited from competing with QuikPlay in its business of developing and marketing products allowing patrons to access cash with a debit card directly at gaming machines. Under our agreements with NRT and Western Money Systems, they are prohibited from combining their cash handling services with cash access services of other providers. We enjoy the benefit of our alliance partners’ existing installed bases, reputations and relationships with gaming establishments.

Business Strategy

      Generate additional revenue from existing customers. We intend to generate additional revenue from our customers by taking advantage of growth in their businesses and broadening our existing relationships by providing additional products and services. We provide our cash access products and services pursuant to exclusive, global and long-term contracts and we have a strong track record of retaining our existing customers. Our revenues grow as the number of transactions and dollar volume per transaction increases, which is driven by the underlying growth of the gaming industry, the need for access to cash within a gaming establishment and the migration from cash to electronic forms of payment. As our customers acquire, build or assume the management of new gaming establishments, our revenues also grow because our contracts generally provide us with the right to provide cash access services at those new establishments. We also seek to provide our customers with additional products and services, such as those that enhance their patron marketing activities. We believe that our best-in-class products and services and reputation as an industry leader enable us to generate growth from our existing customer base.

      Expand our customer base in existing markets. We seek to enter into contracts with new customers when our competitors’ contracts expire or when new participants enter our existing markets. We currently have little or no business with a number of national and regional gaming establishment operators, and we believe that we are well positioned to compete for that business. In addition, the opening of new gaming establishments in existing markets provides meaningful opportunities for new customer acquisition. We believe that the breadth and quality of our products and services provides us with a significant competitive advantage.

      Enter new markets. We plan on growing our business by further expanding our geographic presence in the United States and internationally. Legislation permitting or expanding gaming has been proposed or passed in a number of jurisdictions both in the United States and internationally. We believe that many of our existing customers will participate in this expansion by opening new establishments in these jurisdictions, and our contracts typically provide that we will have the right to provide cash access services at these new establishments. We believe that our market leadership will allow us to capitalize upon this expansion even in the absence of existing contractual relationships.

      Continue to innovate. We seek to provide more efficient access to cash at gaming establishments. Toward that end, we will continue to enhance the features of our existing products and services as well as develop additional products and services using new technologies. For example, our exclusive strategic alliance with NRT takes advantage of the emerging demand for redemption devices driven by the proliferation of “ticket-in-ticket-out” slot machines. We are currently focused on developing patron marketing services that take advantage of our proprietary patron transaction database, and we are also developing cashless gaming products. We are also exploring the possibility of launching a private label credit card to further broaden our suite of products and services. These initiatives highlight our position as a leading innovator in the industry.

Our Business

      Our cash access products and services enable three primary types of electronic payment transactions: ATM cash withdrawals, credit card cash advances and POS debit card transactions. Patrons can complete any of these three transactions at any one of 851 Casino Cash Plus 3-in-1 ATM machines, 298 ACMs and thirty-seven 3-in-1 Enabled QuickJack Plus devices. We own nearly all of these devices. In addition, patrons can complete credit card cash advances and POS debit card transactions at any one of more than 3,100 QuikCash kiosks, all of which we own. We also provide check verification and warranty services to gaming establishments that cash patron checks. See Note 12 to our consolidated financial statements beginning on page F-26 of this prospectus for a presentation of our results of operations and total assets by business segment.

ATM Cash Withdrawals

      ATM cash withdrawal transactions represent the largest category of electronic payment transactions that we process, as measured by dollar and transaction volume. In an ATM cash withdrawal, a patron directly withdraws funds from his or her bank account by swiping an ATM card through either our Casino Cash Plus 3-in-1 ATM or ACM machines. Our processor then routes the transaction request through an electronic funds transfer, or EFT, network to the patron’s bank. Depending upon a number of factors, including the patron’s account balance and daily withdrawal limit (which is usually $300 to $500 during a 24-hour period delineated by the patron’s bank), the bank will either decline or authorize the transaction. If the transaction is authorized, then the ATM or ACM machine dispenses the cash to the customer. The patron’s bank account is debited by the amount of cash disbursed plus a surcharge that we assess the patron for the use of our machine, which is currently a fixed dollar amount and not a percentage of the transaction size. In most circumstances we share a portion of this surcharge with our gaming establishment customer for the right to operate on its premises. We also receive a fee called reverse interchange from the patron’s bank for accommodating the bank’s customer.

      The following hypothetical ATM cash withdrawal transaction and diagram are intended to illustrate the manner in which surcharges are distributed and are not intended to represent the actual dollar amounts that we will receive or pay in every circumstance. The actual cardholder surcharge, commission, processing expenses and reverse interchange that we receive or pay may vary with each transaction. Assuming a $100.00 ATM cash withdrawal with a $2.50 cardholder surcharge, $102.50 would be debited from the patron’s bank account. The patron would receive $100.00 in cash disbursed at the machine. We would receive $2.50 in surcharge, and we would also receive reverse interchange from the patron’s bank, which is assumed to be $0.50 for purposes of this illustration. Our revenue from the transaction would be $3.00. From this amount, we incur cost of revenues and expenses. Our largest cost of revenues is commissions to the gaming establishment, which is assumed to be 80% of the surcharge, or $2.00, for purposes of this illustration. After payment of all other costs and expenses, including but not limited to processing expenses, salaries and benefits, maintenance, telecommunications, taxes, interest expense and other costs and expenses, the remaining amount is our profit.

ATM cash withdrawal — patron receives $100

Credit Card Cash Advances and POS Debit Card Transactions

      Patrons can also obtain credit card cash advances and POS debit card transactions using our Casino Cash Plus 3-in-1 ATMs or ACM machines as well as at our QuikCash kiosks. A patron’s credit card cash advance limit is set by the card issuing bank based on the patron’s credit profile. These limits vary significantly and can be larger or smaller than the POS debit limit. A credit card cash advance transaction obligates the patron to repay the issuing bank over time on terms that are preset by the cardholder agreement. A patron’s POS debit card allows him or her to make cash withdrawals at the point of sale in an amount equal to the lesser of the amount of funds in their account or a daily limit that is generally five to ten times as large as their daily ATM limit. A POS debit card transaction automatically reduces the balance in the patron’s account.

      When a patron requests a credit card cash advance or POS debit card transaction, our processor routes the transaction request through one of the card association (e.g., VISA or MasterCard) or EFT networks (e.g., Star, Interlink or Maestro) to the issuing bank. Depending upon several factors such as the available credit or bank account balance, the transaction is either authorized or declined by the issuing bank, and the patron’s bank account is debited or credit balance is increased by an amount equal to the funds requested, plus a service fee that we charge the patron, which is a percentage of the transaction size. If the transaction is authorized, our machines inform the patron that the transaction has been approved. If the transaction involves one of the card associations that has permitted us to complete transactions at an ACM, cash is dispensed. Otherwise, our machines instruct the patron to proceed to the casino cashier to complete the transaction, because credit card cash advances and POS debit card transactions involving other card associations must currently be completed in face-to-face environments or a unique signature must be received in order to comply with rules of those card associations. Once at the cashier, the patron signs a money order check made payable to the casino in an amount equal to the face amount and receives the face amount in cash. We remit the face amount to our money order provider and retain the fee. The gaming establishment deposits the money order in its own bank, and after a period of two to three days, the money order is presented to our money order provider for payment. As in the case of ATM withdrawals, we pay the gaming establishment a portion of the service fee as a commission for the right to operate on their premises, although this payment as percentage of the fee is generally smaller for credit card cash advances and POS debit card transactions than for ATM withdrawals. In addition, we are obligated to pay interchange fees to the issuing bank and processing costs related to the electronic payment transaction.

      The following hypothetical credit card cash advance transaction and diagram are intended to illustrate the manner in which service fees are distributed and are not intended to represent the actual dollar amounts that we will receive or pay in every circumstance. The actual service fee, card association fees and interchange, commission and processing expenses that we receive or pay may vary with each transaction. Assuming a $100.00 credit card cash advance with a $5.50 service fee, $105.50 would be added to the credit balance of the patron’s credit card. The patron would receive $100.00 in cash disbursed at the cashier. We would receive the $5.50 service fee, which we record as revenue. From this amount, we incur cost of revenues. Our largest cost of revenues is card association fees and interchange, assumed to be $2.10 for purposes of this illustration. We would also pay a commission to the gaming establishment, which is assumed to be $2.00 for purposes of this illustration. After payment of all other costs and expenses, including but not limited to processing expenses, salaries and benefits, maintenance, telecommunications, taxes, interest expense, interchange and other costs and expenses, the remaining amount is our profit.

Credit card cash advance — patron receives $100

      The following hypothetical POS debit card transaction and diagram are intended to illustrate the manner in which service fees are distributed in a transaction and are not intended to represent the actual dollar amounts that we will receive or pay in every circumstance. The actual service fee, commission, card association fees and interchange and processing expenses that we receive or pay may vary with each transaction. Assuming a $100.00 POS debit card transaction with a $3.50 service fee, $103.50 would be debited from the patron’s bank account. The patron would receive $100.00 in cash disbursed at the cashier. We would receive the $3.50 service fee, which we would record as revenue. From this amount, we incur cost of revenues, including a commission to the gaming establishment, which is assumed to be $0.60 for purposes of this illustration; and card association fees and interchange, which are assumed to be $0.50 for purposes of this illustration. After payment of all other costs and expenses, including but not limited to processing expenses, salaries and benefits, maintenance, telecommunications, taxes, interest expense, interchange and other costs and expenses, the remaining amount is our profit.

POS debit card transaction — patron receives $100

Check Verification and Warranty Services

      Although the usage of checks relative to other forms of payment is declining, a significant number of patrons still cash checks at gaming establishments to fund their gaming play. When a patron presents a check at the cashier, the gaming establishment can accept or deny the transaction based on its own customer information and at its own risk; it can obtain third-party verification information about the check writer and the check to manage its risk; or it can obtain a warranty on payment of the check which entitles the gaming establishment to reimbursement of the full face amount of the check if it is dishonored.

      There are a number of check verification services. Our Central Credit database, which is used primarily by gaming establishments to make credit issuing decisions, also has information on the check cashing history of many patrons. In general, we do not charge separately for this service on a per transaction basis, but rather charge a fixed monthly subscription fee.

      If a gaming establishment chooses to have a check warranted, it sends a request to a check warranty service provider, asking whether it will warrant the check. If the check warranty service provider warrants payment on the check, the gaming establishment is obligated to pay a fee. The gaming establishment then pays the patron the face amount and deposits the check. If the check is dishonored by the patron’s bank, the gaming establishment invokes the warranty, and the check warranty service provider purchases the check from the gaming establishment for the face amount and then pursues collection activities on its own.

      TeleCheck is currently our primary check warranty service provider. Under our agreement with TeleCheck, we receive all of TeleCheck’s check warranty revenue, less operating expenses and warranty expenses. Operating expenses are fixed at a percentage of TeleCheck’s check warranty revenues. Warranty expenses are defined as any amounts paid by TeleCheck to gaming establishments to purchase dishonored checks. Our agreement further provides that TeleCheck will pay us the actual collections realized within 120 days after a check is purchased, subject to the obligation to pay us a guaranteed minimum amount of dishonored checks. As described in more detail below, we are currently developing our own Central Credit check warranty service to augment or ultimately replace TeleCheck’s check warranty service.

Central Credit

      In addition to the three primary types of electronic payment transactions described above, gaming establishment patrons can access funds through credit extended by gaming establishments. Central Credit is the leading gaming patron credit bureau, which allows gaming establishments to improve their credit-making decisions. Our Central Credit database contains decades of gaming patron credit history and transaction data on millions of gaming patrons. Our gaming credit reports are comprised of information recorded from patron experiences at hundreds of gaming establishments. We can apply a gaming establishment’s credit rules or business logic to our gaming credit reports to provide our customers with a means of underwriting patron credit requests in advance of their arrival or upon demand in person. At a gaming establishment’s request, we can augment the information provided in our gaming credit reports with traditional credit reports or bank ratings through our relationships with consumer credit bureaus and bank reporting agencies. We charge our customers for Central Credit services on a monthly basis for either unlimited usage or a per transaction fee.

Other

      We also market money transfer services that allow patrons to receive money transfers at gaming establishments and provide information services that automate cashier operations and enhance patron marketing activities.

Our Products and Services

      Our customer solutions consist of cash access products and services, information services and cashless gaming products.

Cash Access		Cashless Gaming
Products and Services	Information Services	Products

• Casino Cash Plus 3-in-1 ATM • QuikCash • Automated Cashier Machine • Check verification and warranty • QuikCredit • Money transfers	• Central Credit • QuikCash Plus Web • QuikReports • QuikMarketing	• TODD • EDITH • 3-in-1 Enabled QuickJack Plus

Cash Access Products and Services

      We provide gaming establishments the ability to enable their patrons to access cash through a variety of products and services.

      Casino Cash Plus 3-in-1 ATM is an unmanned, cash-dispensing machine that offers patrons a quick way to access cash through ATM cash withdrawals, POS debit card transactions and credit card cash advances using our patented “3-in-1 rollover” functionality. Statistics show that approximately 30% of standard ATM transactions taking place in gaming properties are denied because of bad PIN numbers, exceeded limits, insufficient funds, and other miscellaneous reasons. Our patented “3-in-1 rollover” functionality, of which we are the exclusive licensee in the gaming industry, allows a gaming patron to easily convert an unsuccessful ATM cash withdrawal into a POS debit card transaction or a credit card cash advance. When a patron is denied a standard ATM transaction, our “3-in-1 rollover” functionality automatically provides the option of obtaining funds via a POS debit card transaction or a credit card cash advance. For authorized ATM transactions, the Casino Cash Plus 3-in-1 ATM dispenses cash to the patron. For successful POS debit card transactions and credit card cash advances, once the transaction is authorized, the Casino Cash Plus 3 in-1 ATM instructs the patron to proceed to the cashier who completes the transaction by verifying the patron’s identity, completing the money order in accordance with the rules of major card associations, and dispensing cash to the patron. By providing gaming patrons seamless access to three different transaction types, our “3-in-1 rollover” functionality provides casino patrons ease of access to their money and makes cash available to patrons for gaming within the gaming establishment. In addition to our own ATM machines, we have a strategic alliance with Hibernia National Bank pursuant to which we have incorporated our “3-in-1 rollover” functionality into Hibernia National Bank ATMs that are located in gaming establishments. As of March 31, 2005 we had incorporated our “3-in-1 rollover” functionality into 37 Hibernia National Bank ATMs that are located in gaming establishments.

      QuikCash is the brand name used for our stand-alone, non-ATM cash advance kiosks in the gaming industry. Our QuikCash kiosks are customer-activated, touch screen terminals that provide patrons with access to credit card cash advances and POS debit card transactions. Available in countertop, wall-mount, free-standing and handheld models, our QuikCash terminals can be installed or used virtually anywhere in a gaming establishment. For successful advances, once the transaction is authorized, the patron is instructed to proceed to the cashier who completes the transaction by verifying the patron’s identity, completing the money order in accordance with the rules of major card associations, and dispensing cash to the patron. Our terminals provide gaming patrons with fast, reliable, and easily accessible sources of cash close to the areas within the gaming establishment where gaming activity is conducted.

      Automated Cashier Machine (ACM) is an unmanned, cash-dispensing “virtual cashier” which was designed to provide casino patrons with credit card cash advances, POS debit card transactions and ATM cash withdrawals as well as check cashing services without the need to visit the cashier after the initial “registration transaction.” Our ACM devices provide gaming patrons the same seamless cash access features as our Casino Cash Plus 3-in-1 ATMs while allowing gaming establishments to reduce the dependency on casino personnel to complete transactions. Our ACMs use biometric facial recognition technology, as a surrogate for face-to-face interaction with the cashier, to verify the patron’s identity. By eliminating the cashier interaction requirement, our ACMs have the potential to reduce transaction times, to improve the customer experience and to reduce a gaming establishment’s cashier labor costs. ATM transactions, check cashing transactions and credit card cash advance and POS debit card transactions involving one of the major card associations can be completed at the ACM without the assistance of a cashier. The use of biometric facial recognition is not an accepted surrogate for face-to-face interaction by other major card associations, and this functionality is not currently in use on existing ACMs for those credit card cash advance or POS debit card transactions. We have been actively working with the card associations to achieve broader acceptance of biometric facial recognition as an approved transaction completion protocol. Some of our largest and most sophisticated customers have migrated to the ACM as the standard cash access platform in their gaming establishments.

      Check verification and warranty services allow gaming establishments to manage or eliminate risk on patron checks that they cash. A gaming establishment can query our Central Credit database to review the check cashing history of a casino patron before deciding whether to cash the patron’s check. If the gaming establishment wants additional protection against loss, it can seek a warranty on payment of the check. We have an exclusive relationship with TeleCheck to market its check warranty services to gaming establishments. As an alternative to TeleCheck’s check warranty service, we are currently developing our own Central Credit check warranty service that is based upon our Central Credit database, our proprietary patron transaction database, third-party risk analytics and actuarial assumptions. We are currently testing and refining our Central Credit check warranty service in a limited offering. If our risk models and actuarial assumptions prove to be effective in managing warranty exposure, we may augment or replace TeleCheck’s check warranty service with our Central Credit check warranty service.

      QuikCredit is a service through which we provide lines of credit to patrons in gaming establishments that choose not to offer in-house credit. Our QuikCredit service allows a gaming establishment to increase the amount of cash available within the gaming establishment without incurring credit risk. To use QuikCredit, a gaming patron deposits a check payable to us with the gaming establishment. The patron’s check is deposited under deferred presentment terms, meaning the check will not be presented for payment for a specified period of time. A gaming establishment using QuikCredit then seeks an authorization from us. We currently query both our Central Credit database and the TeleCheck database to assess the patron’s credit risk. If the check and check writer satisfy risk criteria and underwriting guidelines, we issue an authorization to the gaming establishment to endorse the check over to the gaming establishment and to dispense the patron’s funds. If any authorized check is subsequently dishonored, we purchase the check from the gaming establishment for its face amount, thereby eliminating any collection risk to the gaming establishment. The maximum line of credit we extend is $5,000 per patron and in 2004, the average line of credit extended was approximately $1,400.

      Money transfer services are provided through a contractual relationship with Western Union Financial Services, Inc., or Western Union. We are the worldwide exclusive marketer to the gaming industry of Western Union’s electronic and paper-based systems for receiving funds transfers at gaming establishments. Western Union Financial Services, Inc. contracts directly with gaming establishments and we receive a monthly payment based upon the number of transactions completed.

Information Services

      We market our information services to gaming establishments to improve credit decision-making, to automate cashier operations and to enhance patron marketing activities.

Improve Credit Decision-making

      Central Credit is the leading gaming patron credit bureau, which allows gaming establishments to improve their credit making decisions. Our Central Credit database contains decades of gaming patron credit history and transaction data on millions of gaming patrons. Our gaming credit reports are comprised of information recorded from patron experiences at hundreds of gaming establishments. We can apply a gaming establishment’s credit rules or business logic to our gaming credit reports to provide our customers with a means of underwriting patron credit requests in advance of their arrival or upon demand in person. At a gaming establishment’s request, we can augment the information provided in our gaming credit reports with traditional credit reports or bank ratings through our relationships with consumer credit bureaus and bank reporting agencies.

Automate Cashier Operations

      QuikCash Plus (QCP) Web is a proprietary browser-based, full service cash access transaction processing system for casino cashier operations which runs on a gaming establishment’s own computer hardware. Cashiers using QCP Web can process credit card cash advances, POS debit card transactions, check verification and warranty services, money transfer, and Central Credit services online through a single terminal. Without QCP Web, casino cage operators are required to access multiple systems running on disparate hardware and software platforms. QCP Web reduces cage operating complexity, improves transaction times, saves space by eliminating multiple pieces of hardware and reduces training requirements for cage operators resulting in lower operating costs for gaming establishments. QCP Web is delivered as an application service with a customizable user interface that allows gaming establishments to add additional workstations by simply connecting them to the application server. In addition, QCP Web assists gaming establishments in satisfying legal reporting requirements by notifying their designated compliance personnel of the need to generate and file required regulatory reports, such as CTRs and SARs.

Enhance Patron Marketing

      Using our proprietary patron transaction database, we provide patron marketing data to gaming establishments. Gaming establishment marketing professionals can use our patron data to develop, implement and to refine their customer loyalty programs. Since marketing, including providing complimentary goods and services, is one of a gaming establishment’s largest cost items, we believe that gaming establishments will find our patron marketing services increasingly helpful as they try to attract new patrons and to retain valued patrons. Because we have data on patron cash access activity across multiple gaming establishments, we are uniquely able to help an operator understand how much of a patron’s cash access activity, in aggregate, is being done in other gaming establishments in order to gauge the patron’s loyalty to the gaming establishment.

      QuikReports is a browser-based reporting tool that provides marketing professionals with real-time access to, and analysis of, information on patron cash access activity. We provide this information through a secure Internet connection at user-specified levels of detail ranging from aggregated summary information to individual cash access transactions. For example, an operator may use QuikReports to focus its marketing efforts on target patrons by generating a report of the patrons who accessed the greatest amounts of cash at the operator’s gaming establishment during a specified period, and comparing the amounts of cash accessed at the operator’s gaming establishments with the aggregate amounts of cash accessed at other gaming establishments that are part of our network. A gaming establishment may also use QuikReports to monitor or analyze the cash access activities of its patrons to determine peak periods, the relative popularity of various cash access methods, or the traffic volumes, at particular machines in particular locations.

      QuikMarketing. Through our QuikMarketing service, we query our proprietary patron transaction database of more than 14 million gaming patrons using criteria supplied by the gaming establishment. We then distribute gaming establishment-supplied marketing materials to patrons in our database that match target patron criteria supplied by the gaming establishment. In 2004, some of our largest customers utilized our QuikMarketing services to execute approximately 30 projects which sent out approximately 2.4 million pieces of mail. Our proprietary patron transaction database includes information that is captured from transactions we process in which personal information is available; ATM transactions are not included. As the applicable transaction volume increases, we continue to build existing patron profiles and add new patron profiles. During 2004, we added approximately 94,000 new patron profiles each month.

Cashless Gaming Products

      A recent trend in gaming has been the movement towards cashless gaming as a more efficient means for gaming operators to manage their slot machine operations. Cashless gaming, also known as “ticket-in-ticket-out,” reduces the amount of cash utilized in slot machines and consequently reduces casino labor needs by dispensing bar-coded tickets instead of cash for jackpots and cash-outs. To capitalize on the movement towards cashless gaming initiatives, we have developed, together with our strategic partners, products that facilitate an efficient means of accessing funds in a cashless gaming environment. Our cash access services are platform independent and our existing infrastructure has been designed to be adaptable to new platforms or operating environments.

      TODD “Ticket-Out Debit Device” is a cashless gaming product developed by QuikPlay, our joint venture with IGT, that allows slot machine patrons to access funds without leaving the machines they are playing. When a slot machine is equipped with TODD technology, a slot machine patron swipes his or her POS debit card and enters the PIN and the requested transaction amount on a terminal mounted on the slot machine. If the transaction is approved, the patron’s funds are either credited to the slot machine for play at that machine or a bar-coded ticket is printed that may be used at another ticket-enabled slot machine. TODD-enabled slot machines offer patrons convenience and reduce the amounts of cash carried by patrons. Our cashless slot technology also reduces the cash-handling burden of gaming establishments. Our TODD cashless gaming product has been approved for use in only one casino and cannot be used at any other location until we receive approval from the appropriate authorities.

      EDITH “Electronic Debit Interactive Terminal Housing” is a next-generation cashless gaming device developed by QuikPlay that allows gaming patrons to purchase slot machine tickets from a customer-activated kiosk. EDITH is functionally similar to TODD, but instead of being deployed at an individual slot machine, EDITH is a stand-alone unit that is placed at the end of one or more banks of slot machines. EDITH has not yet been approved for use at any gaming establishment.

      3-in-1 Enabled QuickJack Plus is a multi-function patron kiosk which incorporates our “3-in-1 rollover” functionality for cash access into self-service kiosks for slot ticket redemption services provided by NRT. When a patron presses the cash out button on a cashless slot machine, the patron receives the value of the winnings on a paper ticket dispensed from a printer embedded in the slot machine. The ticket can then be inserted into other slot machines or exchanged for cash at a QuickJack Plus kiosk. The availability of our cash access services on these slot ticket redemption devices provides us with additional points of contact with gaming patrons at locations that are closer to the slot machines than traditional cash access devices that are typically located on the periphery of the area within the gaming establishment where gaming activity is conducted. These additional points of contact provide gaming patrons with more opportunities to access their cash with less cashier involvement, thereby creating labor cost savings for gaming establishments. In addition, by incorporating our cash access services into QuickJack Plus, we enjoy the benefit of NRT’s existing relationships with gaming establishments and its sales and marketing efforts directed towards additional gaming establishments. We have the exclusive right to provide cash access services on self-service redemption devices serviced by NRT. We have a similar alliance with Western Money Systems, another provider of slot ticket and player point redemption kiosks, subject to completion of development and regulatory approval.

Customer Service

      We operate a customer service call center from our facility in Las Vegas, Nevada that is accessible 24 hours a day, 365 days a year. Our customer service representatives assist cashier personnel and gaming patrons in their use of our products and services. Through our use of third-party translation services, our customer service representatives can serve gaming establishment customers and patrons in approximately 150 different languages.

Intellectual Property

      We believe that the ability to introduce and respond to technological innovation in the gaming industry will be an increasingly important qualification for the future success of any provider of cash access services. Our continued competitiveness will depend on the pace of our product development; our patent, copyright, trademark and trade secret protection; and our relationships with customers. Our business development personnel work with gaming establishments, our joint venture partners, our strategic partners and the suppliers of the financial services upon which our cash access services rely to design and develop innovative cash access products and services and to identify potential new solutions for the delivery and distribution of cash in gaming establishments.

      Upon our acquisition of the patent covering our “3-in-1 rollover” functionality upon the completion of this offering, we will have two issued United States patents and four pending United States patent applications, two registered United States trademarks related to our ACM product, one registered United States trademark relating to our name and other trademarks, some of which are only registered in the United States and some of which are pending registration in the United States and in other countries. However, we rely principally on unregistered copyrights and trade secrets for protection of our intellectual property.

      Our ACMs use biometric facial recognition technology and our patented “3-in-1 rollover” functionality to provide credit card cash advances, POS debit card transactions, ATM cash withdrawals, check cashing and money transfer services at a single, unmanned machine. These technologies are key differentiating technologies from our competitors.

      Some of our systems, such as the software that implements our QCP Web and QuikReports products and the software that drives our ACM product, were developed by Infonox on the Web, a corporation that is under common control with M&C International, and are hosted and operated on an infrastructure platform that is owned by Infonox on the Web. We own all of the intellectual property developed by Infonox on the Web to implement our products and services on such infrastructure platform, and Infonox on the Web has granted us an exclusive license in the gaming industry to use its infrastructure platform to deliver our products and services to our customers.

Sales and Marketing

      We sell and market our products and services to gaming establishments primarily through the use of a direct sales force. The target customers of our direct sales force are gaming establishments in the United States, the United Kingdom, Canada and the Caribbean as well as gaming establishments in developing markets. These gaming establishments include traditional land-based casinos, gaming establishments operated on Native American lands, racinos, riverboats, cruise ships with gaming operations, pari-mutuel wagering facilities and card rooms. In 2002, 2003 and 2004, revenues from our operations in the United Kingdom, Canada and the Caribbean comprised 3.1%, 3.4% and 3.2%, respectively, of our revenues. In the three months ended March 31, 2005, revenues from operations and the United Kingdom, Canada and the Caribbean comprised 3.8% of our revenues.

      Our sales and marketing efforts are directed by 13 experienced senior sales executives located in various regions across the United States, each with business development responsibility for the gaming establishments in those regions. These senior sales executives target all levels of gaming establishment personnel, including senior executives, finance professionals, marketing staff and cashiers, and seek to educate them on the benefits of our cash access products and services.

      The senior sales executives are supported by 21 field account managers, who provide on site customer service to most of our customers in the United States. These field account managers reside in the vicinity of the specific gaming establishments that they support to ensure that they respond to the customer service needs of those gaming establishments.

      We also have joint sales efforts with a number of strategic partners, including NRT, Western Money Systems and Hibernia National Bank, which allow us to market our cash access services to gaming establishments through channels other than our direct sales force.

Competition

      We compete with third-party providers of cash access services, such as Game Financial Corporation, a subsidiary of Certegy Inc. operating as GameCash; Global Payments Inc. operating as Cash & Win; and Cash Systems, Inc. We compete with financial institutions, such as U.S. Bancorp and other regional and local banks that operate ATM machines on the premises of gaming establishments. In some cases, other third-party providers of cash access services and financial institutions have pre-existing relationships with potential customers that we must overcome to enter into contracts with new customers. Some of these other third-party providers and financial institutions have also established cooperative relationships with each other to expand their service offerings.

      We face potential competition from gaming establishments that may choose to operate their own in-house cash access systems rather than outsource to us. In the past, some gaming establishments have operated their own in-house cash access systems. Most gaming establishments, however, outsource their cash access service to third-party providers because providing these services is not a core competency of gaming establishment operators, and because gaming establishment operators are unable to achieve the same scale that can be obtained by third-party providers that deploy cash access services across multiple gaming establishments.

      We may in the future also face competition from traditional transaction processors, such as First Data Corporation, that may choose to enter the gaming patron cash access services market. In connection with our redemption of First Data Corporation’s interest in us, First Data Corporation agreed not to compete with us prior to March 10, 2007. This agreement not to compete, however, is limited to the United States and Canada and is subject to a number of exceptions. Given its familiarity with our business, operations and industry as a result of being our majority owner from inception until March 10, 2004, First Data Corporation could be a significant competitive threat upon the expiration of this covenant not to compete. In addition, we may in the future face potential competition from new entrants into the market for cash access products and related services. Some of these potential competitors may have a number of significant advantages over us, including greater name recognition and marketing power, longer operating histories, pre-existing relationships with current or potential customers and significantly greater financial, marketing and other resources and access to capital which allow them to respond more quickly to new or changing opportunities.

Regulation

      Various aspects of our business are subject to gaming regulation and financial services regulation. Depending on the nature of the noncompliance, our failure to comply with these regulations may result in the suspension or revocation of any license or registration at issue, as well as the imposition of civil fines and criminal penalties.

Gaming Regulation

      We are subject to a variety of gaming and other regulations in the jurisdictions in which we operate. As a general matter, we are regulated by gaming commissions or similar authorities at the state or tribal level, such as the New Jersey Casino Control Commission and New Jersey Division of Gaming Enforcement. In some jurisdictions, such as Nevada, we are considered a supplier of “associated equipment” and could be required by the regulatory authorities, in their discretion, to file a license application. In such event, any of our officers, directors or beneficial owners of our securities could be required to apply for a license or a finding of suitability. To date, we have not been required to file such an application. Most of the jurisdictions in which we operate distinguish between gaming-related suppliers and vendors, such as manufacturers of slot machine or other gaming devices, and non-gaming suppliers and vendors, such as food and beverage purveyors, construction contractors and laundry and linen suppliers. In these jurisdictions, we are typically characterized as a non-gaming supplier or vendor and we must obtain a non-gaming supplier’s or vendor’s license, qualification or approval. The licensure, qualification and approval requirements and the regulations imposed on non-gaming suppliers and vendors are generally less stringent than for gaming-related suppliers and vendors, and as such, we are often subject to a lesser degree of regulation than our customers that directly engage in gaming activities. However, some of the jurisdictions in which we do business do not distinguish between gaming-related and non-gaming related suppliers and vendors and we are subject to the same stringent licensing, qualification or approval requirements and regulations that are imposed upon vendors and suppliers that would be characterized as gaming-related in other jurisdictions. Most state and many tribal gaming regulators require us to obtain and maintain a permit or license to provide our services to gaming establishments. The process of obtaining such permits or licenses often involves substantial disclosure of information about us, our officers, directors and beneficial owners of our securities, and involves a determination by the regulators as to our suitability as a supplier or vendor to gaming establishments.

      The expansion of our business or the introduction of new cash access products or services may result in us being characterized as a gaming-related supplier or vendor in jurisdictions in which we are now a non-gaming related supplier or vendor. Our EDITH and TODD cashless gaming products, for example, interact with a gaming establishment’s slot accounting system and operate in close physical proximity to slot machines, and are therefore much more closely connected to gaming activity than our other products and services that provide access to cash independent of any gaming equipment. These differences may result in a regulatory characterization of us as a gaming-related supplier or vendor, which would subject us to an increased regulatory burden which could include, but is not limited to: requiring the licensure or finding of suitability of any of our officers, directors, key employees or beneficial owners of our securities; the termination or disassociation with such officer, director, key employee or beneficial owner of our securities that fails to file an application or to obtain a license or finding of suitability; the submission of detailed financial and operating reports; submission of reports of material loans, leases and financing; and, requiring regulatory approval of some commercial transactions such as the transfer or pledge of equity interests in the company. These regulatory burdens are imposed upon gaming-related suppliers or vendors on an ongoing basis.

      Gaming regulatory authorities have broad discretion and can require any beneficial holder of our securities, regardless of the number of shares of common stock or amount of debt securities owned, to file an application, be investigated, and be subject to a determination of suitability. If the beneficial holder of our securities who must be found suitable is a corporation, partnership, or trust, such entity must submit detailed business and financial information including a list of its officers, directors, partners and beneficial owners. Further disclosure by those officer, directors, partners and beneficial owners may be required. Under some circumstances and in some jurisdictions, an institutional investor, as defined in the applicable gaming regulations, that acquires a specified amount of our securities may apply to the regulatory authority for a waiver of these licensure, qualification or finding of suitability requirements, provided the institutional investor holds the voting securities for investment purposes only. An institutional investor will not be deemed to hold voting securities for investment purposes unless the securities were acquired and are held in the ordinary course of its business.

      The changes in our ownership, management and corporate structure that resulted from the recapitalizations of our ownership in 2004 and our conversion from a limited liability company to a corporation in 2004, required us to notify many of the state and tribal gaming regulators under whose jurisdiction we operate. In many cases, those regulators have asked us for further information and explanation of those changes. To date, we have satisfied many of these inquiries, and are continuing to cooperate with those that are ongoing. Given the magnitude of the changes in our ownership that resulted from the recapitalizations, we were required to re-apply for new permits or licenses in some jurisdictions, but were not required to discontinue our operations during the period of re-application. We anticipate notifying many of the state and tribal gaming regulators under whose jurisdictions we operate of this offering of our common stock, which we expect may require further disclosures or re-applications for new permits or licenses, none of which we expect will require us to discontinue our operations in any such jurisdictions. In some jurisdictions we are in the process of obtaining licenses and have yet to receive final approval of such licenses from the applicable regulatory authority. In these jurisdictions, we operate under temporary licenses or without a license. We may not be issued a license in these jurisdictions.

Financial Services Regulation

      Anti-Money Laundering. The USA PATRIOT Act of 2001 and its implementing federal regulations require us to establish and maintain an anti-money laundering program. Our anti-money laundering program includes: (1) internal policies, procedures, and controls designated to identify and report money laundering; (2) a designated compliance officer; (3) an ongoing employee training program; and (4) an independent audit function to test the program.

      In addition, the cash access services that we provide are subject to recordkeeping and reporting obligations under the Bank Secrecy Act. Our gaming establishment customers, in situations where our cash access services are provided through gaming establishment cashier personnel, and we, in situations where we provide our cash access services directly to patrons through satellite cashiers or booths that we staff and operate, are required to file a SAR with the U.S. Treasury Department’s Financial Crimes Enforcement Network of any suspicious transaction relevant to a possible violation of law or regulation. To be reportable, the transaction must meet criteria that are designed to identify the hiding or disguising of funds derived from illegal activities. Our gaming establishment customers, in situations where our cash access services are provided through gaming establishment cashier personnel, and we, in situations where we provide our cash access services directly to patrons through satellite cages or booths that we staff and operate, are required to file a CTR of each deposit, withdrawal, exchange of currency or other payment or transfer by, through, or to us which involves a transaction in currency of more than $10,000 in a single day. Our computer systems automatically identify transactions that give rise to reporting obligations. When we issue or sell drafts for currency in amounts between $3,000 and $10,000, we maintain a record of information about the purchaser, such as the purchaser’s address, Social Security Number and date of birth. Finally, we maintain a record of each extension of credit by us in an amount in excess of $10,000, including the name and address of the person to whom the extension of credit is made, the amount, the nature and purpose of the credit, and the date of the loan.

      Following the events of September 11, 2001, the United States and other governments have imposed and are considering a variety of new regulations focused on the detection and prevention of money laundering and money transmitting to or from terrorists and other criminals. Compliance with these new regulations may impact our business operations or increase our costs.

      Fund Transfers. Our POS debit card transactions and ATM services are subject to the Electronic Fund Transfer Act, which provides gaming patrons with rights including with respect to disputes relating to unauthorized charges, charges that list the wrong date or amount, charges for goods and services that are not accepted or delivered as agreed, math errors and charges for which a cardholder asks for an explanation or written proof of transaction along with a claimed error or request for clarification. We have implemented the necessary policies and procedures in order to comply with the regulatory requirements for fund transfers.

      Credit Reporting. Our Central Credit gaming patron credit bureau services are subject to the Fair Credit Reporting Act and the Fair and Accurate Credit Transactions Act of 2003, which provide patrons rights to access their Central Credit files, dispute information contained in their Central Credit files and add brief statements to their Central Credit files in the event disputes are not resolved by our investigation. We continue to implement policies and procedures as well as adapt our business practices in order to comply with these laws and regulations. In addition to federal regulation, our Central Credit gaming patron credit bureau services are subject to the state credit reporting regulations which impose similar requirements to the Fair Credit Reporting Act and the Fair and Accurate Credit Transactions Act of 2003.

      Debt Collection. Although we currently outsource all debt collection efforts to a third party, we may engage in debt collection efforts for credit extended using our QuikCredit service and we may engage in efforts to collect on dishonored checks purchased by Central Credit pursuant to our check warranty services and chargeback. All such collection practices are subject to the Fair Debt Collections Practices Act, which generally prohibits unfair, deceptive or abusive debt collection practices, as well as consumer-debt-collection laws and regulation adopted by the various states.

      Privacy Regulations. Our collection of information from patrons who use our cash access services is subject to the financial information privacy protection provisions of the Gramm-Leach-Bliley Act and its implementing federal regulations. We gather, as permitted by law, non-public, personally-identifiable financial information from patrons who use our cash access services, such as names, addresses, telephone numbers, bank and credit card account numbers, Social Security numbers and income, credit histories and transaction information. The Gramm-Leach-Bliley Act requires us to safeguard and protect the privacy of such non-public personal information. Also, the Gramm-Leach-Bliley Act requires us to make disclosures to patrons regarding our privacy and information sharing policies and give patrons the opportunity to prevent us from releasing information about them to unaffiliated third parties in situations. In this regard, we provide patrons with a privacy notice, an opportunity to review our privacy policy, and an opportunity to opt out of specified types of disclosures. In addition to the federal Gramm-Leach-Bliley Act privacy regulations we are subject to state privacy regulations. State privacy regulations impose more stringent limitations on access and use of personal information. We continue to implement policies and programs as well as adapt our business practices in order to comply with state specific privacy laws and regulations.

      ATM Operations. Our ATM services are subject to applicable state banking regulations in each jurisdiction in which we operate ATMs. These regulations require, among other things, that we register with the state banking regulators as an operator of ATMs, that we provide gaming patrons with notices of the transaction fees assessed upon use of our ATMs, that our transaction fees do not exceed designated maximums, that we offer gaming patrons a means of resolving disputes with us, and that we comply with prescribed safety and security requirements.

      Check Cashing. In jurisdictions in which we serve as a check casher or agree to defer deposit of gaming patrons’ checks under our QuikCredit services, we are subject to the state licensing requirements and regulations governing check cashing activities. Generally, these regulations require us to obtain a license from the state’s banking regulators to operate as a check casher. Some states also impose restrictions on this activity such as restrictions on the amounts of service fees that may be imposed on the cashing of certain types of checks, requirements as to records that must be kept with respect to dishonored checks, and requirements as to the contents of receipts that must be delivered to gaming patrons at the time a check is cashed.

      Lending. In those states in which we are deemed to operate as a short-term consumer or payday lender as a result of our QuikCredit services, we are subject to the various state regulations governing the terms of the loans. Typically, the state regulations limit the amount that a lender or service provider may lend or provide and, in some cases, the number of loans or transactions that a lender or service provider may make to any customer at one time, restrict the amount of finance or service charges or fees that the lender or service provider may assess in connection with any loan or transaction. The lender or service provider must also comply with various consumer disclosure requirements, which are typically similar or equivalent to the Federal Truth in Lending Act and corresponding federal regulations, in connection with the loans or transactions.

      Network and Card Association Regulation. In addition to the governmental regulation described above, some of our services are also subject to rules promulgated by various payment networks, EFT networks and card associations.

Other Regulation

      When contracting with tribal owned or controlled gaming establishments, we become subject to tribal laws and regulations that may differ materially from the non-tribal laws and regulations under which we generally operate. In addition to tribal gaming regulations that may require us to provide disclosures or obtain licenses or permits to conduct our business on tribal lands, we may also become subject to tribal laws that govern our contracts. These tribal governing laws may not provide us with processes, procedures and remedies that enable us to enforce our rights as effectively and advantageously as the processes, procedures and remedies that would be afforded to us under non-tribal laws, or to enforce our rights at all, and may expose us to an increased risk of contract repudiation as compared to that inherent in dealing with non-tribal customers. Many tribal laws permit redress to a tribal adjudicatory body to resolve disputes; however, such redress is largely untested in our experience. We may be precluded from enforcing our rights against a tribal body under the legal doctrine of sovereign immunity.

      We are also subject to a variety of gaming and other laws and regulations in the United Kingdom, Canada and the Caribbean, and we expect to become subject to gaming and other laws in the jurisdictions into which we expand our operations. Our expansion into new markets is dependent upon the adoption of enabling legislation in new jurisdictions and our ability to comply with the regulatory regimes adopted by such jurisdictions.

      As we develop new services and new products, we may become subject to additional federal and state regulations. For example, in the event that we form or acquire a bank or industrial loan company, we would become subject to a number of additional banking and financial institution regulations, which may including the Bank Holding Company Act. These additional regulations could substantially restrict the nature of the business in which we may engage and the nature of the businesses in which we may invest. In addition, changes in current laws or regulations and future laws or regulations may restrict our ability to continue our current methods or operation or expand our operations and may have material adverse effect on our business, results of operations and financial condition.

Facilities

      Our headquarters are located in a leased facility in Las Vegas, Nevada and consist of approximately 40,000 square feet of office space which is under a lease through May 2011. We operate a remote sales office in approximately 800 square feet of office space in Atlantic City, New Jersey under a lease through August 14, 2005. We also lease approximately 1,262 square feet of space in Reno, Nevada under a lease through July 31, 2005, which houses computer systems and equipment that constitute our backup data center. We may seek to relocate our Reno facility upon the expiration of that lease. We believe that these facilities are adequate for our business as presently conducted and provide necessary redundancy for disaster recovery purposes.

Employees

      As of March 31, 2005, we had approximately 280 employees. We are not subject to any collective bargaining agreement and have never been subject to a work stoppage. We believe that we have maintained good relationships with our employees.

Legal Proceedings

      On October 22, 2004, we and USA Payments, as co-plaintiffs, filed a complaint in United States District Court, District of Nevada against U.S. Bancorp d/b/a U.S. Bank, Certegy Inc., Certegy Check Services, Inc., Game Financial Corporation and GameCash, Inc. alleging the infringement of the patented “3-in-1 rollover” functionality. In this litigation, we are seeking an injunction against future infringement of the patent and recovery of damages as a result of past infringement of the patent. In its response, the defendants have denied infringement and have asserted patent invalidity. In addition, the defendants have asserted various antitrust and unfair competition counterclaims.

      We are threatened with or named as a defendant in various lawsuits in the ordinary course of business, such as personal injury claims and employment-related claims.

      It is not possible to determine the ultimate disposition of these matters; however, we are of the opinion that the final resolution of any such threatened or pending litigation, individually or in the aggregate, is not likely to have a material adverse effect on our business, cash flow, results of operations or financial position.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth information as to persons who are expected to serve as our directors and executive officers upon consummation of this offering, together with their positions and ages as of March 31, 2005. Executive officers are appointed by and serve at the pleasure of our board of directors.

Name	Age	Position

Karim Maskatiya	52	Co-Founder, Co-Chairman and Director
Robert Cucinotta	44	Co-Founder and Director
Kirk Sanford	38	President, Chief Executive Officer and Director
Harry C. Hagerty	44	Executive Vice President and Chief Financial Officer
Diran Kludjian	48	Executive Vice President of North American and International Sales
Kurt Sullivan	53	Executive Vice President
Thomas Sears	46	Executive Vice President of Business Development
Walter G. Kortschak	46	Co-Chairman and Director
Charles J. Fitzgerald	38	Director
E. Miles Kilburn	42	Director
William H. Harris	49	Director

      Set forth below is a brief description of the business experience of the persons who are expected to serve as our directors and executive officers upon consummation of this offering:

      Karim Maskatiya is a co-founder and co-chairman of the company and has served as a member of the board of directors designated by M&C International since our incorporation pursuant to the stockholders agreement that was entered into among our stockholders prior to this offering. Mr. Maskatiya is also President and Chairman of M&C International. From 1992 to present, Mr. Maskatiya has been a principal of USA Processing, Inc., an independent sales organization in the merchant processing industry. From 2001 to present, Mr. Maskatiya has been a principal of WD International, L.L.C., formerly known as Cornerstone Payment Systems, L.L.C., an independent sales organization in the merchant processing industry. Mr. Maskatiya is also President and Chairman of USA Payments, a payment processing company whose services we use, President of USA Payment Systems, a payment processing company whose services we use, and Chairman of Infonox on the Web, a technology research and development company whose services we use. Mr. Maskatiya has also been a real estate investor and developer in Northern California since 1978.

      Robert Cucinotta is a co-founder of the company and has served as a member of the board of directors designated by M&C International since our incorporation pursuant to the stockholders agreement that was entered into among our stockholders prior to this offering. Mr. Cucinotta is also Secretary of M&C International. From 1992 to present, Mr. Cucinotta has been a principal of USA Processing, Inc. From 2001 to present, Mr. Cucinotta has been a principal of WD International, L.L.C., formerly known as Cornerstone Payment Systems, L.L.C. Mr. Cucinotta is also Secretary of USA Payments, Secretary of Infonox on the Web and Secretary of USA Payment Systems. Mr. Cucinotta has been a real estate investor and developer in Northern California since 1983.

      Kirk Sanford has served as our President and Chief Executive Officer since 1999 and was a member of our management committee when we conducted our operations as a limited liability company from 1998 through May 2004. Mr. Sanford joined our board of directors in March 2005. Before serving as our Chief Executive Officer, Mr. Sanford was our Executive Vice President of Sales,

Marketing and Product Development from 1998 to 1999. Prior to joining the company, Mr. Sanford was the general manager of a joint venture between USA Processing, Inc. and BA Merchant Services, Inc. from 1995 to 1998, where he managed the operations, sales, marketing and product development of the joint venture. Prior to this position, Mr. Sanford was Executive Vice President of Sales for Universal Services Association, a start-up merchant payment services company.

      Harry C. Hagerty has served as our Executive Vice President and Chief Financial Officer since July 2004. Before joining our executive team, Mr. Hagerty was Executive Vice President and Chief Financial Officer of Caesars Entertainment, Inc. from March 2002 to May 2004. Prior to that, he was the Chief Operating Officer of Akula Software, Inc. from October 2001 to March 2002, and Chief Financial Officer from April 2001 to October 2001. From November 1999 to April 2001, he was President of Venator Corporate Advisors. Mr. Hagerty has also served as Managing Director, Investment Banking of BancBoston Robertson Stephens Inc. from March 1998 to November 1999, and Managing Director, Investment Banking of Deutsche Morgan Grenfell Inc. from January 1994 to March 1998.

      Diran Kludjian has served as our Executive Vice President of North American and International Sales since 1999. Prior to that he was Senior Vice President from November 1998 to 1999. Before joining our executive team, Mr. Kludjian spent five years with First Data Corporation, last serving as a vice president of the Chase Banking Alliance for the entertainment and travel sector. Mr. Kludjian also has 15 years of consumer product sales and marketing experience.

      Kurt Sullivan joined us in December 2000 and currently serves as an Executive Vice President where he directs the development and deployment of our QCP Web and ACM products and our QuikCredit and Central Credit check warranty service. Prior to joining us, Mr. Sullivan had 22 years of experience in the gaming industry, including 20 years with Circus Circus Enterprises, Inc. He served on the Board of Directors of Circus Circus Enterprises, Inc. and held several management positions, the most recent being senior vice president of operations and general manager. Mr. Sullivan has also worked for the MGM Grand Hotel & Casino and Park Place Entertainment Corporation.

      Thomas Sears has served as our Executive Vice President of Business Development since he joined the Company in March 2002. Prior to joining the company, Mr. Sears spent seven years at Park Place Entertainment as vice president of operations and vice president of interactive strategies. Prior to that, Mr. Sears spent nine years in operations at Harrah’s Entertainment, Inc., including positions in five different markets (Atlantic City, NJ, Reno, NV, Laughlin, CA, Las Vegas, NV and Vicksburg, MS). Mr. Sears began his career at Harrah’s Entertainment, Inc., which was then known as Holiday Inns, Inc., as a labor analyst in 1984 and eventually served as director of finance during the opening of the Vicksburg facility.

      Walter G. Kortschak has served as a member of the board of directors since our incorporation as a designee pursuant to the stockholders agreement that was entered into among our stockholders prior to this offering. Mr. Kortschak is a managing partner and managing member of various entities affiliated with Summit Partners, a private equity and venture capital firm, where he has been employed since June 1989. Prior to that, he was a Vice President at Crosspoint Venture Partners, a venture capital firm. Mr. Kortschak also serves as a director of AlphaSmart, Inc., a provider of technology solutions for the education market, Somera Communications, Inc., a telecommunications equipment company, the National Venture Capital Association and several privately held companies.

      Charles J. Fitzgerald has served as a member of the board of directors since our incorporation as a designee pursuant to the stockholders agreement that was entered into among our stockholders prior to this offering. Mr. Fitzgerald has been a partner and member of various entities affiliated with Summit Partners, a private equity and venture capital firm, since January 2005. Prior to that, he was a principal of Summit Partners from 2002 to 2004 and a vice president from 2001 to 2002. From 1998 to 2001, Mr. Fitzgerald was the chief executive officer of North Systems, Inc., a software vendor. Mr. Fitzgerald also serves as a director of WebSideStory, Inc., a provider of on-demand web analytics and several privately held companies.

      E. Miles Kilburn has served as a member of the board of directors since March 2005. Mr. Kilburn has been a private investor since June 2004. Prior to that, he was Executive Vice President and Chief Strategy Officer with Concord EFS, Inc. (which became a wholly-owned subsidiary of First Data Corporation in February 2004) from 2003 to 2004, and Senior Vice President of Business Strategy and Corporate Development from 2001 to 2003. Mr. Kilburn was Group Executive Vice President and Chief Financial Officer for Star Systems, Inc. from 1999 to 2001. He has also served as Senior Vice President and Chief Financial Officer for Primary Payment Systems, Inc., a majority-owned subsidiary of Star Systems, Inc., from 1997 to 1999. Mr. Kilburn also serves as a director of several privately held companies.

      William H. Harris has served as a member of the board of directors since April 2005. Mr. Harris has been a private investor in and chairman of numerous privately held companies since May 2000. Prior to that, he was Chief Executive Officer of PayPal, Inc. from October 1999 to May 2000. Prior to that, he served as an executive officer, including Chief Executive Officer for a period, of Intuit, Inc. from January 1995 to September 1999. Mr. Harris also serves as a director of Earthlink, Inc., an internet service provider, Macromedia, Inc., a software company; and numerous privately held companies.

Composition of Board of Directors

      Our board of directors currently consists of six members.

      Messrs. Maskatiya, Cucinotta, Kortschak, Fitzgerald, Kilburn, Sanford and Harris were appointed to the board pursuant to a stockholders agreement entered into among our stockholders prior to this offering. The parties to the stockholders agreement agreed to cause the election to the board of, among others, two representatives designated by M&C International (Messrs. Maskatiya and Cucinotta), two representatives designated by the holders of a majority of all shares of voting capital stock other than those held by M&C International (Messrs. Kortschak and Fitzgerald) and one individual that is neither an officer nor an employee of ours and that is approved by M&C International and the holders of a majority of all shares of voting capital stock other than those held by M&C International and Bank of America Corporation and that is an independent director under the relevant rules promulgated by the New York Stock Exchange (Mr. Kilburn). The stockholders agreement further provides for the election, in some circumstances, of up to two additional directors that are neither officers nor employees of ours. The first such additional director must be approved by M&C International and the holders of a majority of all shares of voting capital stock other than those held by M&C International and Bank of America Corporation. The second such additional director must be approved by M&C International, the holders of a majority of all shares of voting capital stock held by entities affiliated with Tudor Investment Corporation and the holders of a majority of all shares of voting capital stock other than those held by M&C International and Bank of America Corporation. The requisite stockholders have waived compliance with the provision of the stockholders agreement relating to the election of the first such additional director in favor of appointing Mr. Sanford to the board. This waiver is revocable at any time by the same vote of the requisite stockholders that was required to effect the waiver. The requisite stockholders elected Mr. Harris as the second such additional director. The relevant provisions of this stockholders agreement will expire upon the completion of this offering.

      Upon the completion of this offering we will have a board of directors comprised of our current seven directors. Each of Messrs. Kortschak, Fitzgerald, Kilburn and Harris will be independent directors under the relevant rules promulgated by the New York Stock Exchange. In accordance with the terms of our amended and restated certificate of incorporation and bylaws, the board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The members of the classes will be as follows:

•	Class I, whose term will expire at the annual meeting of the stockholders to be held in 2006, will be comprised of Messrs. Sanford, Kilburn and Harris;

•	Class II, whose term will expire at the annual meeting of the stockholders to be held in 2007, will be comprised of Messrs. Cucinotta and Fitzgerald; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2008, will be comprised of Messrs. Maskatiya and Kortschak.

      Our directors may be removed only for cause by the affirmative vote of the holders of a majority of our voting stock.

      Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. This classification of the board of directors may have the effect of delaying or preventing changes in the control or management of the company.

Committees of the Board of Directors

Audit Committee

      Our audit committee currently consists of Messrs. Kortschak and Fitzgerald, neither of whom is independent, as defined in Rule 10A-3 under the Exchange Act. Upon the consummation of this offering, Mr. Kilburn, who is independent, as defined in Rule 10A-3 under the Exchange Act, will join the audit committee and will be our audit committee financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002 and the applicable listing standards of the New York Stock Exchange. Also upon consummation of this offering, Mr. Harris, who is independent, as defined in Rule 10A-3 under the Exchange Act, will replace Mr. Fitzgerald as a member of the audit committee. Our audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. The audit committee has the responsibility for, among other things:

•	reviewing policies and procedures adopted by management regarding fair and accurate presentation of financial statements in accordance with generally accepted accounting principles and applicable rules and regulations of the SEC;

•	overseeing our accounting and financial reporting processes, overseeing audits of our financial statements and reviewing the company’s audited financial statements with management, including a review of major issues regarding accounting and auditing principles and practices, and evaluating the adequacy and effectiveness of internal controls that could significantly affect the company’s financial statements, as well as the adequacy and effectiveness of the company’s disclosure controls and procedures and management’s reports thereon;

•	reviewing and discussing reports from our independent auditor regarding: (a) all critical accounting policies and practices to be used by the company; (b) all alternative treatments of financial information within GAAP that have been discussed with management; and (c) other material written communications between our independent auditor and management;

•	reviewing major changes to the company’s auditing and accounting principles and practices as suggested by the our independent auditor, internal auditors or management, and reviewing the significant reports to management prepared by the company’s internal auditing department and management’s responses;

•	establishing procedures for: (a) the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters;

•	advising the board of directors with respect to the company’s policies and procedures regarding compliance with applicable laws and regulations; and

•	overseeing the work of the registered public accounting firm engaged in audit, review or attest services for the company, overseeing the appointment, compensation and retention of the registered public accounting firm, and overseeing and ensuring the independence of our independent auditor, and reviewing and pre-approving of all audit services and permissible non-audit services to be performed by our independent auditor.

Compensation Committee; Compensation Committee Interlocks and Insider Participation in Compensation Decisions

      We do not currently have a compensation committee. During the fiscal year ended December 31, 2004, Kirk Sanford, our Chief Executive Officer, and Harry Hagerty, our Chief Financial Officer, participated in deliberations of our board of directors concerning executive officer compensation. Upon the consummation of this offering, we will establish a compensation committee. We anticipate our compensation committee upon the consummation of this offering to consist of Messrs. Kortschak and Fitzgerald, each of whom will be independent under the relevant rules promulgated by the New York Stock Exchange. None of our executive officers will serve as a member of our compensation committee, and none of our executive officers will have served, or will be permitted to serve, on the compensation committee, or other committee serving a similar function, of any entity of which an executive officer is expected to serve as a member of our compensation committee. The compensation committee will have responsibility for, among other things:

•	assisting the board of directors in discharging its responsibilities relating to compensation of our directors and executive officers;

•	reviewing and approving goals and objectives for Chief Executive Officer compensation and recommending to the board of directors non-Chief Executive Officer compensation and incentive compensation plans and equity based plans that are subject to board of directors approval;

•	administering our incentive compensation plans and equity based plans, approving new equity compensation plan or material changes to an existing plan where stockholder approval has not been obtained, and approving awards as determined by the board of directors; and

•	ensuring corporate performance measures and goals are set and determining the extent that established goals have been achieved and any related compensation earned.

Nominating and Corporate Governance Committee

      Upon the consummation of this offering, we will establish a nominating and corporate governance committee. We anticipate our nominating and corporate governance committee upon the completion of this offering to consist of Messrs. Kortschak and Fitzgerald, each of whom is independent under the relevant rules promulgated by the New York Stock Exchange. The nominating and corporate governance committee will have responsibility for, among other things:

•	developing and recommending to the board of directors, and implementing a set of corporate governance principles and procedures;

•	developing and recommending to the board of directors, and implementing and monitoring compliance with, a code of business conduct and ethics for directors, officers and employees, and promptly disclosing and waivers for directors or executive officers;

•	assessing the adequacy of the code of business conduct and ethics and recommending any changes;

•	assisting the board of directors in assessing board of directors composition, selecting nominees for election to the board of directors consistent with criteria approved by the board of directors, and advising the board of directors on each committee of the board of directors regarding member qualifications, committee appointments and removals, committee structure and operations and committee reporting;

•	determining the compensation of members of the board and its committees;

•	advising the board of directors on candidates for executive offices, and advising the board of directors on candidates for the position of Chairman of the Board and Chief Executive Officer; and

•	establishing and monitoring a process of assessing the board of directors’ effectiveness and overseeing the evaluation of the board of directors and management.

Director Compensation

      Prior to March 2005, the members of our board of directors did not receive any compensation for serving on the board of directors or the board of directors of any of our subsidiaries. Commencing in March 2005, all directors who are not our employees or affiliated with any of our principal stockholders receive an annual fee of $20,000. In addition, each member of our audit committee, compensation committee and nominating and corporate governance committee that is independent, within the meaning of the applicable rules of the New York Stock Exchange, receives an additional annual fee of $5,000 and the chairman of our audit committee receives a further additional annual fee of $5,000. All annual fees are paid in quarterly installments. In addition, we grant to each director who is not an employee of ours or affiliated with any of our principal stockholders, upon the director’s initial appointment to the board, an option to purchase 100,000 shares of our common stock under our 2005 Stock Incentive Plan. The exercise price for these options is the fair market value of our common stock at the time of the grant of the stock options. For each grant, one eighth of the options will vest after six months of service as a director, and the remainder will vest ratably in equal monthly installments over the succeeding forty-two months; provided, however, that the options will vest in their entirety upon a change of control in us. The options have a term of ten years. The terms of options granted under our 2005 Stock Incentive Plan are described in more detail under “Management — 2005 Stock Incentive Plan.” Members of our board of directors do not receive any additional compensation for serving as directors of any of our subsidiaries.

Executive Compensation

      The following table sets forth information regarding compensation paid by us to our Chief Executive Officer and our four other highest-paid executive officers, as well as two former executive officers that would have been among our four highest-paid executive officers had they remained employed with us through the end of 2004:

Summary Compensation Table

					Long-Term
					Compensation
		Annual Compensation
					Securities
				Other Annual	Underlying	All Other
Name and Position	Year	Salary ($)	Bonus ($)	Compensation ($)(2)	Options (#)	Compensation ($)

Kirk Sanford	2004	$286,532	$150,000	$—	—	$9,662	(3)(4)
Chief Executive	2003	297,500	150,000	—	—	6,077	(3)
Officer(1)	2002	350,000	350,000	—	—	6,154	(3)
Harry Hagerty	2004	126,923	94,247	—	722,215	234	(4)
Chief Financial	2003	—	—	—	—	—
Officer(5)	2002	—	—	—	—	—
Diran Kludjian	2004	230,058	186,227	—	—	39,968	(3)(4)(7)
Executive Vice	2003	200,000	123,100	—	—	6,970	(3)
President of North	2002	150,000	190,781	—	—	6,277	(3)
American and International Sales(6)
Thomas Sears	2004	171,538	78,000	—	—	13,178	(3)(4)
Executive Vice	2003	199,750	37,500	—	—	8,000	(3)
President of Business Development(6)	2002	185,288	18,750	—	—	7,371	(3)
Kurt Sullivan	2004	174,186	34,000	—	—	10,934	(3)(4)
Executive Vice	2003	215,954	12,500	—	—	8,170	(3)
President	2002	240,000	12,500	—	—	8,000	(3)
Robert C. Fry(8)	2004	111,756	37,500	—	—	515,328	(3)(4)(9)
	2003	212,500	75,000	26,432	—	6,057	(3)
	2002	230,769	120,000	26,442	—	5,615	(3)
Pamela Shinkle(10)	2004	100,002	37,500	—	—	516,779	(3)(4)(9)
	2003	168,846	37,500	55,703	—	6,127	(3)
	2002	183,077	50,000	—	—	5,508	(3)

(1)	In 2004, our Chief Executive Officer received payments in the aggregate amount of approximately $17.3 million and $0.1 million from M&C International and USA Payments, respectively. In 2003 he received payments in aggregate amounts of $1.0 million and $0.1 million, respectively from these entities, and in 2002 he received payments in aggregate amounts of $0.6 million and $0.1 million, respectively, from these entities. A portion of these payments were attributable to Mr. Sanford’s prior approximately 1% ownership interest in M&C International, and a portion of these payments were to compensate him through payments from M&C International and USA Payments for advisory services that he performed for those entities. In 2005, M&C International transferred 575,213 shares of our capital stock to Mr. Sanford, issued a note in the principal amount of $7,572,696.21 payable to Mr. Sanford upon the consummation of this offering, and forgave a note from Mr. Sanford in the principal amount of $5,741,178 in consideration of his prior advisory services to M&C International. The terms of his prior advisory services arrangements with M&C International and USA Payments were solely economic, did not provide Mr. Sanford with any voting rights or rights to participate in the management of either entity, and did not provide Mr. Sanford with any rights to proceeds upon the liquidation of M&C International or USA Payments. M&C International redeemed in full Mr. Sanford’s ownership interest in M&C International in exchange for 283,239 shares of our capital stock and $437,717.82 in cash. Pursuant to his employment agreement, which shall become effective upon the consummation of this offering, Mr. Sanford has agreed not to perform services for or to receive any compensation or other remuneration from entities affiliated with Messrs. Maskatiya and Cucinotta, including M&C International and USA Payments, other than payments to Mr. Sanford upon the consummation of this offering pursuant to the promissory note described above.

(2)	Represents payout of accrued but unused vacation time.

(3)	Includes company-provided match payments under our 401(k) plan.

(4)	Includes reimbursement of out-of-pocket payments incurred by executives for health care.

(5)	Mr. Hagerty became our Chief Financial Officer in July 2004 with a base annual salary of $300,000 per year and eligibility for a bonus of $200,000 per year.

(6)	In 2004, Messrs. Kludjian and Sears received payments in the aggregate amount of $0.5 million and $0.1 million, respectively, from M&C International for advisory services that they performed for M&C International pursuant to informal arrangements with Messrs. Maskatiya and Cucinotta. Neither Mr. Kludjian nor Mr. Sears received any payments from M&C International in 2003 or 2002. These informal arrangements are terminable at any time at the will of Messrs. Maskatiya and Cucinotta or M&C International.

(7)	Includes reimbursement of relocation and moving costs incurred by Mr. Kludjian in connection with his relocation to the Las Vegas, Nevada metropolitan area.

(8)	Mr. Fry is our former Chief Financial Officer, whose employment terminated on May 28, 2004.

(9)	Represents the payment of $500,000 upon the termination of employment of the named executive as partial consideration for a covenant not to compete with us.

(10)	Ms. Shinkle is our former chief operating officer, whose employment terminated on May 28, 2004.

      The following table sets forth information regarding grants of stock options we granted during the year ended December 31, 2004 to the executive officers named in the Summary Compensation Table. We granted one option to purchase 722,215 shares of common stock during the year ended December 31, 2004, giving effect to a stock split consummated in January 2005. Potential realizable values are net of exercise price before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until expiration of the ten-year option term. These numbers are calculated based on requirements set forth in rules promulgated by the SEC and do not reflect our projection or estimate of future stock price appreciation.

Option Grants in Last Fiscal Year

		Percent of			Potential Realizable Value at
	Number of Shares	Total Options			Assumed Annual Rates of
	of Common Stock	Granted to	Exercise or		Stock Price Appreciation for
	Underlying	Employees in	Base Price		Option Term
	Options Granted	Fiscal Year	per Share	Expiration
Name	(#)	2004	($/Sh)	Date	5% ($)	10% ($)

Kirk Sanford	—	—	—	—	—	—
Harry Hagerty	722,215	100.00%	$8.046	9/1/2014	$3,656,287	$9,265,748
Diran Kludjian	—	—	—	—	—	—
Thomas Sears	—	—	—	—	—	—
Kurt Sullivan	—	—	—	—	—	—
Robert C. Fry	—	—	—	—	—	—
Pamela Shinkle	—	—	—	—	—	—

      The stock option set forth above will become exercisable for 25% of the shares subject to the option on July 12, 2005, which is the first anniversary of the commencement of Mr. Hagerty’s employment with us, and option will become exercisable for the remainder of the shares subject to the option in 36 successive equal monthly installments, subject to the continuation of Mr. Hagerty’s employment with us. Notwithstanding the foregoing schedule, the option will become exercisable on an accelerated basis in the event that we undergo specified types of corporate transactions or changes in control, such as an acquisition of us by a third party, or in the event that we terminate Mr. Hagerty’s employment without cause, as defined in Mr. Hagerty’s employment agreement, or Mr. Hagerty resigns for good reason, as defined in his employment agreement.

      The following table sets forth information regarding the number and value of securities underlying options held as of December 31, 2004, giving effect to a stock split consummated in January 2005, by the executive officers named in the Summary Compensation Table.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Number of Securities
			Underlying		Value of Unexercised
	Shares		Unexercised Options at		In-the-Money Options at
	Acquired		Fiscal Year-End (#)		Fiscal Year-End ($)
	on Exercise	Value
Name	(#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Kirk Sanford	—	—	—	—	—	—
Harry Hagerty	—	—	—	722,215	—	$4,289,957	(1)
Diran Kludjian	—	—	—	—	—	—
Thomas Sears	—	—	—	—	—	—
Kurt Sullivan	—	—	—	—	—	—
Robert C. Fry	—	—	—	—	—	—
Pamela Shinkle	—	—	—	—	—	—

(1)	Assumes a fair market value of $13.99 per share of our common stock as of December 31, 2004.

Employment Agreements

Sanford Employment Agreement

      As of March 22, 2005, we entered into an employment agreement, to become effective upon the consummation of this offering, with Kirk Sanford, our Chief Executive Officer, for a term of three years, at a base annual salary of $297,500 and eligibility for a discretionary bonus in an amount to be determined by our board of directors in its sole discretion. In addition, the employment agreement provides Mr. Sanford with a pro rated partial target bonus equal to two-thirds of his base salary for the year in which his employment is terminated and one year’s salary continuation and target bonus equal to two-thirds of his base salary in the event his employment is terminated without cause. Further, the employment agreement provides Mr. Sanford with severance payments in the aggregate amount of 2.99 times the sum of his most recent year’s base annual salary and a target bonus equal to two-thirds of such base salary in the event his employment is terminated without cause within 12 months after a change in control of us. Additionally, Mr. Sanford’s agreement provides for a tax “gross-up” in the event that he is subject to an excise tax in the event of any benefit he receives is deemed to constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code. Mr. Sanford’s severance benefits are conditioned upon him executing releases in favor of us. In addition, Mr. Sanford has agreed not to perform services for or to receive any compensation or other remuneration from entities affiliated with Messrs. Maskatiya and Cucinotta, including M&C International and USA Payments, other than payments to Mr. Sanford upon the consummation of this offering pursuant to the promissory note described in “Certain Relationships and Related Transactions — Entities Controlled by Karim Maskatiya and Robert Cucinotta.”

Hagerty Employment Agreement

      As of July 12, 2004, we entered into an employment agreement with Harry C. Hagerty, our Chief Financial Officer, for a term of three years, at a base annual salary of $300,000 and eligibility for a discretionary bonus of $200,000. In addition, the employment agreement provides Mr. Hagerty with a pro rated partial target bonus for the year in which his employment is terminated, one year’s salary continuation and target bonus, pro rated vesting of his stock option plus one year’s accelerated vesting of his stock option if his employment is terminated without cause prior to the first anniversary of his employment, and full accelerated vesting of his stock option in the event his employment is terminated without cause after the first anniversary of his employment. The employment agreement also provides for full accelerated vesting of his stock option upon the occurrence of specified events, including an acquisition of us or a change in control of us. Further, the employment agreement provides Mr. Hagerty with severance and noncompete payments in the aggregate amount of 2.99 times the sum of his most recent year’s base annual salary plus a target bonus equal to two-thirds of such base salary in the event his employment is terminated without cause within 12 months after a change in control of us. Additionally, Mr. Hagerty’s agreement provides for a tax “gross-up” in the event that he is subject to an excise tax in the event of any benefit he receives is deemed to constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code. Mr. Hagerty’s severance benefits are conditioned upon him executing releases in favor of us. Mr. Hagerty’s employment agreement also contains a noncompetition covenant lasting for two years after termination of his employment and a nonsolicitation covenant lasting for one year after termination of his employment.

      We do not have employment agreements with any of our other executive officers or employees.

Sanford, Kludjian, Sears and Sullivan Stock Option Agreements

      The agreements pursuant to which we have granted stock options to Messrs. Sanford, Kludjian, Sears and Sullivan provide for full acceleration of vesting of the portions of the stock options that are neither assumed nor replaced by a successor corporation after an acquisition of us, and for full acceleration of vesting of the portions of the stock options that are assumed or replaced in the event that the respective executive’s employment is terminated without cause within 18 months after an acquisition of us. The agreements further provide for full acceleration of the vesting of the stock options in the event that the respective executive’s employment is terminated without cause within 18 months after a change in control of us. Further, Mr. Sanford’s stock option agreement provides for full acceleration in the event of the termination of his employment without cause at any time.

Other Employment-Related Agreements

      Our regular hiring practice requires each newly hired employee to execute an agreement relating to the confidentiality of our proprietary information and the assignment to us of inventions conceived within the scope of employment. In addition, we require employees and consultants to execute agreements not to compete with us for a specified period following their employment with or engagement by us as a condition to being considered for the grant of an award under our stock incentive plan.

2005 Stock Incentive Plan

      In January 2005, we adopted our 2005 Stock Incentive Plan. The following summary of the 2005 Stock Incentive Plan is qualified by reference to the full text thereof, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

      We have reserved 3,841,615 shares of common stock for the grant of stock options and other equity incentive awards under the 2005 Stock Incentive Plan. On the first business day of each fiscal year beginning with the fiscal year commencing on January 1, 2006, annual increases will be added to the 2005 Stock Incentive Plan equal to the lesser of: (A) 3% of all outstanding shares of our common stock immediately prior to such increase, (B) a lesser amount determined by our board of directors, or (C) 3,800,000 shares. As of March 31, 2005, options to purchase an aggregate of 3,046,930 shares of common stock had been granted under the 2005 Stock Incentive Plan.

      The 2005 Stock Incentive Plan may be administered by our board of directors or a committee thereof. Presently, the 2005 Stock Incentive Plan is administered by the Compensation Committee. The administrator has the authority to select individuals who are to receive options or other equity incentive awards under the 2005 Stock Incentive Plan and to specify the terms and conditions of options or other equity incentive awards granted (including whether or not such options are incentive or nonstatutory stock options), the vesting provisions, the term and the exercise price. The 2005 Stock Incentive Plan provides that we may grant incentive stock options within the meaning of Section 422 of the Internal Revenue Code to employees, including our officers and employee directors, and we may grant nonstatutory stock options to employees and consultants, including non-employee directors.

      The exercise price of incentive stock options granted under the 2005 Stock Incentive Plan shall equal the fair market value of our common stock on the date of grant (except in the case of grants to any person holding more than 10% of the total combined voting power of all classes of our stock, or any of our parent’s or subsidiaries’ stock, in which case the exercise price shall equal 110% of the fair market value on the date of grant). The exercise price of nonqualified stock options shall not be less than 85% of the fair market value on the date of grant (except in the case of grants to any person holding more than 10% of the total combined voting power of all classes of our stock, or any of our parent’s or subsidiaries’ stock, in which case the exercise price shall equal 110% of the fair market value on the date of grant). Option holders may pay for an exercise in cash or other consideration, including a promissory note, as approved by the administrator.

      Generally, options granted under the 2005 Stock Incentive Plan (other than those granted to non-employee directors) will vest at a rate of 25% of the shares underlying the option after one year and the remaining shares vest in equal portions over the following 36 months, such that all shares are vested after four years. Unless otherwise provided by the administrator, an option granted under the 2005 Stock Plan generally expires 10 years from the date of grant (five years in the case of an incentive stock option granted to any person holding more than 10% of the total combined voting power of all classes of our stock, or any of our parent’s or subsidiary’s, stock). Upon the optionee’s termination of employment or service with us or any of our affiliates without cause, the option will terminate in three months. Upon the optionee’s termination of employment or service with us or any of our affiliates for cause, the option may be terminated immediately. Upon the optionee’s death or disability, the option will terminate 12 months after the optionee’s death or disability. In addition, options granted under our 2005 Stock Plan are not generally transferable by the optionee except by will or the laws of descent and distribution and generally are exercisable during the lifetime of the optionee only by such optionee.

      In the event we merge with or into another corporation or dispose of all or substantially all of our assets, or in the event of other transactions in which our stockholders before the transaction own less than 50% of the total combined voting power of all our outstanding securities after the transaction, all outstanding awards under the 2005 Stock Incentive Plan will terminate unless they are assumed or equivalent awards are substituted by the successor corporation or any of its parents or subsidiaries, unless an individual award agreement provides otherwise.

Report of the Board of Directors on Executive Compensation

      The following report shall not be deemed to be “filed” with the Securities and Exchange Commission nor shall the following report be deemed to be incorporated by reference into any future filings under the Securities Act or the Exchange Act.

      Our entire board of directors has the responsibility to approve the overall compensation strategy, administer our annual and long-term compensation plans, and make all decisions with respect to executive compensation.

      The objectives of our executive compensation policies are to attract, retain, motivate and reward key personnel who possess the necessary leadership and management skills, through competitive base salary, annual cash bonus incentives, long-term incentive compensation in the form of stock options, and various benefits, including medical and life insurance plans.

      Our executive compensation policies are intended to combine competitive levels of compensation and rewards for above average performance and to align relative compensation with the achievements of key business objectives, optimal satisfaction of customers and maximization of stockholder value. The board of directors believes that stock ownership by management is beneficial in aligning management and stockholder interests, thereby enhancing stockholder value.

      Base Salaries. Salaries for our executive officers are determined primarily on the basis of the executive officer’s responsibility, general salary practices of peer companies and the officer’s individual qualifications and experience. The base salaries are reviewed annually and may be adjusted by the board of directors, or a compensation committee formed in the future, in accordance with criteria which include individual performance, the functions performed by the executive officer, the scope of the executive officer’s on-going duties, general changes in the compensation peer group in which we compete for executive talent, and our financial performance generally. The weight given to each such factor by the board of directors may vary from individual to individual.

      Incentive Bonuses. The board of directors believes that a cash incentive bonus plan can serve to motivate our executive officers and management to address annual performance goals, using more immediate measures for performance than those reflected in the appreciation in value of stock options. The bonus amounts are based upon recommendations by management and a subjective consideration of factors including such officer’s level of responsibility, individual performance, contributions to our success and our financial performance generally.

      Stock Option Grants. Stock options may be granted to executive officers and other employees under our 2005 Stock Incentive Plan. Because of the direct relationship between the value of an option and the stock price, the board of directors believes that options motivate executive officers to manage our business in a manner that is consistent with stockholder interests. Stock option grants are intended to focus the attention of the recipient on our long-term performance which we believe results in improved stockholder value, and to retain the services of the executive officers in a competitive job market by providing significant long-term earnings potential. To this end, stock options generally vest and become fully exercisable over a four-year period. The principal factors considered in granting stock options to our executive officers are prior performance, level of responsibility, other compensation and the executive officer’s ability to influence our long-term growth and profitability. However, our 2005 Stock Incentive Plan does not provide any quantitative method for weighing these factors, and a decision to grant an award is primarily based upon a subjective evaluation of the past as well as future anticipated performance.

      Other Compensation Plans. We have adopted general employee benefit plans in which executive officers are permitted to participate on parity with other employees. In addition, some of our executive officers are entitled to reimbursement of out-of-pocket payments incurred for health care. We also provide a 401(k) plan.

      Deductibility of Compensation. Section 162(m) of the Internal Revenue Code (“IRC”) disallows us to deduct compensation exceeding $1.0 million paid to certain executive officers, excluding, among other things, performance based compensation. Because the compensation paid to the executive officers has not approached the limitation, the board of directors has not had to use any of the available exemptions from the deduction limit. The board of directors remains aware of the IRC Section 162(m) limitations and the available exemptions and will address the issue of deductibility when and if circumstances warrant the use of such exemptions.

      Chief Executive Officer Compensation. The compensation of our Chief Executive Officer is reviewed annually on the same basis as discussed above for all executive officers. The board of directors established an annual base salary of $297,500 for Mr. Sanford the time that he entered into his employment agreement with us. Mr. Sanford’s base salary was established in part by comparing the base salaries of chief executive officers at other companies of similar size in relevant industries.

MEMBERS OF THE BOARD OF DIRECTORS

Karim Maskatiya
Robert Cucinotta
Kirk Sanford
Walter G. Kortschak
Charles J. Fitzgerald
E. Miles Kilburn

William H. Harris

Limitation of Liability and Indemnification of Officers and Directors

      Our certificate of incorporation generally provides that our directors will not be liable to us or to our stockholders for monetary damages for a breach of a fiduciary duty. Our bylaws provide for indemnification against all losses actually incurred by directors and officers in connection with any action, suit or proceeding relating to their position as a director or officer. Our bylaws also provide for indemnification or reimbursement of expenses to any of our employees. These provisions of our certificate of incorporation and bylaws are discussed further under the heading “Description of Our Capital Stock.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification, Employment and Noncompetition Agreements

      As permitted by the Delaware General Corporation Law, we have adopted provisions in our bylaws that authorize and require us to indemnify our officers and directors to the fullest extent permitted under Delaware law, subject to limited exceptions. See “Management — Limitation of Liability and Indemnification of Officers and Directors.” Pursuant to those provisions, we have entered into indemnification agreements with each of our directors and executive officers.

      We have also entered into employment agreements with Mr. Sanford, our Chief Executive Officer, and Mr. Hagerty, our Chief Financial Officer. See “Management — Employment Agreements.”

      In May 2004, we entered into a noncompetition agreement with Mr. Sanford, our Chief Executive Officer. The agreement prohibits Mr. Sanford from engaging in specifically prescribed competitive activities during the 24-month period following the termination of his employment with us. In addition, the agreement prohibits Mr. Sanford from soliciting our employees, customers or suppliers during such 24-month period.

Stock Option Grants

      We have granted options to purchase shares of our common stock to some of our executive officers. See “Management — Executive Compensation.”

Arrangements with Entities Controlled by Stockholders and Members of the Board of Directors

      Throughout our history, including the period during which we conducted our operations as a limited liability company, we have entered into arrangements with entities that are controlled by our owners or members of our management committee or board of directors. We believe that in doing so, we have entered into arrangements on terms no less favorable to us than we could have obtained from unaffiliated third parties.

Entities Controlled by Karim Maskatiya and Robert Cucinotta

      Karim Maskatiya and Robert Cucinotta, our founders and two members of our board of directors, together hold a 99% ownership interest in, and comprise the board of directors of, M&C International. Kirk Sanford, our Chief Executive Officer, previously held an approximately 1% ownership interest in, and was previously a director of, M&C International. M&C International held 40.01% of our outstanding capital stock immediately prior to this offering and will hold      % of our common stock immediately following this offering. Through our wholly-owned subsidiary, Global Cash Access, Inc., we are currently a party to multiple agreements with three other entities in which in which Messrs. Maskatiya and Cucinotta have significant ownership and management interests. Those companies are: Infonox on the Web, in which Messrs. Maskatiya and Cucinotta have an approximately 80% ownership interest and are two directors on that company’s four member board of directors; USA Payments in which Messrs. Maskatiya and Cucinotta are the sole owners and comprise that company’s entire board of directors; and USA Payment Systems, in which Messrs. Maskatiya and Cucinotta have a 50% ownership interest and are two directors on that company’s four member board of directors. The terms of our agreements with each of these entities are summarized below. We may, in the future, attempt to acquire USA Payment Systems or Infonox on the Web, although we are not currently engaged in any negotiations or discussions for that purpose. Any such acquisition may involve us making payments, directly or indirectly, to Messrs. Maskatiya and Cucinotta.

      In addition to his prior approximately 1% ownership interest in M&C International, Mr. Sanford was compensated with payments from M&C International and USA Payments for advisory services that he performed for those entities. In 2004, Mr. Sanford received advisory services payments in the aggregate amount of approximately $17.3 million and $0.1 million from M&C International and USA Payments, respectively. In 2003 and 2002, he received advisory services payments of $1.0 million and $0.6 million from M&C International and $0.1 million and $0.1 million from USA Payments. In 2005, M&C International transferred 575,213 shares of our capital stock to Mr. Sanford, issued a note in the principal amount of $7,572,696.21 payable to Mr. Sanford upon the consummation of this offering, and forgave a note from Mr. Sanford in the principal amount of $5,741,178 in consideration of his prior advisory services to M&C International. The terms of his prior advisory services arrangement were solely economic did not provide Mr. Sanford with any voting rights or rights to participate in the management of either entity, and did not provide Mr. Sanford with any rights to proceeds upon the liquidation of M&C International or USA Payments. M&C International redeemed in full Mr. Sanford’s ownership interest in M&C International in exchange for 283,239 shares of our capital stock and $437,717.82 in cash. Pursuant to his employment agreement with us, which will become effective upon the consummation of this offering, Mr. Sanford has agreed not to perform services for or to receive any compensation or other remuneration from entities affiliated with Messrs. Maskatiya and Cucinotta, including M&C International and USA Payments, other than payments to Mr. Sanford upon the consummation of this offering pursuant to the promissory note described above.

      In 2004, Messrs. Kludjian and Sears received payments in the aggregate amount of $0.5 million and $0.1 million, respectively, from M&C International for advisory services that they performed for M&C International pursuant to informal arrangements with Messrs. Maskatiya and Cucinotta. Neither Mr. Kludjian nor Mr. Sears received any payments from M&C International in 2003 or 2002. These informal arrangements are terminable at any time at the will of Messrs. Maskatiya and Cucinotta or M&C International.

Infonox on the Web

      Infonox on the Web is approximately 80% owned by Messrs. Maskatiya and Cucinotta in equal shares. We are party to a Professional Services Agreement and a Technology Side Letter with Infonox on the Web pursuant to which Infonox on the Web develops, implements, maintains, hosts, operates, monitors and supports software for us on an as requested basis, including the transaction processing infrastructure upon which our systems operate. This transaction processing infrastructure consists of a customized implementation of a generic reusable transaction processing infrastructure developed by

Infonox on the Web. Infonox on the Web has retained ownership of the underlying generic transaction processing infrastructure, but has granted us a license, pursuant to the Software License Agreement described below, to use the generic transaction processing infrastructure during the term of the Professional Services Agreement. We possess all ownership rights in the customized portions of the implementation of the generic transaction processing infrastructure that Infonox has developed exclusively for us under this agreement.

      Our engagement of Infonox on the Web pursuant to the Professional Services Agreement is exclusive within the gaming industry such that Infonox on the Web may not perform any professional services with respect to machines or devices used in the gaming industry other than for us, except where those services are performed for non-gaming merchant operations conducted at establishments where gaming activity occurs for the purchase of or payment for goods or services other than money orders or gaming goods or services, subject to some conditions. We, on the other hand, are free to engage third parties to provide professional services to us, subject to Infonox on the Web’s proprietary rights in the underlying generic transaction processing infrastructure and the limitations on our ability to sublicense our license rights therein to a third party during the term of the Software License Agreement with Infonox on the Web. In the event that we require different or additional professional services or service levels with respect to the underlying generic transaction processing infrastructure or the customized implementation thereof that Infonox on the Web cannot or does not agree to provide then, pursuant to a Letter Agreement dated May 13, 2004 between USA Payment Systems, USA Payments, Infonox on the Web and us, we have the right to engage third-party professional service providers, sublicense to them rights in Infonox on the Web’s proprietary technology that are licensed to us by Infonox on the Web under the Software License Agreement, and cause Infonox on the Web to cooperate with such third-party professional service providers to enable them to provide such professional services or service levels to us.

      Under the agreement, we own all work product, including the customized portions of the implementation of the generic transaction processing infrastructure produced by Infonox on the Web in the course of its provision of professional services to us, including all intellectual property rights therein. This agreement contains a service level guarantee by Infonox on the Web that the transaction processing infrastructure will be available to us and our customers at least 99% of the time during any calendar month, subject to some exceptions. If Infonox fails to meet this service level guarantee during any calendar month, then we have the right, as our sole and exclusive remedy for such a breach, to terminate these professional services upon notice to Infonox during the thirty day period following that breach. As of May 2004, we are obligated to pay Infonox on the Web a fixed fee of $100,000 per month for the remainder of the term of these services, potentially subject to adjustments starting in January 2005, and to reimburse Infonox on the Web for some of the expenses it incurs in the performance of services for us. Under this agreement Infonox on the Web’s implementation, hosting, operation, maintenance and support of a majority of our systems is scheduled to expire on March 10, 2014, but may be terminated upon certain types of breaches by either party, such as our failure to pay fees owing to Infonox on the Web under the agreement or Infonox on the Web’s breach of the service level agreement. The agreement requires Infonox on the Web to continue to provide services during a transition period not to exceed 90 days following termination of the agreement, if we so request and regardless of the legal basis for such termination. During the year ended December 31, 2004 and the three months ended March 31, 2005, we incurred costs and expenses of $1.6 million and $0.4 million, respectively, in connection with these services.

      Pursuant to a Software License Agreement and a Technology Side Letter with Infonox on the Web, we enjoy a royalty-free, worldwide right and license to use the generic transaction processing infrastructure described above, including its component software, hardware and related services, solely in connection with our use of the customized implementation of the infrastructure which is hosted and operated by Infonox on the Web pursuant to the Professional Services Agreement. Our license to the generic transaction processing infrastructure is exclusive in the gaming industry such that Infonox on the Web may not grant any other licenses to the generic transactions processing infrastructure to any third party, or exercise any of its own rights in that technology except as agreed by the parties, for use with machines or devices used in the gaming industry. The agreement obligates Infonox on the Web to deposit into third-party escrow, and periodically update its deposit of, the source code to the underlying generic transaction processing infrastructure, and to provide us on an automatic basis with source code to any modifications made to customize the generic transaction processing infrastructure for us. We have rights to access the deposited source code under limited circumstances, such as Infonox on the Web ceasing to do business, entering into bankruptcy, discontinuing its hosting and operation of the customized implementation of the generic transaction processing infrastructure for us, or Infonox on the Web breaching specified obligations to us under the Professional Services Agreement or this Software License Agreement. The term of this agreement lasts at least as long as Infonox on the Web is contractually obligated to host and operate the customized implementation of the generic transaction processing infrastructure for us pursuant to the Professional Services Agreement, subject to our right to continue using any software source code released from escrow prior to expiration of the Software License Agreement and our rights to sublicense that source code to an alternative third-party provider of software services. Upon termination of this agreement, Infonox on the Web is obligated to cooperate in our transition to such an alternative third-party provider if we so request. In addition, upon the expiration of the Software License Agreement or in the event of Infonox on the Web’s uncured material breach of either the Software License Agreement or the Professional Services Agreement, provided that we have not committed any uncured material breach of any material term of the Software License Agreement at any time during the term of that agreement, we will receive a non-exclusive, royalty-free, irrevocable, worldwide license to continue using the underlying generic transaction processing infrastructure, solely in its object code form at the time of such license grant, and to sublicense that code to specified other parties, including our affiliates and third-party service providers solely for use in the gaming industry.

USA Payments and USA Payment Systems

      USA Payments is wholly owned in equal shares by each of Mr. Maskatiya and Mr. Cucinotta, members of our board of directors. USA Payment Systems is owned 50% in equal shares by each of Mr. Maskatiya and Mr. Cucinotta, members of our board of directors. We are party to an Amended and Restated Agreement for Electronic Payment Processing and a Technology Side Letter with USA Payments and USA Payment Systems pursuant to which they perform for us electronic payment processing services relating to credit card cash advances, POS debit card transactions and ATM withdrawal transactions, including transmitting authorization requests to the relevant networks or gateways, forwarding transaction approvals or denials to us, and facilitating the settlement of all funds in connection with approved and consummated transactions. This agreement contains a service level guarantee by USA Payments and USA Payment Systems that the electronic payment processing system used to process our transactions will be available to process authorization requests we transmit to USA Payments and USA Payment Systems computer switch at least 99% of the time during any calendar month and 90% of the time during any calendar day, subject to some exceptions. The agreement prohibits USA Payments and USA Payment Systems from scheduling any system maintenance or unavailability on a weekend or holiday without our prior permission, and permits systems maintenance or unavailability only during times that we previously approve.

      Pursuant to the agreement, we engaged USA Payments to provide services to us, and USA Payments in turn delegated some of its obligations and assigned some of its rights to USA Payment Systems. USA Payments is under common control with M&C International and USA Payment Systems is 50% owned by the principals of M&C International.

      Under the agreement, USA Payments or USA Payment Systems is required to enter into agreements with credit card, POS debit card or ATM networks necessary to provide services to us, and they must obtain the right to act as a switch processor, intercept processor and/or acquirer with respect to such networks, and provide the service to us as a switch processor, intercept processor and/or acquirer. The agreement obligates USA Payments and USA Payment Systems to maintain the confidentiality of our patron and transaction data and to maintain an information security program and internal controls to safeguard our patron and transaction data.

      We are required to enter and comply with agreements required by the gateway or network through which USA Payments or USA Payment Systems processes transactions, and must have a financial institution sponsor us or USA Payments or USA Payment Systems with each network or gateway with which we or USA Payment Systems have an agreement that requires such a sponsor. We are required to have a financial institution perform settlement services in connection with the settlement of transactions processed through the services provided to us.

      The agreement requires us to pay fixed monthly fees to USA Payments together with a per transaction fee based on the volume of transactions that processed under the agreement, subject to an annual minimum number of transactions. The fee is $0.03 per transaction for up to 50 million transactions, $0.025 per transaction for between 50 million and 100 million transactions, and $0.001 per transaction for over 100 million transactions. The scale of per transaction fees and annual minimum number of transactions remain fixed for the term of the agreement. This agreement also requires us to pay directly or reimburse USA Payments and USA Payment Systems for gateway or network fees, all direct telecommunication charges on a per transaction basis as billed by the provider, and monthly fees of $6,000 and $12,000 for Mastercard and VISA base processing, respectively, incurred in connection with providing these services to us. During the year ended December 31, 2004, and the three months ended March 31, 2005, we incurred costs and expenses of $4.1 million and $1.0 million, respectively, in connection with the provision of these services.

      Our engagement of USA Payments and USA Payment Systems is exclusive within the gaming industry, such that neither USA Payments nor USA Payment Systems can, subject to limited exceptions, provide these services with respect to any third party’s machines or devices used in the gaming industry, including without limitation machines or devices that provide cash access services to patrons of gaming establishments, but permits us to obtain these services from other providers. This agreement expires on March 10, 2014, but automatically renews for 12 month terms unless either we or USA Payments or USA Payment Systems provides 90 days prior written notice of termination. This agreement is terminable by us following an uncured material breach by USA Payments or USA Payment Systems, or by USA Payments following an uncured material breach by us, such as our failure to pay fees that are owing under the agreement, subject to USA Payments’ and USA Payment Systems’ obligation to continue to provide services to us during a 180-day transition period, if we so request.

      In March 2005, we entered into an agreement to acquire ownership of the patent covering the “3-in-1 rollover” functionality from USA Payments pursuant to a Patent Purchase and License Agreement. Under that agreement, we will pay USA Payments $10.0 million upon the consummation of this offering. Under that agreement, we granted USA Payments a nonexclusive license to use the patent other than in the gaming industry. We previously enjoyed use of the patent pursuant to a Patent License Agreement and a Technology Side Letter with USA Payments pursuant to which we were granted a royalty-free, non-transferable, non-sublicensable, exclusive license to use the patented “3-in-1 rollover” functionality in the gaming industry.

Entities Affiliated with Bank of America Corporation

      The following are arrangements we have entered into with entities directly or indirectly affiliated with Bank of America Corporation, the holder of 4.99% of our capital stock prior to this offering:

Sponsorship Agreement

      We are party to a Sponsorship Agreement, as amended by the Amendment Number 1 to Sponsorship Agreement, to which Bank of America Merchant Services is a party. The Sponsorship Agreement is an agreement between Bank of America Merchant Services, First Data Corporation and us whereby Bank of America Merchant Services agrees to complete all necessary forms and agreements to sponsor us as a licensee under VISA and MasterCard rules. The sponsorship is necessary for our participation in some ATM and POS debit card networks. Under the terms of the agreement, we may only use sponsored accounts to process transactions on behalf of gaming establishments or terminals located in gaming establishments. We may not process transactions for Internet gaming enterprises or activities and we may not assign or permit any other entity to use any of our sponsored accounts without the prior written approval of Bank of America Merchant Services or the necessary approvals of VISA or MasterCard. In addition, we are responsible for complying with all VISA and MasterCard rules. We have agreed to execute contracts with merchant customers and process transactions through the sponsored accounts in strict adherence to VISA and MasterCard rules and Bank of America Merchant Services’ membership and licensing agreements with VISA and MasterCard. Should we fail to comply with these rules and agreements, Bank of America Merchant Services, in its sole discretion, may terminate its sponsorship of us and our terminals with respect to any card association or network, provided that we will have 15 days after written notice to cure any violation.

      In connection with the sponsorship, we and First Data Corporation agree to jointly and severally indemnify Bank of America Merchant Services against all costs related to our failure to comply with the rules of VISA, MasterCard or the ATM and POS debit card networks. First Data Corporation may terminate the sponsorship agreement by at least 30 days’ prior written notice to Bank of America Merchant Services, but has agreed not to exercise such right prior to September 30, 2010. Notwithstanding the foregoing, First Data Corporation may exercise its right to terminate on 30 days’ written notice upon the occurrence of specified events. We may terminate the sponsorship agreement upon 180 days’ written notice to Bank of America Merchant Services. At the sole discretion of Bank of America Merchant Services, Bank of America Merchant Services may terminate its sponsorship of us and our terminals with respect to any card association or network if it is informed by a card association or network that we are in violation of the operating rules or terms of Bank of America Merchant Services’ membership or our licensees’ rights in the sponsored accounts with respect to such card association, provided that we will have 15 days after written notice to cure any violation. In addition to the termination rights above, either we or Bank of America Merchant Services may terminate the sponsorship agreement immediately in the event that either party or First Data Corporation materially breaches its obligations under the agreement and fails to cure such breach within the specified cure period, in the event that either party or First Data Corporation becomes insolvent or in the event that Bank of America Merchant Services ceases to be a member of or sponsored into VISA or MasterCard. While we may not assign this agreement without the prior written consent of Bank of America Merchant Services, Bank of America Merchant Services may assign its rights and obligations under the agreement to an affiliate without our consent. This agreement expires on September 30, 2010.

      Bank of America Merchant Services has informed us that, in the event that the Sponsorship Agreement is terminated or expires, it does not currently intend to enter into a new sponsorship agreement with us.

Equity Investment in Global Cash Access Holdings, Inc.

      In March 2004 when we conducted our operations as a limited liability company, we, M&C International and Bank of America Corporation entered into a Membership Unit Purchase Agreement, pursuant to which Bank of America Corporation purchased from M&C International 4.99% of the membership units in us. Bank of America Corporation paid for the membership units by issuing to M&C International two non-recourse promissory notes in the principal amount of approximately $12.0 million and approximately $8.0 million. The approximately $12.0 million note was applied to the purchase of, and was initially secured by, 2.99% of the membership units in us. The approximately $8.0 million note was applied to the purchase of, and was initially secured by, 2.0% of the membership units in us. The approximately $12.0 million note bears interest at 1.62% per annum, payable at maturity of the note and will mature on the completion of this offering. The approximately $8.0 million note bears interest at 1.62% per annum, payable at maturity of the note and will mature on the completion of this offering. In connection with our conversion to a corporation, the promissory notes and the pledge agreements pursuant to which Bank of America Corporation pledged its membership units as collateral were amended and restated to, among other things, reflect the conversion of us to a corporation and the conversion of the collateral into shares of our capital stock.

      Bank of America Corporation may redeem either note, in whole or in part, at any time, without premium or penalty, by paying cash in the amount of the principal amount of such note being prepaid, together will all accrued and unpaid interest on such principal amount to the date of prepayment. In the case of the payment at the stated maturity of either note or redemption of either note in some circumstances, Bank of America Corporation will have an option, in lieu of paying cash, to tender to M&C International shares of capital stock purchased with that note, in full satisfaction of the amount of that note being so paid. Moreover, if Bank of America Corporation defaults on either note, M&C International’s only remedy would be to foreclose on the shares of capital stock purchased with the defaulted note.

      The Membership Unit Purchase Agreement provided, among other things, that, if we granted piggyback registration rights to any other person, Bank of America Corporation would also receive piggyback registration rights no less favorable than those granted to that other person. The Membership Unit Purchase Agreement further provided that Bank of America Corporation would be subject to a customary lock-up for a period not exceeding 180 days in connection with any public offering of securities by us.

Senior Subordinated Notes Offering

      In connection with the original issuance and sale of 8 3/4% senior subordinated notes due 2012, we entered into a purchase agreement with Banc of America Securities LLC as the initial purchaser of the notes. The purchase agreement obligated us to take actions to ensure that the notes were eligible for deposit with and clearance and settlement through The Depository Trust Company and eligible for the National Association of Securities Dealers, Inc. PORTAL market, obligates us to provide information and reports to Banc of America Securities LLC periodically, obligated us to establish disclosure controls and procedures, pay specified expenses, and indemnify Banc of America Securities LLC in its capacity as the initial purchaser of the notes.

      In connection with the original issuance and sale of 8 3/4% senior subordinated notes due 2012, we entered into a registration rights agreement with Banc of America Securities LLC as the initial purchaser of the notes. The registration rights agreement obligated us to consummate an exchange offer of the notes for registered notes of like tenor and effect, pay liquidated damages to the holders of the notes if the exchange offer was not consummated according to a prescribed schedule, pay specified expenses, and indemnify the holders of the notes in connection with the registration of the exchange notes.

      In connection with the original issuance and sale of 8 3/4% senior subordinated notes due 2012, we incurred arrangement fees and related expenses to Banc of America Securities LLC of $6.7 million.

     Senior Secured Credit Facilities

      In March 2004, our operating subsidiary, Global Cash Access, Inc., entered into senior secured credit facilities arranged by Banc of America Securities LLC, with Bank of America, N.A. as administrative agent and collateral agent, in an aggregate principal amount of $280.0 million, consisting of a five-year revolving credit facility of $20.0 million (with a $10.0 million letters of credit sub-facility and a $5.0 million swingline sub-facility) and a six-year term loan of $260.0 million. Proceeds of the term loan portion of the senior secured credit facilities were used to finance in part the recapitalization of our ownership in March 2004 and to pay related fees and expenses. Proceeds from the revolving credit facility portion of the senior secured credit facilities are used for letters of credit and to provide working capital and other general corporate purposes. The senior secured credit facilities are guaranteed by us and all of our current and future domestic wholly-owned subsidiaries, and are secured by a first priority lien on all of the outstanding capital stock of Global Cash Access, Inc., substantially all of our assets and our guarantor subsidiaries, including, but not limited to, real property, accounts receivable, inventory, instruments, documents, deposit accounts, investment property, intellectual property, general intangibles and equipment, and 65% of the ownership interests in our foreign subsidiaries.

      The senior secured credit facilities contain affirmative and negative covenants, including, among others, covenants relating to financial and compliance reporting, covenants restricting us and our subsidiaries from incurring debt (including guarantees) and entering into derivatives transactions, creating liens, consummating specific types of transactions (such as dispositions of assets, mergers, acquisitions, reorganizations, recapitalizations, and sale and leaseback transactions), making certain types of investments and loans, making dividends and other distributions, liquidating, prepaying, repurchasing, redeeming, amending or modifying other indebtedness, and transactions with affiliates. The senior secured credit facilities limit our ability to make capital expenditures. The senior secured credit facilities also require us to meet financial tests on a consolidated basis.

      The senior secured credit facilities also contain customary events of default including, among others, payment defaults under the credit facilities, covenant default under the credit facilities, cross defaults on debt, judgments of a specified amount, specified intellectual property licenses being not in full force and effect or are amended, a change of control and any event of default under our notes. An event of default under the senior secured credit facilities will allow the lenders to accelerate or, in some cases, will automatically cause the acceleration of, the maturity of the debt under the senior secured credit facilities.

      In connection with the establishment of the senior secured credit facilities, we incurred arrangement fees and related expenses to Banc of America Securities LLC of $4.1 million.

      The terms of the senior secured credit facilities were amended and restated in April 2005 to, among other things, allow Global Cash Access Holdings, Inc. to guarantee the obligations of Global Cash Access, Inc. under its currently outstanding 8 3/4% senior subordinated notes due 2012, allow us to acquire the patent covering our “3-in-1 rollover” functionality for $10 million effective upon the consummation of the offering, permit the transfer of shares of our capital stock from M&C International to Mr. Sanford, and reduce the amount of interest payable on borrowings. In connection with the amendment and restatement of the senior secured credit facilities, we are obligated to pay Banc of America Securities LLC one-half of the reduction in interest payable on borrowings under the senior secured credit facilities over the 12 month period following the amendment and restatement.

     Other

      We have entered into an agreement with Bank of America, N.A. for the supply of currency to satisfy the normal operating requirements of our ATMs and our ACMs. Under the terms of this agreement, we pay a monthly cash usage fee equal to the average daily dollars outstanding on all ATMs multiplied by the average LIBOR rate for one-month deposits for the month (calculated on the basis of the number of days in the month and a 360-day year) plus a margin of 25 basis points. This agreement commenced in June 2004, and we incurred $3.1 million of cash usage fees under terms of this agreement during the year ended December 31, 2004 and $2.0 million of cash usage fees for the three months ended March 31, 2005. We also utilize Bank of America, N.A. for our general corporate banking services. Our total fees incurred for general corporate banking services provided to us during the year ended December 31, 2004 were $1.0 million and during the three months ended March 31, 2005 were $0.4 million.

Entities Controlled by First Data Corporation

      The following are arrangements we entered into with entities directly or indirectly controlled by First Data Corporation at a time when First Data Corporation indirectly held an ownership interest in us and designees of First Data Corporation served on our management committee:

     TRS Recovery Services, Inc.

      We are party to a TeleCheck Marketing Agreement with TRS Recovery Services, Inc. pursuant to which we were appointed as an agent to market the TeleCheck check warranty service to gaming establishments. In exchange for marketing the TeleCheck check warranty service, we receive 87% of all service fees collected from gaming establishments that have entered into TeleCheck gaming service agreements as a result of our marketing efforts. The current term of this agreement expires March 31, 2006. The warranty provision of the agreement provides that TRS Recovery Services, Inc. covenants to recover from check writers of returned checks, within 120 days of its purchase of such returned checks, not less than 70% of the aggregate face amount of such returned checks. During the year ended December 31, 2004 and the three months ended March 31, 2005, we incurred warranty expenses of $10.1 million and $2.9 million, respectively, pursuant to the terms of this agreement with TRS Recovery Services, Inc.

     Integrated Payment Systems, Inc. and Integrated Payment Systems Canada Inc.

      We are party to a Money Order Trust Agreement with Integrated Payment Systems, Inc. and our Canadian subsidiary, CashCall Systems, Inc., is party to a Money Order Trust Agreement with Integrated Payment Systems Canada Inc. pursuant to which we and CashCall Systems, Inc. were appointed as agents to sell money order instruments issued by Integrated Payment Systems, Inc. and Integrated Payment Systems Canada Inc. Under the agreements, we and CashCall Systems, Inc. may charge a discretionary consumer fee for each money order we sell. In exchange, we pay Integrated Payment Systems, Inc. $0.07 for each money order we sell. Pursuant to the agreements, neither we nor CashCall Systems, Inc. may assign the rights without prior written consent of Integrated Payment Systems, Inc. In the event of a change of control in the ownership or control of us or CashCall Systems, Inc., we and CashCall Systems, Inc., respectively, are required to notify Integrated Payment Systems, Inc. in advance of such change of control and Integrated Payment Systems, Inc., at its sole option, may terminate the agreement. Our and CashCall Systems, Inc.’s appointments as agents to sell money order instruments issued by Integrated Payment Systems, Inc. and Integrated Payment Systems Canada Inc. expire on March 10, 2005. During the year ended December 31, 2004 and the three months ended March 31, 2005, we paid Integrated Payment Systems, Inc. approximately $1.1 million and $0.2 million, respectively, for these and other services.

     Western Union Financial Services, Inc.

      We are party to a Network Agency Agreement with Western Union Financial Services, Inc. pursuant to which we were appointed as an agent to market Western Union’s money transfer services to gaming establishments. As a network agent, we enable casinos to complete Western Union’s regular two-party money transfers. In exchange, Western Union pays us fees and commissions that vary with the amount of monthly transactions. Our appointment as an agent to market Western Union’s money transfer services to gaming establishments ends on March 10, 2007.

      We are party to a Participation Agreement with Western Union Financial Services, Inc. pursuant to which we are granted rights to access the Western Union Financial Services, Inc. network through ATMs or other eligible services employed to access the network. For each Western Union domestic money transfer transaction initiated at one of our terminals, we will receive $0.50 and for each Western Union domestic money transfer transaction disbursed from one of our terminals, we will receive $2.50. Western Union receives from us a monthly support fee of $500. The term of this agreement expires on

November 28, 2006. Thereafter, the agreement will continue in effect subject to the right of either party to terminate the agreement upon 90 days’ notice.

      During the year ended December 31, 2004 and the three months ended March 31, 2005, we recorded revenues from Western Union Financial Services, Inc. of approximately $0.4 million and $0.1 million, respectively, pursuant to the terms of this agreement.

     Chase Merchant Services, L.L.C.

      We are party to a Joint Marketing Agreement with Chase Merchant Services, L.L.C. pursuant to which we are to market the merchant processing services of Chase Merchant Services, L.L.C. to our gaming establishment customers in exchange for referral fees. During the year ended December 31, 2004 and the three months ended March 31, 2005, we received minimal payment from Chase Merchant Services, L.L.C. pursuant to the terms of this agreement.

     First Data Loan Company

      CashCall Systems, Inc. is party to a Merchant Services Agreement with First Data Loan Company, Canada pursuant to which First Data Loan Company provides processing and settlement services to support CashCall Systems, Inc.’s provision of cash access services to gaming establishments in Canada. In exchange, CashCall Systems, Inc. pays a fee to First Data Loan Company, Canada for services, based upon assumptions associated with the anticipated annual volume, average transaction size and customer’s method of business. The Merchant Services Agreement requires CashCall Systems, Inc., to use First Data Loan Company as its exclusive provider of the services above in Canada. Under the agreement, a change of control in CashCall Systems, Inc. provides First Data Loan Company, Canada with the right to terminate this agreement by giving not less than 10 days’ notice to CashCall Systems, Inc. The term of this agreement expires on August 16, 2005, but unless any party terminates by written notice at least 60 days’ prior to term expiration, the agreement will automatically renew for successive one-year renewal periods. During the year ended December 31, 2004 and the three months ended March 31, 2005, we paid First Data Loan Company, Canada approximately $0.7 million and $0.2 million, respectively, in interchange and processing fees. The fees charged by First Data Loan Company may increase for any reason upon 30 days prior notice to CashCall Systems, Inc.

     First Financial Bank (formerly known as Western Union Bank)

      We are party to an Automated Teller Machine Sponsorship Agreement with First Financial Bank (formerly known as Western Union Bank) pursuant to which First Financial Bank sponsors us as a participant in ATM networks. The sponsorship, as amended by the amended Automated Teller Machine Sponsorship Agreement, allows us to connect our ATMs to the NYCE network. In exchange, we pay First Financial Bank $0.005 for each completed transaction that is transmitted through any of the networks sponsored by First Financial Bank. We may not assign our rights under the agreement without prior written consent from First Financial Bank, which may not be unreasonably withheld. The term of this agreement expires on November 12, 2005. Thereafter, the agreement will automatically renew for successive one-year renewal periods unless terminated by either party according to the terms thereof. During the year ended December 31, 2004 and the three months ended March 31, 2005, we made minimal payments to First Financial Bank pursuant to the terms of this agreement.

     First Data POS, Inc.

      First Data POS, Inc. has historically deployed, warehoused and maintained equipment for us without a written agreement. During the year ended December 31, 2004 and the three months ended March 31, 2005, we made minimal payments to First Data POS, Inc. pursuant to this arrangement.

     First Data Corporation

      During the period in which we were majority owned by First Data Corporation, we obtained various support services from First Data Corporation, including tax, accounting, and regulatory compliance services, corporate insurance coverage. Subsequent to First Data Corporation ceasing to own an equity interest in us, we continued to obtain some services, such as telecommunication services, through procurement arrangements of First Data Corporation.

      We are party to a Sponsorship Agreement, as amended by the Amendment Number 1 to Sponsorship Agreement, to which First Data Corporation is a party. The Sponsorship Agreement is an agreement between Bank of America Merchant Services, First Data Corporation and us whereby Bank of America Merchant Services agrees to complete all necessary forms and agreements to sponsor us as a licensee under VISA and MasterCard rules. The sponsorship is necessary for our participation in several ATM and POS debit card networks. Under the terms of the agreement, we may only use sponsored accounts to process transactions on behalf of gaming establishments or terminals located in gaming establishments. We may not process transactions for Internet gaming enterprises or activities and we may not assign or permit any other entity to use any of our sponsored accounts without the prior written approval of Bank of America Merchant Services or the necessary approvals of VISA or MasterCard. In addition, we are responsible for complying with all VISA and MasterCard rules. We have agreed to execute contracts with merchant customers and process transactions through the sponsored accounts in strict adherence to VISA and MasterCard rules and Bank of America Merchant Services’ membership and licensing agreements with VISA and MasterCard. Should we fail to comply with these rules and agreements, Bank of America Merchant Services, in its sole discretion, may terminate its sponsorship of us and our terminals with respect to any card association or network, provided that we will have 15 days after written notice to cure any violation.

      In connection with the sponsorship, we and First Data Corporation agree to jointly and severally indemnify Bank of America Merchant Services against all costs related to our failure to comply with the rules of VISA, MasterCard or the ATM and POS debit card networks. First Data Corporation may terminate the sponsorship agreement by at least 30 days’ prior written notice to Bank of America Merchant Services, but has agreed not to exercise such right prior to September 30, 2010. Notwithstanding the foregoing, First Data Corporation may exercise its right to terminate on 30 days’ written notice upon the occurrence of specified events. We may terminate the sponsorship agreement upon 180 days’ written notice to Bank of America Merchant Services. At the sole discretion of Bank of America Merchant Services, Bank of America Merchant Services may terminate its sponsorship of us and our terminals with respect to any card association or network if it is informed by a card association or network that we are in violation of the operating rules or terms of Bank of America Merchant Services’ membership or our licensees’ rights in the sponsored accounts with respect to such card association, provided that we will have 15 days after written notice to cure any violation. In addition to the termination rights above, either we or Bank of America Merchant Services may terminate the sponsorship agreement immediately in the event that either party or First Data Corporation materially breaches its obligations under the agreement and fails to cure such breach within the specified cure period, in the event that either party or First Data Corporation becomes insolvent or in the event that Bank of America Merchant Services ceases to be a member of or sponsored into VISA or MasterCard. While we may not assign this agreement without the prior written consent of Bank of America Merchant Services, Bank of America Merchant Services may assign its rights and obligations under the agreement to an affiliate without our consent. This agreement expires on September 30, 2010.

      In March 2004, we entered into a Sponsorship Indemnification Agreement with First Data Corporation whereby we agree to indemnify, protect and hold harmless FDFS Holdings, LLC and its affiliates from and against any and all losses and expenses, imposed in any manner upon, incurred by or asserted against FDFS Holdings, LLC and/or its affiliates in connection with or arising from its indemnification obligations pursuant to the Sponsorship Agreement. The Sponsorship Indemnification Agreement indemnifies First Data Corporation for its liability under the Sponsorship Agreement until (i) the Sponsorship Agreement between Bank of America Merchant Services, First Data Corporation

and us is terminated or (ii) an event of default occurs and is unremedied. While First Data Corporation has the right to terminate the Sponsorship Agreement upon 30 days’ written notice, First Data Corporation covenants in the Sponsorship Indemnification Agreement that it will not exercise its termination right under the Sponsorship Agreement prior to September 30, 2010, except upon the occurrence of specified events.

     NYCE Corporation

      We are party to a NYCE Network Terminal Participant Agreement with NYCE Corporation pursuant to which some of our ATMs are permitted to participate in the NYCE network. NYCE owns and operates an electronic funds transfer network whereby insured depository institutions and other approved organizations are able, among other things, to route, process and settle transactions originated at terminals and the agreement permits our becoming a banking terminal participant in the NYCE network. The term of this agreement expires on May 17, 2005, and will automatically renew for successive three-year renewal periods, unless any party terminates by written notice at least 180 days’ prior to term expiration. In the year ended December 31, 2004 and the three months ended March 31, 2005, we earned $4.2 million and $1.2 million, respectively, from NYCE Corporation pursuant to this agreement.

Entities Affiliated with the Private Equity Investors

      We and some of our stockholders prior to this offering are party to a Securities Purchase and Exchange Agreement, a Registration Agreement, a Stockholders Agreement and an Investor Rights Agreement that were executed and delivered in April 2004 in connection with a recapitalization of our ownership that involved a sale by M&C International of a substantial equity interest in us to a number of private equity investors. Such private equity investors include entities affiliated with Summit Partners and entities affiliated with Tudor Investment Corporation. Mr. Kortschak and Mr. Fitzgerald, directors of the company, are partners and members of various entities affiliated with Summit Partners. Entities affiliated with Summit Partners own approximately 35% of our capital stock prior to this offering. Entities affiliated with Tudor Investment Corporation own approximately 13% of our capital stock prior to this offering.

     Securities Purchase and Exchange Agreement

      Pursuant to the Securities Purchase and Exchange Agreement, (i) we agreed to exchange with M&C International and Bank of America Corporation their ownership interests in us as a limited liability company for different types of ownership interests in us as a limited liability company, (ii) M&C International agreed to sell to the private equity investors a portion of M&C International’s ownership interest in us for an aggregate purchase price of $316,400,000, (iii) we agreed to convert from a limited liability company to a corporation organized under the laws of Delaware, (iv) we agreed to cause our operating subsidiary, Global Cash Access, Inc., to be converted from a limited liability company to a corporation organized under the laws of Delaware, and (v) in connection with our conversion to a corporation, all outstanding ownership interests in us as a limited liability company were automatically converted into shares of capital stock as a corporation.

     Registration Agreement

      The Registration Agreement provides M&C International, Bank of America Corporation and the private equity investors with rights to cause us to register their shares of capital stock on a registration statement filed with the SEC. The Registration Agreement also obligates our stockholders to refrain from selling activities involving our equity securities following public offerings of securities by us. For a further description of this agreement, see “Description of Capital Stock — Registration Rights.”

     Stockholders Agreement

      The Stockholders Agreement includes (i) provisions relating to the composition of the board of directors and committees of the board of directors of us and each of our subsidiaries, (ii) provisions relating to restrictions on the transfer of shares of our capital stock, including rights of first offer and co-sale rights with respect to shares proposed to be sold, (iii) provisions relating to a right of first refusal to purchase shares of capital stock proposed to be sold by Global Cash Access Holdings, Inc., (iv) provisions relating to the obligation of stockholders to vote in favor of and take actions in furtherance of transactions involving the disposition of all or substantially all of our capital stock or assets, and (v) provisions relating to the obligation of M&C International to repurchase shares of capital stock from Bank of America Corporation in specified circumstances, all of which provisions will automatically terminate and be of no further force or effect upon the consummation of this offering. Pursuant to a Termination and Consent, effective upon the consummation of this offering, provisions in the Stockholders Agreement relating to the confidentiality of information obtained by our stockholders from us prior to the consummation of this offering will terminate and be of no further force or effect. The Stockholders Agreement also includes provisions relating to procedures that must be followed in connection with the transfer of unregistered securities, which provisions will remain in effect following this offering.

     Investor Rights Agreement

      The Investor Rights Agreement provides the private equity investors with rights to receive financial statements and other information from us and to inspect our properties, books and records. The Investor Rights Agreement includes (i) provisions that prohibit us from taking specified actions without the prior written consent of particular constituencies of our stockholders, and (ii) provisions that obligate us to take specified actions so long as particular constituencies of our stockholders continue to hold certain minimum equity interests in us, all of which provisions will automatically terminate and be of no further force or effect upon the consummation of this offering. Pursuant to a Termination and Consent, effective upon the consummation of this offering, provisions in the Investor Rights Agreement restricting our ability to enter into or modify agreements with our executives and key employees will terminate and be of no further force or effect. The Investor Rights Agreement also includes provisions relating to our obligation to comply with the periodic reporting obligations of the Exchange Act, which provisions will remain in effect following this offering.

PRINCIPAL AND SELLING STOCKHOLDERS

      As of May 1, 2005, we had three holders of our class A common stock, one holder of our class B common stock, 13 holders of our Class A preferred stock and 13 holders of our class B preferred stock. Prior to the consummation of this offering, all of our outstanding capital stock will be reconstituted as common stock. We expect that we will have 16 holders of our common stock immediately prior to the consummation of this offering.

      The following table presents information regarding the beneficial ownership of the shares of our common stock as of May 1, 2005, assuming the reconstitution of all of our outstanding capital stock as common stock, with respect to:

•	each of our directors;

•	each of the executive officers listed in the Summary Compensation Table above;

•	our directors and the executive officers listed in the Summary Compensation Table, as a group;

•	persons owning more than 5% of a class of our common stock; and

•	each of the selling stockholders.

      Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 71,500,000 shares of common stock outstanding as of May 1, 2005 and                     shares of common stock outstanding after completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of May 1, 2005 are considered outstanding and beneficially owned by the person holding the options.

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After
	the Offering		Number of	the Offering		Total Shares Offered
			Shares			if Over-allotment
Name and Address of Beneficial Owner	Number	Percent	Offered	Number	Percent	Option is Exercised

Current directors and director nominees
Karim Maskatiya(1)	27,748,698	38.81%
Robert Cucinotta(2)	27,748,698	38.81%
Walter G. Kortschak(3)	25,040,808	35.02%
Charles J. Fitzgerald(4)	25,040,808	35.02%
Kirk Sanford(5)	858,452	1.20%
E. Miles Kilburn	—	—
William H. Harris	—	—
Named officers who are not directors
Harry C. Hagerty	—	—
Diran Kludjian	—	—
Thomas Sears	—	—
Kurt Sullivan	—	—
Robert C. Fry	—	—
Pamela Shinkle	—	—
Directors and officers as a group (12 persons)(6)	53,647,958	75.03%

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After
	the Offering		Number of	the Offering		Total Shares Offered
			Shares			if Over-allotment
Name and Address of Beneficial Owner	Number	Percent	Offered	Number	Percent	Option is Exercised

Persons owning more than 5% of a class of our equity securities
M&C International(7)	27,748,698	38.81%
Summit Partners(8)	25,040,808	35.02%
Entities affiliated with Tudor Investment Corporation(9)	9,315,774	13.03%
Additional Selling Stockholders
HarbourVest Partners VI-Direct Fund L.P. (10)(11)	2,484,209	3.47%
General Motors Investment Management Corporation (11)(12)	2,484,209	3.47%
Bank of America Corporation(13)	3,567,850	4.99%

(1)	Includes 27,748,698 shares of common stock held by M&C International, after giving effect to the transfer of 858,452 shares of common stock to Mr. Sanford, as described in “Certain Relationships and Related Transactions — Entities Controlled by Karim Maskatiya and Robert Cucinotta.” Mr. Maskatiya disclaims beneficial ownership of shares held by M&C International except to the extent of his pecuniary interest in M&C International. Mr. Maskatiya’s address is c/o M&C International, 643 River Oaks Parkway, San Jose, California 95134.

(2)	Includes 27,748,698 shares of common stock held by M&C International, after giving effect to the transfer of 858,452 shares of common stock to Mr. Sanford, as described in “Certain Relationships and Related Transactions — Entities Controlled by Karim Maskatiya and Robert Cucinotta.” Mr. Cucinotta disclaims beneficial ownership of shares held by M&C International except to the extent of his pecuniary interest in M&C International. Mr. Cucinotta’s address is c/o M&C International, 643 River Oaks Parkway, San Jose, California 95134.

(3)	Consists of 25,040,808 shares of common stock held by Summit Partners. Mr. Kortschak disclaims beneficial ownership of these shares. Mr. Kortschak’s address is c/o Summit Partners, L.P., 499 Hamilton Avenue, Suite 200, Palo Alto, California 94301.

(4)	Consists of 25,040,808 shares of common stock held by Summit Partners. Mr. Fitzgerald disclaims beneficial ownership of these shares. Mr. Fitzgerald’s address is c/o Summit Partners, L.P., 499 Hamilton Avenue, Suite 200, Palo Alto, California 94301.

(5)	After giving effect to the transfer of 858,452 shares of common stock to Mr. Sanford, as described in “Certain Relationships and Related Transactions — Entities Controlled by Karim Maskatiya and Robert Cucinotta.” Mr. Sanford’s address is c/o Global Cash Access, Inc., 3525 East Post Road, Suite 120, Las Vegas, Nevada 89120.

(6)	See notes 1 through 5.

(7)	After giving effect to the transfer of 858,452 shares of common stock to Mr. Sanford, as described in “Certain Relationships and Related Transactions — Entities Controlled by Karim Maskatiya and Robert Cucinotta.” M&C International is beneficially owned as to 50.0% by Karim Maskatiya and as to 50.0% by Robert Cucinotta. M&C International’s address is 643 River Oaks Parkway, San Jose, California 95134.

(8)	Of these shares, 16,977,131 shares are held by Summit Ventures VI-A, L.P., 7,080,140 shares are held by Summit Ventures VI-B, L.P., 353,078 shares are held by Summit VI Advisors Fund, L.P., 542,090 shares are held by Summit VI Entrepreneurs Fund, L.P. and 88,369 shares are held by Summit Investors VI, L.P. (such entities collectively referred to as “Summit Partners”). Summit Partners, L.P. is the managing member of Summit Partners VI (GP), LLC, which is the general partner of Summit Partners VI (GP), L.P., which is the general partner of each of Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P. and Summit Investors VI, L.P. Summit Partners, L.P., through a three-

person investment committee composed of certain members of Summit Master Company, LLC, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Gregory M. Avis, John R. Carroll, Peter Y. Chung, Scott C. Collins, Bruce R. Evans, Charles J. Fitzgerald, Walter G. Kortschak, Martin J. Mannion, Kevin P. Mohan, Thomas S. Roberts, E. Roe Stamps, Joseph F. Trustey, Robert V. Walsh and Stephen G. Woodsum are the members of Summit Master Company, LLC, which is the general partner of Summit Partners, L.P., and each disclaims beneficial ownership of the shares held by Summit Partners. The address for each of these entities is 499 Hamilton Avenue, Suite 200, Palo Alto, California 94301.

(9)	Includes 3,105,258 shares held by Tudor Ventures II, L.P., 547,066 shares held by Tudor Proprietary Trading, L.L.C., 1,020,916 shares held by Tudor BVI Global Portfolio Ltd., 50,466 shares held by The Altar Rock Fund L.P. and 4,592,068 shares held by The Raptor Global Portfolio Ltd. Tudor Investment Corporation acts as investment advisor and/or general partner of Tudor Ventures II, L.P., Tudor BVI Global Portfolio Ltd., The Altar Rock Fund L.P. and The Raptor Global Portfolio Ltd. and as a result may be deemed to share voting and/or investment control over the shares held by each such entity. As a result, Tudor Investment Corporation may be deemed to beneficially own the shares held by each such entity. Tudor Investment Corporation expressly disclaims such beneficial ownership. In addition, Tudor Investment Corporation is an affiliate of Tudor Proprietary Trading, L.L.C. and therefor may be deemed to beneficially own the shares held by Tudor Proprietary Trading, L.L.C. Tudor Investment Corporation expressly disclaims such beneficial ownership. The address of Tudor Investment Corporation is 50 Rowes Wharf, 6th Floor, Boston, Massachusetts 02110.

(10)	HarbourVest VI-Direct Associates, LLC is the sole general partner of HarbourVest Partners VI-Direct Fund L.P., and HarbourVest Partners, LLC is the sole managing member of HarbourVest VI-Direct Associates, LLC. The address of HarbourVest Partners VI-Direct Fund L.P. is c/o HarbourVest Partners, LLC, One Financial Center, 44th Floor, Boston, Massachusetts 02111.

(11)	This selling stockholder is one of the private equity investors that purchased an interest in us from M&C International in May 2004.

(12)	Consists of shares registered in the name of and being sold by GM Capital Partners I, L.P. and JPMorgan Chase Bank, as trustee for First Plaza Group Trust. GM Partners I LLC is the general partner of GM Capital Partners I, L.P. and General Motors Investment Management Corporation, or GMIMCo, is the managing member of GM Capital Partners I, L.P. Voting and investment power of our shares registered in the name of GM Capital Partners I, L.P. is held by the investment committee of GMIMCo. First Plaza Group Trust is a pension trust formed pursuant to the laws of the State of New York for the benefit of certain employee benefit plans of General Motors Corporation, its subsidiaries and unrelated employers. Shares in our company registered in the name of JPMorgan Chase Bank, as trustee for First Plaza Group Trust may be deemed to be owned beneficially by GMIMCo, a wholly-owned subsidiary of General Motors Corporation. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. GMIMCo’s principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM, its subsidiaries and unrelated employers, and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo is serving as investment manager with respect to these shares and in that capacity it has the sole power to direct the trustee as to the voting and disposition of these shares. Because of the trustee’s limited role, beneficial ownership of First Plaza Group Trust’s shares by the trustee is disclaimed. The address of GMIMCo is 767 Fifth Avenue, New York, New York 10153.

(13)	The address of Bank of America Corporation is 600 Montgomery Street, San Francisco, California 94111. Bank of America Corporation is an affiliate of a broker-dealer.

DESCRIPTION OF CAPITAL STOCK

      Upon completion of this offering and assuming the filing of an amended and restated certificate of incorporation, our authorized capital stock will consist of 500,000,000 shares of common stock, $0.001 par value and 50,000,000 shares of preferred stock, $0.001 par value. As of March 31, 2005, there were 71,500,000 shares of our common stock outstanding, as adjusted to reflect the conversion of all outstanding shares of our preferred stock into common stock on the closing of this offering, that were held of record by 16 stockholders, and options to purchase 3,704,145 shares of common stock were outstanding. We will have a total of                      shares of common stock outstanding following this offering.

      The following description assumes the filing of an amended and restated certificate of incorporation upon the closing of this offering. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws, both of which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Common Stock

      Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at the times and in the amounts as our board of directors may from time to time determine. All dividends are non-cumulative. In the event of the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of preferred stock, if any, then outstanding. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Our board of directors is divided into three classes, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. See “Management — Composition of Board.” The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. There are no sinking fund provisions applicable to our common stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

      Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 500,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock following this offering.

Registration Rights

      After the SEC declares this registration statement effective, and assuming we comply with various other requirements, the holders of approximately            shares of common stock will hold registration

rights. These rights are held under the terms of an agreement between us and various stockholders. Under the terms of this agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for other security holders, we must give the holders of registration rights notice of such registration and include a portion of their shares of common stock in such registration if they so choose at our expense. In addition, some holders of registration rights may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock. We are required to use our commercially reasonable efforts to effect such registration. All of these registration rights are subject to specific conditions and limitations, among them the right of the underwriters of any offering to limit the number of shares included in such registration and our right not to effect a registration in specific situations. Under this agreement, we have agreed to bear all registration expenses (other than underwriting discounts and commissions and fees), and specific fees and disbursements of counsel of the holders of registration rights. We have agreed to indemnify the holders of registration rights against specific liabilities under the Securities Act. We are bearing all such costs related to the registration statement of which this prospectus is a part. A summary of the terms of such registration rights is described below.

      Demand Registration Rights. At any time 180 days after the closing of this offering, the holders of at least a majority of the shares held by the private equity investors having registration rights and at least a majority of the shares held by M&C International, including shares transferred by M&C International to Mr. Sanford prior to the consummation of this offering, can each demand that we file a registration statement for those shares. We will effect the registration as requested, unless the underwriters decide to limit the number of shares that may be included in the registration due to marketing factors. We are only obligated to satisfy three demand registrations for M&C International, two demand registrations for the private equity investors other than entities affiliated with Tudor Investment Corporation, or Tudor, and one demand registration for Tudor, and we may defer a registration by up to 90 days under specified circumstances once per 12-month period.

      Piggyback Registration Rights. If we register any securities for public sale, the shares of the private equity investors having registration rights and the shares held by M&C International, including shares transferred by M&C International to Mr. Sanford prior to the consummation of this offering, and Bank of America Corporation having registration rights may include their shares in the registration statement. The underwriters have the right to limit the number of shares having registration rights that may be included in the registration statement, and the shares, if any, to be included in the registration statement are allocated 61.75% to the private equity investors, 33.25% to M&C International, including shares transferred by M&C International to Mr. Sanford prior to the consummation of this offering, and 5% to Bank of America Corporation. In this initial public offering,            shares held by the private equity investors are included,            shares held by M&C International are included, no shares held by Mr. Sanford are included, and            shares held by Bank of America Corporation are included.

      Form S-3 Registration Rights. If we are eligible to file a registration statement on Form S-3, any holders of the shares having registration rights can demand that we file a registration statement on Form S-3 or any similar short-form registration statement, so long as the aggregate offering value of securities to be sold under the registration statement on Form S-3 or any similar short-form registration statement is at least $10 million. We may defer a registration by up to 90 days under specified circumstances once per 12-month period. We are not obligated to include in any Form S-3 registration that is not underwritten the shares of the private equity investors or M&C International, including shares transferred by M&C International to Mr. Sanford prior to the consummation of this offering, who would be permitted to sell all of their securities pursuant to Rule 144 during the 90 day period commencing on the effective date of any Form S-3 registration.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

      Delaware Statute. Upon consummation of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless (with some exceptions):

•	Prior to such date, the board of directors of the corporation approved either the business, combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      Generally, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders.

      Charter Provisions. Following the completion of this offering, our amended and restated certificate of incorporation and bylaws will contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of our company, including changes a stockholder might consider favorable. These could have the effect of decreasing the market price of our common stock. In particular, our amended and restated certificate of incorporation and bylaws, as applicable, among other things, will:

•	divide our board of directors into three separate classes serving staggered three-year terms, which will have the effect of requiring at least two annual stockholder meetings instead of one, to replace a majority of our directors, which could have the effect of delaying of preventing a change in our control or management;

•	provide that special meetings of stockholders can only be called by our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer). In addition, the business permitted to be conducted at any special meeting of stockholders is limited to the business specified in the notice of such meeting to the stockholders;

•	provide for an advance notice procedure with regard to business to be brought before a meeting of stockholders which may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management;

•	eliminate the right of stockholders to act by written consent so that all stockholder actions must be effected at a duly called meeting;

•	provide that directors may only be removed for cause with the approval of stockholders holding a majority of our outstanding voting stock;

•	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum and that our board of directors may fix the number of directors by resolution;

•	allow our board of directors to issue shares of preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights and the right to approve or not to approve an acquisition or other change in control, of the holders of common stock, without any further vote or action by the stockholders; and

•	not provide for cumulative voting for our directors, which may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our board of directors.

      These provisions may have the effect of discouraging third party from acquiring us, even if doing so would be beneficial to our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of the proposed terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Limitation of Liability and Indemnification of Officers and Directors

      Our certificate of incorporation includes provisions that limit the personal liability of our officers and directors for monetary damages for breach of their fiduciary duties as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. The Delaware General Corporation Law does not permit a provision in a corporation’s Certificate of Incorporation that would eliminate such liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

      While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions described above apply to an officer of a corporation only if he or she is a director of such corporation and is acting in his or her capacity as director, and do not apply to the officers of the corporation who are not directors.

      Our bylaws provide that, to the fullest extent permitted by the Delaware General Corporation Law, we may indemnify our directors, officers and employees and agents. In addition, we have entered into an indemnification agreement with each of our executive officers and directors pursuant to which we have agreed to indemnify each such executive officer and director to the fullest extent permitted by the Delaware General Corporation Law. These agreements, among other things, provide for indemnification of our directors for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as an officer or director. We believe these provisions and agreements are necessary to attract and retain qualified persons as executive officers and directors. At present, there is no pending litigation or proceeding involving any of our directors or executive officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Listing

      We have applied for the listing of our common stock on the New York Stock Exchange under the symbol “GCA”.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF GUARANTEE

      In 2004, our operating subsidiary, Global Cash Access, Inc., issued $235 million in aggregate principal amount of 8 3/4% senior subordinated notes due 2012. The senior subordinated notes were issued pursuant to an indenture among Global Cash Access, Inc., as issuer, Central Credit, LLC, as guarantor, and one or more trustees. You should refer to the indenture, which was previously filed with the SEC as an exhibit to the registration statement on Form S-4 (Registration No. 333-117218), for a complete description of the senior subordinated notes.

      Effective upon the consummation of this offering of common stock, we will guarantee the obligations of Global Cash Access, Inc. under the senior subordinated notes.

      Our guarantee will be full and unconditional, so that, subject to the subordination described below, if Global Cash Access, Inc. defaults in the payment of the principal of, premium, if any, or interest on the senior subordinated notes when and as the same shall become due, whether upon maturity, acceleration, call for redemption or otherwise, without the necessity of action by the trustee or any holder of senior subordinated notes, we shall be required to make such payment immediately and fully, and if we don’t, any holder of senior subordinated notes may immediately bring suit directly against us for payment of all amounts due and payable.

      Our guarantee of the senior subordinated notes will be subordinate to our existing guarantee of the senior secured credit facilities in the same manner as the rights of holders of the senior subordinated notes to payment in full are subordinate to those of the lenders under our senior secured credit facilities.

      Our guarantee will be joint and several with the existing guarantee of the same obligations by Central Credit, LLC.

      We conduct substantially all of our business through Global Cash Access, Inc. and its subsidiaries and do not own any material assets other than all of the stock of Global Cash Access, Inc. Our obligations under the guarantee are as a secondary obligor, and such obligations are subordinated to our obligations under our existing guarantee of the senior secured credit facilities, as described above. We are presently dependent on the receipt of dividends or other payments from Global Cash Access, Inc. to make payments on both guarantees.

      No stockholder, officer or director, past, present or future of us or any successor corporation shall have any personal liability in respect of our obligations under the guarantee by reason of his, her or its status as such stockholder, officer or director.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices.

      Upon completion of this offering, we will have outstanding                      shares of our common stock. Of these shares, the                      shares sold by us and the selling stockholders in the offering (plus any shares issued upon exercise of the underwriters’ over-allotment option) will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act (generally, our officers, directors and 10% stockholders). Shares purchased by affiliates may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with limitations of Rule 144 as described below.

      The remaining                      shares outstanding are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k), or 701 promulgated under the Securities Act, which are summarized below. All of these shares are subject to lock-up agreements pursuant to which the stockholder has agreed not to offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k), and 701, shares subject to lock-up agreements may not be sold until such agreements expire or are waived by the designated underwriters’ representative. Taking into account the lock-up agreements, and assuming we and Goldman, Sachs & Co. and J.P. Morgan Securities Inc. do not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of the offering, only the shares sold in this offering will be immediately available for sale in the public market;

•	an additional shares will become eligible for sale pursuant to Rule 144 beginning 180 days after the date of this prospectus. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to volume restrictions as described below; and

•	an additional shares will become eligible for sale in the public market pursuant to Rule 144 at various dates in the future.

      After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under (i) a standalone stock option agreement with Harry Hagerty, our Chief Financial Officer, and (ii) our 2005 Stock Incentive Plan. Based upon the number of shares subject to outstanding options, including Mr. Hagerty’s option, and currently reserved for issuance under our 2005 Stock Incentive Plan, this registration statement on Form S-8 would cover approximately 4,563,830 shares in addition to annual increases in the number of shares available under the 2005 Stock Incentive Plan pursuant to the terms of such plan. Shares registered under this registration statement will generally be available for sale in the open market immediately after the 180-day lock-up agreements expire or earlier if we and Goldman, Sachs & Co. and J.P. Morgan Securities Inc. release the stockholders from the lock-up agreements.

      Also beginning six months after the date of this offering, holders of                      shares of our common stock will be entitled to rights with respect to registration of these shares for sale in the public market. For more information, see “Description of Capital Stock — Registration Rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

      Rule 144. In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up agreements, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: one percent of the number of shares of common stock then outstanding (which will equal approximately                      shares immediately after the offering) or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

      Rule 701. In general, beginning 90 days after the effective date, each of our directors, officers, employees, consultants, or advisors who purchased shares pursuant to a written compensatory plan or contract prior to this offering may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES

FOR NON-UNITED STATES STOCKHOLDERS

      This is a general summary of material United States Federal income and estate tax considerations with respect to your acquisition, ownership and disposition of common stock if you are a beneficial owner of shares other than:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to United States Federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust that existed on August 20, 1996, was treated as a United States person on August 19, 1996, and elected to be treated as a United States person.

      This summary does not address all of the United States Federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States Federal income tax laws (such as a “controlled foreign corporation,” “passive foreign investment company,” “foreign personal holding company,” company that accumulates earnings to avoid United States Federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities or former United States citizen or resident). This summary does not discuss any aspect of state, local or non-United States taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (“Code”), Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service (“IRS”) and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended as tax advice.

      If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

      WE URGE PROSPECTIVE NON-UNITED STATES STOCKHOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

      In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for United States Federal income tax purposes will be subject to United States withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for United States Federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend for United States federal income tax purposes will constitute a return of capital and be treated first as reducing your basis in your shares of common stock, but not below zero, and, to the extent it exceeds your basis, as gain from the disposition of your shares of common stock.

      Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if particular income tax treaties apply, are attributable to a United States permanent establishment maintained by you) generally will not be subject to United States withholding tax if you comply with applicable certification and disclosure requirements. Instead, such effectively connected dividends generally will be subject to United States Federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to United States persons. If you are a corporation, effectively connected dividends may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a United States permanent establishment maintained by you may be eligible for a reduced rate of United States withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

      If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service. If you hold our common stock through a foreign partnership or a foreign intermediary, in addition to your compliance with the certification requirements described above, applicable certification requirements will also generally require that the foreign partnership or foreign intermediary provide additional certification.

Sale or Other Disposition of Common Stock

      You generally will not be subject to United States Federal income tax on any gain realized upon the sale or other disposition of your shares of common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States (and, under applicable income tax treaties, is attributable to a United States permanent establishment you maintain);

•	you are an individual, you hold your shares of common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	we are or have been a “United States real property holding corporation” for United States Federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of common stock, and so long as our common stock is regularly traded on an established securities market, you actually or constructively hold or have held (at any time during the shorter of the five-year period preceding disposition or your holding period for your shares of common stock) more than 5% of our common stock.

      If you have gain that is described in the first bullet point above, such gain generally will be subject to United States Federal income tax, net of certain deductions, at the same rates applicable to United States persons. If you are a corporation, the branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from United States tax under the treaty. If you are described in the second bullet point above, you generally will be subject to United States Federal income tax at a rate of 30% on the gain realized, although the gain may be offset by some United States source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

      We must report annually to the IRS and to you the amount of dividends or other distributions we pay to you on your shares of common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

      The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons. You will generally not be subject to backup withholding tax on dividends you receive on your shares of common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-United States person or you are a corporation or one of several types of entities and organizations that qualify for exemption (an “exempt recipient”).

      Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of common stock outside the United States through a foreign office of a foreign broker that does not have requisite connections to the United States. However, if you sell your shares of common stock through a United States broker or the United States office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-United States person or you are an exempt recipient. Information reporting (and backup withholding if the appropriate certification is not provided) also apply if you sell your shares of common stock through a foreign broker deriving more than a specified percentage of its income from United States sources or having requisite connections to the United States.

      Any amounts withheld with respect to your shares of common stock under the backup withholding rules will be refunded to you or credited against your United States Federal income tax liability, if any, by the IRS if the required information is furnished to the IRS in a timely manner.

      If you hold our common stock through a foreign partnership or a foreign intermediary, in addition to your compliance with the certification requirements described above, applicable certification requirements will also generally require that the foreign partnership or foreign intermediary provide additional certification.

Estate Tax

      Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States Federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for United States Federal estate tax purposes and therefore may be subject to United States Federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

      We, the selling stockholders and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are the joint book-running managers for this offering and the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Banc of America Securities LLC
Bear, Stearns & Co. Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
SG Cowen & Co., LLC
Wachovia Capital Markets, LLC
Total

      The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional            shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

      The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. The amounts in the selling stockholders table are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from the selling stockholders.

Paid by Us

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

      Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

      We, our officers, directors and each of our stockholders, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

      The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the period the company issues an earnings release or announce material news or a material event; or (2) prior to the expiration of the period, the company announces that it will release earnings results during the 16-day period beginning on the last day of the period, in which case the relevant restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

      Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the company, the selling stockholders and the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of its business potential and earnings prospects, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

      An application has been made to list the common stock on the New York Stock Exchange under the symbol “GCA.” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders and thereby establish at least 1,100,000 shares in the public float having a minimum aggregate market value of $60 million.

      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

      Each underwriter will represent, warrant and agree that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the

United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended); (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

      The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

      The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

      The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

      The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

      At our request, the underwriters are reserving up to                      shares of common stock for sale at the initial public offering price to parties that have a pre-existing relationship with the company through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

      We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          .

      The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

      Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company and its affiliates, for which they received or will receive customary fees and expenses. The company separately engaged Banc of America Securities LLC to provide financial advisory services in connection with the modification of the company’s senior secured credit facilities, and it has received a fee from the company in connection therewith. Banc of America Securities LLC is also an affiliate of Bank of America, N.A., which is the administrative agent, collateral agent and a lender under the company’s senior secured credit facilities and Banc of America Securities LLC was the sole lead arranger and sole book runner of the company’s senior secured credit facilities. Bank of America Corporation owns 3,567,850 shares of our capital stock. Bank of America Corporation is an affiliate of Banc of America Securities LLC and has chosen to sell a portion of its equity shares on a pari passu basis and upon the same terms and conditions applicable to all holders of our equity shares. Gross proceeds to this affiliate of the underwriters are estimated to be approximately $                    (and approximately $                    if the underwriters exercise their option to purchase                     additional shares in full).

LEGAL MATTERS

      Morrison & Foerster LLP, Palo Alto, California, will pass for us on the validity of the common stock offered hereby. Latham & Watkins LLP, Menlo Park, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

EXPERTS

      The consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

      Our operating subsidiary, Global Cash Access, Inc., has filed a registration statement on Form S-4 under the Securities Act with the SEC to register 8 3/4% senior subordinated notes due 2012. Thereafter, Global Cash Access, Inc. has been subject to the reporting requirements of the Exchange Act and has filed various periodic and other reports with the SEC. These periodic reports and other information is available for inspection and copying at the SEC’s public reference facilities referred to below and the web site of the SEC referred to below.

      Global Cash Access Holdings, Inc. has not previously been subject to the reporting requirements of the Exchange Act. Global Cash Access Holdings, Inc. filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the offer and sale of common stock pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the SEC and no reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, CA 90036-3648. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The Commission also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. For further information pertaining to the common stock offered by this prospectus and Global Cash Access, Inc. reference is made to the registration statement.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act of 1934, as amended, and will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC’s public reference facilities and the web site of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Global Cash Access Holdings, Inc. and subsidiaries
Las Vegas, Nevada

      We have audited the accompanying consolidated balance sheets of Global Cash Access Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, stockholders’ (deficiency) equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Global Cash Access Holdings, Inc. and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP

Las Vegas, Nevada

March 10, 2005

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	2004	2003

	(In thousands)
ASSETS
Cash and cash equivalents	$49,577	$23,423
Settlement receivables	30,357	20,307
Receivables, other	4,641	6,510
Prepaid and other assets	13,725	954
Property, equipment and leasehold improvements, net	10,341	15,129
Goodwill	156,733	156,685
Other intangibles, net	16,546	20,619
Deferred income taxes, net	214,705	—

Total assets	$496,625	$243,627

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY AND MEMBERS’ CAPITAL
Liabilities:
Settlement liabilities	$42,192	$22,968
Accounts payable	20,617	18,016
Accrued expenses	12,258	3,396
Borrowings	478,250	—

Total liabilities	553,317	44,380

Commitments and contingencies
Minority interest	87	—

Stockholders’ deficiency and members’ capital
Common stock — series A, $0.001 par value, 97,500 shares authorized and 31,775 shares outstanding at December 31, 2004	32	—
Common stock — series B, $0.001 par value, 13,000 shares authorized and 400 shares outstanding at December 31, 2004	—	—
Convertible preferred stock — series A, $0.001 par value, 39,325 shares authorized and 31,720 shares outstanding at December 31, 2004	32	—
Convertible preferred stock — series B, $0.001 par value, 13,000 shares authorized and 7,605 shares outstanding at December 31, 2004	8	—
Accumulated deficit	(58,801)	—
Accumulated other comprehensive income	1,950	1,741
Members’ capital	—	197,506

Total stockholders’ deficiency and members’ capital	(56,779)	199,247

Total liabilities and stockholders’ deficiency and members’ capital	$496,625	$243,627

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Years Ended December 31, 2004, 2003, and 2002

	2004	2003	2002

	(In thousands except
	per share)
REVENUES:
Cash advance	$209,962	$186,547	$182,754
ATM	158,433	132,341	119,424
Check services	23,768	26,326	29,412
Central Credit and other revenues	10,840	10,500	10,303

Total revenues	403,003	355,714	341,893
Cost of Revenues	270,112	232,463	216,658

GROSS PROFIT	132,891	123,251	125,235
Operating expenses	(45,322)	(45,430)	(57,649)
Amortization	(5,672)	(6,508)	(6,512)
Depreciation	(7,876)	(7,553)	(5,308)

Operating Income	74,021	63,760	55,766

INTEREST INCOME (EXPENSE), NET
Interest income	1,318	1,312	1,283
Interest expense	(33,343)	(6,762)	(6,216)

Total interest income (expense), net	(32,025)	(5,450)	(4,933)

Income Before Income Tax Benefit
(Provision) and Minority Ownership Loss	41,996	58,310	50,833
Income Tax Benefit (Provision)	212,346	(321)	(1,451)

Income Before Minority Ownership Loss	254,342	57,989	49,382
Minority Ownership Loss	213	400	1,040

NET INCOME	254,555	58,389	50,422
Foreign currency translation	209	2,054	20

Comprehensive Income	$254,764	$60,443	$50,442

Earnings per share
Basic	$7.91	$1.81	$1.57

Diluted	$3.52	$0.82	$0.71

Weighted average number of common shares outstanding:
Basic	32,175	32,175	32,175
Diluted	72,222	71,500	71,500
Pro Forma Computation Related to Conversion to Corporation For Income Tax Purposes
Income before income tax benefit (provision) and minority ownership loss — historical	$41,996	$58,310	$50,833
Income tax provision — historical, exclusive of tax benefit, net	(10,519)	(321)	(1,451)
Pro forma income tax provision (unaudited)	(4,600)	(20,741)	(16,940)
Minority ownership loss — historical	213	400	1,040

Pro Forma Net Income (Unaudited)	$27,090	$37,648	$33,482

Pro forma earnings per share:
Basic	$0.84	$1.17	$1.04

Diluted	$0.38	$0.53	$0.47

Pro forma weighted average number of common shares outstanding
Basic	32,175	32,175	32,175
Diluted	72,222	71,500	71,500

See notes to consolidated financial statements.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDER’S (DEFICIENCY) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Common Stock —		Common Stock —		Preferred Stock —		Preferred Stock —
	Series A		Series B		Series A		Series B			Accumulated
										Other
	Number of		Number of		Number of		Number of		Accumulated	Comprehensive	Members’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	Income	Capital	Total

	(In thousands except shares)
BALANCE — January 1, 2002	—	$—	—	$—	—	$—	—	$—	$—	$(333)	$205,535	$205,202
Net income											50,422	50,422
Foreign currency translation										20		20
Distributions to members											(53,373)	(53,373)

BALANCE — December 31, 2002	—	—	—	—	—	—	—	—	—	(313)	202,584	202,271
Net income											58,389	58,389
Foreign currency translation										2,054		2,054
Distributions to members											(63,467)	(63,467)

BALANCE — December 31, 2003	—	—	—	—	—	—	—	—	—	1,741	197,506	199,247
Net income before change in tax status											227,121	227,121
Foreign currency translation										209		209
Distributions to members											(73,028)	(73,028)
Deemed distributions to members											(3,166)	(3,166)
Deemed contributions from members											964	964
Redemption of membership units											(435,560)	(435,560)
Change in tax status from a limited liability company to a corporation on May 14, 2004	31,775,250	32	399,750	—	31,720,000	32	7,605,000	8	(86,235)		86,163	—
Net income after change in tax status									27,434			27,434

BALANCE — December 31, 2004	31,775,250	$32	399,750	$—	31,720,000	$32	7,605,000	$8	$(58,801)	$1,950	$—	$(56,779)

See notes to consolidated financial statements.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004, 2003 AND 2002

	2004	2003	2002

	(In thousands)
Cash Flows from Operating Activities:
Net income	$254,555	$58,389	$50,422
Adjustments to reconcile net income to cash provided by operating activities:
Amortization of financing costs	1,618	—	—
Amortization of intangibles	5,672	6,508	6,512
Depreciation	7,876	7,553	5,308
Loss(gain) on sale or disposal of assets	179	458	(151)
Deferred income taxes	(214,665)	—	—
Minority ownership loss	(213)	(400)	(1,040)
Changes in operating assets and liabilities:
Settlement receivables	(9,815)	795	12,643
Receivables, other	(659)	(2,710)	(5,693)
Prepaid and other assets	(475)	44	360
Settlement liabilities	18,995	(34,289)	13,645
Accounts payable	2,588	1,031	538
Accrued expenses	9,556	(3,908)	(580)

Net cash provided by operating activities	75,212	33,471	81,964

Cash Flows from Investing Activities:
Purchase of property, equipment and leasehold improvements	(3,261)	(6,012)	(7,785)
Purchase of other intangibles	(1,600)	(1,035)	(1,965)

Net cash used in investing activities	(4,861)	(7,047)	(9,750)

Cash Flows from Financing Activities:
Borrowings under credit facility	484,087	—	—
Repayments under credit facility	(16,750)	—	—
Debt issuance costs	(3,000)	—	—
Minority capital contributions	300	400	1,040
Redemption of membership interests and distributions to partners	(508,587)	(63,467)	(53,373)

Net cash used in financing activities	(43,950)	(63,067)	(52,333)

Net effect of exchange rate changes on cash and cash equivalents	$(247)	$2,482	$203

Net increase (decrease) in cash and cash equivalents	26,154	(34,161)	20,084
Cash and cash equivalents — beginning of period	23,423	57,584	37,500

Cash and cash equivalents — end of period	$49,577	$23,423	$57,584

Supplemental Disclosure of Cash Flow Information:
Cash paid during year for:
Interest	$25,689	$6,839	$6,082

Income taxes	$407	$1,636	$1,740

Supplemental schedule of non-cash investing and financing activities:
Contribution related to forgiveness of related party payable	$964

Distribution related to forgiveness of related party receivable	$3,166

Debt issuance costs treated as a reduction of credit facility proceeds	$10,913

See notes to consolidated financial statements.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Business and Basis of Presentation

      Global Cash Access Holdings, Inc. is a holding company, the principal asset of which is the capital stock of Global Cash Access, Inc. (“GCA”). Unless otherwise indicated, the terms “the Company,” “we,” “us” and “our” refer to Global Cash Access Holdings, Inc. together with its consolidated subsidiaries (“Holdings”). Holdings was formed on February 4, 2004, to hold all of the outstanding capital stock of GCA and to guarantee the obligations under our senior secured credit facilities (see further discussion at Note 7). On May 14, 2004, the Company was incorporated under the laws of Delaware and became known as GCA Holdings, Inc. Prior to May 14, 2004, the Company operated as a limited liability company and was known as GCA Holdings, L.L.C. The accompanying consolidated financial statements present the operations of the Company as-if Holdings had been in existence for all periods presented.

      GCA is a financial services company that provides cash access products and services to the gaming industry. The Company’s cash access products and services allow gaming patrons to access funds through a variety of methods, including credit card cash advances, point-of-sale debit card cash advances, automated teller machine (“ATM”) withdrawals, check cashing transactions and money transfers. These services are provided to patrons at gaming establishments directly by the Company or through one of its consolidated subsidiaries: CashCall Systems, Inc. (“CashCall”), Global Cash Access (BVI), Inc. (“BVI”) or QuikPlay, LLC (“QuikPlay”).

      The Company also owns and operates one of the leading credit reporting agencies in the gaming industry, Central Credit, LLC (“Central”), and provides credit-information services to gaming establishments and credit-reporting history on gaming patrons to the various gaming establishments. Central operates in both international and domestic gaming markets.

      The accompanying consolidated financial statements include the accounts of Holdings and its consolidated subsidiaries: GCA, CashCall, Central, BVI and QuikPlay.

      CashCall is a Canadian corporation directly owned by GCA that provides consumer cash access to gaming establishments in Canada through card cash advance transactions. On August 30, 2001, GCA established a United Kingdom branch to provide credit and debit card cash advance and ATM withdrawal transactions to gaming patrons in the United Kingdom. The branch did not initiate these transactions until early 2002 when the regulatory approval to perform these types of transactions in gaming establishments was granted by Parliament.

      BVI is a British Virgin Islands corporation that we established as a holding company for future international operations growth. BVI was established on December 16, 2004, and has no operations or assets as of December 31, 2004.

      QuikPlay is a joint venture formed on December 6, 2000, owned 60% by GCA and 40% by International Game Technology (“IGT”). IGT is one of the largest manufacturers of gaming equipment in the United States. QuikPlay was formed to develop cash advance capabilities to gaming patrons at or near the point of play. This product was in the initial development stages until August 28, 2003, at which time it received a Phase II approval letter issued by Gaming Laboratories International, Inc. providing regulatory approval to commence operations on a pilot tribal gaming location. Additional regulatory approval must still be obtained for all future tribal locations and non-tribal locations, but management has determined that the QuikPlay product is no longer in the development stage. As GCA is the managing member of this entity, it has been consolidated in the Company’s consolidated financial statements for all periods presented.

      The Company provides some services in conjunction with companies wholly owned by First Data Corporation (“First Data”), including TRS Recovery Services, Inc., and TeleCheck Services, Inc.,

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(collectively “TeleCheck”), and Western Union Financial Services, Inc. (“Western Union”). Prior to March 10, 2004, First Data owned 67% of the Company (see further discussion at Restructuring of Ownership below). GCA is a money transfer agent for Western Union, a wholly owned subsidiary of First Data. Western Union contracts directly with the casinos and provides GCA commissions on the transactions processed by the casino. These commissions are included as part of other revenues in the accompanying consolidated statements of income.

      The Company markets check authorization services to gaming establishments pursuant to the TeleCheck Marketing Agreement dated July 9, 1998, as amended March 10, 2004. GCA, through TeleCheck, provides gaming establishments who are merchant subscribers check warranty services. GCA provides marketing and customer service to the gaming establishment on behalf of TeleCheck. Because GCA controls the primary customer relationship and GCA can choose to offer check warranty products other than those of TeleCheck (including our own), we view TeleCheck as our agent with respect to these services. Under the TeleCheck Marketing Agreement, as amended, GCA receives the monthly fee charged to gaming establishments, net of actual warranty losses and operating expenses reported by TeleCheck. GCA records the gross monthly fee charged to the gaming establishments in check services revenue. The actual warranty losses billed by TeleCheck are recorded as part of cost of revenues. At month end, GCA estimates a liability for unpresented warranty claims and adjusts the month end accrual and warranty expense as necessary. The operating expenses invoiced by TeleCheck are recorded as part of operating expenses.

Restructuring of Ownership

      On December 10, 2003, the principal owners of GCA, First Data Financial Services, LLC (“FDFS”) and FDFS Holdings, LLC (both of which are subsidiaries of First Data) and M&C International (“M&C”), entered into a restructuring agreement with the principals of M&C. This restructuring agreement and the subsequent amendments provided for the recapitalization of GCA’s membership so that all of the membership units in GCA were contributed to Holdings. GCA is a wholly owned subsidiary of Holdings.

      Pursuant to the Restructuring of Ownership, all of the membership units in Holdings owned by FDFS Holdings, LLC were redeemed for an aggregate amount of $435.6 million. Additionally, some of M&C’s membership units in Holdings were redeemed for $38.0 million.

      Immediately prior to the redemption of First Data’s and M&C’s membership units in Holdings, M&C sold to Bank of America Corporation a portion of M&C’s membership units in Holdings for an aggregate purchase price of $20.2 million. Additionally as part of the Restructuring of Ownership, a $12.1 million distribution was made to M&C that was paid directly to Bank of America for settlement of a loan between Bank of America and M&C.

      Upon the consummation of the restructuring transaction, which was completed on March 10, 2004, Holdings was approximately 95% owned by M&C and approximately 5% owned by a wholly owned subsidiary of Bank of America Corporation.

Securities Purchase and Exchange Agreement

      On April 21, 2004, and as amended on May 13, 2004, Holdings and the owners of Holdings entered into a Securities Purchase and Exchange Agreement (“Securities Purchase Agreement”) whereby equity interests in Holdings were sold to private equity investors for an aggregate purchase price of $316.4 million. Under the terms of the Securities Purchase Agreement, approximately 55% of the equity interests in Holdings held by M&C were sold to the investors. The Company did not receive any proceeds under the private equity restructuring.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Additionally, Holdings and each of their wholly owned subsidiaries that were not corporations agreed, among other things, to convert from limited liability companies to corporations organized under the laws of Delaware (the “Conversion”), and to exchange membership units in Holdings for various classes of common and preferred stock. Upon the consummation of the security purchase transaction, Holdings was approximately 55% owned by the private equity investors, 40% owned by M&C and 5% owned by Bank of America.

      On May 14, 2004, the Company changed its tax status from a limited liability company to a taxable corporation organized under the laws of Delaware. In accordance with generally accepted accounting principles, upon conversion to a taxable entity the Company recorded an income tax benefit to establish a net deferred tax asset attributed to differences between the financial reporting and the income tax basis of assets and liabilities (see further discussion in Note 10). The consolidated statements of income have been expanded to reflect the unaudited pro forma impact had the Company been a taxable entity for all periods presented.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements presented for the years ended December 31, 2004, 2003 and 2002 and as of December 31, 2004 and 2003 include the accounts of Global Cash Access Holdings, Inc. and its subsidiaries. As part of the Restructuring of Ownership on March 10, 2004, an affiliated company, CashCall, was contributed to GCA by the former owners. The financial statements also include CashCall as a combined entity for the period prior to its contribution on March 10, 2004.

      All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

      Cash and cash equivalents include cash and all balances on deposit in banks and financial institutions. The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash and cash equivalents. Such balances may at times exceed the federal insurance limits. However, the Company periodically evaluates the creditworthiness of these institutions to minimize risk.

ATM Funding Agreements

      The Company obtains all of the cash required to operate its ATMs through various ATM Funding Agreements more fully described in Note 3. Under the terms of these arrangements, the cash utilized within the ATMs is not the property of the Company. Accordingly, these funds are not included within the consolidated balance sheets.

      Some gaming establishments provide the cash utilized within the ATM (“Site-Funded”). The receivables generated for the amount of cash dispensed from transactions performed at our ATMs are owned by GCA and GCA is liable to the gaming establishment for the face amount of the cash dispensed. In the consolidated balance sheets, the amount receivable for transactions processed on these ATM transactions is included within settlement receivables and the amount due to the location for the face amount of dispensing transactions is included within settlement liabilities. As of December 31, 2004 and 2003, the Company operated 122 and 69 ATMs, respectively, that were Site-Funded.

      For our non-Site Funded locations, GCA obtains the necessary cash to service these machines through an Amended Treasury Services Agreement with Bank of America. Under the terms of this agreement, neither the cash utilized within the ATMs nor the receivables generated for the amount of

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

cash dispensed through transactions on the ATMs are owned nor controlled by GCA. Therefore, these amounts have been excluded from the consolidated balance sheets.

Settlement Receivables and Settlement Liabilities

      In the credit and debit card cash advance transactions provided by GCA and CashCall, the gaming establishment is reimbursed for the cash disbursed to gaming patrons through a check issued by either Integrated Payment Systems, Inc. or IPS Canada Inc. (“IPS”). GCA is an agent of IPS, a licensed issuer of payment instruments that is wholly owned by First Data. Pursuant to these agency relationships, GCA indemnifies IPS for any losses incurred in conjunction with credit and debit card cash advance transactions, and thus, assumes all of the risks and rewards. GCA receives reimbursement from the patron’s credit or debit card issuer for the transaction in an amount equal to the check issued to the casino plus the cash advance fee charged to the patron. This reimbursement is included within the settlement receivables on the consolidated balance sheets. GCA then remits to IPS the amount of the check issued to the casino. The amount of unpaid checks is included with settlement liabilities on the consolidated balance sheets.

Unamortized Debt Issuance Costs

      Debt issuances costs incurred in connection with the issuance of the senior secured credit facility and the senior subordinated notes are capitalized and amortized to interest expense based upon the related debt agreements using the straight-line method which approximates the effective interest method. Unamortized debt issuance costs are included in prepaid and other assets on the consolidated balance sheets.

Property, Equipment and Leasehold Improvements

      Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation, computed using the straight-line method over the lesser of the estimated life of the related assets, generally three to five years, or the related lease term. Amounts charged to expense for depreciation of property, equipment and leasehold improvements were approximately $7.9 million, $7.6 million, and $5.3 million for the years ended December 31, 2004, 2003, and 2002, respectively. Accumulated depreciation was $25.1 million and $17.2 million as of December 31, 2004 and 2003, respectively.

      Repairs and maintenance are expensed as incurred.

      Upon sale or retirement, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the consolidated statements of income.

      Property, equipment and leasehold improvements are reviewed for impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. As of December 31, 2004, the Company does not believe any of its property, equipment and leasehold improvements are impaired.

Goodwill

      Goodwill represents the excess of the purchase price over the identifiable tangible and intangible assets acquired plus liabilities assumed arising from business combinations. There was no goodwill amortization expense for the years ended December 31, 2004, 2003 and 2002.

      The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which addresses the financial accounting and reporting for intangible assets upon acquisition and subsequent to acquisition.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In January 2002 in connection with its initial application, the Company ceased amortization of goodwill, and tested the goodwill balances for impairment. As of the adoption date, the Company determined that its goodwill balances were not impaired. The Company further does not believe that any of its goodwill is impaired as of December 31, 2004 based upon the results of our annual impairment testing.

      Goodwill, net, attributable to our principal business lines consists of the following at December 31, (in thousands):

	2004	2003	2002

Cash Advance	$93,230	$93,167	$93,054
Credit Reporting	39,470	39,470	39,470
ATM	24,033	24,048	24,048

Total	$156,733	$156,685	$156,572

Other Intangible Assets

      Other intangible assets consist primarily of customer contracts (rights to provide processing services to clients) acquired through business combinations and acquisitions and capitalized software development costs. Other intangibles are amortized on a straight-line basis over periods ranging from 3 to 10 years. Amortization expense related to these intangibles totaled approximately $5.7 million, $6.5 million and $6.5 million for the years ended December 31, 2004, 2003, and 2002, respectively. Accumulated amortization of other intangible assets was $30.4 million and $25.1 million at December 31, 2004 and 2003, respectively.

      At December 31, 2004 the anticipated amortization expense related to other intangible assets is as follows (in thousands):

2005	$4,791
2006	4,135
2007	3,819
2008	1,788
2009	1,151
Thereafter	862

Total	$16,546

      The Company accounts for the costs related to computer software developed or obtained for internal use in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1 (“SOP 98-1”), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 establishes that computer software costs that are incurred in the preliminary project stage should be expensed as incurred. Costs incurred in the application development phase are capitalized and amortized over their useful lives, generally not to exceed three years. The Company capitalized $0.6 million, $1.0 million, and $2.0 million of development costs for the years ended December 31, 2004, 2003, and 2002, respectively.

Chargebacks

      The Company has established an allowance for chargebacks on credit and debit card cash advance transactions based upon past experience with losses arising from disputed charges by customers. Management periodically reviews the recorded balance to ensure the recorded amount adequately covers the expected losses to be incurred from disputed charges. The recorded allowance

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for chargebacks is included within accrued expenses on the consolidated balance sheets and had a balance of $0.1 million as of December 31, 2004 and 2003.

Net Warranty Liability

      The net warranty liability represents the cost to cover the estimated unreceived and uncollectible returned checks that TeleCheck has warranted as of December 31, 2004 and 2003. GCA is obligated to reimburse TeleCheck for all warranted items paid on the Company’s behalf. The Company has $0.5 million accrued for net warranty liability as of December 31, 2004 and 2003.

      To determine the net warranty liability, the Company determines the estimated gross warranty liability by applying the historical reimbursement percentage to the actual warranted checks for the month. The historical loss rate on reimbursed items is then applied to the difference between the estimated gross warranty liability and the actual warranty reimbursements processed within the month to arrive at the net warranty liability.

      The Company evaluates the recorded balance of the net warranty liability on a monthly basis to ensure that the recorded amount adequately covers the expected expense that will arise in future periods from losses on warranty presentments. The Company evaluates this accrual for adequacy based upon the expected warranty presentments compared to the revenue recorded for the comparable periods.

Fair Values of Financial Instruments

      The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time, based upon relevant market information about the financial instrument.

      The carrying amount of cash and cash equivalents, receivables, other, settlement receivables and settlement liabilities approximates fair value due to the short-term maturities of these instruments. The fair value of the Company’s senior secured credit facility and senior subordinated notes as of December 31, 2004 was $246.6 million and $252.3 million, respectively, with a $243.3 million and $235.0 million carrying value at December 31, 2004, respectively. The fair value of GCA’s debt is estimated based on quoted market prices for the same issue. The fair values of all other financial instruments, including amounts outstanding under the ATM funding agreements, approximate their book values as the instruments are short-term in nature or contain market rates of interest.

Revenue Recognition

      The Company recognizes revenue when evidence of an arrangement exists, services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. The Company evaluates its revenue streams for proper timing of revenue recognition.

      Cash advance revenue is comprised of the fee charged to patrons for credit and debit card cash advances and is recognized at the point an IPS check is generated by the casino cashier for the patron’s transaction or cash is dispensed from an ATM.

      ATM revenue is comprised of upfront patron transaction fees or surcharges assessed at the time the transaction is initiated and a percentage of interchange fees paid by the patron’s issuing bank. These issuing banks share the interchange revenue (reverse interchange) with GCA to cover the cost incurred by GCA to acquire the ATM transaction. Upfront patron transaction fees are recognized when a

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

transaction is initiated, and reverse interchange is recognized on a monthly basis based on the total transactions occurring during the month.

      In general, check service revenue is comprised of a fee based upon a percentage of the face amount of total checks warranted, and is recognized on a monthly basis.

      Credit reporting revenue is based upon either a flat monthly unlimited usage fee or a variable fee structure driven by the volume of patron credit histories generated. This revenue is recognized on a monthly basis based on the total transactions occurring during the month.

Cost of Revenues

      The cost of revenues represents the direct costs required to perform revenue generating transactions. The principal costs included within cost of revenues are commissions paid to gaming establishments, interchange paid to credit and debit card networks, transaction processing fees to our transaction processor and check cashing warranties.

Advertising Costs

      The Company expenses advertising costs as incurred. Total advertising expense, included in operating expenses in the consolidated statements of income, was $0.7 million, $0.6 million, and $1.3 million for the years ended December 31, 2004, 2003, and 2002, respectively.

Project Development Costs

      Some costs of start-up activities are expensed as incurred. During the years ended December 31, 2004, 2003, and 2002, the Company expensed $0, $0.7 million, and $2.6 million, respectively, in project development costs, which related primarily to activities associated with software and hardware development for QuikPlay. As the Company had not received regulatory approval to commence operations until August 2003, all costs incurred for capitalizable development activities were expensed. Such expenses were $0.5 million, and $1.5 million for the years ended December 31, 2003 and 2002, respectively, and are included within operating expenses on the consolidated statements of income.

Income Taxes

      As a result of the change in tax status resulting from the change in the Company’s organization as a limited liability company to a corporation, the Company is no longer a pass-through entity for U.S. income tax purposes. Income tax expense includes U.S. and international income taxes, plus the provision for U.S. taxes on undistributed earnings of international subsidiaries not deemed to be permanently invested. Since it is management’s practice and intent to reinvest the earnings in the operations of CashCall, U.S. federal income taxes have not been provided on the undistributed earnings of this subsidiary. Some items of income and expense are not reported in tax returns and financial statements in the same year. The tax effect of such temporary differences is reported as deferred income taxes.

Foreign Currency Translation

      Foreign currency denominated assets and liabilities for those foreign entities for which the local currency is the functional currency are translated into U.S. dollars based on exchange rates prevailing at the end of each year. Revenues and expenses are translated at average exchange rates during the year. The effects of foreign exchange gains and losses arising from these translations are included as a component of other comprehensive income. Translation gains and losses on intercompany balances of a long-term investment nature are also recorded as a component of other comprehensive income.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Internally Developed Software

      The Company accounts for the costs related to computer software developed or obtained for internal use in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1 (“SOP 98-1”), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 establishes that computer software costs that are incurred in the preliminary project stage should be expensed as incurred. Costs incurred in the application development phase and any upgrades and enhancements that modify the existing software and result in additional functionality are capitalized and amortized over their useful lives, generally not to exceed three years. These costs consist of outside professional fees related to the development of our systems. As of December 31, 2004 and 2003, costs capitalized for internally developed software were $11.8 million and $11.2 million, respectively.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in consolidated financial statements and accompanying notes. Significant estimates incorporated in the consolidated financial statements include the estimated useful lives for depreciable and amortizable assets, estimated cash flows in assessing the recoverability of long-lived assets, and estimated liabilities for chargebacks, litigation, claims and assessments. Actual results could differ from these estimates.

Earnings Applicable to Common Stock

      In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share,” basic EPS is calculated by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the effect of potential common stock, which consists of convertible preferred stock and assumed stock option exercises. The weighted-average number of common shares outstanding used in the computation of basic and diluted earnings per share is as follows at December 31,(in thousands):

	2004	2003	2002

Weighted average common shares outstanding — basic	32,175	32,175	32,175
Potential dilution from conversion of preferred shares	39,325	39,325	39,325
Potential dilution from equity grants	722	—	—

Weighted average common shares outstanding — diluted	72,222	71,500	71,500

Stock-Based Compensation

      As permitted by Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123, the Company continues to apply the provisions of Accounting Principles Board (“APB”) No. 25 and related interpretations in accounting for its employee stock-based compensation. Accordingly, the intrinsic value method is used to determine the compensation expense that is to be recognized.

      In July 2004, an option to acquire 1% of the then outstanding stock (or 722,215 shares of common stock) was granted to the Company’s Chief Financial Officer. This option represents the only outstanding stock option grant for the Company as of December 31, 2004. As all options granted had an exercise price equal to the fair value of the underlying common stock on the date of grant (or $8.046 per common share), no compensation expense has been recorded related to these grants.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table illustrates the effect on the net income if the Company had applied the fair-value recognition provisions of SFAS No. 123 to the options granted to our Chief Financial Officer for the years ended December 31, (in thousands except per share):

	2004	2003	2002

Net income, as reported	$254,555	$58,389	$50,422
Less: total stock-based compensation determined under fair-value based method for all awards, net of tax	206	—	—

Pro forma net income	$254,349	$58,389	$50,422

Earnings per share:
Basic	$7.91	$1.81	$1.57

Diluted	$3.52	$0.82	$0.71

      The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used: dividend yield of zero percent; expected volatility of 50 percent; risk-free interest rate of 4.45 percent and an expected life of six years for the option granted. The fair value per share of the option granted was $4.27.

Recently Issued Accounting Standards

      In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 46 (and subsequently revised their interpretation through February 2004), Consolidation of Variable Interest Entities (“VIEs”). FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, and establishes standards for determining under what circumstances VIEs should be consolidated with their primary beneficiary, including those to which the usual condition for consolidation does not apply. FIN 46 also requires disclosures about unconsolidated VIEs in which a company has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to VIEs created after December 31, 2003. The consolidation requirements applied to older entities in the first period ending after March 15, 2004. Some disclosure requirements apply to all financial statements issued after December 31, 2003. The adoption of FIN 46 did not have a material impact on the Company’s financial position or results of operations.

      In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.

      SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion No. 25 and generally will require us to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model, which is consistent with the terms of the award, or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.

      We are required to apply SFAS No. 123(R) to all awards granted, modified or settled in our first reporting period under U.S. GAAP beginning after June 15, 2005. We are also required to use either the “modified prospective method” or the “modified retrospective method.” Under the modified prospective

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

method, we must recognize compensation cost for all awards granted after we adopt the standard and for the unvested portion of previously granted awards that are outstanding on that date.

      Under the modified retrospective method, we must restate our previously issued financial statements to recognize the amounts we previously calculated and reported on a pro forma basis, as if the prior standard had been adopted

      Under both methods, we are permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting. The standard permits and encourages early adoption. We have commenced our analysis of the impact of SFAS 123(R), but have not yet decided: (1) whether we will elect to adopt early, (2) if we elect to adopt early, then at what date we would do so, (3) whether we will use the modified prospective method or elect to use the modified retrospective method, and (4) whether we will elect to use straight line amortization or an accelerated method.

      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

3.	ATM Funding Agreements

Wells Fargo Vault Cash Custody Agreement

      On November 17, 2003, GCA entered into a Vault Cash Custody Agreement (the “Agreement”) with Wells Fargo Bank, N.A. (“Wells Fargo”) to provide the currency needed for normal operating requirements for all of GCA’s ATMs. This agreement provided up to $300 million for GCA’s ATMs, and replaced the existing Bailment Agreement between GCA and First Data. As part of this agreement, GCA agreed that Wells Fargo shall have absolute control over all of the cash and the settlement receivables resulting from ATM transactions at all times. Under the agreement with Wells Fargo, GCA was to pay a monthly funding fee to Wells Fargo equal to average daily dollars outstanding in all ATMs multiplied by the average Federal Funds rate published by the Federal Reserve Bank of San Francisco for the month plus a margin of 30 basis points multiplied by the number of days in the calendar month.

      On March 4, 2004, the Agreement with Wells Fargo was amended to provide the currency needed for normal operating requirements for all the ATMs. Under terms of this amendment, Wells Fargo agreed to not exercise their right to terminate the Agreement for a period of 120 days and the margin utilized in the monthly funding fee computation was changed from 30 basis points to 300 basis points. Until the services were terminated, GCA was also required to maintain a $5.0 million letter of credit as security for the performance of GCA’s obligations under the Agreement. Services under terms of this agreement and the letter of credit securing GCA’s obligations terminated in June 2004.

Bank of America Amended Treasury Services Agreement

      On March 8, 2004, GCA entered into an Amendment of the Treasury Services Agreement with Bank of America, N.A. that allowed for the Company to utilize up to $300 million in funds owned by Bank

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of America to provide the currency needed for the Company’s ATMs. The transition of the ATM funding from Wells Fargo to Bank of America was completed June 8, 2004. For use of these funds, the Company pays Bank of America a cash usage fee equal to the average daily balance of funds utilized multiplied by the one-month LIBOR rate plus 25 basis points. The cash usage fee is included within interest expense on the consolidated statements of income. The cash usage fee in effect at December 31, 2004 was 2.67%.

Site Funded ATMs

      The Company operates ATMs at some customer gaming establishments where the gaming establishment provides the cash required for ATM operational needs. The Company is required to reimburse the customer for the amount of cash dispensed from these Site-Funded ATMs. As of December 31, 2004 and 2003, the Company operated 122 and 69 ATMs, respectively, that were site funded.

4.	Property, Equipment and Leasehold Improvements

      Property, equipment and leasehold improvements consist of the following as of December 31, (in thousands):

	2004	2003

ATM equipment	$26,764	$24,218
Cash advance equipment	4,760	4,306
Office and computer equipment	1,769	1,660
Leasehold and building improvements	2,115	2,115

	35,408	32,299
Less accumulated depreciation	(25,067)	(17,170)

Total	$10,341	$15,129

5.	Benefit Plans

Defined Contribution Plan

      The Company has a retirement savings plan (the “401(k) Plan”) under Section 401(k) of the Internal Revenue Code covering its employees. The 401(k) Plan allows employees to defer up to the lesser of the Internal Revenue Code prescribed maximum amount or 100% of their income on a pre-tax basis through contributions to the plan. As a benefit to employees, the Company matches a percentage of these employee contributions. Expenses related to the matching portion of the contributions to the 401(k) plan were $0.3 million, $0.3 million, and $0.4 million for the years ended December 31, 2004, 2003, and 2002, respectively.

6.	Commitments and Contingencies

Lease Obligations

      The Company leases some office facilities and operating equipment under cancelable and noncancelable agreements. Total rent expense was approximately $0.6 million, $1.3 million, and $1.7 million for the years ended December 31, 2004, 2003, and 2002, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2004, the minimum aggregate rental commitment under all non-cancelable operating leases for the years then ending was (in thousands):

2005	$488
2006	505
2007	496
2008	487
2009	475
Thereafter	475

Total	$2,926

Litigation Claims and Assessments

Canadian Goods and Services Tax (“GST”)

      In April 2004, CashCall was notified through one of its customers that the Canadian Revenue Agency (“CRA”) Appeals Division had taken a position that the customer was liable for GST tax on commissions it received in connection with the cash advance services provided by CashCall. The CRA’s position is disputed by CashCall and the customer based upon their interpretation of the Canadian Excise Tax Act (“ETA”). Under the ETA, a supply of goods or services is taxable unless it is identified as exempt specifically in the ETA. Included within this listing of exempt transactions are “financial services” transactions. The preliminary position taken by CRA is that the advancement of funds by the gaming establishment to gaming patrons in consideration for receipt of a negotiable instrument issued by CashCall is not an exempt financial services transaction.

      CRA’s position is that the customer should have collected GST tax from CashCall on the commissions it was paid, and remitted these taxes to CRA. CRA requested that our customer remit to them, on our behalf, approximately $0.6 million in GST owed related to the period under audit. Our customer has made the payments to CRA for the location under audit plus another $1.1 million related to another gaming establishment that is under their management. Since they have made these payments for tax on our behalf they have requested reimbursement of these amounts from the Company.

      In December 2004, the Company paid the amount requested related to this specific customer. In February 2005, the Company filed an application for rebate of GST for taxes paid in error with CRA. If this claim is denied, which is expected, the Company intends to defend the rebate claim through the assessment process, the appeals process and then through court, if necessary.

      The Company believes the transactions performed in Canada are financial services transactions that are exempt from GST and are therefore not taxable. As the Company has paid these obligations and as there is uncertainty related to the ability to recover these amounts through the refund claim and appeals process, the Company has deemed it appropriate to expense this payment and accrue for a liability related to future payments for this customer. Accordingly, in the year ended December 31, 2004, the Company has recorded $1.7 million in operating expenses related to this tax exposure in the accompanying consolidated income statements.

Compliance Letters from MasterCard International, Inc. and Visa USA

      In the normal course of business, the Company routinely receives letters from MasterCard International, Inc. and Visa USA (the “Associations”) regarding non-compliance with various aspects of the respective Associations bylaws and regulations as they relate to transaction processing. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company is periodically involved in discussions with its sponsoring bank and the Associations to resolve these issues. It is the opinion of management that all of the issues raised by the Associations will be resolved in the normal course of business and related changes to the bankcard transaction processing, if any, will not result in material adverse impact to the financial results of the Company.

      The Company is threatened with or named as a defendant in various lawsuits in the ordinary course of business, including the one noted above. It is not possible to determine the ultimate disposition of these matters; however, management is of the opinion that the final resolution of any threatened or pending litigation is not likely to have a material adverse effect on the financial position or results of operations of the Company.

7.	Borrowings

Senior Secured Credit Facility

      In connection with the Restructuring of Ownership, GCA entered into a new senior secured credit facility (the “Credit Facility”) in an aggregate principal amount of $280 million, consisting of a five-year revolving credit facility of $20.0 million and a six-year term loan of $260 million. Included within the revolving credit facility are a sub-facility that provides for up to $10.0 million in letters of credit and a sub-facility that provides for up to $5.0 million in swingline borrowings. The Credit Facility is secured by all of GCA’s assets, including stock of its principal subsidiaries. In addition, the Credit Facility is secured by a pledge of the stock of GCA held by the Company. The Credit Facility resulted in proceeds to the Company of $255.7 million net of issuance costs and offering expenses. Proceeds from the term loan portion of the Credit Facility were utilized to finance, in part, the Restructuring of Ownership and pay related fees and expenses.

      The term loan portion of the Credit Facility amortizes at a rate of $3.25 million per quarter for the first five years with the remaining balance to be repaid in equal quarterly installments in the sixth year. In addition, within 100 days after the end of each fiscal year, the Company is required to pay down the term loan in an amount equal to a specified percentage of excess cash flow, as defined within the agreement. For the year ended December 31, 2004, such percentage was 75% or $28.3 million. Borrowings under the Credit Facility bear interest at either i) a base rate (defined as the higher of the Bank of America prime rate or the Federal Funds rate plus 0.50%) plus an applicable margin or ii) LIBOR plus an applicable margin. For the term loan portion of the Credit Facility the applicable margin for LIBOR loans is 2.75% while base rate loans have an applicable margin of 1.75%. As of December 31, 2004, the interest rate applicable to the term loan including margin was 5.17%. Initially, for the revolving portion of the Credit Facility the applicable margin for LIBOR loans was 3.00% while base rate loans had an applicable margin of 1.75%. The applicable margin for the revolving portion of the Credit Facility is adjusted from time-to-time based upon GCA’s leverage ratio.

      As of December 31, 2004, the Company had $243.3 million in borrowings under the term loan and $3.4 million in letters of credits issued and outstanding, which reduce amounts available under the revolving portion of the Credit Facility. No borrowings were outstanding under the revolving credit portion of the Credit Facility.

Senior Subordinated Notes

      On March 10, 2004, the Company completed a private placement offering of $235 million 8.75% Senior Subordinated Notes due March 15, 2012 (the “Notes Offering”). The Notes Offering resulted in proceeds to the Company of $228.3 million net of issuance costs and offering expenses. Interest on the notes accrues based upon a 360-day year comprised of twelve 30-day months and is

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payable semiannually on March 15th and September 15th. Proceeds of the Notes Offering were utilized to finance in part the Restructuring of Ownership and pay related fees and expenses.

      All of the Company’s existing and future domestic wholly owned subsidiaries are guarantors of the notes on a senior subordinated basis. Up to 35% of these notes may be redeemed before March 15, 2007, at a price of 108.75% of face, out of the net proceeds from an equity offering. On or after March 15, 2008, the Company may redeem all or a portion of the notes at redemption prices of 104.375% on or after March 15, 2008, 102.188% on or after March 15, 2009 or 100.000% on or after March 15, 2010.

      At December 31, 2004, the minimum aggregate repayment (excluding excess cash flow payments) for all borrowings for the years then ending was (in thousands):

2005	$13,000
2006	13,000
2007	13,000
2008	13,000
2009	149,500
Thereafter	276,750

Total	$478,250

8.	Capital Stock

Common Stock

      We are authorized to issue 97,500,000 and 13,000,000 shares of series A and B common stock, respectively. Our par value per share, on each series of common stock is $0.001 and as of December 31, 2004, we have 31,775,250 and 399,750 shares outstanding of series A and B common stock, respectively.

      Subject to the rights of the holders of any outstanding shares of preferred stock, each share of series A common stock is entitled to: (i) one vote on all matters presented to the stockholders,; (ii) receive such dividends as may be declared by the board of directors out of funds legally available therefore; and (iii) in the event of our liquidation or dissolution, share ratably in any distribution of our assets.

      Subject to the rights of the holders of any outstanding shares of preferred stock, each share of series B common stock is entitled to: (i) receive such dividends as may be declared by the board of directors out of funds legally available therefore; and (ii) in the event of our liquidation or dissolution, share ratably in any distribution of our assets. Series B common stock is not entitled to vote on any corporate matters other than limited specifically defined matters such as, mergers and significant sales of assets of the Company.

Convertible Preferred Stock

      Our Charter authorizes us to issue 39,325,000 and 13,000,000 shares of $0.001 par value series A and B convertible preferred stock, respectively. As of December 31, 2004, we have 31,720,000 and 7,605,000 shares outstanding of series A and B convertible preferred stock, respectively.

      The series A and B convertible preferred stock ranks senior to our common stock with respect to payment of amounts upon liquidation, dissolution or winding up. There are no dividend preferences to our common shares or between the series of convertible preferred shares. These shares are convertible

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

into common shares at the option of the holder or automatically in connection with a qualified offering, as defined within the Amended and Restated Certificate of Incorporation. Each share of series A convertible preferred stock is entitled to one vote for all matters presented to the stockholders. Series B convertible preferred stock is not entitled to vote on any corporate matters other than limited specifically defined matters such as mergers and significant sales of assets of the Company.

      The Series A and B convertible preferred stockholders are entitled to receive, in the event that we are liquidated, dissolved or wound up, whether voluntary or involuntary, the greater of (i) $8.046 per share of series A or B convertible preferred stock plus an amount per share equal to all dividends undeclared and unpaid thereon to the date of final distribution to such holders or (ii) the amount such holder would be entitled to receive if the stock were converted immediately prior to such liquidation, dissolution or winding up (the “Liquidation Preference”). Until the series A and B convertible preferred stockholders have been paid the Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon our liquidation, dissolution or winding up. The term “Junior Stock” means our common stock and any other class of our capital stock issued and outstanding that ranks junior as to the payment of dividends or amounts payable upon liquidation, dissolution and winding up to the series A or B preferred stock. As of December 31, 2004, our preferred stock had a liquidation preference of $8.046 per share or $316.4 million.

      Each share of the series A and B preferred stock is convertible, in whole or in part at the option of the holders thereof, into shares of common stock at a conversion price of $8.046 per share of common stock (equivalent to a conversion rate of one share of common stock for each share of series of convertible preferred stock.

      Our authorized and outstanding shares of common and preferred stock reflect a stock split that was completed on January 7, 2004 and retroactively applied for all periods presented.

9.	Related Party Transactions

      Prior to March 10, 2004, First Data held a 67% ownership interest in GCA (see Restructuring of Ownership section in Note 1). In the normal course of business, First Data and its subsidiaries provided services to the Company. The Company was charged a fee by FDFS for all material services provided on its behalf based on the estimated fair value of the services provided. As part of the Restructuring of Ownership, the Company and First Data agreed to transition some corporate support functions to the Company. These services include tax, accounting, and licensing departments, corporate insurance coverage, and credit card rewards processing. These functions and responsibilities were transitioned in April 2004.

      As part of the Restructuring of Ownership, the Company and First Data agreed for First Data to continue to provide some services for a period of one year after closing. In connection with the credit and debit card cash advance transactions and the ACH check cashing transactions, the Company incurs a settlement liability to IPS for checks written to gaming properties on cash accounts of IPS. GCA generally funds IPS for the checks on the third business day after the check is issued. The Company pays a check clearing and imaging fee to IPS. IPS pays the Company interest on the outstanding checks from the time they are funded until the check has cleared the IPS bank account. The balance of outstanding checks includes short-term balances as well as checks pending escheatment. Interest is calculated daily on the total outstanding balance and the short-term cash deposits at the lesser of 7% or prime rate per annum.

      In connection with the ATM business, FDFS Holdings, LLC provided ATM funding for which it charged the Company interest. Interest was calculated daily on the total outstanding balance at the lesser of 7% or prime rate per annum. This arrangement was terminated on December 16, 2003.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      GCA markets TeleCheck check authorization and warranty services and is an agent of Western Union in gaming establishments. Under the TeleCheck Marketing Agreement and subsequent amendments, the Company receives the monthly fee revenue from all gaming establishments, less the net warranty expense for the month and an amount equal to the operating expenses. These amounts are included within check services revenue, cost of revenues, and operating expenses, respectively. As an agent under the Western Union agreement, the Company receives a monthly commission based on the total number of merchant outlets and the volume of transactions processed. This amount is included with Central Credit and other revenues in the consolidated statements of income.

      The Company made payments for software development costs to Infonox on the Web, a company owned by M&C during each of the periods presented. A portion of the software development costs are capitalized and reflected in intangible assets in the consolidated balance sheets and the remainder are classified in operating or other expenses in the consolidated statements of income.

      GCA made processing payments based on authorized transactions to USA Payments, a company owned by M&C. The processing payments have been reflected as cost of revenues and other expenses in the consolidated statements of income. Additionally, USA Payments provides pass through invoices related mainly to gateway fees and other processing charges incurred on behalf of the Company from unrelated third parties and subleases a portion of GCA’s corporate facility from GCA.

      As part of the Restructuring of Ownership, Bank of America Corporation became a minority owner of Holdings, the parent company of GCA. The Company uses Bank of America, N.A. for general corporate banking purposes and is charged monthly servicing fees for these services, which are included in operating expenses. In connection with the ATM Funding agreement, GCA obtains cash for our ATMs from Bank of America, N.A. The fees paid to Bank of America for the preparation of the cash is included within operating expenses, while the cash usage fee is included as part of interest expense.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table represents the transactions with related parties for the years ended December 31, (in thousands):

Related Party	Description of Transaction	2004	2003	2002

First Data and Subsidiaries:
IPS	Invoices paid by IPS passed through as capitalized items to GCA	$284	$215	$305
IPS	Invoices paid by IPS passed through and expensed in operating expenses by GCA	196	732	493
IPS	Check clearing & imaging charges operated by IPS	583	526	569
First Data	Other support services including tax, accounting and licensing departments, corporate insurance coverage and credit card rewards processing	35	208	208
IPS	Interest income earned by GCA on outstanding checks and short-term cash deposits	(1,128)	(983)	(1,017)
FDFS Holdings, LLC	Interest expense recorded by GCA on bailment of ATM cash	—	6,213	4,335
TeleCheck	Check guarantee revenue included in check services revenue	(22,591)	(25,449)	(29,287)
TeleCheck	Check cashing warranties	10,144	9,848	9,827
TeleCheck	Operating expenses	2,959	6,212	11,626
Western Union	Money transfer commissions earned	(355)	(371)	(477)
M&C Subsidiaries:
Infonox on the Web	Software development costs and maintenance expense	1,624	3,643	5,993
USA Payments	Transaction processing charges	2,513	3,016	2,117
USA Payments	Pass through billing related to gateway fees, telecom and other items	1,533	1,986	1,519
USA Payments	Sublease income earned for leasing out corporate office space for backup servers	(18)	(51)	—
Bank of America and Subsidiaries:
Bank of America, N.A.	Bank fees and cash preparation fees for cash accounts maintained	982	311	295
Bank of America, N.A.	Cash usage fee	$3,145	$—	$—

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table details the amounts due from(to) these related parties that are recorded as part of receivables, other, accounts payable and accrued expenses in the consolidated balance sheets as of December 31, (in thousands):

	2004	2003

First Data and Subsidiaries	$2,454	$2,058
M&C and related companies	45	3,166
Bank of America	6	1

Total included within receivables, other	$2,505	$5,225

First Data and Subsidiaries	$(3)	$(245)
USA Payment Systems	(325)	(427)
Infonox on the Web	(52)	—
Bank of America	(137)	(18)

Total included within accounts payable and accrued expenses	$(517)	$(690)

      Included within settlement liabilities on the consolidated balance sheets are $32.0 million and $17.6 million of amounts due to IPS for unpaid checks as of December 31, 2004 and 2003, respectively.

      Banc of America Securities LLC was the Initial Purchaser on GCA’s Notes Offering. In connection with this offering, GCA incurred arrangement fees and related expenses of $6.7 million. These amounts were deducted by Banc of America Securities LLC from the net proceeds of the Notes Offering, and are being amortized over the term of the notes. The remaining unamortized balance of the fees has been included within prepaid expenses on the consolidated balance sheets as of December 31, 2004.

      Bank of America, N.A. was the lead arranger for the Credit Facility. In connection with the closing of the Credit Facility, GCA incurred arrangement fees and related expenses of $4.1 million. These amounts were deducted by Bank of America from the net proceeds of the Credit Facility, and are being amortized over the term of the Credit Facility. The remaining unamortized balance of the fees has been included within prepaid expenses on the consolidated balance sheets as of December 31, 2004.

      Additionally, the Company pays an administrative agency fee to Bank of America, N.A. for managing the Credit Facility. The $0.2 million charge for the first year was deducted from the proceeds of the Credit Facility. The remaining unamortized balance of the fees has been included within prepaid expenses on the consolidated balance sheet as of December 31, 2004.

10.	Income Taxes

      Pursuant to the Securities Purchase and Exchange Agreement, the Company and its non-corporate subsidiaries were required to convert from a limited liability companies, which are pass-through entities for U.S. income tax purposes, to corporations. The conversion of the Company was completed on May 14, 2004.

      The result of this conversion was to recognize deferred tax assets and liabilities from the expected tax consequences of temporary differences between the book and tax basis of the Company’s assets and liabilities at the date of conversion into a taxable entity. The net tax asset recorded was principally generated from the step up in tax basis created from the implied value of the Restructuring of Ownership and the Securities Purchase and Exchange Agreement.

      For the year ended December 31, 2004, the Company recorded a net tax benefit of $212.3 million from establishing a net deferred tax asset and recording income tax expense on operations since we

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

became a taxable entity. The recorded net deferred tax asset is subject to change in future periods as the Company obtains final tax return information from the former partners related to the final tax basis of their interests in GCA.

      The following table presents the domestic and foreign components of pretax income and recorded income tax expense for the years ended December 31, (in thousands):

	2004	2003	2002

Components of pretax income:
Domestic	$37,690	$53,123	$48,560
Foreign	4,306	5,187	2,273

Consolidated	$41,996	$58,310	$50,833

Benefit (provision) for income taxes:
Domestic	$214,084	$—	$—
Foreign	(1,738)	(321)	(1,451)

Consolidated	$212,346	$(321)	$(1,451)

      Substantially all of the difference between our statutory tax rate of 35% and our effective tax rate of (505.6)% resulted from the recognition of the net deferred tax asset recorded in connection with our change in tax status from a pass through entity to a corporation in 2004.

      We expect that our effective tax rate will approximate our statutory rate in future periods.

      The following table outlines the principal components of deferred tax items (in thousands):

December 31,
2004

Deferred tax assets related to:
Accrued expenses	$494
Sales allowances	609
Foreign tax credit	1,976
Net operating losses	4,228
Intangibles	208,979

Total deferred income tax assets	216,286

Deferred tax liabilities related to:
Property, equipment and leasehold improvements	(815)
Other	(766)

Total deferred income tax liabilities	(1,581)

Net deferred income taxes	$214,705

      At December 31, 2004, the Company had a net deferred tax asset of $214.7 million. This deferred tax asset was evaluated under the guidelines of SFAS No. 109 Accounting for Income Taxes, and a determination on the basis of objective factors was made that the asset will be realized through future years’ taxable earnings.

      The Company has net operating loss (“NOL”) carryforwards of approximately $11.7 million as of December 31, 2004. These NOL carryforwards begin to expire December 31, 2024.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Unremitted earnings of foreign subsidiaries are considered to be permanently invested and, accordingly, United States income taxes have not been provided on these earnings. At December 31, 2004, the estimated amount of unremitted earnings of foreign subsidiaries totaled $8.5 million.

11.	Pro Forma Income Tax Information (Unaudited)

      The pro forma unaudited income tax adjustments represent the tax effects that would have been reported had the Company been subject to U.S. federal and state income taxes as a corporation. Pro forma expenses are based upon the statutory income tax rates and adjustments to income for estimated permanent differences occurring during the period. Actual rates and expenses could have differed had the Company been subject to U.S. federal and state income taxes for all periods presented. Therefore, the unaudited pro forma amounts are for informational purposes only and are intended to be indicative of the results of operations had the Company been subject to U.S. federal and state income taxes for all periods presented.

      The following table presents the computation of the unaudited pro forma income tax expense for the years ended December 31, (in thousands):

	2004	2003	2002

Income before income taxes, as reported	$41,996	$58,310	$50,833
Effective pro forma income tax rate	36.00%	36.12%	36.18%

Pro forma income tax expense	$15,119	$21,062	$18,391

12.	Segment Information

      Operating segments as defined by SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision-making group consists of the Chief Executive Officer and Chief Financial Officer. The operating segments are reviewed separately because each represents products that can be, and often are, sold separately to our customers.

      The Company operates in four distinct business segments: cash advance, ATM, check services and credit reporting services. These segments are monitored separately by management for performance against our internal forecast. The Company’s internal management reporting does not allocate overhead depreciation and amortization expenses to the respective business segments. For the segment information presented below, these amounts have been allocated to the respective segments based upon relation to the business segment (where identifiable) or on respective revenue contribution.

      Other lines of business, none of which exceed the established materiality for segment reporting, include Western Union, direct marketing and QuikPlay, among others.

      The Company’s business is predominantly domestic, with no specific regional concentrations.

Major customers

      During the years ended December 31, 2004, 2003, and 2002, GCA had one major customer, Harrah’s Entertainment, Inc., that generated total revenues of approximately $47.2 million, $47.9 million, and $45.6 million from all segments, representing 11.7%, 13.4%, and 13.3% of the Company’s total revenues, respectively. The Company’s contract with that customer expired on October 1, 2004, but continues on a month-to-month.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The tables below present the results of operations and total assets by operating segment as of, and for the years ended (in thousands):

	Cash		Check	Credit
	Advance	ATM	Services	Reporting	Other	Total

December 31, 2004
Revenues	$209,962	$158,433	$23,768	$9,368	$1,472	$403,003
Depreciation and amortization	(4,803)	(7,869)	(17)	(364)	(495)	(13,548)
Operating income	39,981	20,256	9,681	4,100	3	74,021
Interest income	1,318	—	—	—	—	1,318
Interest expense	(14,394)	(16,576)	(1,630)	(642)	(101)	(33,343)
Income taxes	129,020	87,434	(2,899)	(1,245)	36	212,346
Minority ownership loss	—	—	—	—	213	213
Net income	$155,925	$91,114	$5,152	$2,213	$151	$254,555
December 31, 2003
Revenues	$186,547	$132,341	$26,326	$9,289	$1,211	$355,714
Depreciation and amortization	(5,872)	(7,290)	—	(364)	(535)	(14,061)
Operating income (loss)	37,611	15,186	9,208	3,557	(1,802)	63,760
Interest income	1,312	—	—	—	—	1,312
Interest expense	—	(6,673)	—	—	(89)	(6,762)
Income taxes	(321)	—	—	—	—	(321)
Minority ownership loss	—	—	—	—	400	400
Net income (loss)	$38,602	$8,513	$9,208	$3,557	$(1,491)	$58,389
December 31, 2002
Revenues	$182,754	$119,424	$29,412	$8,997	$1,306	$341,893
Depreciation and amortization	(5,953)	(4,704)	—	(623)	(540)	(11,820)
Operating income (loss)	36,398	15,313	7,316	1,583	(4,844)	55,766
Interest income	1,283	—	—	—	—	1,283
Interest expense	—	(6,110)	—	—	(106)	(6,216)
Income taxes	(1,451)	—	—	—	—	(1,451)
Minority ownership loss	—	—	—	—	1,040	1,040
Net income (loss)	$36,230	$9,203	$7,316	$1,583	$(3,910)	$50,422

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,	December 31,
Total Assets	2004	2003

Cash advance	$317,604	$154,497
ATM	133,005	44,991
Check services	4,223	2,944
Credit reporting	41,263	40,764
Other	530	431

Total assets	$496,625	$243,627

13.	Subsequent Events

      In January 2005, the Company completed a 13-for-1 stock split for all classes of stock that increased the total authorized shares of Holdings from 5,555,555 shares to 72,222,215 shares. Additionally, the Company adopted the 2005 Stock Incentive Plan (“Stock Incentive Plan”). Under the Stock Incentive Plan, the Company has reserved 3,841,615 shares of Class A Common Stock for the grant of stock options and other equity incentive awards. In the first quarter of 2005, options to purchase an aggregate of 3,046,930 shares of common stock were granted under the Stock Incentive Plan. Of this amount, options to purchase 2,846,930 shares were granted to employees of the Company and options to purchase 200,000 shares were granted to consultants and directors of the Company.

14.	Guarantor Information

      As part of the Restructuring of Ownership discussed in Note 1 to these consolidated financial statements, GCA issued $235 million in senior subordinated notes due 2012 (the “Notes”). The Notes are guaranteed by the Company and all of its domestic wholly-owned subsidiaries. These guaranties are full, unconditional, joint and several. CashCall, which is a wholly-owned subsidiary and QuikPlay, which is a consolidated joint venture, do not guarantee the Notes. As such, the following consolidating schedules present separate financial statement information on a combined basis for the parent only, GCA as issuer, as well as the Company’s guarantor subsidiaries and non-guarantor subsidiaries and affiliate, as of December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003 and 2002.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING SCHEDULE — BALANCE SHEET INFORMATION

DECEMBER 31, 2004

			Combined	Combined Non-	Elimination
	Parent	Issuer	Guarantors	Guarantors	Entries*	Consolidated

	(In thousands)
ASSETS
ASSETS:
Cash and cash equivalents	$700	$45,037	$662	$3,178	$—	$49,577
Settlement receivables	—	29,787	—	570	—	30,357
Receivables, other	—	6,915	16,952	19	(19,245)	4,641
Prepaid and other assets	—	13,713	—	12	—	13,725
Investment in subsidiaries	(57,479)	59,719	—	—	(2,240)	—
Property, equipment and leasehold improvements, net	—	10,341	—	—	—	10,341
Goodwill, net	—	116,575	39,470	688	—	156,733
Other intangibles, net	—	16,512	34	—	—	16,546
Deferred income taxes, net	—	214,121	—	584	—	214,705

TOTAL	$(56,779)	$512,720	$57,118	$5,051	$(21,485)	$496,625

LIABILITIES AND STOCKHOLDERS’ (DEFICIENCY) EQUITY
LIABILITIES:
Settlement liabilities	$—	$41,583	$—	$609	$—	$42,192
Accounts payable	—	19,929	375	313	—	20,617
Accrued expenses	—	30,350	—	1,153	(19,245)	12,258
Borrowings	—	478,250	—	—	—	478,250

Total liabilities	—	570,112	375	2,075	(19,245)	553,317

COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST	—	87	—	—	—	87
STOCKHOLDERS’ (DEFICIENCY) EQUITY	(56,779)	(57,479)	56,743	2,976	(2,240)	(56,779)

TOTAL	$(56,779)	$512,720	$57,118	$5,051	$(21,485)	$496,625

*	Eliminations include intercompany investments and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING SCHEDULE — BALANCE SHEET INFORMATION

DECEMBER 31, 2003

			Combined	Combined Non-	Elimination
	Parent	Issuer	Guarantors	Guarantors	Entries*	Consolidated

		(In thousands)
ASSETS
ASSETS:
Cash and cash equivalents	$—	$14,665	$195	$8,563	$—	$23,423
Settlement receivables	—	19,946	—	361	—	20,307
Receivables, other	—	(1,201)	10,830	3,151	(6,270)	6,510
Prepaid and other assets	—	954	—	—	—	954
Investment in subsidiaries	199,247	56,768	—	—	(256,015)	—
Property, equipment and leasehold improvements, net	—	15,108	21	—	—	15,129
Goodwill, net	—	116,575	39,470	640	—	156,685
Other intangibles, net	—	20,250	369	—	—	20,619

TOTAL	$199,247	$243,065	$50,885	$12,715	$(262,285)	$243,627

LIABILITIES AND MEMBERS’ CAPITAL
LIABILITIES:
Settlement liabilities	$—	$22,709	$—	$259	$—	$22,968
Accounts payable	—	17,489	371	156	—	18,016
Accrued expenses	—	3,620	—	6,046	(6,270)	3,396

Total liabilities	—	43,818	371	6,461	(6,270)	44,380

COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST	—	—	—	—	—	—
MEMBERS’ CAPITAL	199,247	199,247	50,514	6,254	(256,015)	199,247

TOTAL	$199,247	$243,065	$50,885	$12,715	$(262,285)	$243,627

*	Eliminations include intercompany investments and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING SCHEDULE — STATEMENT OF INCOME INFORMATION

YEAR ENDED DECEMBER 31, 2004

			Combined	Combined Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations*	Consolidated

	(In thousands)
REVENUES:
Cash advance	$—	$205,677	$—	$4,285	$—	$209,962
ATM	—	158,433	—	—	—	158,433
Check services	—	23,768	—	—	—	23,768
Central Credit and other revenues	254,555	6,081	10,519	72	(260,387)	10,840

Total revenues	254,555	393,959	10,519	4,357	(260,387)	403,003
COST OF REVENUES	—	267,150	276	2,686	—	270,112

GROSS PROFIT	254,555	126,809	10,243	1,671	(260,387)	132,891
Operating expenses	—	(39,249)	(3,657)	(2,971)	555	(45,322)
Amortization	—	(5,337)	(335)	—	—	(5,672)
Depreciation	—	(7,855)	(21)	—	—	(7,876)

OPERATING INCOME (LOSS)	254,555	74,368	6,230	(1,300)	(259,832)	74,021

INTEREST INCOME (EXPENSE), NET
Interest income	—	1,210	—	108	—	1,318
Interest expense	—	(33,343)	—	—	—	(33,343)

Total interest income (expense), net	—	(32,133)	—	108	—	(32,025)

INCOME (LOSS) BEFORE INCOME TAX BENEFIT AND MINORITY OWNERSHIP LOSS	254,555	42,235	6,230	(1,192)	(259,832)	41,996
INCOME TAX BENEFIT	—	212,107	—	239	—	212,346

INCOME (LOSS) BEFORE MINORITY OWNERSHIP LOSS	254,555	254,342	6,230	(953)	(259,832)	254,342
MINORITY OWNERSHIP LOSS	—	213	—	—	—	213

NET INCOME (LOSS)	$254,555	$254,555	$6,230	$(953)	$(259,832)	$254,555

*	Eliminations include earnings on subsidiaries and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING SCHEDULE — STATEMENT OF INCOME INFORMATION

YEAR ENDED DECEMBER 31, 2003

			Combined	Combined Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations*	Consolidated

	(In thousands)
REVENUES:
Cash advance	$—	$181,982	$—	$4,565	$—	$186,547
ATM	—	132,341	—	—	—	132,341
Check services	—	26,326	—	—	—	26,326
Central Credit and other revenues	58,390	5,016	9,965	23	(62,894)	10,500

Total revenues	58,390	345,665	9,965	4,588	(62,894)	355,714
COSTS OF REVENUES	—	229,022	304	3,137	—	232,463

GROSS PROFIT	58,390	116,643	9,661	1,451	(62,894)	123,251
Operating expenses	—	(39,211)	(4,787)	(1,432)	—	(45,430)
Amortization	—	(6,173)	(335)	—	—	(6,508)
Depreciation	—	(7,524)	(29)	—	—	(7,553)

OPERATING INCOME	58,390	63,735	4,510	19	(62,894)	63,760

INTEREST INCOME (EXPENSE), NET
Interest income	—	1,017	—	295	—	1,312
Interest expense	—	(6,762)	—	—	—	(6,762)

Total interest income (expense), net	—	(5,745)	—	295	—	(5,450)

INCOME BEFORE INCOME TAX PROVISION AND MINORITY OWNERSHIP LOSS	58,390	57,990	4,510	314	(62,894)	58,310
INCOME TAX PROVISION	—	—	—	(321)	—	(321)

INCOME BEFORE MINORITY OWNERSHIP LOSS	58,390	57,990	4,510	(7)	(62,894)	57,989
MINORITY OWNERSHIP LOSS	—	400	—	—	—	400

NET INCOME	$58,390	$58,390	$4,510	$(7)	$(62,894)	$58,389

*	Eliminations include earnings on subsidiaries and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING SCHEDULE — STATEMENT OF INCOME INFORMATION

YEAR ENDED DECEMBER 31, 2002

			Combined	Combined Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations*	Consolidated

	(In thousands)
REVENUES:
Cash advance	$—	$176,599	$—	$6,155	$—	$182,754
ATM	—	119,424	—	—	—	119,424
Check services	—	29,412	—	—	—	29,412
Central Credit and other revenues	50,422	88	9,519	—	(49,726)	10,303

Total revenues	50,422	325,523	9,519	6,155	(49,726)	341,893
COST OF REVENUES	—	212,348	330	3,980	—	216,658

GROSS PROFIT	50,422	113,175	9,189	2,175	(49,726)	125,235
Operating expenses	—	(47,529)	(6,462)	(3,658)	—	(57,649)
Amortization	—	(6,177)	(335)	—	—	(6,512)
Depreciation	—	(5,020)	(288)	—	—	(5,308)

OPERATING INCOME (LOSS)	50,422	54,449	2,104	(1,483)	(49,726)	55,766

INTEREST INCOME (EXPENSE), NET
Interest income	—	1,149	—	134	—	1,283
Interest expense	—	(6,216)	—	—	—	(6,216)

Total interest income (expense), net	—	(5,067)	—	134	—	(4,933)

INCOME (LOSS) BEFORE INCOME TAX PROVISION AND MINORITY OWNERSHIP LOSS	50,422	49,382	2,104	(1,349)	(49,726)	50,833
INCOME TAX PROVISION	—	—	—	(1,451)	—	(1,451)

INCOME (LOSS) BEFORE MINORITY OWNERSHIP LOSS	50,422	49,382	2,104	(2,800)	(49,726)	49,382
MINORITY OWNERSHIP LOSS	—	1,040	—	—	—	1,040

NET INCOME (LOSS)	$50,422	$50,422	$2,104	$(2,800)	$(49,726)	$50,422

*	Eliminations include earnings on subsidiaries and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING SCHEDULE — STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

			Combined	Combined Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations*	Consolidated

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$254,555	$254,555	$6,230	$(953)	$(259,832)	$254,555
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Amortization of financing costs	—	1,618	—	—	—	1,618
Amortization of intangibles	—	5,337	335	—	—	5,672
Depreciation	—	7,855	21	—	—	7,876
Equity income	(254,555)	(5,277)	—	—	259,832	—
Loss on sale or disposal of assets	—	179	—	—	—	179
Deferred income taxes	—	(214,121)	—	(544)	—	(214,665)
Minority ownership loss	—	(213)	—	—	—	(213)
Changes in operating assets and liabilities:
Settlement receivables	—	(9,683)	—	(132)	—	(9,815)
Receivables, other	—	7,959	(6,123)	(2,337)	(158)	(659)
Prepaid and other assets	—	(464)	—	(11)	—	(475)
Settlement liabilities	—	18,699	—	296	—	18,995
Accounts payable	—	1,887	4	142	555	2,588
Accrued expenses	—	8,571	—	985	—	9,556

Net cash provided by (used in) operating activities	—	76,902	467	(2,554)	397	75,212

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and leasehold improvements	—	(3,261)	—	—	—	(3,261)
Purchase of other intangibles	—	(1,600)	—	—	—	(1,600)
Investment in subsidiaries	—	(750)	—	—	750	—

Net cash (used in) provided by investing activities	—	(5,611)	—	—	750	(4,861)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under credit facility	—	484,087	—	—	—	484,087
Repayments under credit facility	—	(16,750)	—	—	—	(16,750)
Debt issuance costs	—	(3,000)	—	—	—	(3,000)
Minority capital contributions	—	300	—	—	—	300
Capital investments in subsidiaries	700	—	—	750	(1,450)	—
Redemption of membership interests and distributions to partners	—	(505,157)	—	(4,130)	700	(508,587)

Net cash used in financing activities	700	(40,520)	—	(3,380)	(750)	(43,950)

NET EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	$(399)	$—	$549	$(397)	$(247)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	700	30,372	467	(5,385)	—	26,154
CASH AND CASH EQUIVALENTS —
Beginning of period	—	14,665	195	8,563	—	23,423

CASH AND CASH EQUIVALENTS —
End of period	$700	$45,037	$662	$3,178	$—	$49,577

*	Eliminations include intercompany investments and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING SCHEDULE — STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

			Combined	Combined Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations*	Consolidated

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$58,391	$58,391	$4,509	$(7)	$(62,895)	$58,389
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Amortization of intangibles	—	6,173	335	—	—	6,508
Depreciation	—	7,524	29	—	—	7,553
Loss on sale or disposal of assets	—	458	—	—	—	458
Equity income (loss)	(58,391)	(4,504)	—	—	62,895	—
Minority ownership loss	—	(400)	—	—	—	(400)
Changes in operating assets and liabilities:
Settlement receivables	—	674	—	121	—	795
Receivables, other	—	7,416	(4,596)	(2,895)	(2,635)	(2,710)
Prepaid and other assets	—	44	—	—	—	44
Settlement liabilities	—	(34,219)	—	(70)	—	(34,289)
Accounts payable	—	1,623	(203)	(389)	—	1,031
Accrued expenses	—	(3,974)	—	(3,353)	3,419	(3,908)

Net cash provided by (used in) operating activities	—	39,206	74	(6,593)	784	33,471

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and leasehold improvements	—	(6,010)	(2)	—	—	(6,012)
Purchase of other intangibles	—	(1,035)				(1,035)
Investment in subsidiaries	—	(1,000)	—	—	1,000	—

Net cash (used in) provided by investing activities	—	(8,045)	(2)	—	1,000	(7,047)

CASH FLOWS FROM FINANCING ACTIVITIES:
Minority capital contributions	—	400	—	—	—	400
Capital contributions	—	—	—	1,000	(1,000)	—
Distributions to partners	—	(63,467)	—	—	—	(63,467)

Net cash (used in) provided by financing activities	—	(63,067)	—	1,000	(1,000)	(63,067)

NET EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	1,206	—	2,060	(784)	2,482

NET DECREASE IN CASH AND CASH EQUIVALENTS	—	(30,700)	72	(3,533)	—	(34,161)
CASH AND CASH EQUIVALENTS — Beginning of period	—	45,365	123	12,096	—	57,584

CASH AND CASH EQUIVALENTS — End of period	$—	$14,665	$195	$8,563	$—	$23,423

*	Eliminations include intercompany investments and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING SCHEDULE — STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

			Combined	Combined Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations*	Consolidated

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$50,422	$50,422	$2,104	$(2,800)	$(49,726)	$50,422
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Amortization of intangibles	—	6,177	335	—	—	6,512
Depreciation	—	5,020	288	—	—	5,308
Loss on sale or disposal of assets	—	(151)	—	—	—	(151)
Equity income (loss)	(50,422)	696	—	—	49,726	—
Minority ownership loss	—	(1,040)	—	—	—	(1,040)
Changes in operating assets and liabilities:
Settlement receivables	—	12,549	—	94	—	12,643
Receivables, other	—	(2,902)	(2,936)	(8,149)	8,294	(5,693)
Prepaid and other assets	—	360	—	—	—	360
Settlement liabilities	—	13,825	—	(180)	—	13,645
Accounts payable	—	431	12	95	—	538
Accrued expenses	—	426	(186)	7,464	(8,284)	(580)

Net cash provided by (used in) operating activities	—	85,813	(383)	(3,476)	10	81,964

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and leasehold improvements	—	(7,785)	—	—	—	(7,785)
Purchase of other intangibles	—	(1,965)	—	—		(1,965)
Investment in subsidiaries	—	(2,600)	—	—	2,600	—

Net cash (used in) provided by investing activities	—	(12,350)	—	—	2,600	(9,750)

CASH FLOWS FROM FINANCING ACTIVITIES:
Minority capital contributions	—	1,040	—	—	—	1,040
Capital contributions	—	—	—	2,600	(2,600)	—
Distributions to partners	—	(53,373)	—	—	—	(53,373)

Net cash (used in) provided by financing activities	—	(52,333)	—	2,600	(2,600)	(52,333)

NET EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	145	—	68	(10)	203

NET DECREASE IN CASH AND CASH EQUIVALENTS	—	21,275	(383)	(808)	—	20,084
CASH AND CASH EQUIVALENTS — Beginning of period	—	24,090	506	12,904	—	37,500

CASH AND CASH EQUIVALENTS — End of period	$—	$45,365	$123	$12,096	$—	$57,584

*	Eliminations include intercompany investments and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands except par value)

	March 31,	December 31,
	2005	2004

	(Unaudited)
ASSETS
Cash and cash equivalents	$23,720	$49,577
Settlement receivables	23,127	30,357
Receivables, other	3,480	4,641
Prepaid and other assets	15,328	13,725
Property, equipment and leasehold improvements, net	10,456	10,341
Goodwill, net	156,725	156,733
Other intangibles, net	15,536	16,546
Deferred income taxes, net	211,074	214,705

Total assets	$459,446	$496,625

LIABILITIES AND STOCKHOLDERS’ DEFICIT
LIABILITIES:
Settlement liabilities	$35,834	$42,192
Accounts payable	19,073	20,617
Accrued expenses	7,045	12,258
Borrowings	446,750	478,250

Total liabilities	508,702	553,317

COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST	317	87

STOCKHOLDERS’ DEFICIT
Common stock — series A, $0.001 par value, 39,325 shares authorized and 31,775 shares outstanding at March 31, 2005 and December 31, 2004	32	32
Common stock — series B, $0.001 par value, 13,000 shares authorized and 400 shares outstanding at March 31, 2005 and December 31, 2004	—	—
Convertible preferred stock — series A, $0.001 par value, 97,500 shares authorized and 31,720 shares outstanding at March 31, 2005 and December 31, 2004	32	32
Convertible preferred stock — series B, $0.001 par value, 13,000 shares authorized and 7,605 shares outstanding at March 31, 2005 and December 31, 2004	8	8
Accumulated deficit	(50,862)	(58,801)
Accumulated other comprehensive income	1,217	1,950

Total stockholders’ deficit	(49,573)	(56,779)

Total liabilities and stockholders’ deficit	$459,446	$496,625

See notes to unaudited condensed consolidated financial statements.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands except per share)

	Three Months Ended
	March 31,

	2005	2004

	(Unaudited)
REVENUES:
Cash advance	$56,778	$50,455
ATM	43,773	38,330
Check services	6,309	5,838
Central Credit and other revenues	2,806	2,747

Total revenues	109,666	97,370
COST OF REVENUES	72,597	64,940

GROSS PROFIT	37,069	32,430
Operating expenses	(11,881)	(10,954)
Amortization	(1,364)	(1,438)
Depreciation	(1,952)	(1,969)

OPERATING INCOME	21,872	18,069

INTEREST INCOME (EXPENSE), NET
Interest income	451	294
Interest expense	(10,932)	(3,097)

Total interest income (expense), net	(10,481)	(2,803)

INCOME BEFORE INCOME TAX PROVISION AND MINORITY OWNERSHIP LOSS	11,391	15,266
INCOME TAX PROVISION	(4,101)	(1,163)

INCOME BEFORE MINORITY OWNERSHIP LOSS	7,290	14,103
MINORITY OWNERSHIP LOSS	50	—

NET INCOME	7,340	14,103
Foreign currency translation	(733)	(61)
Income tax benefit related to other comprehensive income items	264	22

COMPREHENSIVE INCOME	$6,871	$14,064

Earnings per share
Basic	$0.23	$0.44

Diluted	$0.10	$0.20

Weighted average number of common shares outstanding
Basic	32,175	32,175
Diluted	75,204	71,500
PRO FORMA COMPUTATION RELATED TO CONVERSION TO CORPORATION FOR INCOME TAX PURPOSES
Income before income tax provision and minority ownership loss — historical		$15,266
Income tax provision — historical		(5,496)
Income tax provision — pro forma		9,770
Minority ownership loss — historical		—

Pro forma net income		$9,770

Pro forma earnings per share
Basic		$0.30

Diluted		$0.14

Pro forma weighted average number of common shares outstanding
Basic		32,175
Diluted		71,500

See notes to unaudited condensed consolidated financial statements.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,

	2005	2004

	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,340	$14,103
Adjustments to reconcile net income to cash provided by operating activities:
Amortization of financing costs	494	115
Amortization of intangibles	1,364	1,438
Depreciation	1,952	1,969
Deferred income taxes	3,625	—
Minority ownership loss	(50)	—
Changes in operating assets and liabilities:
Changes in restricted cash	—	(1,000)
Settlement receivables	7,184	8,882
Receivables, other	962	184
Prepaid and other assets	(2,098)	(39)
Settlement liabilities	(6,300)	(12,215)
Accounts payable	(1,513)	1,965
Accrued expenses	(5,187)	5,418

Net cash provided by operating activities	7,773	20,820

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and leasehold improvements	(2,068)	(737)
Purchase of other intangibles	(353)	(115)

Net cash used in investing activities	(2,421)	(852)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under credit facility	—	484,087
Repayments under credit facility	(31,500)	—
Debt issuance costs	—	(2,488)
Minority capital contributions	280	—
Redemption of membership interests and distributions to partners	—	(505,338)

Net cash used in financing activities	(31,220)	(23,739)

NET EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$11	$(6)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(25,857)	(3,777)
CASH AND CASH EQUIVALENTS — Beginning of period	49,577	23,423

CASH AND CASH EQUIVALENTS — End of period	$23,720	$19,646

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$15,489	$1,310

Cash paid for income taxes, net of refunds	$1,450	$181

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Contribution related to forgiveness of related party payable		$964

Distribution related to forgiveness of related party receivable		$3,166

Debt issuance costs treated as a reduction of credit facility proceeds		$10,913

See notes to unaudited condensed consolidated financial statements.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.	BUSINESS AND BASIS OF PRESENTATION

      Business — Global Cash Access Holdings, Inc. is a holding company, the principal asset of which is the capital stock of Global Cash Access, Inc. (“GCA”). Unless otherwise indicated, the terms “the Company,” “we,” “us” and “our” refer to Global Cash Access Holdings, Inc. together with its consolidated subsidiaries (“Holdings”). The accompanying consolidated financial statements present the operations of the Company as-if Holdings had been in existence for all periods presented.

      GCA is a financial services company that provides cash access products and services to the gaming industry. The Company’s cash access products and services allow gaming patrons to access funds through a variety of methods, including credit card cash advances, point-of-sale debit card cash advances, automated teller machine (“ATM”) withdrawals, check cashing transactions and money transfers. These services are provided to patrons at gaming establishments directly by the Company or through one of its consolidated subsidiaries: CashCall Systems, Inc. (“CashCall”), Global Cash Access (BVI), Inc. (“BVI”) or QuikPlay, LLC (“QuikPlay”).

      The Company also owns and operates one of the leading credit reporting agencies in the gaming industry, Central Credit, LLC (“Central”), and provides credit-information services and credit-reporting history on gaming patrons to various gaming establishments. Central operates in both international and domestic gaming markets.

      The accompanying unaudited condensed consolidated financial statements include the accounts of Holdings and its consolidated subsidiaries: GCA, CashCall, Central, BVI and QuikPlay.

      Basis of Presentation — The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Some of the information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary for a fair presentation of results for the interim periods have been made. The results for the three months ended March 31, 2005 are not necessarily indicative of results to be expected for the full fiscal year.

      These unaudited condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto included herein.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Principles of Consolidation — The unaudited condensed consolidated financial statements presented for the three months ended March 31, 2005 and 2004 and as of December 31, 2004 include the accounts of Global Cash Access Holdings, Inc., and its subsidiaries. CashCall was contributed into the Company on March 10, 2004. The financial statements include CashCall as a combined entity for the period prior to its contribution on March 10, 2004.

      All significant intercompany transactions and balances have been eliminated in consolidation.

      Earnings Applicable to Common Stock — In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings per Share, basic EPS is calculated by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the effect of potential common stock, which consists of convertible preferred stock

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

and assumed stock option exercises. The weighted-average number of common shares outstanding used in the computation of basic and diluted earnings per share is as follows (in thousands):

	March 31,	March 31,
	2005	2004

Weighted average common shares outstanding — basic	32,175	32,175
Potential dilution from conversion of preferred shares	39,325	39,325
Potential dilution from equity grants	3,704	—

Weighted average common shares outstanding — diluted	75,204	71,500

      Stock-Based Compensation — As permitted by Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123, the Company continues to apply the provisions of Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock-based compensation. Accordingly, the intrinsic value method is used to determine the compensation expense that is to be recognized.

      In the three months ended March 31, 2005, options to purchase 3.1 million shares of Holding’s series A Common Stock were issued to employees and directors of the Company. As all options granted had an exercise price equal to the fair value of the underlying common stock on the date of grant, no compensation expense has been recorded related to these grants.

      The following table illustrates the effect on net income if the Company had applied the fair-value recognition provisions of SFAS No. 123 to the options granted for the three months ended March 31, 2005 and 2004, respectively (amounts in thousands, except per share):

	Three Months Ended

	March 31,	March 31,
	2005	2004

Net income, as reported	$7,340	$14,103
Less: total stock-based compensation determined under fair-value based method for all awards, net of tax	(881)	—

Pro forma net income	$6,459	$14,103

Pro forma earnings per share
Basic	$0.20	$0.44

Diluted	$0.09	$0.20

      The fair value of the option grants in the three months ended March 31, 2005 are estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used: dividend yield of zero percent; expected volatility of 50 percent; risk-free interest rate of 3.73 percent, an expected life of six years for the options granted and an expected 10% forfeiture rate. The weighted average fair value per share of the options granted was $7.27. There were no option grants prior to July 2004.

      Recently Issued Accounting Standards — In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees. The provisions of SFAS No. 123(R) are

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

effective for fiscal years beginning after June 15, 2005. The Company is still evaluating the impact of adopting this standard.

3.	ATM FUNDING AGREEMENTS

      Bank of America Amended Treasury Services Agreement — On March 8, 2004, the Company entered into an Amendment of the Treasury Services Agreement with Bank of America, N.A. that allowed for the Company to utilize up to $300 million in funds owned by Bank of America to provide the currency needed for normal operating requirements for all the Company’s ATMs. For use of these funds, GCA pays Bank of America a cash usage fee equal to the average daily balance of funds utilized multiplied by the one-month LIBOR rate plus 25 basis points. The cash usage interest rate in effect at March 31, 2005 was 3.06%.

      Site Funded ATMs — The Company operates some ATMs at customer locations where the customer provides the cash required for ATM operational needs. The Company is required to reimburse the customer for the amount of cash dispensed from these site-funded ATMs. As of March 31, 2005 and December 31, 2004, the Company operated 129 and 122 ATMs, respectively, that were site funded.

4.	COMMITMENTS AND CONTINGENCIES

      On March 22, 2005, the Company entered into a Patent Purchase and License Agreement (the “Patent Purchase Agreement”) with USA Payments, a related party. Under terms of the Patent Purchase Agreement, the Company has agreed to acquire the patent held by USA Payments for the “3-in-1 rollover” functionality utilized in our cash advance business. The purchase price is $10.0 million and is contingent upon the Company’s completion of an initial public offering.

      On October 22, 2004, we and USA Payments, as co-plaintiffs, filed a complaint in United States District Court, District of Nevada against U.S. Bancorp d/b/a U.S. Bank, Certegy Inc., Certegy Check Services, Inc., Game Financial Corporation and GameCash, Inc. alleging the infringement of the patented “3-in-1 rollover” functionality. In this litigation, we are seeking an injunction against future infringement of the patent and recovery of damages as a result of past infringement of the patent. In its response, the defendants have denied infringement and have asserted patent invalidity. In addition, the defendants have asserted various antitrust and unfair competition counterclaims.

      We are threatened with or named as a defendant in various lawsuits in the ordinary course of business, such as personal injury claims and employment-related claims. It is not possible to determine the ultimate disposition of these matters; however, we are of the opinion that the final resolution of any such threatened or pending litigation, individually or in the aggregate, is not likely to have a material adverse effect on our business, cash flow, results of operations or financial position.

5.	BORROWINGS

      Senior Secured Credit Facility — In April 2005, the GCA and Holdings entered into an Amended and Restated Credit Facility (the “Amended Credit Facility”). The term loan portion of the Amended Credit Facility amortizes at a rate of $2.8 million per quarter beginning with the quarter ending June 30, 2005 continuing through the quarter ending March 31, 2009 with the remaining balance to be repaid in equal quarterly installments of $41.8 million from June 30, 2009 through March 31, 2010. In addition, the Company is required to make additional principal payments (within 100 days of the end of every fiscal year) based upon an applicable percentage of the excess cash flow, as defined. The applicable percentage is 75% at leverage levels (as determined at the end of the applicable fiscal year) greater than or equal to 4.25 times earnings before interest, taxes, depreciation and amortization (“EBITDA”),

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

50% at leverage levels less than 4.25 times EBITDA, and 0% at leverage levels below 3.0 times EBITDA.

      Borrowings under the Credit Facility bear interest, at the Company’s option, at either i) a base rate plus an applicable margin or ii) LIBOR plus an applicable margin. For the term loan portion of the Amended Credit Facility the applicable margin for LIBOR loans is 2.25% while the applicable margin for base rate loans is 1.25%. Further reductions in the applicable margin for term loans are possible based upon the Company’s leverage ratio and credit ratings. The revolving portion of the Amended Credit Facility has an applicable margin for LIBOR loans of 2.50% while base rate loans have an applicable margin of 1.50%. The applicable margin for both the term loan and revolving portion of the Amended Credit Facility may be adjusted from time-to-time based upon the Company’s leverage ratio, provided that the applicable margins for base rate loans will always be 1% less than the applicable margins for LIBOR loans.

      In March 2005, the Company made repayments of $31.5 million on the term loan. Under the terms of our Amended Credit Facility we are required to maintain financial covenants related to our leverage ratio, senior leverage ratio and fixed charge cover ratio. Additionally, we have a covenant related to our allowable capital expenditures. The Company believes it was in compliance with all of its debt covenants as of March 31, 2005.

      As of March 31, 2005, the Company had $3.4 million in letters of credits issued and outstanding, which reduced amounts available under the revolving portion of the Credit Facility.

6.	RELATED PARTY TRANSACTIONS

      M&C International (“M&C”) is the owner of approximately 38.7% of the outstanding equity interests of Holdings. Bank of America Corporation owns approximately 5.0% of the equity interests of Holdings.

      The Company made payments for software development costs to Infonox on the Web, a company owned by M&C during each of the periods presented. A portion of the software development costs are capitalized and reflected in intangible assets in the unaudited condensed consolidated balance sheets and the remainder are classified in operating expenses in the unaudited condensed consolidated statements of income.

      The Company made payments for transaction processing services to USA Payments, a company owned by M&C. The processing payments have been reflected in cost of revenues and operating expenses in the unaudited condensed consolidated statements of income. Additionally, USA Payments provides pass through invoices related mainly to gateway fees and other processing charges incurred on behalf of the Company from unrelated third parties; these expenses are also classified as part of cost of revenues.

      The Company uses Bank of America, N.A. for general corporate banking purposes and is charged monthly servicing fees for these services, which are included in operating expenses. In connection with the ATM Funding agreement, GCA obtains cash for its ATMs from Bank of America, N.A. The fees paid to Bank of America for the preparation of the cash used in our ATMs is included within operating expenses, while the cash usage fee is included as part of interest expense.

      In April 2005, Banc of America Securities LLC, an affiliate of Bank of America Corporation, acted as financial advisor to the Company in connection with the Amended Credit Facility. As a fee for those services, we are obligated to pay Banc of America Securities 50% of the difference between the interest expense we pay under the Amended Credit Facility and what we would have paid under the prior credit facility. Our obligation to pay this fee ends in April 2006.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

      The following table represents the transactions with related parties for the three months ended March 31, 2005 and 2004 (amounts in thousands):

		Three Months
		Ended March 31,
Name of
Related Party	Description of Transaction	2005	2004

M&C Subsidiaries:
Infonox on the Web	Software development costs and maintenance expense included in operating expenses and other intangibles, net	$440	$381
USA Payments	Transaction processing charges included in cost of revenues	714	615
USA Payments	Pass through billing related to gateway fees, telecom and other items included in cost of revenues and operating expenses	294	512
Bank of America and Subsidiaries:
Bank of America, N.A.	Bank fees and cash preparation fees for cash accounts maintained included within operating expenses	435	78
Bank of America, N.A.	Cash usage fee included within interest expense	$1,982	$—

      The following table details the amounts due from(to) these related parties that are recorded as part of receivables, other, accounts payable and accrued expenses in the unaudited condensed consolidated balance sheets (amounts in thousands):

	March 31,	December 31,
	2005	2004

M&C and related companies	$45	$45
Bank of America	9	6

Total included within receivables, other	$54	$51

USA Payments	$(340)	$(325)
Infonox on the Web	(100)	(52)
Bank of America	(136)	(137)

Total included within accounts payable and accrued expenses	$(576)	$(514)

7.	PRO FORMA INCOME TAXES

      On May 14, 2004, the Company converted to a C corporation as defined in the Internal Revenue Code. Prior to this date, the Company was a pass through entity for U.S. federal and state income tax purposes. The following presents the pro forma unaudited income taxes that would have been reported

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

had the Company been subject to U.S. federal and state income taxes as a corporation for the three months ended March 31, 2004 (amounts in thousands):

March 31,
2004

Income before income tax provision and minority ownership loss — historical	$15,266
Income tax provision — historical, exclusive of tax benefit, net	(1,163)
Pro forma income tax provision	(4,333)
Minority ownership loss — historical	—

Pro forma net income	$9,770

Pro forma earnings per share
Basic	$0.30

Diluted	$0.14

      Pro forma income tax provision is based upon the statutory income tax rates and adjustments to income for estimated permanent differences occurring during the period. Actual rates and expenses could have differed had the Company been subject to U.S. federal and state income taxes for all periods presented. Therefore, the unaudited pro forma amounts are for informational purposes only and are intended to be indicative of the results of operations had the Company been subject to U.S. federal and state income taxes for all periods presented.

      The following table presents the computation of the pro forma income tax expense for the three month period ended March 31, 2004 (amounts in thousands):

March 31,
2004

Income before income taxes, as reported	$15,266
Effective pro forma income tax rate	36.00%

Pro forma income tax expense	$5,496

8.	EQUITY AWARDS

      In January 2005, the Company adopted the 2005 Stock Incentive Plan (“Stock Incentive Plan”). Under the Stock Incentive Plan, Holdings has reserved 3,841,615 shares of Class A Common Stock for the grant of stock options and other equity incentive awards.

      During the three months ended March 31, 2005, the Company granted options to purchase 3,046,930 shares of Class A Common Stock at an exercise price of $13.99 per share with a four-year vesting period. There were 65,000 option cancellations during the three months ended March 31, 2005. The following table summarizes information about stock options outstanding at March 31, 2005:

		Weighted Average	Weighted
	Number	Remaining Contractual	Average
Exercise Price	Outstanding	Life	Exercise Price

$8.05	722,215	9.33 years	$8.05
$13.99	2,981,930	9.76	13.99

	3,704,145	9.68	$12.83

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

      As of March 31, 2005, there were no options that were exercisable.

9.	SEGMENT INFORMATION

      Operating segments as defined by SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision-making group consists of the Chief Executive Officer and Chief Financial Officer. The operating segments are reviewed separately because each represents products that can be, and often are, sold separately to our customers.

      The Company operates in four distinct business segments: cash advance, ATM, check services and credit reporting services. These segments are monitored separately by management for performance against its internal forecast and are consistent with the Company’s internal management reporting.

      Other lines of business, none of which exceed the established materiality for segment reporting, include Western Union, direct marketing and QuikPlay, among others.

      The Company’s business is predominantly domestic, with no specific regional concentrations.

      Major customers — During the three months ended March 31, 2005, the Company had one customer that generated total revenues of approximately $12.6 million from all segments. During the three months ended March 31, 2004, one customer generated total revenues of approximately $11.3 million from all segments. The Company’s contract with that customer expired on October 1, 2004 and was renewed through March 2008 in April 2005.

      The accounting policies of the operating segments are generally the same as those described in the summary of significant accounting policies. The tables below present the results of operations and total assets by operating segment as of, and for the three months ended March 31, 2005 and 2004 (amounts in thousands):

	Cash		Check	Credit
	Advance	ATM	Services	Reporting	Other	Total

Three Months Ended March 31, 2005
Revenues	$56,778	$43,773	$6,309	$2,354	$452	$109,666
Depreciation and amortization	(1,182)	(2,001)	(9)	(3)	(121)	(3,316)
Operating income	11,310	6,804	2,351	1,292	115	21,872
Interest income	451	—	—	—	—	451
Interest expense	(4,634)	(5,554)	(515)	(192)	(37)	(10,932)
Income taxes	(2,566)	(450)	(661)	(396)	(28)	(4,101)
Minority ownership loss	—	—	—	—	50	50
Net income	$4,561	$800	$1,175	$704	$100	$7,340

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

	Cash		Check	Credit
	Advance	ATM	Services	Reporting	Other	Total

Three Months Ended March 31, 2004
Revenues	$50,455	$38,330	$5,838	$2,406	$341	$97,370
Depreciation and amortization	(1,258)	(1,932)	—	(91)	(126)	(3,407)
Operating income	9,387	5,314	2,224	1,129	15	18,069
Interest income	294	—	—	—	—	294
Interest expense	(1,076)	(1,848)	(120)	(45)	(8)	(3,097)
Income taxes	(455)	446	(760)	(392)	(2)	(1,163)
Minority ownership loss	—	—	—	—	—	—
Net income	$8,150	$3,912	$1,344	$692	$5	$14,103

	March 31,	December 31,
Total Assets	2005	2004

Cash advance	$280,758	$317,604
ATM	134,594	133,005
Check services	2,950	4,223
Credit reporting	41,068	41,263
Other	76	530

Total assets	$459,446	$496,625

10.	GUARANTOR INFORMATION

      In March 2004, GCA issued $235 million of 8 3/4% senior subordinated notes due 2012 (the “Notes”). The Notes are guaranteed by all of the Company’s domestic wholly-owned existing subsidiaries. These guaranties are full, unconditional, joint and several. CashCall, which is a wholly owned subsidiary, and QuikPlay, which is a consolidated joint venture do not guaranty these notes. As such, the following consolidating schedules present separate unaudited condensed financial statement information on a combined basis for the parent only, as well as the Company’s guarantor subsidiaries and non-guarantor subsidiaries and affiliate, as of March 31, 2005 and December 31, 2004, and for the three months ended March 31, 2005 and 2004.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING SCHEDULE — BALANCE SHEET INFORMATION

MARCH 31, 2005

			Combined	Combined Non-	Elimination
	Parent	Issuer	Guarantors	Guarantors	Entries*	Consolidated

	(Amounts in thousands)
	(Unaudited)
ASSETS
Cash and cash equivalents	$—	$19,721	$246	$3,753	$—	$23,720
Settlement receivables	—	22,800	—	327	—	23,127
Receivables, other	—	7,193	18,953	15	(22,681)	3,480
Prepaid and other assets	—	15,319	4	5	—	15,328
Investment in subsidiaries	478,878	61,089	—	—	(539,967)	—
Property, equipment and leasehold improvements, net	—	10,407	4	45	—	10,456
Goodwill, net	—	116,575	39,470	680	—	156,725
Other intangibles, net	—	15,278	178	80	—	15,536
Deferred income taxes, net	—	210,496	—	578	—	211,074

TOTAL	$478,878	$478,878	$58,855	$5,483	$(562,648)	$459,446

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
LIABILITIES:
Settlement liabilities	$—	$35,595	$—	$239	$—	$35,834
Accounts payable	—	18,086	764	223	—	19,073
Accrued expenses	—	28,372	31	1,323	(22,681)	7,045
Borrowings	—	446,750	—	—	—	446,750

Total liabilities	—	528,803	795	1,785	(22,681)	508,702

COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST	—	317	—	—	—	317
STOCKHOLDERS’ (DEFICIT) EQUITY	478,878	(50,242)	58,060	3,698	(539,967)	(49,573)

TOTAL	$478,878	$478,878	$58,855	$5,483	$(562,648)	$459,446

*	Eliminations include intercompany investments and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING SCHEDULE — BALANCE SHEET INFORMATION

DECEMBER 31, 2004

			Combined	Combined Non-	Elimination
	Parent	Issuer	Guarantors	Guarantors	Entries*	Consolidated

	(Amounts in thousands)
	(Unaudited)
ASSETS
Cash and cash equivalents	$700	$45,037	$662	$3,178	$—	$49,577
Settlement receivables	—	29,787	—	570	—	30,357
Receivables, other	—	6,915	16,952	19	(19,245)	4,641
Prepaid and other assets	—	13,713	—	12	—	13,725
Investment in subsidiaries	(57,479)	59,719	—	—	(2,240)	—
Property, equipment and leasehold improvements, net	—	10,341	—	—	—	10,341
Goodwill, net	—	116,575	39,470	688	—	156,733
Other intangibles, net	—	16,512	34	—	—	16,546
Deferred income taxes, net	—	214,121	—	584	—	214,705

TOTAL	$(56,779)	$512,720	$57,118	$5,051	$(21,485)	$496,625

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
LIABILITIES:
Settlement liabilities	$—	$41,583	$—	$609	$—	$42,192
Accounts payable	—	19,929	375	313	—	20,617
Accrued expenses	—	30,350	—	1,153	(19,245)	12,258
Borrowings	—	478,250	—	—	—	478,250

Total liabilities	—	570,112	375	2,075	(19,245)	553,317

COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST	—	87	—	—	—	87
STOCKHOLDERS’ (DEFICIT) EQUITY	(56,779)	(57,479)	56,743	2,976	(2,240)	(56,779)

TOTAL	$(56,779)	$512,720	$57,118	$5,051	$(21,485)	$496,625

*	Eliminations include intercompany investments and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING SCHEDULE — STATEMENT OF INCOME INFORMATION

THREE MONTHS ENDED MARCH 31, 2005

			Combined	Combined Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations*	Consolidated

	(Amounts in thousands)
	(Unaudited)
REVENUES:
Cash advance	$—	$55,584	$—	$1,194	$—	$56,778
ATM	—	43,773	—	—	—	43,773
Check services	—	6,217	92	—	—	6,309
Central Credit and other revenues	7,340	1,924	2,354	21	(8,833)	2,806

Total revenues	7,340	107,498	2,446	1,215	(8,833)	109,666
COST OF REVENUES	—	71,780	50	767	—	72,597

GROSS PROFIT	7,340	35,718	2,396	448	(8,833)	37,069
Operating expenses	—	(10,653)	(1,040)	(312)	124	(11,881)
Amortization	—	(1,324)	(40)	—	—	(1,364)
Depreciation	—	(1,949)	—	(3)	—	(1,952)

OPERATING INCOME (LOSS)	7,340	21,792	1,316	133	(8,709)	21,872

INTEREST INCOME (EXPENSE), NET
Interest income	—	427	—	24	—	451
Interest expense	—	(10,932)	—	—	—	(10,932)

Total interest income (expense), net	—	(10,505)	—	24	—	(10,481)

INCOME (LOSS) BEFORE INCOME TAX PROVISION AND MINORITY OWNERSHIP LOSS	7,340	11,287	1,316	157	(8,709)	11,391
INCOME TAX PROVISION	—	(3,997)	—	(104)	—	(4,101)

INCOME (LOSS) BEFORE MINORITY OWNERSHIP LOSS	7,340	7,290	1,316	53	(8,709)	7,290
MINORITY OWNERSHIP LOSS	—	50	—	—	—	50

NET INCOME (LOSS)	$7,340	$7,340	$1,316	$53	$(8,709)	$7,340

*	Eliminations include earnings on subsidiaries and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING SCHEDULE — STATEMENT OF INCOME INFORMATION

THREE MONTHS ENDED MARCH 31, 2004

			Combined	Combined Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations*	Consolidated

	(Amounts in thousands)
	(Unaudited)
REVENUES:
Cash advance	$—	$49,341	$—	$1,114	$—	$50,455
ATM	—	38,330	—	—	—	38,330
Check services	—	5,838	—	—	—	5,838
Central Credit and other revenues	14,103	276	2,667	16	(14,315)	2,747

Total revenues	14,103	93,785	2,667	1,130	(14,315)	97,370
COST OF REVENUES	—	64,178	58	704	—	64,940

GROSS PROFIT	14,103	29,607	2,609	426	(14,315)	32,430
Operating expenses	—	(8,348)	(907)	(1,798)	99	(10,954)
Amortization	—	(1,354)	(84)	—	—	(1,438)
Depreciation	—	(1,962)	(7)	—	—	(1,969)

OPERATING INCOME (LOSS)	14,103	17,943	1,611	(1,372)	(14,216)	18,069

INTEREST INCOME (EXPENSE), NET
Interest income	—	239	—	55	—	294
Interest expense	—	(3,097)	—	—	—	(3,097)

Total interest income (expense), net	—	(2,858)	—	55	—	(2,803)

INCOME (LOSS) BEFORE INCOME TAX PROVISION AND MINORITY OWNERSHIP LOSS	14,103	15,085	1,611	(1,317)	(14,216)	15,266
INCOME TAX PROVISION	—	(982)	—	(181)	—	(1,163)

INCOME (LOSS) BEFORE MINORITY OWNERSHIP LOSS	14,103	14,103	1,611	(1,498)	(14,216)	14,103
MINORITY OWNERSHIP LOSS	—	—	—	—	—	—

NET INCOME (LOSS)	$14,103	$14,103	$1,611	$(1,498)	$(14,216)	$14,103

*	Eliminations include earnings on subsidiaries and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING SCHEDULE — STATEMENT OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2005

			Combined	Combined Non-	Elimination
	Parent	Issuer	Guarantors	Guarantors	Entries*	Consolidated

	(Amounts in thousands)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$7,340	$7,340	$1,316	$53	$(8,709)	$7,340
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Amortization of financing costs	—	494	—	—	—	494
Amortization of intangibles	—	1,324	40	—	—	1,364
Depreciation	—	1,949	—	3	—	1,952
Deferred income taxes	—	3,625	—	—	—	3,625
Equity (income) loss	(7,340)	(1,369)	—	—	8,709	—
Minority ownership loss	—	(50)	—	—	—	(50)
Changes in operating assets and liabilities:
Settlement receivables	—	6,947	—	237	—	7,184
Receivables, other	—	(476)	(2,001)	3	3,436	962
Prepaid and other assets	—	(2,101)	(4)	7	—	(2,098)
Settlement liabilities	—	(5,938)	—	(362)	—	(6,300)
Accounts payable	—	(1,816)	389	(86)	—	(1,513)
Accrued expenses	—	(1,964)	32	181	(3,436)	(5,187)

Net cash provided by (used in) operating activities	—	7,965	(228)	36	—	7,773

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and leasehold improvements	—	(2,016)	(4)	(48)	—	(2,068)
Purchase of other intangibles	—	(90)	(183)	(80)	—	(353)
Investments in subsidiaries	(700)	(700)	—	—	1,400	—

Net cash used in investing activities	(700)	(2,806)	(187)	(128)	1,400	(2,421)

*	Eliminations include intercompany investments and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED SCHEDULE — STATEMENT OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2005

			Combined	Combined Non-	Elimination
	Parent	Issuer	Guarantors	Guarantors	Entries*	Consolidated

	(Amounts in thousands)
	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments under credit facility	—	(31,500)	—	—	—	(31,500)
Minority capital contributions	—	280	—	—	—	280
Capital contributions	(700)	700	—	700	(700)	—

Net cash (used in) provided by financing activities	(700)	(30,520)	—	700	(700)	(31,220)

NET EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	45	—	(34)	—	11

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(700)	(25,316)	(416)	575	—	(25,857)
CASH AND CASH EQUIVALENTS — Beginning of period	700	45,037	662	3,178	—	49,577

CASH AND CASH EQUIVALENTS — End of period	$—	$19,721	$246	$3,753	$—	$23,720

*	Eliminations include intercompany investments and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING SCHEDULE — STATEMENT OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2004

			Combined	Combined Non-	Elimination
	Parent	Issuer	Guarantors	Guarantors	Entries*	Consolidated

	(Amounts in thousands)

	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$14,103	$14,103	$1,611	$(1,498)	$(14,216)	$14,103
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Amortization of financing costs	—	115	—	—	—	115
Amortization of intangibles	—	1,355	83	—	—	1,438
Depreciation	—	1,962	7	—	—	1,969
Equity (income) loss	(14,103)	(113)	—	—	14,216	—
Changes in operating assets and liabilities:
Changes in restricted cash	—	(1,000)	—	—	—	(1,000)
Settlement receivables	—	8,791	—	91	—	8,882
Receivables, other	—	(17,562)	(1,610)	(3,242)	22,598	184
Prepaid and other assets	—	(38)	—	(1)	—	(39)
Settlement liabilities	—	(12,112)	—	(103)	—	(12,215)
Accounts payable	—	1,976	(21)	10	—	1,965
Accrued expenses	—	24,505	—	3,511	(22,598)	5,418

Net cash provided by (used in) operating activities	—	21,982	70	(1,232)	—	20,820

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and leasehold improvements	—	(737)	—	—	—	(737)
Purchase of other intangibles	—	(115)	—	—	—	(115)

Net cash used in investing activities	—	(852)	—	—	—	(852)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under credit facility	—	484,087	—	—	—	484,087
Debt issuance costs	—	(2,488)	—	—	—	(2,488)
Redemption of membership interests and distributions to partners	—	(501,388)	—	(3,950)	—	(505,338)

Net cash used in financing activities	—	(19,789)	—	(3,950)	—	(23,739)

NET EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	153	—	(159)	—	(6)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	1,494	70	(5,341)	—	(3,777)
CASH AND CASH EQUIVALENTS — Beginning of period	—	14,665	195	8,563	—	23,423

CASH AND CASH EQUIVALENTS —
End of period	$—	$16,159	$265	$3,222	$—	$19,646

*	Eliminations include intercompany investments and management fees

DESCRIPTION OF GRAPHIC INSIDE THE BACK COVER

     This page consists of a photograph of the screen display of a personal computer running QuikReports. The photograph is oriented on the page in landscape mode with the top portion of the screen display appearing along the left margin of the page. The screen display shows a sample report, consisting of rows of data containing fictitious patron names, addresses and transaction totals.

                             Shares

Common Stock

PROSPECTUS

                    , 2005

Goldman, Sachs & Co.	JPMorgan

Banc of America Securities LLC

Bear, Stearns & Co. Inc.

Citigroup

Deutsche Bank Securities

SG Cowen & Co.	Wachovia Securities

       You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

      No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

      Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the registration fee and the New York Stock Exchange listing fee.

SEC registration fee	$
New York Stock Exchange listing fee
Printing and engraving
Legal fees and expenses
Accounting fees and expenses
Blue sky fees and expenses (including legal fees)
Transfer agent and registrar fees
Miscellaneous

Total	$

Item 14.	Indemnification of Directors and Officers

      Global Cash Access Holdings, Inc. is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a Delaware corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation, or a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

      The DGCL further authorizes a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

      The bylaws of Global Cash Access Holdings, Inc. provide for the indemnification of its directors and officers to the fullest extent permitted under Delaware law. The bylaws of Global Cash Access Holdings, Inc. also permit us to purchase and maintain insurance on behalf of any person against any liability that may be asserted against, or expenses that may be incurred by, any such person in connection with our activities, regardless of whether we would have the power to indemnify such persons against such liability under the provisions of our bylaws. We have purchased liability insurance for the benefit of the members of our officers and directors.

Item 15.	Recent Sales of Unregistered Securities

      The registrant (formerly known as GCA Holdings, Inc.) resulted from the conversion of GCA Holdings, L.L.C., a limited liability company. GCA Holdings, L.L.C. was formed on February 4, 2004, converted to a corporation named GCA Holdings, Inc. on May 14, 2004, and renamed Global Cash Access Holdings, Inc. on March 18, 2005.

      In connection with the formation of GCA Holdings, L.L.C., on March 10, 2004, GCA Holdings, L.L.C. issued (i) to FDFS Holdings, LLC 958 Common Units of membership interest in exchange for 958 Common Units of membership interest in Global Cash Access, L.L.C. (a limited liability company that was converted to a corporation named Global Cash Access, Inc.), and (ii) to M&C International 472 Common Units of membership interest in exchange for 472 Common Units of membership interest in Global Cash Access, L.L.C. These issuances were exempt from registration under Section 4(2) of the Securities Act.

      In connection with a recapitalization of the ownership of GCA Holdings, L.L.C., on May 13, 2004, GCA Holdings, L.L.C. issued (i) to M&C International 220.055 Class A Common Units of membership interest, 244.000 Class A Preferred Units of membership interests and 58.500 Class B Preferred Units of membership interest, all in exchange for 522.555 Common Units of membership interest, and (ii) to Bank of America Corporation 24.370 Class A Common Units and 3.075 Class B Common Units, all in exchange for 27.445 Common Units of membership interest. These issuances were exempt from registration under Section 4(2) of the Securities Act.

      In connection with the conversion of GCA Holdings, L.L.C. to a corporation, on May 14, 2004, Global Cash Access Holdings, Inc. issued (i) to M&C International 2,200,550 shares of Class A Common stock in exchange for 220.055 Class A Common Units of membership interest, (ii) to Bank of America Corporation 243,700 shares of Class A Common Stock in exchange for 24.370 Class A Common Units of membership interest and 30,750 shares of Class B Common Stock in exchange for 3.075 Class B Common Units of membership interest, (iii) to Summit/ GCA Holdings LLC 1,553,708 shares of Class A Preferred Stock in exchange for 155.3708 Class A Preferred Units of membership interest and 372,508 shares of Class B Preferred Stock in exchange for 37.2508 Class B Preferred Units of membership interest, (iv) to Tudor Ventures GCA Investment Ltd. 192,672 shares of Class A Preferred Stock in exchange for 19.2672 Class A Preferred Units of membership interest and 46,194 shares of Class B Preferred Stock in exchange for 4.6194 Class B Preferred Units of membership interest, (v) to TPT GCA Investment Ltd. 33,944 shares of Class A Preferred Stock in exchange for 3.3944 Class A Preferred Units of membership interest and 8,138 shares of Class B Preferred Stock in exchange for 0.8138 Class B Preferred Units of membership interest, (vi) to Tudor Funds GCA Investment Ltd. 351,400 shares of Class A Preferred Stock in exchange for 35.1400 Class A Preferred Units of membership interest and 84,250 shares of Class B Preferred Stock in exchange for 8.4250 Class B Preferred Units of membership interest, (vii) to HarbourVest VI-GCA LLC 154,138 shares of Class A Preferred Stock in exchange for 15.4138 Class A Preferred Units of membership interest and 36,955 shares of Class B Preferred Stock in exchange for 3.6955 Class B Preferred Units of membership interest, (viii) to Casino Cash Access Corp. 88,374 shares of Class A Preferred Stock in exchange for 8.8374 Class A Preferred Units of membership interest and 21,188 shares of Class B Preferred Stock in exchange for 2.1188 Class B Preferred Units of membership interest, and (ix) to JPMorgan Chase Bank, as Trustee for First Plaza Group Trust 65,764 shares of Class A Preferred Stock in exchange for 6.5764 Class A Preferred Units of membership interest and 15,767 shares of Class B Preferred Stock in exchange for 1.5767 Class B Preferred Units of membership interest. These issuances were exempt from registration under Section 4(2) of the Securities Act.

      On September 1, 2004, the registrant granted an option to purchase 55,555 shares of Class A Common Stock for an exercise price of $104.60 per share to Harry Hagerty in connection with the commencement of his employment with the registrant as its Chief Financial Officer. This issuance was exempt from registration under Section 4(2) of the Securities Act, as well as pursuant to Rule 701 thereunder.

      On January 7, 2005, the registrant effected a 13-for-1 stock split of all of its outstanding capital stock.

      On January 8, 2005, the registrant granted options to purchase an aggregate of 2,794,430 shares of Class A Common Stock to employees for an exercise price of $13.99 per share pursuant to its 2005 Stock Incentive Plan. On March 1, 2005, the registrant granted options to purchase an aggregate of 252,500 shares of Class A Common Stock to employees and a director for an exercise price of $13.99 per share pursuant to its 2005 Stock Incentive Plan. On April 13, 2005, the registrant granted options to purchase an aggregate of 125,000 shares of Class A Common Stock to employees and a director for an exercise price of $13.99 per share pursuant to its 2005 Stock

Incentive Plan. These issuances were exempt from registration under Section 4(2) of the Securities Act, as well as pursuant to Rule 701 thereunder.

      With respect to the issuances described above as being exempt from registration under Section 4(2) of the Securities Act, we claimed exemption by virtue of Section 4(2) of the Securities Act in that such issuances did not involve a public offering, were made without general solicitation or advertising, each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment, and each purchaser represented to us that the securities were being acquired for investment.

      With respect to the issuances described above as being exempt from registration under Rule 701 under the Securities Act, we claimed exemption by virtue of Rule 701 of the Securities Act in that such issuances were either pursuant to written compensatory benefit plans or contracts relating to compensation, as provided in Rule 701.

Item 16.	Exhibits and Financial Statement Schedules

      (a) Exhibits

      See Exhibit Index on page II-6.

      (b) Financial Statement Schedules

      None.

Item 17.	Undertakings

      We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our bylaws, indemnification agreements entered into between the company and our executive officers and directors, the underwriting agreement, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, Nevada on this 26th day of May, 2005.

GLOBAL CASH ACCESS HOLDINGS, INC.

By:	/s/ KIRK SANFORD

Kirk Sanford
President and Chief Executive Officer

      KNOW ALL PERSONS BY THESE PRESENTS, that William H. Harris constitutes and appoints, jointly and severally, Kirk Sanford and Harry C. Hagerty, and each one of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that each of said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      IN WITNESS WHEREOF, William H. Harris has executed this power of attorney as of the date indicated.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the persons whose signatures appear below, which persons have signed such registration statement in the capacities and on the dates indicated:

Signature	Title	Date

/s/ KIRK SANFORD Kirk Sanford	President, Chief Executive Officer (Principal Executive Officer) and Director	May 26, 2005

KARIM MASKATIYA* Karim Maskatiya	Director	May 26, 2005

ROBERT CUCINOTTA* Robert Cucinotta	Director	May 26, 2005

WALTER G. KORTSCHAK* Walter G. Kortschak	Director	May 26, 2005

CHARLES J. FITZGERALD* Charles J. Fitzgerald	Director	May 26, 2005

E. MILES KILBURN* E. Miles Kilburn	Director	May 26, 2005

Signature		Title	Date

/s/ WILLIAM H. HARRIS William H. Harris		Director	May 26, 2005

/s/ HARRY C. HAGERTY Harry C. Hagerty		Chief Financial Officer (Principal Financial and Accounting Officer)	May 26, 2005

*By:	/s/ KIRK SANFORD Kirk Sanford Attorney-in-Fact		May 26, 2005

EXHIBIT INDEX

Exhibit
Number		Description

1	.1(1)	Underwriting Agreement, dated as of , 2005, by and among Global Cash Access Holdings, Inc., as Attorney-in-Fact acting on behalf of each of the Selling Stockholders named therein, and Goldman Sachs & Co., Inc. and J.P. Morgan Securities Inc. on behalf of each of the Underwriters named therein
3.1		Form of Amended and Restated Certificate of Incorporation of Global Cash Access Holdings, Inc. to become effective as of the closing of the offering
3	.2(2)	Form of Amended and Restated Bylaws of Global Cash Access Holdings, Inc. to become effective as of the closing of the offering
4.1		Reference is made to Exhibits 3.1 and 3.2
4	.2(3)	Indenture relating to $235,000,000 aggregate principal amount of 8 3/4% Senior Subordinated Notes due 2012
4	.3(4)	Form of 8 3/4% Senior Subordinated Notes due 2012
4	.4(3)	Assumption Agreement, dated as of June 7, 2004, by Global Cash Access, Inc. and the Subsidiary Guarantors named therein
4.5		Form of Supplemental Indenture by and among Global Cash Access Holdings, Inc., Global Cash Access, Inc., Central Credit, LLC and The Bank of New York and form of notation of Guarantee by Global Cash Access Holdings, Inc.
5.1		Form of opinion of Morrison & Foerster LLP
10	.1(3)	Lease Agreement, dated as of March 8, 2000, by and between Global Cash Access, L.L.C. and American Pacific Capital Gateway Bldg D Co., L.L.C.
10	.4(3)	Guaranty, dated as of March 10, 2004, among GCA Holdings, L.L.C., the guarantors from time to time party hereto and Bank of America, N.A., as Administrative Agent.
10	.5(3)	Security Agreement, dated as of March 10, 2004, among the loan parties from time to time party thereto and Bank of America, N.A., as Collateral Agent.
10	.6(3)	Pledge Agreement, dated as of March 10, 2004, among the loan parties from time to time party thereto and Bank of America, N.A., as Collateral Agent.
10	.7(3)	Membership Unit Redemption Agreement, dated as of March 10, 2004, between FDFS Holdings, LLC and GCA Holdings, L.L.C.
10	.8(3)	Sponsorship Agreement, dated as of November 1999, by and between BA Merchant Services, Inc. and Global Cash Access, L.L.C., as amended by Amendment Number 1 to the Sponsorship Agreement, dated as of September 2000, among BA Merchant Services, Global Cash Access, L.L.C. and First Data Corporation.
10	.9(3)	Sponsorship Indemnification Agreement, dated as of March 10, 2004, by and between Global Cash Access, L.L.C. and First Data Corporation.
10	.10(3)	Amended and Restated Software License Agreement, dated as of March 10, 2004, between Infonox on the Web and Global Cash Access, L.L.C.
10	.11(3)	Professional Services Agreement, dated as of March 10, 2004, between Infonox on the Web and Global Cash Access, L.L.C.
10	.12(3)	Patent License Agreement, dated as of March 10, 2004, between USA Payments and Global Cash Access, L.L.C.
10	.13(3)	Amended and Restated Electronic Payment Processing Agreement, dated as of March 10, 2004, between Global Cash Access, L.L.C., USA Payments Inc. and USA Payment Systems, Inc.
10	.14(3)	Letter Agreement Relating to Technology, dated May 13, 2004, among Global Cash Access, L.L.C., USA Payments, USA Payment Systems and Infonox on the web.

Exhibit
Number		Description

10	.15(3)	Automated Teller Machine Sponsorship Agreement by and between Global Cash Access, L.L.C. and Western Union Bank, dated as of November 12, 2002, and First Amendment to Automated Teller Machine Sponsorship Agreement, dated as of March 10, 2004, between Global Cash Access, L.L.C. and First Financial Bank.
10	.16(3)	Membership Unit Purchase Agreement, dated as of March 10, 2004, by and among Bank of America Corporation, M&C International and GCA Holdings, L.L.C.
10	.17(3)	Amendment to Treasury Services Terms and Conditions Booklet — ATM Cash Services, dated as of March 8, 2004, by and between Global Cash Access, L.L.C. and Bank of America, N.A.
10	.18(3)	Limited Liability Company Agreement of QuikPlay, LLC, dated as of December 6, 2000, between Global Cash Access, L.L.C. and IGT.
10	.19(3)	Registration Agreement, dated as of May 13, 2004, by and among GCA Holdings, L.L.C., the Investors named therein, M&C International and Bank of America Corporation
10	.20(3)	Stockholders Agreement, dated as of May 13, 2004, by and among GCA Holdings, L.L.C., the Investors named therein, M&C International and Bank of America Corporation
10	.21(3)	Investor Rights Agreement, dated as of May 13, 2004, by and among GCA Holdings, L.L.C., the Investors named therein and M&C International
10	.22(3)	Noncompete Agreement, dated as of May 14, 2004, by and between GCA Holdings, Inc. and Kirk Sanford
10	.23(3)	Employment Agreement, dated as of July 12, 2004, by and between Global Cash Access, Inc. and Harry C. Hagerty
10	.24(3)	Notice of Stock Option Award and Stock Option Award Agreement, dated as of September 1, 2004, by and between GCA Holdings, Inc. and Harry C. Hagerty
10	.25(4)	Global Cash Access Holdings, Inc. 2005 Stock Incentive Plan
10	.26(2)	Employment Agreement, dated as of March 22, 2005, by and between Global Cash Access, Inc. and Kirk Sanford
10	.27(2)	Form of Indemnification Agreement between Global Cash Access Holdings, Inc. and each of its executive officers and directors
10	.28(2)	Patent Purchase and License Agreement, dated as of March 22, 2005, by and between Global Cash Access, Inc. and USA Payments
10	.29(2)	Termination and Consent, dated as of March 16, 2005, by and among Global Cash Access Holdings, Inc. and the other parties thereto
10	.30(5)	Amended and Restated Credit Agreement, dated as of April 13, 2005, by and among Global Cash Access Holdings, Inc., Global Cash Access, Inc., the banks and other financial institutions from time to time party thereto, and Bank of America, N.A., as Administrative Agent, Swingline Lender and L/C Issuer
10	.31(6)	Consent and Waiver, dated as of April 11, 2005, by and among Global Cash Access Holdings, Inc., Global Cash Access, Inc., the banks and other financial institutions from time to time party thereto, and Bank of America, N.A., as Administrative Agent
21	.1(2)	Subsidiaries of the Registrant
23.1		Consent of Deloitte & Touche LLP

Exhibit
Number		Description

23.2		Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
24	.1(2)	Power of Attorney (included in Part II to this Registration Statement)

(1)	To be filed by amendment.

(2)	Previously filed.

(3)	Incorporated by reference to the same numbered exhibit to the Registration Statement of Global Cash Access, Inc. on Form S-4 (File No. 333-117218) previously filed with the SEC.

(4)	Incorporated by reference to the same numbered exhibit to the Annual Report of Global Cash Access, Inc. on Form 10-K (File No. 333-117218) previously filed with the SEC.

(5)	Incorporated by reference to exhibit 10.1 to the Current Report of Global Cash Access, Inc. on Form 8-K (File No. 333-117218) filed with the SEC on April 15, 2005.

(6)	Incorporated by reference to exhibit 10.2 to the Current Report of Global Cash Access, Inc. on Form 8-K (File No. 333-117218) filed with the SEC on April 15, 2005.